As filed with the Securities and Exchange Commission on December 2, 2013.

Registration No. 333-191110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hilton Worldwide Holdings Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7011	27-4384691
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7930 Jones Branch Drive, Suite 1100

McLean, VA 22102

Telephone: (703) 883-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Christopher J. Nassetta

President and Chief Executive Officer

Hilton Worldwide Holdings Inc.

7930 Jones Branch Drive, Suite 1100

McLean, VA 22102

Telephone: (703) 883-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Ford Bonnie Edgar J. Lewandowski Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	Kristin A. Campbell Executive Vice President and General Counsel Hilton Worldwide Holdings Inc. 7930 Jones Branch Drive, Suite 1100 McLean, VA 22102 Telephone: (703) 883-1000	Kevin J. Jacobs Executive Vice President and Chief Financial Officer Hilton Worldwide Holdings Inc. 7930 Jones Branch Drive, Suite 1100 McLean, VA 22102 Telephone: (703) 883-1000	Michael P. Kaplan John B. Meade Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4111 Facsimile: (212) 701-5111

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	129,743,588	$21.00(2)	$2,724,615,348	$360,431(3)

(1)	Includes 16,923,076 shares subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933.
(3)	The Registrant paid $170,500 of the registration fee, with respect to $1,250,000,000 of the proposed maximum aggregate offering price, in connection with the initial filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 2, 2013.

112,820,512 Shares

Hilton Worldwide Holdings Inc.

Common Stock

This is an initial public offering of shares of common stock of Hilton Worldwide Holdings Inc.

Hilton Worldwide Holdings Inc. is offering 64,102,564 of the shares to be sold in the offering. The selling stockholder identified in this prospectus is offering an additional 48,717,948 shares.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $18.00 and $21.00. We intend to apply to list our shares of common stock on the New York Stock Exchange, or NYSE, under the symbol “HLT.”

No private equity or real estate opportunity fund or co-investment vehicle sponsored or managed by The Blackstone Group L.P. is selling shares in this offering or receiving cash in lieu of selling shares. After the completion of this offering, affiliates of The Blackstone Group L.P. will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company.” See “Management—Controlled Company Exception.”

See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting (Conflicts of Interest).”

To the extent that the underwriters sell more than 112,820,512 shares of our common stock, the underwriters have the option to purchase up to an additional 16,923,076 shares of our common stock from the selling stockholder at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about         , 2013.

Deutsche Bank Securities	Goldman, Sachs & Co.	BofA Merrill Lynch	Morgan Stanley
J.P. Morgan		Wells Fargo Securities

Blackstone Capital Markets	Macquarie Capital	Barclays	Mitsubishi UFJ Securities

Citigroup	Credit Suisse	HSBC	RBS	Baird	Credit Agricole CIB

Nomura	Raymond James	RBC Capital Markets	UBS Investment Bank

CastleOak Securities, L.P.	Drexel Hamilton	Telsey Advisory Group	Ramirez and Co., Inc.

Prospectus dated                     , 2013.

Meet

Recharge

"It has been, and continues to be, our responsibility to fill the earth with the light and warmth of hospitality"

Conrad N Hilton

Rest

Play

Dine

Swim

Relax

WALDORF ASTORIA HOTELS & RESORTS

CONRAD HOTELS & RESORTS

Hilton HOTELS & RESORTS

DOUBLETREE BY HILTON

EMBASSY SUITES

Hilton Garden Inn

Hampton

HOMEWOOD SUITES BY HILTON

HOME2 SUITES BY HILTON

Hilton Grand Vacations

Hilton

Hampton

HILTON WORLDWIDE

10
Award-winning brands

672,000
Rooms

39 Million
HHonors loyalty program members

127 Million
Guests served annually

$9.3 Billion
Company revenues

Hilton Worldwide room supply

500,000
538,000
581,000
605,000
621,000
646,000
672,000
SEPT 2007
SEPT 2008
SEPT 2009
SEPT 2010
SEPT 2011
SEPT 2012
SEPT 2013

LEADING THE WORLD OF HOSPITALITY FOR NEARLY 100 YEARS

Early 1900s

1919 Conrad Hilton buys the Mobley Hotel in Cisco, Texas

1925 First hotel to carry the "Hilton" name built in Dallas, Texas

1927 Opens first hotel with cold running water and public air conditioning. Rooms sell for as much as $3 a night

1940s

1943 Becomes the first coast-to-coast hotel chain in the United States

1947 First to install televisions in all guest rooms

1948 Creates in-house customer credit payment system that later evolves into the "Carte Blanche" credit card

1949 Conrad Hilton makes first of two appearances on the cover of *TIME* magazine

1950s

1954 Piña Colada invented at the Caribe Hilton, Puerto Rico

1955 Begins program to bring air conditioning to every hotel in the system

1959 Pioneers the airport hotel concept at San Francisco Airport

1960s

1965 Develops department of women's services which led to a hotel product exclusively for women travelers later branded as "Lady Hilton"

1965 Launches franchise program

1969 Elvis Presley begins 57 sold-out shows that continue into the next decade at Las Vegas Hilton

1970s

1971 John Lennon handwrites the words to "Imagine" on a piece of New York Hilton stationery while at the hotel

1972 Implements HILTRON, a computerized central reservation system

1975 Muppet characters "Statler" & "Waldorf" named after two iconic Hilton properties in New York City the Cookie

1980s

1986 DoubleTree introduces signature chocolate chip cookie

1987 Guest loyalty program launches: HHonors

1989 First hotel company to promise 100% Satisfaction Guarantee with Hampton Hotels

1990s

1994 HHonors becomes the only program to let travelers earn both hotel points and air miles

1995 Hilton enters cyberspace, launching hilton.com

1999 Angelina Jolie celebrates Golden Globe win by diving into the pool at The Beverly Hilton, host of the awards since 1961

2000s

2006 Recognizing the globalization of travel, Hilton International and Hilton Hotels Corporation reunite for the first time in more than 40 years

2009 Introduces smartphone app

2009 Becomes one of the first hospitality companies to make sustainability performance a brand standard

石家庄希尔顿酒店

2010s

2011 Hampton Hotels ranks as #1 franchise opportunity in *Entrepreneur* magazine

2013 Hilton Hotels & Resorts becomes first hotel brand to reach one million likes on Facebook

2013 Celebrates 4,000th hotel milestone with Hilton Shijiazhuang in China

Looking ahead...

As technologies advance, customers' demands evolve and travel becomes more global, we will continue innovating our brands to serve our guests for any need, anytime, anywhere they want for decades to come.

Neither we, the selling stockholder nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholder nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We, the selling stockholder and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Unless indicated otherwise, the information included in this prospectus assumes that the shares of common stock to be sold in this offering are sold at $19.50 per share of common stock, which is the midpoint of the price range indicated on the front cover of this prospectus.

Except where the context requires otherwise, references in this prospectus to “Hilton,” “Hilton Worldwide,” “the Company,” “we,” “us,” and “our” refer to Hilton Worldwide Holdings Inc., together with its consolidated subsidiaries. We refer to the estimated over 311,000 individuals working at our owned, leased, managed, franchised, timeshare and corporate locations worldwide as of September 30, 2013 as our “team members.” Of these team members, approximately 151,000 were directly employed or supervised by us and the remaining team members were employed or supervised by third-parties. Except where the context requires otherwise, references to our “properties,” “hotels” and “rooms” refer to the hotels, resorts and timeshare properties managed, franchised, owned or leased by us. Of these hotels or resorts and rooms, a portion are directly owned or leased by us or joint ventures in which we have an interest and the remaining hotels or resorts and rooms were owned by our third-party owners.

Investment funds associated with or designated by The Blackstone Group L.P., our current majority owners, are referred to herein as “Blackstone” or “our Sponsor” and Blackstone, together with the other owners of Hilton Worldwide Holdings Inc. prior to this offering, are collectively referred to as our “existing owners.”

i

Reference to “ADR” or “Average Daily Rate” means hotel room revenue divided by total number of rooms sold in a given period and “RevPAR” or “Revenue per Available Room” represents hotel room revenue divided by room nights available to guests for a given period. References to “RevPAR index” measure a hotel’s relative share of its segment’s Revenue per Available Room. For example, if a subject hotel’s RevPAR is $50 and the RevPAR of its competitive set is $50, the subject hotel would have no RevPAR index premium. If the subject hotel’s RevPAR totaled $60, its RevPAR index premium would be 20%, which indicates that the subject hotel has outperformed other hotels in its competitive set. References to “global RevPAR index premium” means the average RevPAR index premium of our comparable hotels (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics used by Management—Comparable Hotels” on page 67, but excluding hotels that do not receive competitive set information from Smith Travel Research, or STR, or do not participate with STR). The owner or manager of each Hilton comparable hotel exercises its discretion in identifying the competitive set of properties for such hotel, considering factors such as physical proximity, competition for similar customers, product features, services and amenities, quality and average daily rate, as well as STR rules regarding competitive set makeup. Accordingly, while the hotel brands included in the competitive set for any given Hilton comparable hotel depend heavily on market-specific conditions, the competitive sets for Hilton comparable hotels frequently include properties branded with the competing brands identified for the relevant Hilton comparable hotel listed under “Selected Competitors” on page 116. STR provides us with the relevant data for competitive sets that we submit for each of our comparable hotels, which we utilize to compute the RevPAR index for our comparable hotels.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes included elsewhere in this prospectus, before you decide to invest in shares of our common stock.

Hilton Worldwide

Hilton Worldwide is one of the largest and fastest growing hospitality companies in the world, with 4,080 hotels, resorts and timeshare properties comprising 671,926 rooms in 90 countries and territories. In the nearly 100 years since our founding, we have defined the hospitality industry and established a portfolio of 10 world-class brands. Our flagship full-service Hilton Hotels & Resorts brand is the most recognized hotel brand in the world. Our premier brand portfolio also includes our luxury hotel brands, Waldorf Astoria Hotels & Resorts and Conrad Hotels & Resorts, our full-service hotel brands, DoubleTree by Hilton and Embassy Suites Hotels, our focused-service hotel brands, Hilton Garden Inn, Hampton Inn, Homewood Suites by Hilton and Home2 Suites by Hilton and our timeshare brand, Hilton Grand Vacations. We own or lease interests in 156 hotels, many of which are located in global gateway cities, including iconic properties such as The Waldorf Astoria New York, the Hilton Hawaiian Village and the London Hilton on Park Lane. More than 311,000 team members proudly serve in our properties and corporate offices around the world, and we have approximately 39 million members in our award-winning customer loyalty program, Hilton HHonors.

We operate our business through three segments: (1) management and franchise; (2) ownership; and (3) timeshare. These complementary business segments enable us to capitalize on our strong brands, global market presence and significant operational scale. Through our management and franchise segment, which consists of 3,883 hotels with 603,271 rooms, we manage hotels, resorts and timeshare properties owned by third parties and we license our brands to franchisees. Our management and franchise segment generates high margins and long-term recurring cash flow, and has grown by 40% in terms of number of rooms since June 30, 2007, representing 98% of our overall room growth, with virtually no capital investment by us. Our ownership segment consists of 156 hotels with 62,251 rooms that we own or lease. Through our timeshare segment, which consists of 41 properties comprising 6,404 units, we market and sell timeshare intervals, operate timeshare resorts and a timeshare membership club and provide consumer financing.

In October 2007, we were acquired by affiliates of The Blackstone Group L.P. and assembled a new management team led by Christopher J. Nassetta, our President and Chief Executive Officer. Under our new leadership, we have transformed our business, creating a globally aligned organization and establishing a performance-driven culture. As part of our transformation, we focused on both top- and bottom-line operating performance, strengthening and expanding our brands and commercial services platform, and enhancing our growth rate, particularly in markets outside the U.S. where our brands historically had been underrepresented.

As a result of the transformation of our business, despite the sharp downturn in our industry, between June 30, 2007 and September 30, 2013, we have:

•	increased the number of open rooms in our system by 36%, or 176,248 rooms, which represents the highest growth rate of any major lodging company;

•	grown the number of rooms in our development pipeline by 60% to an industry-leading 185,699 rooms, over 99% of which are within our higher-margin, “capital light” management and franchise segment;

•	increased our total number of rooms under construction by 133%, to an industry-leading 97,520 rooms, over 99% of which are within our management and franchise segment;

•	increased the geographic diversity of our pipeline, with rooms in the development pipeline outside the U.S. increasing from less than 20% to more than 60%, and rooms under construction outside the U.S. increasing from less than 15% to nearly 80%;

•	significantly enhanced our presence in key segments, brands and geographies, including significant growth in the luxury segment, in our DoubleTree by Hilton and Home2 Suites by Hilton brands and in the number of hotels in Europe and Greater China;

•	increased our management and franchise segment’s Adjusted EBITDA by 25% from the year ended December 31, 2007 to the year ended December 31, 2012 and grown the proportion of our aggregate segment Adjusted EBITDA contributed by our management and franchise segment from 47% to 53%;

•	increased the average global revenue per available room, or RevPAR, premium for all brands globally by approximately two percentage points to 15% on a trailing twelve month basis;

•	expanded membership in our Hilton HHonors program by 88% since December 31, 2007;

•	significantly outperformed our competitors in the timeshare segment, with annual interval sales increasing over 40% since the year ended December 31, 2007 and segment Adjusted EBITDA as a percentage of timeshare revenue increasing 435 basis points since the year ended December 31, 2010, while beginning a transformation of the business to a more capital-efficient model; for the twelve months ended September 30, 2013, 50% of our sales of timeshare intervals were developed by third parties versus 0% for the year ended December 31, 2009; and

•	significantly improved profitability, increasing our Adjusted EBITDA by an annual average of 12% from the year ended December 31, 2010 through the year ended December 31, 2012, and for the nine months ended September 30, 2013, increasing our Adjusted EBITDA by 12% compared to the nine months ended September 30, 2012. Net income attributable to Hilton stockholder increased by 68% on average from the year ended December 31, 2010 through the year ended December 31, 2012, and for the nine months ended September 30, 2013, net income attributable to Hilton stockholder increased 34% as compared to the nine months ended September 30, 2012.

See “—Summary Historical Financial Data” for the definition of Adjusted EBITDA and a reconciliation of net income attributable to Hilton stockholder to Adjusted EBITDA.

We believe this transformation positions us to continue to increase our share of the expanding global lodging industry, which continues to exhibit strong fundamentals and significant long-term growth prospects supported by increasing global travel and tourism. Our business has grown during times of economic expansion, as well as during global economic downturns. For example, during the period between January 1, 2000 and September 30, 2013, we increased the total number of hotel rooms in our system every year, achieving total growth of 122% and a compound annual growth rate, or CAGR, of 6%. Our industry leading percentage of global rooms under construction of 18.5% significantly exceeds our industry leading percentage of the existing global hotel supply of 4.6%, according to data provided by Smith Travel Research, Inc., or STR. We expect that our #1 share of worldwide rooms under construction will allow us to continue to expand our share of worldwide rooms supply and build on our leading market position.

The transformation of our business since 2007 has enabled us to increase the number of hotels and timeshare units in our system at a more rapid rate than any other major lodging company. The following table illustrates our global room supply by business segment.

Our Competitive Strengths

We believe the following competitive strengths provide the foundation for our position as a leading global hospitality company.

•	World-Class Hospitality Brands. Our globally recognized, world-class brands have defined the hospitality industry. Our flagship Hilton Hotels & Resorts brand often serves as an introduction to our wider range of brands that are designed to accommodate any customer’s needs anywhere in the world. Our brands have achieved an average global RevPAR index premium of 15% for the twelve months ended September 30, 2013, based on STR data. This means that our brands achieve on average 15% more revenue per room than competitive properties in similar markets. The demonstrated strength of our brands makes us a preferred partner for hotel owners, who have invested tens of billions of dollars since December 31, 2007 in the development and improvement of our branded hotels.

•	Leading Global Presence and Scale. We are one of the largest hospitality companies in the world with 4,080 properties and 671,926 rooms in 90 countries and territories. We have hotels in key gateway cities such as New York, London, Dubai, Johannesburg, Tokyo, Shanghai and Sydney and 351 hotels located at or near airports around the world. Our global presence allows us to serve our loyal customers throughout the world and to introduce our award-winning brands to customers in new markets. These world-class brands facilitate system growth by providing hotel owners with a variety of options to address each market’s specific needs. In addition, the diversity of our operations reduces our exposure to business cycles, individual market disruptions and other risks. Our robust commercial services platform allows us to take advantage of our scale to more effectively deliver products and services that drive customer preference and enhance commercial performance on a global basis.

•

Large and Growing Loyal Customer Base. Serving our customers is our first priority. By continually adapting to customer preferences and providing our customers with superior experiences, we have improved our overall customer satisfaction ratings four of the last five years. We earned 32 first place awards in the J.D. Power North America Guest Satisfaction rankings since 1999, more than any multi-

brand lodging company. Our hotels accommodated more than 127 million customer visits during the twelve months ended September 30, 2013, with members of our Hilton HHonors loyalty program contributing approximately 50% of the nearly 172 million resulting room nights. Hilton HHonors unites all our brands, encourages customer loyalty and allows us to provide tailored promotions, messaging and customer experiences. We have grown the membership in our Hilton HHonors program by approximately 88% from approximately 21 million as of December 31, 2007 to nearly 39 million as of September 30, 2013.

•	Significant Embedded Growth. All of our segments are expected to grow through improvement in same-store performance driven by strong anticipated industry fundamentals. PKF Hospitality Research, LLC, or PKF-HR, predicts that lodging industry RevPAR in the U.S., where 78% of our system rooms are located, will grow 7.2% in 2014 and 8.1% in 2015. Our management and franchise segment also is expected to grow through new room additions, as upon completion, our industry-leading development pipeline would result in a 28% increase in our room count with minimal capital investment from us. In addition, our franchise revenues should grow over time as franchise agreements renew at our published license rates, which are higher than our current effective rates. For the twelve months ended September 30, 2013, our weighted average effective license rate across our brands was 4.5% of room revenue, an increase of 13% since 2007, and our weighted average published license rate was 5.4% as of September 30, 2013. We also expect our incentive management fees, which are linked to hotel profitability measures, to increase as a result of the expected improvements in industry fundamentals. In our ownership segment, we believe we will benefit from strong growth in bottom-line earnings as industry fundamentals continue to improve as a result of this segment’s operating leverage, and our large hotels with significant meeting space should benefit from recent improvements in group demand, which we expect will exhibit strong growth as the current stage of the lodging cycle advances. Finally, our timeshare business has over five years of projected interval supply at our current sales pace in the form of existing owned inventory and executed capital light projects, which should enable us to continue to grow our earnings from the segment with lower levels of capital investment from us.

•	Strong Cash Flow Generation. We generate significant cash flow from operating activities with an increasing percentage from our growing capital light management and franchise and timeshare segments. During the five-year period ended December 31, 2012, we generated an aggregate of $3.6 billion in cash flow from operating activities. We increased our cash flow from operating activities from $219 million for the year ended December 31, 2008 to $1.1 billion for the year ended December 31, 2012. We believe that our focus on cash flow generation, the relatively low investment required to grow our management and franchise and timeshare segments, and our disciplined approach to capital allocation position us to maximize opportunities for profitability and growth while continuing to reduce our indebtedness over time.

•

Iconic Hotels with Significant Underlying Real Estate Value. Our diverse global portfolio of owned and leased hotels includes a number of iconic properties in major gateway cities such as New York City, London, San Francisco, Chicago, São Paolo, Sydney and Tokyo. The portfolio also includes iconic hotels with significant embedded asset value, including: The Waldorf Astoria New York, a landmark luxury hotel with 1,413 rooms encompassing an entire city block in the heart of midtown Manhattan near Grand Central Terminal; the Hilton Hawaiian Village, a full-service beach resort with 2,860 rooms that sits on approximately 22 oceanfront acres along Waikiki Beach on the island of Oahu; and the London Hilton on Park Lane, a 453-room hotel overlooking Hyde Park in the exclusive Mayfair district of London. Our ten owned hotels with the highest Adjusted EBITDA contributed 54% of our ownership segment’s Adjusted EBITDA during the year ended December 31, 2012, which highlights the quality of our key flagship properties. In addition, we believe the iconic nature of many of these properties creates significant value for our entire system of properties by reinforcing the world-class nature of our brands. We continually focus on increasing the value and enhancing the market position of our owned and leased hotels and have invested $1.8 billion in these properties between December 31, 2007 and September 30, 2013. Over time, we believe we can unlock significant incremental value through opportunistically exiting assets or executing on adaptive reuse plans for all or a portion of certain hotels as retail, residential or timeshare uses.

•	Market-Leading and Innovative Timeshare Platform. Our timeshare business complements our other segments and provides an alternative hospitality product that serves an attractive customer base. Our timeshare customers are among our most loyal hotel customers, with estimated spend in our hotel system increasing approximately 40% after the purchase of their timeshare interests. Historically, we have concentrated our timeshare efforts in four key markets: Florida, Hawaii, New York City and Las Vegas, which has helped us to increase annual sales of timeshare intervals by more than 40% since 2007 while yielding strong profit margins during a time when our competitors generally experienced declines in both sales and profit margins. As a result of this strong operating performance and the returns we were able to drive on our own timeshare developments, in 2010 we began a transformation of our timeshare business to a capital light model in which third-party timeshare owners and developers provide capital for development while we act as sales and marketing agent and property manager. Through these transactions, we receive a sales and marketing commission and branding fees on sales of timeshare intervals, recurring fees to operate the homeowners’ associations and revenues from resort operations. We also earn recurring fees in connection with the points-based membership programs we operate that provide for exclusive exchange, leisure travel and reservation services, and through fees related to the servicing of consumer loans. We have increased the sales of intervals developed by third parties from zero in 2009 to 50% for the twelve months ended September 30, 2013, which has dramatically reduced the capital requirements of our timeshare segment while continuing to drive strong earnings and cash flows. For the year ended December 31, 2012 and the nine months ended September 30, 2013, we incurred $56 million and $70 million, respectively, of capital expenditures for timeshare inventory, compared to an average of $405 million annually during 2007 and 2008.

•	Performance-Driven Culture. We are an organization of people serving people, thus it is imperative that we attract and retain best-in-class talent to serve our various stakeholders. We have a performance-driven culture that begins with an intense alignment around our mission, vision, values and key strategic priorities. Our President and Chief Executive Officer, Christopher J. Nassetta, has nearly 30 years of experience in the hotel industry, previously serving as President and Chief Executive Officer of Host Hotels & Resorts, Inc., where he was named Institutional Investor’s 2007 REIT CEO of the Year. He and the balance of our executive management team have been instrumental in transforming our organization and installing a culture that develops leaders at all levels of the organization who are focused on delivering exceptional service to our customers every day. We rely on our over 311,000 team members to execute our strategy and continue to enhance our products and services to ensure that we remain at the forefront of performance and innovation in the lodging industry.

Our Business and Growth Strategy

The following are key elements of our strategy to become the preeminent global hospitality company—the first choice of guests, team members and owners alike:

•

Expand our Global Footprint. We intend to build on our leading position in the U.S. and expand our global footprint. In February 2006, we reacquired Hilton International Co., which had operated as a separate company since 1964, and in so doing, reacquired the international Hilton branding rights. Reuniting Hilton’s U.S. and international operations has provided us with the platform to grow our business and brands globally. As a result of the reacquisition and focus on global expansion, we currently rank number one or number two in every major region of the world by rooms under construction, based on STR data. We aim to increase the relative contribution of our international operations, which accounted for only 27% of our revenues during the year ended December 31, 2012.

Of our new rooms under construction, 78% are located outside of the U.S. We plan to continue to expand our global footprint by introducing the right brands with the right product positioning in targeted markets and allocating business development resources effectively to drive new unit growth in every region of the world.

•	Grow our Fee-Based Businesses. We intend to grow our higher margin, fee-based businesses. We expect to increase the contribution of our management and franchise segment, which already accounts for more than half of our aggregate segment Adjusted EBITDA, through new third-party hotel development and the conversion of existing hotels to our brands. The number of rooms in our management and franchise segment grew by 40% from June 30, 2007 to September 30, 2013 and substantially all of our current development pipeline of 185,699 rooms consists of hotels in this segment. Upon completion, this pipeline of new, third-party owned hotels would result in a 31% increase in our management and franchise room count with minimal capital investment from us. In addition, we aim to increase the average effective franchise fees we receive over time by renewing and entering into new franchise agreements at our current published franchise fee rates.

•	Continue to Increase the Capital Efficiency of our Timeshare Business. Traditionally, timeshare operators have funded 100% of the investment necessary to acquire land and construct timeshare properties. In 2010, we began sourcing timeshare intervals through sales and marketing agreements with third-party developers. These agreements enable us to generate fees from the sales and marketing of the timeshare intervals and club memberships and from the management of the timeshare properties without requiring us to fund acquisition and construction costs. Our supply of third-party developed timeshare intervals has increased to 65,000 as of September 2013, compared to no supply in 2009, and the percentage of sales of timeshare intervals developed by third parties has already increased to 50% for the twelve months ended September 30, 2013. We will continue to seek opportunities to grow our timeshare business through this capital light model.

•	Optimize the Performance of our Owned and Leased Hotels. In addition to utilizing our commercial services platform to enhance the revenue performance of our owned and leased assets, we have focused on maximizing the cost efficiency of the portfolio by implementing labor management practices and systems and reducing fixed costs to drive profitability. Through our disciplined approach to asset management, we have developed and executed on strategic plans for each of our hotels and have invested $1.8 billion in our portfolio since December 31, 2007 to enhance the market position of each property. We expect to continue to enhance the performance of our hotels by improving operating efficiencies, and believe there is an opportunity to drive further improvements in operating margins and Adjusted EBITDA. The Adjusted EBITDA of our owned and leased portfolio for 2012 was still below 2008 levels. Further, at certain of our hotels, we are developing plans for the adaptive reuse of all or a portion of the property to residential, retail or timeshare uses. Finally, we expect to create value over time by opportunistically selling assets and restructuring or exiting leases.

•	Strengthen our Brands and Commercial Services Platform. We intend to enhance our world-class brands through superior brand management by continuing to develop products and services that drive increased RevPAR premiums. We will continue to refine our luxury brands to deliver modern products and service standards that are relevant to today’s luxury traveler. We will continue to position our full-service operating model and product standards to meet evolving customer needs and drive financial results that support incremental owner investment in our hotels. In our focused-service brands, we will continue to position for growth in the U.S., and tailor our products as appropriate to meet the needs of customers and developers outside the U.S. We will continue to innovate and enhance our commercial services platform to ensure we have the most formidable sales, pricing, marketing and distribution platform in the industry to drive premium commercial performance to our entire system of hotels. We also will continue to invest in our Hilton HHonors customer loyalty program to ensure it remains relevant to our customers and drives customer loyalty and value to our hotel owners.

Our Industry

We believe that the fundamentals of the global hotel industry, as projected by analysts, particularly in the U.S., where 78% of our system-wide rooms are located, will yield strong industry performance and support the growth of our business in coming years. According to STR data, U.S. lodging demand, as measured by number of booked hotel rooms, has improved with the economic recovery in recent years, experiencing a CAGR of 4.9% over the last three years, significantly exceeding the 25-year CAGR of 1.8%. In contrast, over the last three years, U.S. lodging industry supply has grown at a CAGR of 0.9%, well below the 25-year CAGR of 2.0%. We believe this positive imbalance between demand growth and supply growth has contributed to a RevPAR CAGR of 6.8% over the last three years, well above the 25-year CAGR of 2.7%. According to PKF-HR, total U.S. lodging industry RevPAR is expected to increase 7.2% in 2014 and 8.1% in 2015. According to STR data, global lodging demand, as measured by number of booked hotel rooms, has grown at a CAGR of 5.3% over the last three years and hotel supply growth increased at a CAGR of 1.6%. We believe these attractive supply/demand fundamentals provide the potential for continued global RevPAR growth in the coming years.

In addition, we believe that broader positive global macroeconomic and travel and tourism trends will continue to drive longer-term growth in the lodging sector. In particular, we believe that a growing middle class (which the Organization for Economic Co-operation and Development, or OECD, expects will grow from approximately two to five billion people by 2030) with the desire and resources to travel both within their home regions and elsewhere will support growth in global tourism (which the United Nations World Tourism Organization projects will grow on average between 3% and 4% annually through 2030) and will be an important factor in driving the growth of the global lodging industry. We believe that these trends will provide a strong basis for our growth over the long term.

Our Sponsor

Blackstone (NYSE: BX) is one of the world’s leading investment and advisory firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Through its different businesses, Blackstone had total assets under management of approximately $248 billion as of September 30, 2013. Blackstone’s global real estate group is the largest private equity real estate manager in the world with $69 billion of investor capital under management as of September 30, 2013.

Refinancing Transactions

On October 25, 2013, we repaid in full all $13.4 billion in borrowings outstanding on such date under our legacy senior mortgage loans and secured mezzanine loans using the proceeds from our recent offering of $1.5 billion of 5.625% senior notes due 2021, which were released from escrow on such date, borrowings under our new senior secured credit facilities, which consists of a $7.6 billion term loan facility (of which we voluntarily repaid $0.1 billion in November 2013) and an undrawn $1.0 billion revolving credit facility, a $3.5 billion commercial mortgage-backed securities loan and a $0.525 billion mortgage loan secured by our Waldorf Astoria New York property, together with additional borrowings under our non-recourse timeshare financing receivables credit facility, or Timeshare Facility, and cash on hand. For more information, see “Description of Certain Indebtedness.”

In addition, on October 25, 2013, Hilton Worldwide, Inc., our wholly owned subsidiary, issued a notice of redemption to holders of all of the outstanding $96 million aggregate principal amount of its 8% quarterly interest bonds due 2031 on November 25, 2013. The bonds were redeemed at a redemption price equal to 100% of the principal amount thereof and accrued and unpaid thereon, to, but not including November 25, 2013. We refer to the repayment of the bonds and the transactions in the preceding paragraph as the “Refinancing Transactions.”

Investment Risks

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include those associated with:

•	We are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

•	Macroeconomic and other factors beyond our control can adversely affect and reduce demand for our products and services.

•	Contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth.

•	The hospitality industry is subject to seasonal and cyclical volatility, which may contribute to fluctuations in our results of operations and financial condition.

•	Because we operate in a highly competitive industry, our revenues or profits could be harmed if we are unable to compete effectively.

•	Any deterioration in the quality or reputation of our brands could have an adverse impact on our reputation, business, financial condition or results of operations.

•	If we are unable to maintain good relationships with third-party hotel owners and renew or enter into new management and franchise agreements, we may be unable to expand our presence and our business, financial condition and results of operations may suffer.

•	We are exposed to the risks resulting from significant investments in owned and leased real estate, which could increase our costs, reduce our profits and limit our ability to respond to market conditions.

•	Our efforts to develop, redevelop or renovate our owned and leased properties could be delayed or become more expensive, which could reduce revenues or impair our ability to compete effectively.

•	We share control in joint venture projects, which limits our ability to manage third-party risks associated with these projects.

•	The timeshare business is subject to extensive regulation and failure to comply with such regulation may have an adverse impact on our business.

•	A decline in timeshare interval inventory or our failure to enter into and maintain timeshare management agreements may have an adverse effect on our business or results of operations.

•	Some of our existing development pipeline may not be developed into new hotels, which could materially adversely affect our growth prospects.

•	Failures in, material damage to, or interruptions in our information technology systems, software or websites and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations.

•	We may be exposed to risks and costs associated with protecting the integrity and security of our guests’ personal information.

•	Failure to comply with marketing and advertising laws, including with regard to direct marketing, could result in fines or place restrictions on our business.

•	Because we derive a portion of our revenues from operations outside the United States, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

•	The loss of senior executives or key field personnel, such as general managers, could significantly harm our business.

•	Any failure to protect our trademarks and other intellectual property could reduce the value of the Hilton brands and harm our business.

•	Our substantial indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and pay our debts and could divert our cash flow from operations for debt payments.

•	Our Sponsor and its affiliates control us and their interests may conflict with ours or yours in the future.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our common stock.

Hilton Worldwide Holdings Inc. was incorporated in Delaware in March 2010. In 1919, our founder Conrad Hilton purchased his first hotel in Cisco, Texas. Through our predecessors, we commenced operations in 1946 when our subsidiary Hilton Hotels Corporation, later renamed Hilton Worldwide, Inc., was incorporated in Delaware. Our principal executive offices are located at 7930 Jones Branch Drive, Suite 1100, McLean, Virginia 22102 and our telephone number is (703) 883-1000.

The Offering

Common stock offered by us	64,102,564 shares.

Common stock offered by the selling stockholder	48,717,948 shares.

Option to purchase additional shares	The underwriters have an option to purchase up to 16,923,076 additional shares of our common stock from the selling stockholder. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock outstanding after giving effect to this offering	984,615,385 shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and offering expenses, will be approximately $1,209 million, based on an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds received by us from this offering and available cash to repay approximately $1,250 million of term loan borrowings outstanding under our new senior secured credit facilities. To the extent we raise more proceeds in this offering than currently estimated, we will repay additional term loan borrowings or use such proceeds for other general corporate purposes. To the extent we raise less proceeds in this offering than currently estimated, we will reduce the amount of term loan borrowings that will be repaid. See “Use of Proceeds.”

Except in relation to the payment to be made to us by the selling stockholder that is described in “Principal and Selling Stockholders,” we will not receive any proceeds from the sale of shares of common stock offered by the selling stockholder, including from any exercise by the underwriters of their option to purchase additional shares.

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Conflicts of Interest

Blackstone Advisory Partners L.P., an underwriter of this offering, is an affiliate of Blackstone, our controlling stockholder. Since Blackstone beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. In addition, in connection with the repayment of certain borrowings under our credit facilities, an affiliate of Goldman, Sachs & Co. is expected to receive a portion of the net proceeds of this offering in its capacity as lender. See “Use of Proceeds.” In addition, an affiliate of Goldman, Sachs & Co. holds, directly or indirectly, limited liability company interests in the Selling Stockholder, the immediate parent company of Hilton Worldwide Holdings Inc., and is expected to receive a portion of the net proceeds of this offering in connection with its election to receive a cash payment in lieu of shares of our common stock that would otherwise have been distributed to it as a member of the immediate parent entity. See “Principal and Selling Stockholders.” These proceeds, when combined with the proceeds received in its capacity as lender, give Goldman, Sachs & Co. more than 5% of the proceeds of this offering, and consequently, Goldman, Sachs & Co. will be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121(f)(5)(C). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus. Deutsche Bank Securities Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended, or the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have also agreed to indemnify Deutsche Bank Securities Inc. against certain liabilities incurred in connection with it acting as a qualified independent underwriter in this offering, including liabilities under the Securities Act. See “Underwriting (Conflicts of Interest).”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“HLT.”

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the information based thereon does not reflect 80,000,000 shares of common stock that may be granted under our Omnibus Incentive Plan. See “Management—Omnibus Incentive Plan.” In addition, all share information, other than in historical financial results, reflects a 9,205,128-for-1 forward stock split to occur immediately prior to closing of this offering.

Summary Historical Financial Data

We derived the summary statement of operations data and the summary statement of cash flows data for the years ended December 31, 2012, 2011 and 2010 and the summary balance sheet data as of December 31, 2012 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary balance sheet data as of September 30, 2012 and December 31, 2010 from our unaudited consolidated financial statements that are not included in this prospectus. We derived the summary statement of operations data and the summary statement of cash flows data for the nine months ended September 30, 2013 and 2012 and the summary balance sheet data as of September 30, 2013 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

The unaudited summary pro forma financial information has been prepared to reflect the issuance of shares of our common stock offered by us in this offering at an assumed initial public offering price of $19.50, which is the midpoint of the range set forth on the cover of this prospectus and the other transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information.” The following unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

You should read the summary historical financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other financial information included elsewhere in this prospectus.

	Pro Forma Nine Months Ended September 30, 2013	Pro Forma Year Ended December 31, 2012	Nine Months Ended September 30,		Year Ended December 31,
			2013	2012	2012	2011	2010
	(dollars in millions, except Hotel RevPAR and ADR)
Summary Statement of Operations Data:
Revenues
Owned and leased hotels	$2,982	$3,979	$2,982	$2,931	$3,979	$3,898	$3,667
Management and franchise fees and other	868	1,088	868	807	1,088	1,014	901
Timeshare	809	1,085	809	822	1,085	944	863

	4,659	6,152	4,659	4,560	6,152	5,856	5,431

Other revenues from managed and franchised properties	2,433	3,124	2,433	2,378	3,124	2,927	2,637

Total revenues	7,092	9,276	7,092	6,938	9,276	8,783	8,068

Expenses
Owned and leased hotels	2,327	3,230	2,327	2,401	3,230	3,213	3,009
Timeshare	545	758	545	568	758	668	634

	Pro Forma Nine Months Ended September 30, 2013	Pro Forma Year Ended December 31, 2012	Nine Months Ended September 30,		Year Ended December 31,
			2013	2012	2012	2011	2010
	(dollars in millions, except Hotel RevPAR and ADR)
Depreciation and amortization	455	550	455	394	550	564	574
Impairment losses	—	54	—	33	54	20	24
General, administrative and other	319	460	319	327	460	416	637

	3,646	5,052	3,646	3,723	5,052	4,881	4,878

Other expenses from managed and franchised properties	2,433	3,124	2,433	2,378	3,124	2,927	2,637

Total expenses	6,079	8,176	6,079	6,101	8,176	7,808	7,515

Operating income	1,013	1,100	1,013	837	1,100	975	553
Net income attributable to Hilton stockholder	338	288	389	291	352	253	128

	Pro Forma as of September 30, 2013	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
		2013	2012	2012	2011	2010
	(dollars in millions, except Hotel RevPAR and ADR)
Summary Balance Sheet Data:
Cash and cash equivalents	$441	$724	$883	$755	$781	$796
Restricted cash and cash equivalents	411	502	700	550	658	619
Total assets	26,582	26,729	27,517	27,066	27,312	27,750
Long-term debt(1)	12,011	14,279	16,064	15,575	16,311	16,995
Non-recourse timeshare debt(1)(2)	688	388	—	—	—	—
Non-recourse debt and capital lease obligations of consolidated variable interest entities(1)	318	318	471	420	481	541
Total equity	3,822	2,553	1,981	2,155	1,702	1,544

Summary Statement of Cash Flows Data:
Capital expenditures for property and equipment		$167	$336	$433	$389	$148
Cash flow from operating activities		1,024	750	1,110	1,167	833
Cash flow from investing activities		(252)	(413)	(558)	(463)	(68)
Cash flow from financing activities		(789)	(236)	(576)	(714)	(703)

Operational and Other Data:
Number of hotels and timeshare properties		4,080	3,924	3,966	3,843	3,709
Number of rooms and units		671,926	645,654	652,957	633,238	609,634
Hotel RevPAR(3)		$100.19	$95.07	$93.38	$90.70	$86.16
Hotel occupancy(3)		73.5%	72.4%	71.1%	69.7%	68.4%
Hotel ADR(3)		$136.24	$131.30	$131.35	$130.15	$126.06

Adjusted EBITDA:
Management and franchise(4)		$938	$877	$1,180	$1,095	$968
Ownership		672	566	793	725	688
Timeshare(4)		205	198	252	207	171
Corporate and other		(208)	(207)	(269)	(274)	(263)

Adjusted EBITDA(5)		$1,607	$1,434	$1,956	$1,753	$1,564

(1)	Includes current maturities.
(2)	Includes Timeshare Facility and our 2.28% notes backed by timeshare financing receivables, or Securitized Timeshare Debt.
(3)	Operating statistics are for comparable hotels as of each period end. See the definition of comparable hotels in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management—Comparable Hotels.”
(4)	Includes pro forma timeshare license fee for year ended December 31, 2010. Timeshare license fee agreement of 5% of certain timeshare revenues charged by our management and franchise segment to our timeshare segment was effective January 1, 2011.
(5)	EBITDA is defined by us as net income attributable to Hilton stockholder plus interest expense, income tax expense and depreciation and amortization. We evaluate our operating performance using a metric we refer to as “Adjusted EBITDA” which is defined as net income attributable to Hilton stockholder before interest expense, income tax expense (benefit), depreciation and amortization, as further adjusted to exclude gains, losses and expenses in connection with (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment charges; (v) furniture, fixtures and equipment, or FF&E replacement reserves required under certain lease arrangements; (vi) reorganization costs; (vii) share-based and certain other compensation expenses; (viii) severance, relocation and other expenses; and (ix) other items.

EBITDA and Adjusted EBITDA are not recognized terms under generally accepted accounting principles in the United States, or U.S. GAAP, and should not be considered as alternatives to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. In addition, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe that EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as a substitute for profit (loss), cash flow or other methods of analyzing our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income attributable to Hilton stockholder, which we believe is the most closely comparable U.S. GAAP financial measure:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(in millions)
Net income attributable to Hilton stockholder	$389	$291	$352	$253	$128
Interest expense	401	423	569	643	946
Interest expense included in equity in earnings (losses) from unconsolidated affiliates	10	8	13	12	16
Income tax expense (benefit)	192	166	214	(59)	308
Depreciation and amortization	455	394	550	564	574
Depreciation and amortization included in equity in earnings (losses) from unconsolidated affiliates	23	28	34	48	48

EBITDA	1,470	1,310	1,732	1,461	2,020

Net income (loss) attributable to noncontrolling interest	9	4	7	2	(17)
Loss (gain) on foreign currency transactions	43	(27)	(23)	21	(18)
Gain on debt restructuring(a)	—	—	—	—	(789)
FF&E replacement reserve(b)	29	52	68	57	48
Share-based compensation expense	5	20	50	19	56
Impairment losses	—	33	54	20	24
Impairment loss included in equity in earnings (losses) from unconsolidated affiliates	—	4	19	141	6
Other gain, net(c)	(5)	(8)	(15)	(19)	(8)
Other adjustment items(d)	56	46	64	51	242

Adjusted EBITDA	$1,607	$1,434	$1,956	$1,753	$1,564

(a)	Represents the gain recognized in our consolidated statement of operations as a result of the debt restructuring in April 2010.
(b)	Represents FF&E replacement reserves established for the benefit of lessors for requisition of capital assets under certain lease agreements.
(c)	Other gain, net includes gains and losses on the dispositions of certain property and equipment and investments in affiliates, as well as a gain related to the restructuring of a capital lease in 2011 and a gain related to the discounted repayment of senior unsecured debt in 2010.
(d)	Represents adjustments for certain legal expenses, severance, and certain guarantee payments. Includes $150 million of legal settlement expense, including a cash payment of $75 million, for the year ended December 31, 2010.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes, before you decide whether to purchase our common stock.

Risks Relating to Our Business and Industry

We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the hospitality industry, including:

•	significant competition from multiple hospitality providers in all parts of the world;

•	changes in operating costs, including energy, food, compensation, benefits and insurance;

•	increases in costs due to inflation that may not be fully offset by price and fee increases in our business;

•	changes in tax and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;

•	the costs and administrative burdens associated with complying with applicable laws and regulations;

•	the costs or desirability of complying with local practices and customs;

•	significant increases in cost for health care coverage for employees and potential government regulation with respect to health care coverage;

•	shortages of labor or labor disruptions;

•	the availability and cost of capital necessary for us and third-party hotel owners to fund investments, capital expenditures and service debt obligations;

•	delays in or cancellations of planned or future development or refurbishment projects, which in the case of our managed and franchised hotels and timeshare properties controlled by homeowner associations are generally not within our control;

•	the quality of services provided by franchisees;

•	the financial condition of third-party property owners, developers and joint venture partners;

•	relationships with third-party property owners, developers and joint venture partners, including the risk that owners may terminate our management, franchise or joint venture agreements;

•	changes in desirability of geographic regions of the hotels or timeshare resorts in our business, geographic concentration of our operations and customers, and shortages of desirable locations for development;

•	changes in the supply and demand for hotel services (including rooms, food and beverage, and other products and services) and vacation ownership services and products;

•	the ability of third-party internet and other travel intermediaries to attract and retain customers; and

•	decreases that may result in the frequency of business travel as a result of alternatives to in person meetings, including virtual meetings hosted on-line or over private teleconferencing networks.

Any of these factors could increase our costs or limit or reduce the prices we are able to charge for hospitality services and timeshare products, or otherwise affect our ability to maintain existing properties or develop new properties. As a result, any of these factors can reduce our revenues and limit opportunities for growth.

Macroeconomic and other factors beyond our control can adversely affect and reduce demand for our products and services.

Macroeconomic and other factors beyond our control can reduce demand for hospitality products and services, including demand for rooms at properties that we manage, franchise, own, lease or develop, as well as demand for timeshare properties. These factors include, but are not limited to:

•	changes in general economic conditions, including low consumer confidence, unemployment levels, depressed real estate prices resulting from the severity and duration of any downturn in the U.S. or global economy;

•	war, political conditions or civil unrest, terrorist activities or threats and heightened travel security measures instituted in response to these events;

•	decreased corporate or government travel-related budgets and spending, as well as cancellations, deferrals or renegotiations of group business such as industry conventions;

•	statements, actions, or interventions by governmental officials related to travel and corporate travel-related activities and the resulting negative public perception of such travel and activities;

•	the financial and general business condition of the airline, automotive and other transportation-related industries and its impact on travel, including decreased airline capacity and routes;

•	conditions which negatively shape public perception of travel, including travel-related accidents and outbreaks of pandemic or contagious diseases, such as avian flu, severe acute respiratory syndrome (SARS) and H1N1 (swine flu);

•	climate change or availability of natural resources;

•	natural or man-made disasters, such as earthquakes, tsunamis, tornadoes, hurricanes, typhoons, floods, volcanic eruptions, oil spills and nuclear incidents;

•	changes in the desirability of particular locations or travel patterns of customers;

•	cyclical over-building in the hotel and timeshare industries; and

•	organized labor activities, which could cause a diversion of business from hotels involved in labor negotiations and loss of business for our hotels generally as a result of certain labor tactics.

Any one or more of these factors could limit or reduce overall demand for our products and services or could negatively impact our revenue sources, which could adversely affect our business, financial condition and results of operations.

Contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth.

Consumer demand for our services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. Declines in demand for our products and services due to general economic conditions could negatively impact our business by decreasing the revenues and profitability of our owned properties, limiting the amount of fee revenues we are able to generate from our managed and franchised properties, and reducing overall demand for timeshare intervals. In addition, many of the expenses associated with our business, including personnel costs, interest, rent, property taxes, insurance and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our hotels and timeshare properties decreases, our business operations and financial performance may be adversely affected.

The hospitality industry is subject to seasonal and cyclical volatility, which may contribute to fluctuations in our results of operations and financial condition.

The hospitality industry is seasonal in nature. The periods during which our lodging properties experience higher revenues vary from property to property, depending principally upon location and the customer base served. We generally expect our revenues to be lower in the first quarter of each year than in each of the three subsequent quarters with the fourth quarter being the highest. In addition, the hospitality industry is cyclical and demand generally follows, on a lagged basis, the general economy. The seasonality and cyclicality of our industry may contribute to fluctuations in our results of operations and financial condition.

Because we operate in a highly competitive industry, our revenues or profits could be harmed if we are unable to compete effectively.

The segments of the hospitality industry in which we operate are subject to intense competition. Our principal competitors are other operators of luxury, full-service and focused-service and timeshare properties, including other major hospitality chains with well-established and recognized brands. We also compete against smaller hotel chains, independent and local hotel owners and operators and independent timeshare operators. If we are unable to compete successfully, our revenues or profits may decline.

Competition for hotel guests

We face competition for individual guests, group reservations and conference business. We compete for these customers based primarily on brand name recognition and reputation, as well as location, room rates, property size and availability of rooms and conference space, quality of the accommodations, customer satisfaction, amenities and the ability to earn and redeem loyalty program points. Our competitors may have greater financial and marketing resources and more efficient technology platforms, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete for guests effectively.

Competition for management and franchise agreements

We compete to enter into management and franchise agreements. Our ability to compete effectively is based primarily on the value and quality of our management services, brand name recognition and reputation, our ability and willingness to invest capital, availability of suitable properties in certain geographic areas, and the overall economic terms of our agreements and the economic advantages to the property owner of retaining our management services and using our brands. If the properties that we manage or franchise perform less successfully than those of our competitors, if we are unable to offer terms as favorable as those offered by our competitors, or if the availability of suitable properties is limited, our ability to compete effectively for new management or franchise agreements could be reduced.

Competition for sales of timeshare properties

We compete with other timeshare operators for sales of timeshare intervals based principally on location, quality of accommodations, price, financing terms, quality of service, terms of property use, opportunity for timeshare owners to exchange into time at other timeshare properties or other travel rewards as well as brand name recognition and reputation. Our ability to attract and retain purchasers of timeshare intervals depends on our success in distinguishing the quality and value of our timeshare offerings from those offered by others. If we are unable to do so, our ability to compete effectively for sales of timeshare intervals could be adversely affected.

Any deterioration in the quality or reputation of our brands could have an adverse impact on our reputation, business, financial condition or results of operations.

Our brands and our reputation are among our most important assets. Our ability to attract and retain guests depends, in part, on the public recognition of our brands and their associated reputation. In addition, the success of our hotel owners’ businesses and their ability to make payments to us may indirectly depend on the strength and reputation of our brands. Such dependence makes our business susceptible to risks regarding brand obsolescence and to reputational damage. If our brands become obsolete or are viewed as unfashionable or lacking in consistency and quality, we may be unable to attract guests to our hotels, and further we may be unable to attract or retain our hotel owners.

In addition, there are many factors which can negatively affect the reputation of any individual brand, or the overall brand of our company. Changes in ownership or management practices, the occurrence of accidents or injuries, natural disasters, crime, individual guest notoriety, or similar events can have a substantial negative impact on our reputation, create adverse publicity and cause a loss of consumer confidence in our business. Because of the global nature of our brands and the broad expanse of our business and hotel locations, events occurring in one location could have a resulting negative impact on the reputation and operations of otherwise successful individual locations. In addition, the considerable expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated by such incidents. We could also face legal claims related to these events, along with adverse publicity resulting from such litigation. If the perceived quality of our brands declines, or if our reputation is damaged, our business, financial condition or results of operations could be adversely affected.

If we are unable to maintain good relationships with third-party hotel owners and renew or enter into new management and franchise agreements, we may be unable to expand our presence and our business, financial condition and results of operations may suffer.

Our management and franchising business depends on our ability to establish and maintain long-term, positive relationships with third-party property owners and on our ability to renew existing, and enter into new, management and franchise agreements. The management and franchise contracts we enter into with third-party owners are typically long-term arrangements, but may allow the hotel owner to terminate the agreement under certain circumstances, including in certain cases, the failure to meet certain financial or performance criteria. Our ability to meet these financial and performance criteria is subject to, among other things, risks common to the overall hotel industry, including factors outside of our control. In addition, any negative management and franchise pricing trends could adversely affect our ability to negotiate with hotel owners. If we fail to maintain and renew existing management and franchise agreements, and enter into new agreements on favorable terms, we may be unable to expand our presence and our business, financial condition and results of operations may suffer.

Our management and franchise business is subject to real estate investment risks for third-party owners which could adversely affect our operational results and our prospects for growth.

The ability to grow our management and franchise business is subject to the range of risks associated with real estate investments. Our ability to sustain continued growth through management and franchise agreements for new hotels and the conversion of existing facilities to managed or franchised branded hotels is affected, and may potentially be limited, by a variety of factors influencing real estate development generally. These include site availability, the availability of financing, planning, zoning and other local approvals. Other limitations that may be imposed by market factors include projected room occupancy, changes in growth in demand compared to projected supply, geographic area restrictions in management and franchise agreements, costs of construction and anticipated room rate structure. Any inability by us or our third-party owners to manage these factors effectively could adversely affect our operational results and our prospects for growth.

If our third-party property owners are unable to repay or refinance loans secured by the mortgaged properties, or to obtain financing adequate to fund current operations or growth plans, our revenues, profits and capital resources could be reduced and our business could be harmed.

Many of the properties owned by our third-party property owners are pledged as collateral for mortgage loans entered into when such properties were purchased or refinanced by them. If our third-party property owners are unable to repay or refinance maturing indebtedness on favorable terms or at all, their lenders could declare a default, accelerate the related debt and repossess the property. Any such repossessions could result in the termination of our management and franchise agreements or eliminate revenues and cash flows from such property, which could negatively affect our business and results of operations. In addition, the owners of managed and franchised hotels depend on financing to buy, develop and improve hotels and in some cases, fund operations during down cycles. Our hotel owners’ inability to obtain adequate funding could materially adversely impact the maintenance and improvement plans with respect to existing hotels, as well as result in the delay or stoppage of the development of our existing pipeline.

If third-party property owners fail to make investments necessary to maintain or improve their properties, guest preference for Hilton brands and reputation and performance results could suffer.

Substantially all of our management and franchise agreements require third-party property owners to comply with standards that are essential to maintaining the quality and reputation of our branded hotel properties. This includes requirements related to the physical condition, safety standards and appearance of the properties as well as the service levels provided by employees. These standards may evolve with customer preference, or we may introduce new requirements and team members over time. If our property owners fail to make investments necessary to maintain or improve the properties in accordance with such standards, guest preference for our brands could diminish, and this could result in an adverse impact on our results of operations. In addition, if third-party property owners fail to observe standards and meet their contractual requirements, we may elect to exercise our termination rights, which would eliminate revenues from these properties and cause us to incur expenses related to terminating these relationships. We may be unable to find suitable or offsetting replacements for any terminated relationships.

Contractual and other disagreements with third-party property owners could make us liable to them or result in litigation costs or other expenses.

Our management and franchise agreements require us and our hotel owners to comply with operational and performance conditions that are subject to interpretation and could result in disagreements. At any given time, we may be in disputes with one or more of our hotel owners. Any such dispute could be very expensive for us, even if the outcome is ultimately in our favor. We cannot predict the outcome of any arbitration or litigation, the effect of any negative judgment against us or the amount of any settlement that we may enter into with any third-party. An adverse result in any of these proceedings could materially adversely affect our results of operations. Furthermore, specific to our industry, some courts have applied principles of agency law and related fiduciary standards to managers of third-party hotel properties, which means that property owners may assert the right to terminate agreements even where the agreements do not expressly provide for termination. In the event of any such termination, our fees from such properties would be eliminated, and accordingly may negatively impact our results of operations.

We are exposed to the risks resulting from significant investments in owned and leased real estate, which could increase our costs, reduce our profits and limit our ability to respond to market conditions.

We own or lease a substantial amount of real property as one of our three business segments. Real estate ownership and leasing is subject to various risks which may or may not be applicable to managed or franchised properties, including:

•	governmental regulations relating to real estate ownership or operations, including tax, environmental, zoning, and eminent domain laws;

•	changes in market conditions or the area in which real estate is located losing value;

•	differences in potential civil liability between owners and operators for accidents or other occurrences on owned or leased properties;

•	the ongoing need for owner-funded capital improvements and expenditures to maintain or upgrade properties;

•	periodic total or partial closures due to renovations and facility improvements;

•	risks associated with mortgage debt, including the possibility of default, fluctuating interest rate levels and uncertainties in the availability of replacement financing;

•	fluctuations in real estate values or potential impairments in the value of our assets; and

•	the relative illiquidity of real estate compared to some other assets.

The negative impact on profitability and cash flow from declines in revenues is more pronounced in owned properties because we, as the owner, bear the risk of their high fixed-cost structure. Further, during times of economic distress, declining demand and declining earnings often result in declining asset values and we may not be able to sell properties on favorable terms or at all. Accordingly, we may not be able to adjust our owned property portfolio promptly in response to changes in economic or other conditions.

Our efforts to develop, redevelop or renovate our owned and leased properties could be delayed or become more expensive, which could reduce revenues or impair our ability to compete effectively.

Certain of our owned and leased properties were constructed more than a century ago. The condition of aging properties could negatively impact our ability to attract guests or result in higher operating and capital costs, either of which could reduce revenues or profits from these properties. While we have budgeted for replacements and repairs to furniture, fixtures and hotel equipment at our properties there can be no assurance that these replacements and repairs will occur, or even if completed, will result in improved performance. In addition, these efforts are subject to a number of risks, including:

•	construction delays or cost overruns (including labor and materials) that may increase project costs;

•	obtaining zoning, occupancy, and other required permits or authorizations;

•	changes in economic conditions that may result in weakened or lack of demand or negative project returns;

•	governmental restrictions on the size or kind of development;

•	volatility in the debt and capital markets that may limit our ability to raise capital for projects or improvements;

•	lack of availability of rooms or meeting spaces for revenue-generating activities during construction, modernization or renovation projects;

•	force majeure events, including earthquakes, tornadoes, hurricanes, floods or tsunamis; and

•	design defects that could increase costs.

If our properties are not updated to meet guest preferences, if properties under development or renovation are delayed in opening as scheduled, or if renovation investments adversely affect or fail to improve performance, our operations and financial results could be negatively impacted.

Our properties may not be permitted to be rebuilt if destroyed.

Certain of our properties may qualify as legally permissible nonconforming uses and improvements, including certain of our iconic and most profitable properties. If a substantial portion of any such properties were to be destroyed by fire or other casualty, we might not be permitted to rebuild that property as it now exists, regardless of the availability of insurance proceeds. Any loss of this nature, whether insured or not, could materially adversely affect our results of operations and prospects.

We share control in joint venture projects, which limits our ability to manage third-party risks associated with these projects.

Joint venturers often have shared control over the operation of our joint venture assets. In most cases, we are minority participants and do not control the decisions of the ventures. Therefore, joint venture investments may involve risks such as the possibility that a co-venturer in an investment might become bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our joint venture partners, or our joint venture partners could take actions binding on the joint venture without our consent. Consequently, actions by a co-venturer or other third-party could expose us to claims for damages, financial penalties and reputational harm, any of which could have an adverse effect on our business and operations. In addition, we may agree to guarantee indebtedness incurred by a joint venture or co-venturer or provide standard indemnifications to lenders for loss liability or damage occurring as a result of our actions or actions of the joint venture or other co-venturers. Such a guarantee or indemnity may be on a joint and several basis with a co-venturer, in which case we may be liable in the event such co-venturer defaults on its guarantee obligation. The non-performance of such obligations may cause losses to us in excess of the capital we initially may have invested or committed under such obligations.

Preparing our financial statements requires us to have access to information regarding the results of operations, financial position and cash flows of our joint ventures. Any deficiencies in our joint ventures’ internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our shares. Additionally, if our joint ventures are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

Although our joint ventures may generate positive cash flow, in some cases they may be unable to distribute that cash to the joint venture partners. Additionally, in some cases our joint venture partners control distributions and may choose to leave capital in the joint venture rather than distribute it. Because our ability to generate liquidity from our joint ventures depends in part on their ability to distribute capital to us, our failure to receive distributions from our joint venture partners could reduce our return on these investments.

The timeshare business is subject to extensive regulation and failure to comply with such regulation may have an adverse impact on our business.

We develop, manage, market and sell timeshare intervals. Certain of these activities are subject to extensive state regulation in both the state in which the timeshare property is located and the states in which the timeshare property is marketed and sold. Federal regulation of certain marketing practices also applies. In addition, we provide financing to some purchasers of timeshare intervals and we also service the resulting loans. This practice subjects us to various federal and state regulations, including those which require disclosure to borrowers regarding the terms of their loans as well as settlement, servicing and collection of loans. If we fail to comply with applicable federal, state, and local laws in connection with our timeshare business, we may not be able to offer timeshare intervals or associated financing in certain areas, and as a result, the timeshare business could suffer a decline in revenues.

A decline in timeshare interval inventory or our failure to enter into and maintain timeshare management agreements may have an adverse effect on our business or results of operations.

In addition to timeshare interval inventory from our owned timeshare properties, we source inventory through sales and marketing agreements with third-party developers. If we fail to develop timeshare properties or are unsuccessful in entering into new agreements with third-party developers, we may experience a decline in timeshare interval inventory available to be sold by us, which could result in a decrease in our revenues. In addition, a decline in timeshare interval inventory could result in both a decrease of financing revenues that are generated from purchasers of timeshare intervals and fee revenues that are generated by providing management services to the timeshare properties.

If purchasers default on the loans that we provide to finance their purchases of timeshare intervals, the revenues and profits that we derive from the timeshare business could be reduced.

Providing secured financing to some purchasers of timeshare intervals subjects us to the risk of purchaser default. As of September 30, 2013, we had approximately $994 million of timeshare financing receivables outstanding. If a purchaser defaults under the financing that we provide, we could be forced to write off the loan and reclaim ownership of the timeshare interval through foreclosure or deed in lieu of foreclosure. If the timeshare interval has declined in value, we may incur impairment losses that reduce our profits. In addition, we may be unable to resell the property in a timely manner or at the same price, or at all. Also, if a purchaser of a timeshare interval defaults on the related loan during the early part of the amortization period, we may not have recovered the marketing, selling and general and administrative costs associated with the sale of that timeshare interval. If we are unable to recover any of the principal amount of the loan from a defaulting purchaser, or if the allowances for losses from such defaults are inadequate, the revenues and profits that we derive from the timeshare business could be reduced.

Some of our existing development pipeline may not be developed into new hotels, which could materially adversely affect our growth prospects.

As of September 30, 2013, we had a total of 1,069 hotels in our development pipeline, which we define as hotels under construction or approved for development under one of our brands. The commitments of owners and developers with whom we have agreements are subject to numerous conditions, and the eventual development and construction of our pipeline not currently under construction is subject to numerous risks, including, in certain cases, obtaining governmental and regulatory approvals and adequate financing. As a result, we cannot assure you that our entire development pipeline will develop into new hotels.

New brands or services that we launch in the future may not be as successful as we anticipate, which could have a material adverse effect on our business, financial condition or results of operations.

We opened our first Home2 Suites by Hilton hotel in 2011 and we launched our eforea spa concept in 2010. We may launch additional branded hotel products and services in the future. We cannot assure you that any new hotel products we launch will be accepted by hotel owners, franchisees or customers, that we will recover the costs we incurred in developing the brands, or that the brands, products or services will be successful. If new branded hotel products and services are not as successful as we anticipate, it could have a material adverse effect on our business, financial condition or results of operations.

We may seek to expand through acquisitions of and investments in other businesses and properties, or through alliances, and we may also seek to divest some of our properties and other assets. These acquisition and disposition activities may be unsuccessful or divert management’s attention.

We may consider strategic and complementary acquisitions of and investments in other hotel or hospitality brands, businesses, properties or other assets. Furthermore, we may pursue these opportunities in alliance with existing or prospective owners of managed or franchised properties. In many cases, we will be competing for these opportunities with third parties that may have substantially greater financial resources than us. Acquisitions or investments in brands, businesses, properties or assets as well as these alliances are subject to risks that could affect our business, including risks related to:

•	issuing shares of stock that could dilute the interests of our existing stockholders;

•	spending cash and incurring debt;

•	assuming contingent liabilities; or

•	creating additional expenses.

We cannot assure you that we will be able to identify opportunities or complete transactions on commercially reasonable terms or at all or that we will actually realize any anticipated benefits from such acquisitions, investments or alliances. Similarly, we cannot assure you that we will be able to obtain financing for acquisitions or investments on attractive terms or at all or that the ability to obtain financing will not be restricted by the terms of our indebtedness. In addition, the success of any acquisitions or investments also will depend, in part, on our ability to integrate the acquisition or investment with our existing operations.

We may also divest certain properties or assets, and any such divestments may yield lower than expected returns. In some circumstances, sales of properties or other assets may result in losses. Upon a sale of properties or assets, we may become subject to contractual indemnity obligations, incur material tax liabilities or, as a result of required debt repayment, face a shortage of liquidity. Finally, any acquisitions, investments or dispositions could demand significant attention from management that would otherwise be available for business operations, which could harm our business.

Failure to keep pace with developments in technology could adversely affect our operations or competitive position.

The hospitality industry demands the use of sophisticated technology and systems for property management, brand assurance and compliance, procurement, reservation systems, operation of our customer loyalty programs, distribution of hotel resources to current and future customers, and guest amenities. These technologies may require refinements and upgrades. The development and maintenance of these technologies may require significant investment by us. We cannot assure you that as various systems and technologies become outdated or new technology is required, we will be able to replace or introduce them as quickly as needed or in a cost-effective and timely manner. We also cannot assure you that we will achieve the benefits we may have been anticipating from any new technology or system.

Failures in, material damage to, or interruptions in our information technology systems, software or websites, including as a result of cyber-attacks, and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations.

We depend heavily upon our information technology systems in the conduct of our business. We own and license or otherwise contract for sophisticated technology and systems for property management, procurement, reservations and the operation of the Hilton HHonors customer loyalty program. Such systems are subject to, among other things, damage or interruption from power outages, computer and telecommunications failures, computer viruses, and natural and man-made disasters. In particular, from time to time we and third parties who serve us experience cyber-attacks, attempted breaches of our or their information technology systems and networks or similar events, which could result in a loss of sensitive business or customer information, systems interruption or the disruption of our operations. For example, in 2011 we were notified by Epsilon, our database marketing vendor, that we were among a group of companies served by Epsilon that were affected by a data breach that resulted in an unauthorized third party gaining access to Epsilon’s files that included names and e-mails of certain of our customers. In addition, substantially all of our data center operations are currently located in a single facility, and any loss or damage to the facility could result in operational disruption and data loss.

Damage or interruption to our information systems may require a significant investment to update, remediate or replace with alternate systems, and we may suffer interruptions in our operations as a result. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our systems, including those that may result from our failure to adequately develop, implement and maintain a robust disaster recovery plan and backup systems could severely affect our ability to conduct normal business operations and, as a result, have a material adverse effect on our business operations and financial performance.

We rely on third parties for the performance of a significant portion of our information technology functions worldwide and the provision of information technology and business process services. In particular, our reservation system relies on data communications networks operated by unaffiliated third parties. The success of our business depends in part on maintaining our relationships with these third parties and their continuing ability to perform these functions and services in a timely and satisfactory manner. If we experience a loss or disruption in the provision of any of these functions or services, or they are not performed in a satisfactory manner, we may have difficulty in finding alternate providers on terms favorable to us, in a timely manner or at all, and our business could be adversely affected.

We rely on certain software vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner.

We are vulnerable to various risks and uncertainties associated with our websites and mobile applications, including changes in required technology interfaces, website and mobile application downtime and other technical failures, costs and issues as we upgrade our website software and mobile applications. Additional risks include computer viruses, changes in applicable federal and state regulation, security breaches, legal claims related to our website operations and e-commerce fulfillment and other consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties could reduce website and mobile application sales and have a material adverse effect on our business or results of operations.

We may be exposed to risks and costs associated with protecting the integrity and security of our guests’ personal information.

We are subject to various risks associated with the collection, handling, storage and transmission of sensitive information, including risks related to compliance with U.S. and foreign data collection and privacy laws and other contractual obligations, as well as the risk that our systems collecting such information could be compromised. In the course of doing business, we collect large volumes of internal and customer data, including credit card numbers and other personally identifiable information for various business purposes, including managing our workforce, providing requested products and services, and maintaining guest preferences to enhance customer service and for marketing and promotion purposes. Our various information technology systems enter, process, summarize and report such data. If we fail to maintain compliance with the various U.S. and foreign data collection and privacy laws or with credit card industry standards or other applicable data security standards, we could be exposed to fines, penalties, restrictions, litigation or other expenses, and our business could be adversely impacted.

In addition, even if we are fully compliant with legal standards and contractual requirements, we still may not be able to prevent security breaches involving sensitive data. The sophistication of efforts by hackers to gain unauthorized access to information systems has increased in recent years. Any breach, theft, loss, or fraudulent use of customer, employee or company data could cause consumers to lose confidence in the security of our websites, mobile applications and other information technology systems and choose not to purchase from us. Any such security breach could expose us to risks of data loss, business disruption, litigation and other liability, any of which could adversely affect our business.

In addition, states and the federal government have recently enacted additional laws and regulations to protect consumers against identity theft. These laws and similar laws in other jurisdictions have increased the costs of doing business and, if we fail to implement appropriate safeguards or we fail to detect and provide prompt notice of unauthorized access as required by some of these laws, we could be subject to potential claims for damages and other remedies. If we were required to pay any significant amounts in satisfaction of claims under these laws, or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any such law, our business, operating results and financial condition could be adversely affected.

Failure to comply with marketing and advertising laws, including with regard to direct marketing, could result in fines or place restrictions on our business.

We rely on a variety of direct marketing techniques, including telemarketing, email marketing and postal mailings, and we are subject to various laws and regulations in the U.S. and internationally which govern marketing and advertising practices. Any further restrictions in laws, such as the Telephone Consumer Protection Act of 1991, the Telemarketing Sales Rule, CAN-SPAM Act of 2003, and various U.S. state laws, new laws, or international data protection laws, such as the EU member states’ implementation of proposed privacy regulation, that govern these activities could adversely affect current or planned marketing activities and cause us to change our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact our ability to maintain relationships with our customers and acquire new customers. We also obtain access to names of potential customers from travel service providers or other companies and we market to some individuals on these lists directly or through other companies’ marketing materials. If access to these lists was prohibited or otherwise restricted, our ability to develop new customers and introduce them to products could be impaired.

The growth of internet reservation channels could adversely affect our business and profitability.

A significant percentage of hotel rooms for individual guests is booked through internet travel intermediaries. We contract with such intermediaries and pay them various commissions and transaction fees for sales of our rooms through their systems. If such bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant concessions from us or our franchisees. Although we have established agreements with many of these intermediaries that limit transaction fees for hotels, there can be no assurance that we will be able to renegotiate these agreements upon their expiration with terms as favorable as the provisions that existed before the expiration, replacement or renegotiation. Moreover, hospitality intermediaries generally employ aggressive marketing strategies, including expending significant resources for online and television advertising campaigns to drive consumers to their websites. As a result, consumers may develop brand loyalties to the intermediaries’ offered brands, websites and reservations systems rather than to the Hilton brands and systems. If this happens, our business and profitability may be significantly impacted as shifting customer loyalties divert bookings away from our websites.

In addition, in general, internet travel intermediaries have traditionally competed to attract individual consumers or “transient” business rather than group and convention business. However, hospitality intermediaries have recently grown their business to include marketing to large group and convention business. If that growth continues, it could both divert group and convention business away from our hotels, and it could also increase our cost of sales for group and convention business.

Recent class action litigation against several online travel intermediaries and lodging companies, including Hilton, challenges the legality under certain antitrust laws of certain provisions in contracts and alleged practices with third-party intermediaries. While we are vigorously defending the litigation, and believe the contract provisions are lawful, the courts will ultimately determine this issue. Our fees and expenses associated with this litigation, even if we ultimately prevail, could be material. Any adverse outcome could require us to alter our business arrangements with these intermediaries, and consequently could have a negative impact on our financial condition and results of operations.

Our reservation system is an important component of our business operations and a disruption to its functioning could have an adverse effect on our performance and results.

We manage a global reservation system that communicates reservations to our branded hotels when made by individuals directly, either online or by telephone to our call centers, or through intermediaries like travel agents, internet travel web sites and other distribution channels. The cost, speed, efficacy and efficiency of the reservation system are important aspects of our business and is an important consideration of hotel owners in choosing to affiliate with our brands. Any failure to maintain or upgrade, and any other disruption to our reservation system may adversely affect our business.

The cessation, reduction or taxation of program benefits of our Hilton HHonors loyalty program could adversely affect the Hilton brands and guest loyalty.

We manage the Hilton HHonors guest loyalty and rewards program for the Hilton brands. Program members accumulate points based on eligible stays and hotel charges and redeem the points for a range of benefits including free rooms and other items of value. The program is an important aspect of our business and of the affiliation value for hotel owners under management and franchise agreements. System hotels (including, without limitation, third-party hotels under management and franchise arrangements) contribute a percentage of the guest’s charges to the program for each stay of a program member. In addition to the accumulation of points for future hotels stays at our brands, Hilton HHonors arranges with third-party service providers such as airlines and rail companies to exchange monetary value represented by points for program awards. Currently, the program benefits are not taxed as income to members. If the program awards and benefits are materially altered, curtailed or taxed such that a material number of HHonors members choose to no longer participate in the program, this could adversely affect our business.

Because we derive a portion of our revenues from operations outside the United States, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

We currently manage, franchise, own or lease hotels and resorts in 90 countries around the world. Our operations outside the United States represented approximately 27% and 26% of our revenues for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively. We expect that revenues from our international operations will continue to account for an increasing portion of our total revenues. As a result, we are subject to the risks of doing business outside the United States, including:

•	rapid changes in governmental, economic and political policy, political or civil unrest, acts of terrorism or the threat of international boycotts or U.S. anti-boycott legislation;

•	increases in anti-American sentiment and the identification of the licensed brands as an American brand;

•	recessionary trends or economic instability in international markets;

•	changes in foreign currency exchange rates or currency restructurings and hyperinflation or deflation in the countries in which we operate;

•	the effect of disruptions caused by severe weather, natural disasters, outbreak of disease or other events that make travel to a particular region less attractive or more difficult;

•	the presence and acceptance of varying levels of business corruption in international markets and the impact of various anti-corruption and other laws;

•	the imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate non-U.S. earnings in a tax efficient manner;

•	the ability to comply with or impact of complying with complex and changing laws, regulations and policies of foreign governments that may affect investments or operations, including foreign ownership restrictions, import and export controls, tariffs, embargoes, increases in taxes paid and other changes in applicable tax laws;

•	uncertainties as to local laws and enforcement of contract and intellectual property rights;

•	forced nationalization of our properties by local, state or national governments; and

•	the difficulties involved in managing an organization doing business in many different countries.

These factors may adversely affect the revenues from and the market value of our properties located in international markets. While these factors and the impact of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business operations.

Failure to comply with laws and regulations applicable to our international operations may increase costs, reduce profits, limit growth or subject us to broader liability.

Our business operations in countries outside the U.S. are subject to a number of laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act, or FCPA, as well as trade sanctions administered by the Office of Foreign Assets Control, or OFAC. The FCPA is intended to prohibit bribery of foreign officials and requires companies whose securities are listed in the U.S. to keep books and records that accurately and fairly reflect those companies’ transactions and to devise and maintain an adequate system of internal accounting controls. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. We have policies in place designed to comply with applicable sanctions, rules and regulations. Given the nature of our business, it is possible that hotels we own or manage in the 90 countries and territories in which we operate may provide services to persons subject to sanctions. Where we have identified potential violations in the past, we have taken appropriate remedial action including filing voluntary disclosures to OFAC. In addition, some of our operations may be subject to the laws and regulations of non-U.S. jurisdictions, including the U.K.’s Bribery Act 2010, which contains significant prohibitions on bribery and other corrupt business activities, and other local anti-corruption laws in the countries in which we conduct operations.

If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, and incarceration of employees or restrictions on our operation or ownership of hotels and other properties, including the termination of management, franchising, and ownership rights. In addition, in certain circumstances, the actions of parties affiliated with us (including our owners, joint venture partners, team members and agents) may expose us to liability under the FCPA, U.S. sanctions or other laws. These restrictions could increase costs of operations, reduce profits or cause us to forgo development opportunities that would otherwise support growth.

In August 2012, Congress enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRSHRA, which expands the scope of U.S. sanctions against Iran and Syria. In particular, Section 219 of the ITRSHRA amended the Securities Exchange Act of 1934, as amended, or Exchange Act, to require companies subject to Securities and Exchange Commission, or SEC, reporting obligations under Section 13 of the Exchange Act to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain OFAC sanctions engaged in by the reporting company or any of its affiliates during the period covered by the relevant periodic report. In some cases, ITRSHRA requires companies to disclose these types of transactions even if they would otherwise be permissible under U.S. law. These companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic report, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation with respect to certain disclosed activities, to determine whether sanctions should be imposed.

Under ITRSHRA, we will be required to report if we or any of our “affiliates” knowingly engaged in certain specified activities during a period covered by one of our annual reports on Form 10-K or quarterly reports on Form 10-Q. We have engaged in, and may in the future engage in, activities that would require disclosure pursuant to Section 219 of ITRSHRA, including the activities discussed in the disclosures included on Exhibit 99.1 to the registration statement of which this prospectus forms a part, which disclosures are hereby incorporated by reference herein. In addition, because the SEC defines the term “affiliate” broadly, it includes any entity controlled by us as well as any person or entity that controls us or is under common control with us. Because we may be deemed to be a controlled affiliate of Blackstone, affiliates of Blackstone may also be considered our affiliates. Other affiliates of Blackstone have in the past and may in the future be required to make disclosures pursuant to ITRSHRA. Disclosure of such activities, even if such activities are permissible under applicable law, and any sanctions imposed on us or our affiliates as a result of these activities could harm our reputation and brands and have a negative impact on our results of operations.

The loss of senior executives or key field personnel, such as general managers, could significantly harm our business.

Our ability to maintain our competitive position depends somewhat on the efforts and abilities of our senior executives. Finding suitable replacements for senior executives could be difficult. Losing the services of one or more of these senior executives could adversely affect strategic relationships, including relationships with third-party property owners, joint venture partners and vendors, and limit our ability to execute our business strategies.

We also rely on the general managers at each of our managed, owned, leased and joint venture hotels to manage daily operations and oversee the efforts of team members. These general managers are trained professionals in the hospitality industry and have extensive experience in many markets worldwide. The failure to retain, train or successfully manage general managers for our managed, owned, leased and joint venture hotels could negatively affect our operations.

Collective bargaining activity could disrupt our operations, increase our labor costs or interfere with the ability of our management to focus on executing our business strategies.

A significant number of our employees (approximately 27%) and employees of our hotel owners are covered by collective bargaining agreements and similar agreements. If relationships with our employees or employees of our hotel owners or the unions that represent them become adverse, the properties we manage, franchise or own could experience labor disruptions such as strikes, lockouts, boycotts and public demonstrations. A number of our collective bargaining agreements, representing approximately 6% of our organized employees, have expired and are in the process of being renegotiated, and we may be required to negotiate additional collective bargaining agreements in the future if more employees become unionized. Labor disputes, which may be more likely when collective bargaining agreements are being negotiated, could harm our relationship with our employees or employees of our hotel owners, result in increased regulatory inquiries and enforcement by governmental authorities and deter guests. Further, adverse publicity related to a labor dispute could harm our reputation and reduce customer demand for our services. Labor regulation and the negotiation of new or existing collective bargaining agreements could lead to higher wage and benefit costs, changes in work rules that raise operating expenses, legal costs, and limitations on our ability or the ability of our third-party property owners to take cost saving measures during economic downturns. We do not have the ability to control the negotiations of collective bargaining agreements covering unionized labor employed by many third-party property owners. Increased unionization of our workforce, new labor legislation or changes in regulations could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

Labor shortages could restrict our ability to operate our properties or grow our business or result in increased labor costs that could adversely affect our results of operations.

Our success depends in large part on our ability to attract, retain, train, manage, and engage employees. Our managed, owned, leased and joint venture hotels are staffed by approximately 151,000 team members around the world. If we are unable to attract, retain, train, manage, and engage skilled employees, our ability to manage and staff the managed, owned, leased and joint venture hotels could be impaired, which could reduce customer satisfaction. In addition, the inability of our franchisees to attract, retain, train, manage, and engage skilled employees for the franchised hotels could adversely affect the reputation of our brands. Staffing shortages in various parts of the world also could hinder our ability to grow and expand our businesses. Because payroll costs are a major component of the operating expenses at our hotels and our franchised hotels, a shortage of skilled labor could also require higher wages that would increase labor costs, which could adversely affect our results of operations.

Any failure to protect our trademarks and other intellectual property could reduce the value of the Hilton brands and harm our business.

The recognition and reputation of our brands are important to our success. We have over 4,000 trademark registrations in jurisdictions around the world for use in connection with our services. At any given time, we also have a number of pending applications to register trademarks and other intellectual property in the U.S. and other jurisdictions. However, we cannot assure you that those trademark or other intellectual property registrations will be granted or that the steps we take to use, control or protect our trademarks or other intellectual property in the U.S. and other jurisdictions will always be adequate to prevent third parties from copying or using the trademarks or other intellectual property without authorization. We may also fail to obtain and maintain trademark protection for all of our brands in all jurisdictions. For example, in certain jurisdictions, third parties have registered or otherwise have the right to use certain trademarks that are the same as or similar to our trademarks, which could prevent us from registering trademarks and opening hotels in that jurisdiction. Third parties may also challenge our rights to certain trademarks or oppose our trademark applications. Defending against any such proceedings may be costly, and if unsuccessful, could result in the loss of important intellectual property rights. Obtaining and maintaining trademark protection for multiple brands in multiple jurisdictions is also expensive, and we may therefore elect not to apply for or to maintain certain trademarks.

Our intellectual property is also vulnerable to unauthorized copying or use in some jurisdictions outside the U.S., where local law, or lax enforcement of law, may not provide adequate protection. If our trademarks or other intellectual property are improperly used, the value and reputation of the Hilton brands could be harmed. There are times where we may need to resort to litigation to enforce our intellectual property rights. Litigation of this type could be costly, force us to divert our resources, lead to counterclaims or other claims against us or otherwise harm our business or reputation. In addition, we license certain of our trademarks to third parties. For example, we grant our franchisees a right to use certain of our trademarks in connection with their operation of the applicable property. If a franchisee or other licensee fails to maintain the quality of the goods and services used in connection with the licensed trademarks, our rights to, and the value of, our trademarks could potentially be harmed. Failure to maintain, control and protect our trademarks and other intellectual property could likely adversely affect our ability to attract guests or third-party owners, and could adversely impact our results.

In addition, we license the right to use certain intellectual property from unaffiliated third parties. Such rights include the right to grant sublicenses to franchisees. If we are unable to use such intellectual property, our ability to generate revenue from such properties may be diminished.

Third-party claims that we infringe intellectual property rights of others could subject us to damages and other costs and expenses.

Third parties may make claims against us for infringing their patent, trademark, copyright or other intellectual property rights or for misappropriating their trade secrets. We have been and are currently party to a number of such claims and may receive additional claims in the future. Any such claims, even those without merit, could:

•	be expensive and time consuming to defend, and result in significant damages;

•	force us to stop using the intellectual property that is being challenged or to stop providing products or services that use the challenged intellectual property;

•	force us to redesign or rebrand our products or services;

•	require us to enter into royalty, licensing, co-existence or other agreements to obtain the right to use a third party’s intellectual property;

•	divert management’s attention and resources; and

•	limit the use or the scope of our intellectual property or other rights.

In addition, we may be required to indemnify third-party owners of the hotels that we manage for any losses they incur as a result of any infringement claims against them. All necessary royalty, licensing or other agreements may not be available to us on acceptable terms. Any adverse results associated with third-party intellectual property claims could negatively impact our business.

Exchange rate fluctuations and foreign exchange hedging arrangements could result in significant foreign currency gains and losses and impact our business results.

Conducting business in currencies other than the U.S. dollar subjects us to fluctuations in currency exchange rates that could have a negative impact on financial results. We earn revenues and incur expenses in foreign currencies as part of our operations outside of the U.S. As a result, fluctuations in currency exchange rates may significantly increase the amount of U.S. dollars required for foreign currency expenses or significantly decrease the U.S. dollars received from foreign currency revenues. We also have exposure to currency translation risk because, generally, the results of our business outside of the U.S. are reported in local currency and then translated to U.S. dollars for inclusion in our consolidated financial statements. As a result, changes between the foreign exchange rates and the U.S. dollar will affect the recorded amounts of our foreign assets, liabilities, revenues and expenses and could have a negative impact on financial results. Our exposure to foreign currency exchange rate fluctuations will grow if the relative contribution of our operations outside the U.S. increases.

To attempt to mitigate foreign currency exposure, we may enter into foreign exchange hedging agreements with financial institutions to reduce certain of our exposures to fluctuations in currency exchange rates. However, these hedging agreements may not eliminate foreign currency risk entirely and involve costs and risks of their own in the form of transaction costs, credit requirements and counterparty risk.

If the insurance that we or our owners carry does not sufficiently cover damage or other potential losses or liabilities to third parties involving properties that we manage, franchise or own, our profits could be reduced.

We operate in certain areas where the risk of natural disaster or other catastrophic losses vary, and the occasional incidence of such an event could cause substantial damage to us, our owners or the surrounding area. We carry, and we require our owners to carry, insurance from solvent insurance carriers that we believe is adequate for foreseeable first- and third-party losses and with terms and conditions that are reasonable and customary. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we and our owners can obtain or which may otherwise restrict our or our owners’ ability to buy insurance coverage at reasonable rates. In the event of a substantial loss, the insurance coverage that we and/or our owners carry may not be sufficient to pay the full value of our financial obligations, our liabilities or the replacement cost of any lost investment or property. Because certain types of losses are uncertain, they can be uninsurable or prohibitively expensive. In addition, there are other risks that may fall outside the general coverage terms and limits of our policies.

In some cases, these factors could result in certain losses being completely uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenues, profits, management fees or franchise fees from the property.

Terrorism insurance may not be available at all or at commercially reasonable rates.

Following the September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area, Congress passed the Terrorism Risk Insurance Act of 2002, which established the Terrorism Insurance Program to provide insurance capacity for terrorist acts. On December 26, 2007, the Terrorism Insurance Program was extended by the Terrorism Risk Insurance Program Reauthorization Act of 2007 through December 31, 2014, or TRIPRA. We carry, and we require our owners and our franchisees to carry, insurance from solvent insurance carriers to respond to both first-party and third-party liability losses related to terrorism. We purchase our first-party property damage and business interruption insurance from a stand-alone market in place of and to supplement insurance from government run pools. If TRIPRA is not extended or renewed upon its expiration in 2014, premiums for terrorism insurance coverage will likely increase and/or the terms of such insurance may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available, perhaps to the point where it is effectively unavailable.

Terrorist attacks and military conflicts may adversely affect the hospitality industry.

The terrorist attacks on the World Trade Center and the Pentagon on September 11, 2001 underscore the possibility that large public facilities or economically important assets could become the target of terrorist attacks in the future. In particular, properties that are well-known or are located in concentrated business sectors in major cities may be subject to the risk of terrorist attacks.

The occurrence or the possibility of terrorist attacks or military conflicts could:

•	cause damage to one or more of our properties that may not be fully covered by insurance to the value of the damages;

•	cause all or portions of affected properties to be shut down for prolonged periods, resulting in a loss of income;

•	generally reduce travel to affected areas for tourism and business or adversely affect the willingness of customers to stay in or avail themselves of the services of the affected properties;

•	expose us to a risk of monetary claims arising out of death, injury or damage to property caused by any such attacks; and

•	result in higher costs for security and insurance premiums or diminish the availability of insurance coverage for losses related to terrorist attacks, particularly for properties in target areas, all of which could adversely affect our results.

Certain of our buildings are also highly profitable properties to our business. In addition to the impacts noted above, the occurrence of a terrorist attack with respect to one of these properties could directly and materially adversely affect our results of operations. Furthermore, the loss of any of our well-known buildings could indirectly impact the value of our brands, which would in turn adversely impact our business prospects.

Changes in U.S. federal, state and local or foreign tax law, interpretations of existing tax law, or adverse determinations by tax authorities, could increase our tax burden or otherwise adversely affect our financial condition or results of operations.

We are subject to taxation at the federal, state or provincial and local levels in the U.S. and various other countries and jurisdictions. Our future effective tax rate could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time, the U.S. federal, state and local and foreign governments make substantive changes to tax rules and their application, which could result in materially higher corporate taxes than would be incurred under existing tax law and could adversely affect our financial condition or results of operations.

We record tax expense based in part on our estimates of expected future tax rates, reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets, including net operating loss carryforwards.

We are subject to ongoing and periodic tax audits and disputes in various state, local and foreign jurisdictions. In particular, our consolidated U.S. federal income tax returns for the fiscal years ended December 31, 2006 and October 24, 2007 are under audit by the Internal Revenue Service, or IRS, and the IRS has proposed adjustments to increase our taxable income based on several assertions involving intercompany loans, our Hilton HHonors guest loyalty and reward program and our foreign-currency denominated loans issued by one of our subsidiaries. In total, the proposed adjustments sought by the IRS would result in U.S. federal tax owed of approximately $695 million, excluding interest and penalties and potential state income taxes. We disagree with the IRS’s position on each of the assertions and intend to vigorously contest them. See Note 18: “Income Taxes” in our audited consolidated financial statements included elsewhere in this prospectus for additional information. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby adversely impacting our financial condition or results of operations.

Changes to accounting rules or regulations may adversely affect our financial condition and results of operations.

New accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. A change in accounting rules or regulations may even affect our reporting of transactions completed before the change is effective, and future changes to accounting rules or regulations or the questioning of current accounting practices may adversely affect our financial condition and results of operations. For example, in 2013, the Financial Accounting Standards Board, or FASB, issued a revised exposure draft outlining proposed changes to current lease accounting in FASB Accounting Standards Codification Topic 840, Leases. The proposed accounting standards update, if ultimately adopted in its current form, could result in significant changes to current accounting, including the capitalization of leases on the balance sheet that currently are recorded off balance sheet as operating leases. While this change would not impact the cash flow related to our leased hotels and other leased assets, it could adversely impact our balance sheet and could therefore impact our ability to raise financing from banks or other sources.

Changes to estimates or projections used to assess the fair value of our assets, or operating results that are lower than our current estimates at certain locations, may cause us to incur impairment charges that could adversely affect our results of operations.

Our total assets include goodwill, intangible assets with an indefinite life, other intangible assets with finite useful lives, and substantial amounts of long-lived assets, principally property and equipment, including hotel properties. We evaluate our goodwill and trademarks for impairment on an annual basis or at other times during the year if events or circumstances indicate that it is more likely than not that the fair value is below the carrying value. We evaluate intangible assets with finite useful lives and long-lived assets for impairment when circumstances indicate that the carrying amount may not be recoverable. Our evaluation of impairment requires us to make certain estimates and assumptions including projections of future results. After performing our evaluation for impairment, including an analysis to determine the recoverability of long-lived assets, we will record an impairment loss when the carrying value of the underlying asset, asset group or reporting unit exceeds its fair value. If the estimates or assumptions used in our evaluation of impairment change, we may be required to record additional impairment losses on certain of these assets. If these impairment losses are significant, our results of operations would be adversely affected.

Governmental regulation may adversely affect the operation of our properties.

In many jurisdictions, the hotel industry is subject to extensive foreign or U.S. federal, state and local governmental regulations, including those relating to the service of alcoholic beverages, the preparation and sale of food and those relating to building and zoning requirements. We are also subject to licensing and regulation by foreign or U.S. state and local departments relating to health, sanitation, fire and safety standards, and to laws governing their relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. We or our third-party owners may be required to expend funds to meet foreign or U.S. federal, state and local regulations in connection with the continued operation or remodeling of certain of our properties. The failure to meet the requirements of applicable regulations and licensing requirements, or publicity resulting from actual or alleged failures, could have an adverse effect on our results of operations.

Foreign or U.S. environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities.

We are subject to certain compliance costs and potential liabilities under various foreign and U.S. federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. Our failure to comply with such laws, including any required permits or licenses, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly owned, leased or operated real property (including managed and franchised properties) or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. From time to time, we may be required to remediate such substances or remove, abate or manage asbestos, mold, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate, or otherwise address hazardous, toxic or unsafe conditions could adversely affect our operations, the value of any affected real property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. Environmental, health and safety requirements have also become increasingly stringent, and our costs may increase as a result. For example, Congress, the U.S. Environmental Protection Agency, or EPA, and some states are considering or have undertaken actions to regulate and reduce greenhouse gas emissions. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our properties or result in significant additional expense and operating restrictions on us. The potential for changes in the frequency, duration and severity of extreme weather events that may be a result of climate change could lead to significant property damage at our hotels and other assets, impact our ability to obtain insurance coverage in areas that are most vulnerable to such events, such as the coastal resort areas where we operate, and have a negative effect on revenues.

The cost of compliance with the Americans with Disabilities Act and similar legislation outside of the U.S. may be substantial.

We are subject to the Americans with Disabilities Act, or ADA, and similar legislation in certain jurisdictions outside of the U.S. Under the ADA all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. These regulations apply to accommodations first occupied after January 26, 1993, and older structures that undergo material renovations. The regulations also mandate certain operational requirements that hotel operators must observe. The failure of a property to comply with the ADA could result in injunctive relief, fines, an award of damages to private litigants or mandated capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could adversely affect the ability of an owner or franchisee to make payments under the applicable management or franchise agreement or negatively impact the reputation of our brands. In November 2010, we entered into a settlement with the U.S. Department of Justice related to compliance with the ADA. Under the terms of the settlement, we must: ensure compliance with ADA regulations at our owned and joint venture properties built after January 26, 1993; require managed or franchised hotels that enter into a new management or franchise agreement, experience a change in ownership, or renew or extend a franchise agreement, to conduct a survey of its facilities and to certify that the hotel complies with the ADA; ensure that new hotels constructed in our system are compliant with ADA regulations; provide ADA training to our team members; improve the accessibility of our websites and reservations system for individuals with disabilities; appoint a national ADA compliance officer; and appoint an ADA contact on-site at each hotel. If we fail to comply with the requirements of the ADA and our related consent decree, we could be subject to fines, penalties, injunctive action, reputational harm, and other business impacts which could materially and negatively affect our performance and results of operations.

Casinos featured on certain of our properties are subject to gaming laws and noncompliance could result in the revocation of the gaming licenses.

Several of our properties feature casinos, most of which are operated by third-parties. Factors affecting the economic performance of a casino property include:

•	location, including proximity to or easy access from major population centers;

•	appearance;

•	local, regional or national economic conditions, which may limit the amount of disposable income that potential patrons may have for gambling;

•	the existence or construction of competing casinos;

•	dependence on tourism; and

•	governmental regulation.

Jurisdictions in which our properties containing casinos are located, including Nevada, New Jersey, Puerto Rico and Egypt have laws and regulations governing the conduct of casino gaming. These jurisdictions generally require that the operator of a casino must be found suitable and be registered. Once issued, a registration remains in force until revoked. The law defines the grounds for registration, as well as revocation or suspension of such registration. The loss of a gaming license for any reason would have a material adverse effect on the value of a casino property and could reduce fee income associated with such operations and consequently negatively impact our business results.

We are subject to risks from litigation filed by or against us.

Legal or governmental proceedings brought by or on behalf of franchisees, third-party owners of managed properties, employees or customers may adversely affect our financial results. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal laws and regulations regarding workplace and employment matters, consumer protection claims and other commercial matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been and may be instituted against us from time to time, and we may incur substantial damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business. At any given time, we may be engaged in lawsuits involving third-party owners of our hotels. Similarly, we may from time to time institute legal proceedings on behalf of ourselves or others, the ultimate outcome of which could cause us to incur substantial damages and expenses, which could have a material adverse effect on our business.

Risks Relating to Our Indebtedness

Our substantial indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and pay our debts and could divert our cash flow from operations for debt payments.

We have a significant amount of indebtedness. As of September 30, 2013, after giving effect to the transactions described in “Unaudited Pro Forma Condensed Consolidated Financial Information,” our total indebtedness would have been approximately $13.0 billion, including $1,006 million of non-recourse debt, and our contractual debt maturities of our long-term debt and non-recourse debt for the three months ending December 31, 2013 and the years ending December 31, 2014, 2015 and 2016, respectively, would be $21 million, $50 million, $73 million and $622 million. Our substantial debt and other contractual obligations could have important consequences, including:

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and pursue future business opportunities;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness (whether fixed or floating rate interest) to be higher than they would be otherwise;

•	exposing us to the risk of increased interest rates because certain of our indebtedness is at variable rates of interest;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

We are a holding company and substantially all of our consolidated assets are owned by, and most of our business is conducted through, our subsidiaries. Revenues from these subsidiaries are our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, that may impair our ability to meet our debt service obligations or otherwise fund our operations. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The indenture that governs our senior notes, the credit agreement that will govern our new senior secured credit facilities and the agreements that will govern our new commercial mortgage-backed securities loan and the mortgage loan secured by our Waldorf Astoria New York property, will impose significant operating and financial restrictions on us. These restrictions will limit our ability and/or the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends (including to us) and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuers;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

In addition, if, on the last day of any period of four consecutive quarters on or after the date to be specified in the new credit agreement, the aggregate principal amount of revolving credit loans, swing line loans and/or letters of credit (excluding up to $50 million of letters of credit and certain other letters of credit that have been cash collateralized or back-stopped) that are issued and/or outstanding is greater than 25% of the revolving credit facility, the new credit agreement will require us to maintain a consolidated first lien net leverage ratio not to exceed 7.9 to 1.0. Our subsidiaries’ mortgage-backed loans also require them to maintain certain debt service coverage ratios and minimum net worth requirements.

As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our other indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although the credit agreements and indentures that govern substantially all of our indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the preceding two risk factors would increase.

Risks Related to this Offering and Ownership of Our Common Stock

Our Sponsor and its affiliates control us and their interests may conflict with ours or yours in the future.

Immediately following this offering, our Sponsor and its affiliates will beneficially own approximately 76.2% of our common stock. Moreover, under our bylaws and the stockholders’ agreement with our Sponsor and its affiliates that will be in effect by the completion of this offering, for so long as our existing owners and their affiliates retain significant ownership of us, we will agree to nominate to our board individuals designated by our Sponsor, whom we refer to as the “Sponsor Directors.” Even when our Sponsor and its affiliates cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsor continues to own a significant percentage of our stock our Sponsor will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, our Sponsor will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Our Sponsor and its affiliates engage in a broad spectrum of activities, including investments in real estate generally and in the hospitality industry in particular. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. For example, our Sponsor owns interests in Extended Stay America, Inc. and La Quinta Hotels, and certain other investments in the hotel industry that compete directly or indirectly with us. In addition, affiliates of our Sponsor directly and indirectly own hotels that we manage or franchise, and they may in the future enter into other transactions with us, including hotel or timeshare development projects, that could result in their having interests that could conflict with ours. Our amended and restated certificate of incorporation will provide that none of our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon the listing of our shares on the NYSE, we will be a “controlled company” within the meaning of rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, affiliates of our Sponsor will continue to control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common stock:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we do not expect a majority of the directors on our board will be independent upon closing this offering. In addition, although we will have a fully independent audit committee and have independent director representation on our compensation and nominating and corporate governance committees upon closing this offering, we do not expect that our compensation and nominating and corporate governance committees will consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and related rules implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on

Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 10-K. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

There may not be an active trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us, the selling stockholder and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay any cash dividends. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends will be limited by our new senior secured credit facility and our new senior notes and first priority senior secured notes and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our pro forma net tangible book deficit per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing owners. Assuming an offering price of $19.50 per share of common stock, which is the midpoint of the range on the front cover of this prospectus, you will incur immediate and substantial dilution in an amount of $22.65 per share of common stock. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately 29,015 million shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 80,000,000 shares for issuance under our Omnibus Incentive Plan. See “Management—Omnibus Incentive Plan.” Any common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of 984,615,385 shares of our common stock outstanding. Of the outstanding shares, the 112,820,512 shares sold in this offering (or 129,743,588 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding 871,794,873 shares of common stock held by our existing owners and management after this offering (or 854,871,797 shares if the underwriters exercise in full their option to purchase additional shares) will be subject to certain restrictions on resale. We, our officers, directors and holders of certain of our outstanding shares of common stock immediately prior to this offering, including our Sponsor, that collectively will own 780,647,079 shares following this offering, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Deutsche Bank Securities Inc. and Goldman, Sachs & Co. may, in their sole discretion, release all or any portion of the shares of common stock subject to lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements. In addition, members of Hilton Global Holdings LLC, including Blackstone, who receive, in the aggregate, approximately 852,353,371 shares of our common stock from Hilton Global Holdings LLC (or 835,430,295 shares if the underwriters exercise their option to purchase shares in full) (750,552,282 shares of which are subject to the lock-up agreement described above) will be prohibited from transferring such shares for six months beginning on the date of receipt of such shares. One third of the shares they receive (approximately 284,117,790 shares or approximately 278,476,765 shares if the underwriters exercise their option to purchase additional shares in full) may be transferred between 6 and 12 months following the date of receipt and an additional one third of the shares they receive (approximately 284,117,790 additional shares, or approximately 278,476,765 shares if the underwriters exercise their option to purchase additional shares in full) may be transferred between 13 and 18 months after the date of receipt. The transfer restrictions applicable to such holders will lapse after 18 months after the date of receipt. In the aggregate, 865,525,092 shares of our common stock (or 848,602,016 shares if the underwriters exercise their option to purchase additional shares in full) will be subject to the lock-up agreements entered into with the underwriters and/or the transfer restrictions described immediately above. See “Principal and Selling Stockholders” and “Shares Eligible for Future Sale—Lock-up Arrangements.”

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsor will be considered an affiliate 180 days after this offering based on their expected share ownership (consisting of 750,552,282 shares, excluding shares held by a debt-focused investment vehicle now managed by Blackstone that has elected to receive cash in lieu of shares representing less than 1% of our common stock), as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, commencing 180 days following this offering, the holders of these shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 80,000,000 shares of our common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things:

•	although we do not have a stockholder rights plan, and would either submit any such plan to stockholders for ratification or cause such plan to expire within a year, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement cease to beneficially own at least 40% of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office;

•	these provisions provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all the outstanding shares of our capital stock entitled to vote; and

•	these provisions establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

TRADEMARKS AND SERVICE MARKS

Hilton Hotels & Resorts™, Waldorf Astoria Hotels & Resorts™, Conrad Hotels & Resorts®, DoubleTree by Hilton®, Embassy Suites Hotels®, Hilton Garden Inn®, Hampton Inn®, Homewood Suites by Hilton®, Home2 Suites by Hilton®, Hilton Grand Vacations®, Hilton Grand Vacations Club ®, The Hilton Club®, Hilton HHonors™, eforea®, OnQ®, LightStay®, the Hilton Hawaiian Village®, Requests Upon Arrival™ and other trademarks, trade names, and service marks of Hilton and our brands appearing in this prospectus are the property of Hilton and our affiliates.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding various industries and sectors. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. STR and PKF-HR are the primary sources for third-party market data and industry statistics and forecasts, respectively, included in this prospectus. STR does not guarantee the performance of any company about which it collects and provides data. Nothing in the STR or PKF-HR data should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $1,209 million. A $1.00 increase or decrease in the assumed initial public offering price of $19.50 per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $63 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds received by us from this offering and available cash to repay approximately $1,250 million of term loan borrowings outstanding under our new senior secured credit facilities. As of November 8, 2013, we had $7.5 billion of term loan borrowings outstanding under our senior secured credit facilities which will mature on October 25, 2020. The currently outstanding term loan borrowings were used, together with other borrowings and cash on hand, to repay in full all $13.4 billion of our legacy senior mortgage loans and secured mezzanine loans. See “Summary—Refinancing Transactions.” The term loan borrowings bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the term loans is 2.00%, in the case of base rate loans, and 3.00%, in the case of LIBOR rate loans, subject to one step-down of 0.25% upon the achievement of a first lien net leverage ratio of less than or equal to 3.85 to 1.00 and subject to an additional step-down of 0.25% following a qualifying initial public offering, subject to a base rate floor of 2.00%, and a LIBOR floor of 1.00%. See “Description of Certain Indebtedness.” To the extent we raise more proceeds in this offering than currently estimated, we will repay additional term loans borrowings or use such proceeds for other general corporate purposes. To the extent we raise less proceeds in this offering than currently estimated, we will reduce the amount of term loans borrowings that will be repaid. Affiliates of certain of the underwriters currently serve as lenders and/or agents under our term loan borrowings and would be entitled to receive their pro rata portion of the proceeds of this offering that are used to repay such term loan borrowings. See “Underwriting (Conflicts of Interest)—Relationships.”

Except in relation to the payment to be made to us by the selling stockholder that is described in “Principal and Selling Stockholders,” we will not receive any proceeds from the sale of shares of our common stock by the selling stockholder, including from any exercise by the underwriters of their option to purchase additional shares.

DIVIDEND POLICY

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

We did not declare or pay any dividends on our common stock in 2012, 2011 or in the first nine months of 2013.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents, restricted cash and cash equivalents and capitalization as of September 30, 2013 on:

•	an actual basis; and

•	an as adjusted basis to reflect:

•	the sale by us of 64,102,564 shares of common stock in this offering at an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the application of net proceeds from this offering as described under “Use of Proceeds,” as if this offering and the application of the net proceeds of this offering had occurred on September 30, 2013; and

•	other transactions described in “Unaudited Pro Forma Condensed Consolidated Financial Information” included in this prospectus.

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents and restricted cash and cash equivalents are not components of our total capitalization. You should read this table together with the information contained in this prospectus, including “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our historical financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	As Adjusted(1)
	(in millions, except share and per share data)
Cash and cash equivalents	$724	$441
Restricted cash and cash equivalents(2)	502	411

Total	$1,226	$852

Total long-term debt and non-recourse debt:
Long-term debt, including current maturities	$14,279	$12,011
Non-recourse timeshare debt, including current maturities(3)	388	688
Non-recourse debt and capital lease obligations of consolidated variable interest entities, including current maturities	318	318

Total debt	14,985	13,017

Equity:
Common stock, par value $0.01 per share, 1,000 shares authorized and 100 shares issued and outstanding, actual; and 30,000,000,000 shares authorized and shares issued and outstanding, as adjusted	1	10
Additional paid-in capital	8,452	9,900
Accumulated deficit	(5,357)	(5,545)
Accumulated other comprehensive loss	(417)	(417)

Total stockholders’ equity	2,679	3,948
Noncontrolling interests	(126)	(126)

Total equity	2,553	3,822

Total capitalization	$17,538	$16,839

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $19.50 per share would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital and total stockholders’ deficit by approximately $63 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay.
(2)	The majority of our restricted cash and cash equivalents balances relates to cash collateral on our self-insurance programs and escrowed cash from our timeshare operations.
(3)	Includes Timeshare Facility and Securitized Timeshare Debt.

DILUTION

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book deficit per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the net tangible book deficit per share attributable to the shares of common stock held by existing owners.

Pro forma net tangible book deficit represents the amount of total tangible assets less total liabilities, after giving effect to the adjustments presented in the Financing Transactions included in “Unaudited Pro Forma Condensed Consolidated Financial Information” but before giving effect to this offering. Our pro forma net tangible book deficit as of September 30, 2013 was approximately $4,242 million, or $4.61 per share of common stock.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $19.50 per share, the midpoint range described on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net pro forma tangible book deficit as of September 30, 2013 would have been $3,106 million, or $3.15 per share of common stock. This represents an immediate decrease in net tangible book deficit of $1.46 per share of common stock to our existing owners and an immediate and substantial dilution in net tangible book value of $22.65 per share of common stock to investors in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share of common stock		$19.50
Pro forma net tangible book deficit per share of common stock as of September 30, 2013	$(4.61)
Increase in pro forma net tangible book deficit per share of common stock attributable to investors in this offering	$1.46

Net tangible book deficit per share of common stock after giving effect to this offering		$(3.15)

Dilution per share of common stock to investors in this offering		$22.65

A $1.00 increase in the assumed initial public offering price of $19.50 per share of our common stock would decrease our pro forma net tangible book deficit after giving effect to this offering by $63 million, or by $0.06 per share of our common stock, assuming the number of shares offered by us remains the same and after deducting the underwriting discount and the estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, as of September 30, 2013, the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share paid by existing owners and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing owners paid. The table below assumes an initial public offering price of $19.50 per share, the midpoint of the range set forth on the cover of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent
	(Dollar amounts in millions, except per share amounts)

Existing owners	920,512,821	93.5%	$8,354	87.0%	$9.08
Investors in this offering	64,102,564	6.5%	$1,250	13.0%	$19.50

Total	984,615,385	100.0%	$9,604	100.0%

Each $1.00 increase in the assumed offering price of $19.50 per share would increase total consideration paid by investors in this offering by $63 million, assuming the number of shares offered by us remains the same and after deducting the underwriting discount and the estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustration purposes only. Our net tangible book deficit following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma financial information has been prepared to reflect (1) the issuance of 64,102,564 shares of our common stock offered by us in this offering at an assumed initial public offering price of $19.50 per share, which is the midpoint of the range set forth on the cover of this prospectus and (2) the Refinancing Transactions, the Hilton HHonors point sales and the use of proceeds from the foregoing (collectively, the “Financing Transactions”), in our historical consolidated financial statements.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2013 is presented on a pro forma adjusted basis to give effect to this offering and the Financing Transactions. The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 are presented on a pro forma adjusted basis to give effect to this offering and the Financing Transactions, and to give effect to the stock split that we intend to effectuate immediately prior to closing this offering, whereby each issued and outstanding share of our common stock will be converted into 9,205,128 shares, as if they had been completed on January 1, 2012.

The pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma financial information. The unaudited pro forma financial information should be read in conjunction with “Summary—Refinancing Transactions,” “Capitalization,” “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The unaudited pro forma financial information has been prepared for illustrative purposes only and is not necessarily indicative of our financial position or results of operations had the transactions actually occurred on the dates indicated, nor is such unaudited pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results. See “Risk Factors” and “Forward-Looking Statements.”

Hilton Worldwide Holdings Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2013

(in millions)

		Pro Forma Adjustments(1)
	Historical	Financing Transactions		Common Stock Offering		Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$724	$(242)	(a)	$(41)	(j)	$441
Restricted cash and cash equivalents	502	(91)	(a)			411
Accounts receivable, net of allowance for doubtful accounts	813					813
Inventories	386					386
Deferred income tax assets	75					75
Current portion of financing receivables, net	94					94
Current portion of securitized financing receivables, net	27					27
Prepaid expenses	156					156
Other	40					40

Total current assets	2,817	(333)		(41)		2,443

Property, Investments, and Other Assets:
Property and equipment, net	9,071					9,071
Financing receivables, net	623					623
Securitized financing receivables, net	202					202
Investments in affiliates	268					268
Goodwill	6,205					6,205
Brands	5,012					5,012
Management and franchise contracts, net	1,467					1,467
Other intangible assets, net	723					723
Deferred income tax assets	103					103
Other	238	249	(b)	(22)	(j)	465

Total property, investments, and other assets	23,912	249		(22)		24,139

TOTAL ASSETS	$26,729	$(84)		$(63)		$26,582

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable, accrued expenses, and other	$1,940	$(21)	(b)	$45	(i)	$1,964
Current maturities of long-term debt	356	(352)	(b)			4
Current maturities of non-recourse debt	53					53
Income taxes payable	61	125	(c)			186

Total current liabilities	2,410	(248)		45		2,207

Long-term debt	13,923	(672)	(b)	(1,244)	(j)	12,007
Non-recourse debt	653	300	(d)			953
Deferred income tax liabilities	5,040	(43)	(c)			4,997
Liability for guest loyalty program	546					546
Other(2)	1,604	446	(b)(e)			2,050

Total liabilities	24,176	(217)		(1,199)		22,760

Equity:
Common stock	1			9	(j)	10
Additional paid-in capital	8,452			1,448	(i)(j)	9,900
Accumulated deficit	(5,357)	133	(f)	(321)	(i)	(5,545)
Accumulated other comprehensive loss	(417)					(417)

Total Hilton stockholder’s equity	2,679	133		1,136		3,948
Noncontrolling interests	(126)					(126)

Total equity	2,553	133		1,136		3,822

TOTAL LIABILITIES AND EQUITY	$26,729	$(84)		$(63)		$26,582

(1)	For details of the adjustments referenced, see Note 4: “Pro Forma Adjustments.”
(2)	Pro forma adjustments to other liabilities include deferred revenue of $650 million related to our Hilton HHonors point sales. See Note 4: “Pro Forma Adjustments” adjustment (e) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Events” for further discussion of this transaction.

See notes to unaudited pro forma condensed consolidated financial statements.

Hilton Worldwide Holdings Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2013

(in millions, except share data)

		Pro Forma Adjustments(1)
	Historical	Financing Transactions			Common Stock Offering			Pro Forma
Revenues
Owned and leased hotels	$2,982	$			$			$2,982
Management and franchise fees and other	868							868
Timeshare	809							809

	4,659		—			—		4,659
Other revenues from managed and franchised properties	2,433							2,433

Total revenues	7,092		—			—		7,092

Expenses
Owned and leased hotels	2,327							2,327
Timeshare	545							545
Depreciation and amortization	455							455
General, administrative, and other	319							319

	3,646		—			—		3,646
Other expenses from managed and franchised properties	2,433							2,433

Total expenses	6,079		—			—		6,079

Operating income	1,013		—			—		1,013

Interest income	5							5
Interest expense	(401)		(124)	(g)		41	(j)	(484)
Equity in earnings from unconsolidated affiliates	11							11
Loss on foreign currency transactions	(43)							(43)
Other gain, net	5							5

Income before income taxes	590		(124)			41		507

Income tax expense	(192)		48	(h)		(16)	(j)	(160)

Net income	398		(76)			25		347
Net income attributable to noncontrolling interests	(9)							(9)

Net income attributable to Hilton stockholder	$389		$(76)			$25		$338

Earnings per share:
Basic and diluted								$0.34

Weighted average shares outstanding:
Basic and diluted								984,615,385	(k)

(1)	For details of the adjustments referenced, see Note 4: “Pro Forma Adjustments.”

See notes to unaudited pro forma condensed consolidated financial statements.

Hilton Worldwide Holdings Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2012

(in millions, except share data)

		Pro Forma Adjustments(1)
	Historical	Financing Transactions			Common Stock Offering			Pro Forma
Revenues
Owned and leased hotels	$3,979	$			$			$3,979
Management and franchise fees and other	1,088							1,088
Timeshare	1,085							1,085

	6,152		—			—		6,152
Other revenues from managed and franchised properties	3,124							3,124

Total revenues	9,276		—			—		9,276

Expenses
Owned and leased hotels	3,230							3,230
Timeshare	758							758
Depreciation and amortization	550							550
Impairment losses	54							54
General, administrative, and other	460							460

	5,052		—			—		5,052
Other expenses from managed and franchised properties	3,124							3,124

Total expenses	8,176		—			—		8,176

Operating income	1,100		—			—		1,100

Interest income	15							15
Interest expense	(569)		(158)	(g)		54	(j)	(673)
Equity in losses from unconsolidated affiliates	(11)							(11)
Gain on foreign currency transactions	23							23
Other gain, net	15							15

Income before income taxes	573		(158)			54		469

Income tax expense	(214)		61	(h)		(21)	(j)	(174)

Net income	359		(97)			33		295
Net income attributable to noncontrolling interests	(7)							(7)

Net income attributable to Hilton stockholder	$352		$(97)			$33		$288

Earnings per share:
Basic and diluted								$0.29

Weighted average shares outstanding:
Basic and diluted								984,615,385	(k)

(1)	For details of the adjustments referenced, see Note 4: “Pro Forma Adjustments.”

See notes to unaudited pro forma condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1: Basis of Presentation

The unaudited pro forma financial information is based on our historical financial statements, which are included elsewhere in this prospectus, and has been prepared to reflect this offering and the Financing Transactions.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2013 is presented on a pro forma adjusted basis to give effect to this offering and the Financing Transactions. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 are presented on a pro forma adjusted basis to give effect to this offering and the Financing Transactions as if they had been completed on January 1, 2012.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. These adjustments are included only to the extent they are directly attributable to this offering and the Financing Transactions and the appropriate information is known and factually supportable. We continue to evaluate the accounting impact of the Financing Transactions and believe that substantially all of the existing long-term debt (and related current maturities) to be repaid as a part of the Financing Transactions will be considered extinguished. Accordingly, the pro forma financial information reflects all of the repaid debt being accounted for as an extinguishment of debt. We believe that any portion of the repaid debt that may be required to be subject to modification of debt accounting guidance will not have a material effect on the pro forma financial information. Pro forma adjustments reflected in the unaudited pro forma condensed consolidated statements of operations are expected to have a continuing effect on us. As a result, the unaudited pro forma condensed consolidated statements of operations exclude gains and losses related to the Financing Transactions that will not have a continuing effect on us, although these items are reflected in the unaudited pro forma condensed consolidated balance sheet.

Note 2: Financing Transactions

Prior to consummating this offering, we closed or expect to close various debt refinancing and related transactions. These Financing Transactions, which are discussed in greater detail elsewhere in this prospectus, include the following:

•	entry into a new $1 billion senior secured revolving credit facility (the “Revolving Credit Facility”), with no expected borrowings upon the completion of the Financing Transactions;

•	entry into a new $7.6 billion senior secured term loan facility (the “Term Loan”), of which $100 million was voluntarily prepaid in November 2013;

•	the issuance of $1.5 billion of our 5.625% senior notes due 2021;

•	entry into a new $3.5 billion commercial mortgage-backed securities loan (the “CMBS Loan”) secured by 23 of our U.S. owned real estate assets;

•	entry into a new $525 million mortgage loan (the “Waldorf Astoria Loan”) secured by our Waldorf Astoria New York property;

•	additional borrowings of $300 million under our Timeshare Facility;

•	entry into four interest rate swaps with a notional value of $1.45 billion, which swap floating three-month LIBOR on the Term Loan to a fixed rate of 1.87%;

•	sales of Hilton HHonors points for cash proceeds of $650 million, classified as deferred revenue at the date of receipt; and

•	the repayment of our senior mortgage loans and secured mezzanine loans and the redemption of our unsecured notes due 2031 with available cash and proceeds from the transactions described above.

For more information regarding these transactions, see “Summary—Refinancing Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Events” and “Description of Certain Indebtedness.”

Note 3: The Common Stock Offering

We estimate that the gross proceeds to us from this offering will be approximately $1,250 million and that proceeds to us net of underwriting discounts and estimated offering expenses will be approximately $1,209 million. Net proceeds of this offering and available cash will be used to repay approximately $1,250 million of the Term Loan.

Note 4: Pro Forma Adjustments

Adjustments included under the heading “Pro Forma Adjustments—Financing Transactions” represent the following:

a.	To adjust cash for the transactions discussed below, as follows:

(in millions)
Cash paid to repay debt principal(1)(2)	$ (14,066)
Cash paid for interest on repaid debt(3)	(39)
Cash paid for debt issuance costs	(265)
Cash received from new debt issuances	13,387
Cash received from Hilton HHonors point sales	650

Net adjustment to cash(4)	$ (333)

(1)	The long-term debt balance of our senior mortgage loans and secured mezzanine loans include $18 million and $27 million, respectively, of yield adjustments related to prior debt modifications. Thus, the principal balance of our debt to be repaid in cash is presented net of this amount. These yield adjustments, totaling $45 million, will be released concurrent with the repayment of the debt. This release is not considered to have a continuing effect on us and, therefore, it is not reflected in our unaudited pro forma condensed consolidated statements of operations.
(2)	Includes the voluntary prepayment of $100 million on the Term Loan made in November 2013.
(3)	Includes our accrued balance of $21 million and $18 million of additional interest we are required to pay, concurrent with the principal repayment of our senior mortgage loans and secured mezzanine loans.
(4)	The above adjustments result in changes to cash and cash equivalents of $242 million and to restricted cash and cash equivalents of $91 million.

b.	To adjust for the completion of the Financing Transactions and the repayment of our senior mortgage loans, secured mezzanine loans and unsecured notes due 2031, as follows:

Long-term Debt
(in millions)
Repayment of existing debt:
Senior mortgage loans	$(7,010)
Secured mezzanine loans(1)	(6,905)
Unsecured notes due 2031(2)	(96)

Total repayment of existing debt(3)	(14,011)

Issuance of new debt:
Term Loan(4)	7,462
Senior Notes	1,500
CMBS Loan	3,500
Waldorf Astoria Loan	525

Total issuance of new debt	12,987

Net effect of refinancing on long-term debt, including current maturities	$(1,024)

(1)	Includes an unscheduled, voluntary debt repayment of $450 million on the secured mezzanine loans in October 2013, prior to the issuance of new debt.
(2)	Repayment of these 8% unsecured notes was completed on November 25, 2013.
(3)	Includes current maturities of long-term debt of $352 million.
(4)	Long-term debt for the Term Loan is net of the original issue discount of $38 million and the $100 million voluntary prepayment made in November 2013.

The Financing Transactions also reflect:

•	the release of debt issuance costs of $16 million related to the existing debt payoff and the addition of debt issuance costs of $265 million related to the new debt issued. The net increase to the debt issuance costs, which are classified as other assets in our unaudited pro forma condensed consolidated balance sheet, was $249 million;

•	the payment of current accrued interest of $21 million related to the existing debt payoff, which was reflected in accounts payable, accrued expenses, and other in our unaudited pro forma condensed consolidated balance sheet. This release is not considered to have a continuing effect on us and, therefore, it is not reflected in our unaudited pro forma condensed consolidated statements of operations; and

•	the release of $204 million of interest, which was reflected in other liabilities in our unaudited pro forma condensed consolidated balance sheet, that related to our senior mortgage loans and secured mezzanine loans. The interest expense was recognized using the interest method and has exceeded the cash paid due to the fact that the terms of the senior mortgage loans and secured mezzanine loans require annual increases in the interest rate. Since we have assumed all extensions of the senior mortgage loans and secured mezzanine loans, which were at our option, our accrual of interest under the interest method contemplated these increases in interest expense over the fully extended life of the debt, resulting in an accrual of interest expected to be paid over the term of the debt based on increased cash payments of interest in subsequent periods. Upon consummation of the Financing Transactions, such payments will no longer be required and the accrual for these amounts will be reversed. Refer to adjustment (c) for the associated adjustment to deferred tax liabilities. This release is not considered to have a continuing effect on us and, therefore, it is not reflected in our unaudited pro forma condensed consolidated statements of operations.

c.	To adjust for the tax effects of the gains and losses referenced in adjustment (f) and the Hilton HHonors point sales referenced in adjustment (e), using the statutory tax rate of 38.4% referenced in adjustment (h), as follows:

(in millions)
Income taxes payable:
Unamortized portion of yield adjustments of debt principal	$17
Interest not accrued(1)	(7)
Unamortized debt issuance costs	(29)
Hilton HHonors point sales	144

Net adjustment to income taxes payable	$125

Deferred tax liabilities:
Other liabilities - interest accrued under the interest method	$78
Unamortized debt issuance costs	23
Hilton HHonors point sales	(144)

Net adjustment to deferred tax liabilities	$(43)

(1)	Represents interest we are required to pay, concurrent with the principal repayment of our senior mortgage loans and secured mezzanine loans.

d.	To adjust for additional borrowings of $300 million under our Timeshare Facility.

e.	To adjust for proceeds of $650 million presented as deferred revenue as a result of the Hilton HHonors point sales. Refer to adjustment (c) for related tax adjustments.

f.	To adjust accumulated deficit for amounts related to the senior mortgage loans and secured mezzanine loans that do not have a continuing effect on us, as follows:

(in millions)
Unamortized portion of yield adjustments of debt principal, net of taxes of $17 million	$28
Other liabilities - interest accrued under the interest method, net of taxes of $78 million	126
Interest not accrued, net of taxes of $(7) million(1)	(11)
Unamortized debt issuance costs, net of taxes of $(6) million	(10)

Net adjustment to accumulated deficit	$133

(1)	Represents interest we are required to pay, concurrent with the principal repayment of our senior mortgage loans and secured mezzanine loans.

g.	To adjust interest expense for the repayment of the existing indebtedness and additional borrowings discussed above, as follows:

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
	(in millions)
Repayment of existing debt:
Interest expense	$(337)	$(461)
Amortization expense of debt issuance costs	(7)	(9)

	(344)	(470)

Issuance of new debt:
Interest expense(1)(2)(3)(4)	431	579
Amortization expense of debt issuance costs and discounts(1)	37	49

	468	628

Net adjustment to interest expense	$124	$158

(1)	Includes interest expense and amortization expense of the debt issuance costs of the Timeshare Facility as if the facility was in place on January 1, 2012. Also, includes interest expense and amortization expense related to the Securitized Timeshare Debt, which was issued in August 2013, as if it were issued on January 1, 2012. See “Description of Certain Indebtedness” for further discussion of the transaction.
(2)	Includes commitment fees on the unused Revolving Credit Facility commitments.
(3)	We applied the interest rates that were prevailing during the periods presented for our variable interest rate debt totaling approximately $8 billion, which excludes $1.45 billion of the Term Loan, for which a variable to fixed interest rate swap has been executed.
(4)	A 0.125 percent change to interest rates on our variable rate debt would result in an increase in interest expense of approximately $7 million and $10 million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

h.	To adjust income tax expense for the changes in the expense items noted above in adjustment (g). The statutory tax rate of 38.4% is a blended U.S. federal and state income tax rate.

Adjustments included under the heading “Pro Forma Adjustments—Common Stock Offering” represent the following:

i.	Certain members of our senior management team were offered the opportunity to participate in an executive compensation plan (the “Promote plan”). The Promote plan provides for the grant of a Tier I liability award, or an alternative cash payment in lieu thereof, and a Tier II equity award, representing Class B Units in BH Hotels Holdco, LLC (our “Ultimate Parent”). The awards vest based on service and performance conditions. For further discussion of the Promote plan, including the assumptions used in estimating fair value of the awards, refer to our audited consolidated financial statements included elsewhere within this prospectus.

In connection with this offering, the Tier I liability awards that remain outstanding at the time of the offering will vest as of the pricing date of this offering and will be paid in cash no later than 30 days following the pricing of this offering. Additionally, the Tier II equity awards that remain outstanding at the time of the pricing of the offering will be exchanged for restricted stock in the Company of equivalent economic value, which will be received from the Ultimate Parent, and will vest as follows:

•	40% of each award will vest as of the pricing date with respect to this offering;

•	40% of each award will vest on the first anniversary of the pricing date with respect to this offering, contingent upon continued employment through that date; and

•	20% of each award will vest on the date that our Sponsor and its affiliates cease to own 50% or more of the shares of the Company, contingent upon continued employment through that date.

Upon the effective date of this offering, we expect to record incremental compensation expense of approximately $293 million as a result of modifying the vesting conditions of the Tier I liability award, as well as the exchange of the Tier II awards for restricted shares. The adjustment is reflected in our unaudited pro forma condensed balance sheet as an increase to accounts payable, accrued expenses, and other of $45 million reflecting cash due within 30 days to settle the Tier I awards, a $248 million increase to additional paid-in capital and an increase to accumulated deficit of $293 million.

Further, we do not anticipate that there will be a material, recurring effect on the amount of future compensation expense as a result of modifying the terms of the awards which solely vest upon achieving the service conditions, including the additional compensation expense of approximately $22 million that we expect to record from the pricing date of this offering through the first anniversary of that date. Accordingly, we have made no adjustment to our unaudited pro forma condensed consolidated statements of operations for any incremental compensation expense resulting from the modification of these awards. No compensation expense will be recognized for the 20% of restricted stock that will vest on the date that our Sponsor and its affiliates cease to own 50% or more of the shares of the Company, as this performance condition has been determined to be not probable of occurring for accounting purposes.

j.	We expect to receive net proceeds from this offering of $1,209 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use proceeds from this offering and $41 million of available cash and cash equivalents to repay $1,250 million of our Term Loan. Associated with the repayment of our Term Loan, we will release $22 million of deferred financing costs and $6 million of original issue discount. This will reduce our net income for the three months ended December 31, 2013 by $28 million. The estimated reduction in interest expense as a result of the repayment and associated tax benefits are reflected in our unaudited pro forma condensed consolidated statements of operations. The reduction of deferred financing costs and original issue discount are reflected in our unaudited pro forma condensed consolidated balance sheet as a reduction of other assets and an increase in long-term debt, respectively, offset by an increase to accumulated deficit of $28 million.

k.	Unaudited pro forma weighted average shares outstanding is calculated assuming all shares of common stock issued by us in the initial public offering were outstanding for the entire period, as the proceeds from the sale of such shares will be used to repay indebtedness also being reflected in our unaudited pro forma condensed consolidated statements of operations, and each issued and outstanding share of our existing common stock was converted into 9,205,128 shares as of the beginning of each period.

SELECTED FINANCIAL DATA

We derived the selected statement of operations data for the years ended December 31, 2012, 2011 and 2010 and the selected balance sheet data as of December 31, 2012 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected balance sheet data as of December 31, 2010 from our unaudited consolidated financial statements that are not included in this prospectus. We derived the selected statement of operations data for the years ended December 31, 2009 and 2008 and the selected balance sheet data as of December 31, 2009 and 2008 from Hilton Worldwide, Inc.’s audited consolidated financial statements, which are not included in this prospectus. We derived the selected statement of operations data for the nine months ended September 30, 2013 and 2012 and the selected consolidated balance sheet data as of September 30, 2013 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the selected consolidated financial data below together with the consolidated financial statements including the related notes thereto appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness,” and the other financial information included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(in millions)
Statement of Operations Data:
Revenues
Owned and leased hotels	$2,982	$2,931	$3,979	$3,898	$3,667	$3,540	$4,301
Management and franchise fees and other	868	807	1,088	1,014	901	807	901
Timeshare	809	822	1,085	944	863	832	920

	4,659	4,560	6,152	5,856	5,431	5,179	6,122
Other revenues from managed and franchised properties	2,433	2,378	3,124	2,927	2,637	2,397	2,753

Total revenues	7,092	6,938	9,276	8,783	8,068	7,576	8,875

Expenses
Owned and leased hotels	2,327	2,401	3,230	3,213	3,009	2,904	3,328
Timeshare	545	568	758	668	634	644	682
Depreciation and amortization	455	394	550	564	574	587	598
Impairment losses	—	33	54	20	24	475	5,611
General, administrative and other	319	327	460	416	637	423	416

	3,646	3,723	5,052	4,881	4,878	5,033	10,635
Other expenses from managed and franchised properties	2,433	2,378	3,124	2,927	2,637	2,394	2,746

Total expenses	6,079	6,101	8,176	7,808	7,515	7,427	13,381

Operating income (loss)	1,013	837	1,100	975	553	149	(4,506)
Net income (loss) attributable to Hilton stockholder	389	291	352	253	128	(532)	(5,663)

	September 30,	December 31,
	2013	2012	2011	2010	2009	2008
		(in millions)
Selected Balance Sheet Data:
Cash and cash equivalents	$724	$755	$781	$796	$738	$397
Restricted cash and cash equivalents	502	550	658	619	394	691
Total assets	26,729	27,066	27,312	27,750	29,140	30,639
Long-term debt(1)	14,279	15,575	16,311	16,995	21,125	21,157
Non-recourse timeshare debt(1)(2)	388	—	—	—	—	—
Non-recourse debt and capital lease obligations of consolidated variable interest entities(1)	318	420	481	541	574	565
Total equity (deficit)	2,553	2,155	1,702	1,544	(1,470)	(1,253)

(1)	Includes current maturities.
(2)	Includes Timeshare Facility and Securitized Timeshare Debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary—Summary Historical Financial Data,” “Selected Financial Data” and our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Our Business

Hilton Worldwide is one of the largest and fastest growing hospitality companies in the world, with 4,080 hotels, resorts and timeshare properties comprising 671,926 rooms in 90 countries and territories. In the nearly 100 years since our founding, we have defined the hospitality industry and established a portfolio of 10 world-class brands. Our flagship full-service Hilton Hotels & Resorts brand is the most recognized hotel brand in the world. Our premier brand portfolio also includes our luxury hotel brands, Waldorf Astoria Hotels & Resorts and Conrad Hotels & Resorts, our full-service hotel brands, DoubleTree by Hilton and Embassy Suites Hotels, our focused-service hotel brands, Hilton Garden Inn, Hampton Inn, Homewood Suites by Hilton and Home2 Suites by Hilton, and our timeshare brand, Hilton Grand Vacations. We own or lease interests in 156 hotels, many of which are located in global gateway cities, including iconic properties such as The Waldorf Astoria New York, the Hilton Hawaiian Village, and the London Hilton on Park Lane. More than 311,000 team members proudly serve in our properties and corporate offices around the world, and we have approximately 39 million members in our award-winning customer loyalty program, Hilton HHonors.

Segments and Regions

Management analyzes our operations and business by both operating segments and geographic regions. Our operations consist of three reportable segments that are based on similar products or services: management and franchise, ownership, and timeshare. The management and franchise segment provides services, which include hotel management and licensing of our brands to franchisees, as well as property management at timeshare properties. This segment generates its revenue from management and franchise fees charged to hotel owners, including our owned and leased hotels, and to homeowners’ associations at timeshare properties. As a manager of hotels and timeshare resorts, we typically are responsible for supervising or operating the property in exchange for management fees, which, at hotels, are based on a percentage of the hotel’s gross revenue, operating profits, cash flows, or a combination thereof, and, at timeshare properties, are fixed amounts stated in the management agreements. As a franchisor of hotels, we charge franchise fees, which generally are based on a percentage of room revenue, and in some instances, may also include a percentage of food and beverage and other revenues in exchange for the use of one of our brand names and related commercial services, such as our reservation system, marketing, and information technology services. The ownership segment derives earnings from providing hotel room rentals, food and beverage sales, and other services at our owned and leased hotels. The timeshare segment consists of multi-unit vacation ownership properties. This segment generates revenue by marketing and selling timeshare interests owned by Hilton and third parties, providing consumer financing, and resort operations.

Geographically, management conducts business through three distinct geographic regions: the Americas; Europe, Middle East and Africa (“EMEA”); and Asia Pacific. The Americas region includes North America, South America, and Central America, including all Caribbean nations. Although the U.S. is included in the Americas, it is often analyzed separately and apart from the Americas geographic region and, as such, it is presented separately within the analysis herein. The EMEA region includes Europe, which represents the western-most peninsula of Eurasia stretching from Ireland in the west to Russia in the east, and the Middle East and Africa (“MEA”), which represents the Middle East region and all African nations, including the Indian Ocean island nations. Europe and MEA are often analyzed separately by management and, as such, are presented separately within the analysis herein. The Asia Pacific region includes the eastern and southeastern nations of Asia, as well as India, Australia, New Zealand, and the Pacific island nations.

As of September 30, 2013, approximately 78 percent of our system-wide hotel rooms were located in the U.S. We expect that the percentage of our hotels outside the U.S. will continue to increase in future years as hotels in our pipeline open.

System Growth and Pipeline

In recent years, we have made significant progress on our strategic priorities including the expansion of our global footprint, particularly in our management and franchise business, and as of September 30, 2013, we had the largest rooms pipeline in the lodging industry according to data provided by STR. From June 30, 2007 through September 30, 2013, we added a net 1,182 managed and franchised hotels to our system and 172,748 rooms, of which 29.1 percent of the rooms were located outside the U.S.

To support our growth strategy, we also continue to expand our development pipeline. As of September 30, 2013, we had a total of 1,069 hotels in our development pipeline, representing 185,699 rooms under construction or approved for development throughout 71 countries. As of September 30, 2013, 97,520 rooms, representing 52.5 percent of our development pipeline, are under construction. Of the 185,699 rooms in the pipeline, 111,642 rooms, representing 60.1 percent of the pipeline, were located outside the U.S. Over 99% of the hotels in our pipeline and under construction as of September 30, 2013 are within our management and franchise segment. As of September 30, 2013, only one development project was within our ownership segment. We do not consider such project, or any development project relating to properties under our management and franchise segment, to be material to us.

Our management and franchise contracts are designed to expand our business with limited or no capital investment. The capital required to build and maintain hotels that we manage or franchise, is typically provided by the owner of the respective hotel with minimal or no capital required by us as the manager or franchisor. Additionally, prior to approving the addition of new hotels to our management and franchise development pipeline, we evaluate the economic viability of the hotel based on the geographic location, the credit quality of the third-party owner, and other factors. As a result, by increasing the number of management and franchise agreements with third-party owners we expect to achieve a higher overall return on invested capital.

Recent Events

In October 2013, we sold Hilton HHonors points to American Express Travel Related Services Company, Inc. (“Amex”), and Citibank, N.A. (“Citi”), for $400 million and $250 million, respectively, in cash. We used the net proceeds of the HHonors points sales to reduce outstanding indebtedness. Amex and Citi and their respective designees may use the points in connection with Hilton HHonors co-branded credit cards and for promotions, rewards and incentive programs or other certain activities as they may establish or engage in from time to time.

Principal Components and Factors Affecting our Results of Operations

Revenues

Principal Components

We primarily derive our revenues from the following sources:

•	Owned and leased hotels. Represents revenues derived from hotel operations, including room rentals and food and beverage sales and other ancillary services.

Revenues from room rentals, food and beverage sales, and other ancillary services are primarily derived from two categories of customers: transient and group. Transient guests are individual travelers who are traveling for business or leisure. Our group guests are traveling for group events that reserve rooms for meetings, conferences, or social functions sponsored by associations, corporate, social, military, educational, religious or other organizations. Group business usually includes a block of room accommodations as well as other ancillary services, such as catering and banquet services. A majority of our food and beverage sales and other ancillary services are provided to customers who are also occupying rooms at our hotel properties. As a result, key drivers of operations, such as occupancy, generally affect all components of our owned and leased hotel revenues consistently.

•	Management and franchise fees and other. Represents revenues derived from fees earned from hotels and timeshare properties managed by us, franchise fees received in connection with the franchising of our brands, and other revenue generated by the incidental support of hotel operations for owned, leased, managed, and franchised properties, and other rental income.

•	Terms of our management agreements vary, but our fees generally consist of a base fee, which is generally a percentage of each hotel’s gross revenue, and in some cases an incentive fee, which is based on gross operating profits, cash flow or a combination thereof. Management fees from timeshare properties are generally a fixed amount as stated in the management agreement. Outside of the U.S., our fees are often more dependent on hotel profitability measures, either through a single management fee structure where the entire fee is based on a profitability measure, or because our two-tier fee structure is more heavily weighted toward the incentive fee than the base fee. Additionally, we receive one-time upfront fees upon execution of certain management contracts. In general, the hotel owner pays all operating and other expenses and reimburses our out-of-pocket expenses. The initial terms of our management agreements for full service hotels typically are 20 years. Extensions are negotiated and vary, but typically are more prevalent in full-service hotels. These extensions typically are either for five or ten years and can be exercised once or twice at our or the other party’s option or by mutual agreement. Some of our management agreements provide early termination rights to hotel owners upon certain events, including the failure to meet certain financial or performance criteria. Performance test measures typically are based upon the hotel’s performance individually and/or in comparison to specified hotels.

•	Under our franchise agreements, franchisees pay us franchise fees which consist of an initial application and initiation fees for new hotels entering the system and monthly royalty fees, generally calculated as a percentage of room revenue. Royalty fees for our full-service brands may also include a percentage of gross food and beverage revenues and other revenues, where applicable. In addition to the franchise application and royalty fees, franchisees also generally pay a monthly program fee based on a percentage of the total gross room revenue that covers the cost of advertising and marketing programs; internet, technology and reservation system expenses; and quality assurance program costs. Our franchise agreements typically have initial terms of approximately 20 years for new construction and approximately 10 to 20 years for properties that are converted from other brands. At the expiration of the initial term, we may relicense the hotel to the franchisee, at our or the other party’s option or by mutual agreement, for an additional term ranging from 10 to 15 years. We have the right to terminate a franchise agreement upon specified events of default, including nonpayment of fees or noncompliance with brand standards. If a franchise agreement is terminated by us because of a franchisee’s default, the franchisee is contractually required to pay us liquidated damages.

•	Timeshare. Represents revenues derived from the sale and financing of timeshare units and revenues from enrollments and other fees, rentals of timeshare units, food and beverage sales and other ancillary services at our timeshare properties and fees which we refer to as resort operations. Additionally, in recent years, we began a transformation of our timeshare business to a capital light model in which third-party timeshare owners and developers provide capital for development while we act as sales and marketing agent and property manager. Through these transactions, we receive a sales and marketing commission and branding fees on sales of timeshare intervals, recurring fees to operate the homeowners’ associations and revenues from resort operations.

•	Other revenues from managed and franchised properties. These revenues represent the payroll and its related costs for hotels that we manage where the hotel employees are legally our responsibility, as well as certain other operating costs of the managed and franchised hotels’ operations, marketing expenses, and other expenses associated with our brands and shared services that are contractually either reimbursed to us by the hotel owners or paid from fees collected in advance from these hotels. The corresponding expenses are presented as other expenses from managed and franchised properties in our consolidated statements of operations resulting in no impact to operating income or net income.

Factors Affecting our Revenues

The following factors affect the revenues we derive from our operations. For other factors affecting our revenues, see “Risk Factors—Risks Relating to Our Business and Industry.”

•	Consumer demand and global economic conditions. Consumer demand for our products and services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence and adverse political conditions can lower the revenues and profitability of our owned operations and the amount of management and franchise fee revenues we are able to generate from our managed and franchised properties. Also, declines in hotel profitability during an economic downturn directly impact the incentive portion of our management fees, which is based on hotel profit measures. Our timeshare segment is also linked to cycles in the general economy and consumer discretionary spending. As a result, changes in consumer demand and general business cycles can subject and have subjected our revenues to significant volatility. See “Risk Factors—Risks Relating to Our Business and Industry.”

Our results of operations have steadily improved as the global economy continues to improve following the global recession in recent years. Our comparable system-wide RevPAR increased 20.9% from the year ended December 31, 2009 to the nine months ended September 30, 2013.

•	Agreements with third-party owners and franchisees and relationships with developers. We depend on our long-term management and franchise agreements with third-party owners and franchisees for a significant portion of our management and franchise fee revenues. The success and sustainability of our management and franchise business depends on our ability to perform under our management and franchise agreements and maintain good relationships with third-party owners and franchisees. Our relationships with these third parties also generate new relationships with developers and opportunities for property development that can support our growth. We believe that we have good relationships with our third-party owners, franchisees and developers and are committed to the continued growth and development of these relationships. These relationships exist with a diverse group of owners, franchisees and developers and are not significantly concentrated with any particular third party. Additionally, in recent years we have entered into sales and marketing agreements to sell timeshare units on behalf of third-party developers. Our supply of third-party developed timeshare intervals was approximately 65,000, or 78% of our total supply, as of September 30, 2013. We expect sales and marketing agreements with third-party developers and resort operations to comprise a growing percentage of our timeshare revenue and revenues derived from the sale and financing of timeshare units developed by us to comprise a smaller percentage of our timeshare revenue in future periods, consistent with our strategy to focus our business on the management aspects and deploy less of our capital to asset construction.

Expenses

Principal Components

We primarily incur the following expenses:

•	Owned and leased hotels. Owned and leased hotel expenses reflect the operating expenses of our consolidated owned and leased hotels, including room expense, food and beverage costs, other support costs and property expenses. Room expense includes compensation costs for housekeeping, laundry and front desk staff and supply costs for guest room amenities and laundry. Food and beverage costs include costs for wait and kitchen staff and food and beverage products. Other support expenses consist of costs associated with property-level management, utilities, sales and marketing, operating hotel spas, telephones, parking and other guest recreation, entertainment and services. Property expenses include property taxes, repairs and maintenance, rent and insurance.

•	Timeshare. Timeshare expenses include the cost of inventory sold during the period, sales and marketing expenses, resort operations expenses, bad debt expense on financing of timeshare units, and other overhead expenses associated with our timeshare business.

•	Depreciation and amortization. These are non-cash expenses that primarily consist of depreciation of fixed assets such as buildings, furniture, fixtures and equipment at our consolidated owned and leased hotels, as well as certain corporate assets. Amortization expense primarily consists of amortization of management agreement acquisition costs and franchise and brand intangibles, which are amortized over their estimated useful lives.

•	General, administrative, and other expenses. General, administrative, and other expenses consist primarily of compensation expense for our corporate staff and personnel supporting our business segments (including divisional offices that support our management and franchising segments), professional fees (including consulting, audit and legal fees), travel and entertainment expenses, bad debt expenses, contractual performance obligations and office administrative and related expenses. Expenses incurred by our supply management business, laundry facilities and other ancillary businesses are also included in general, administrative and other expenses.

•	Impairment losses. We hold goodwill, amortizing and non-amortizing intangible assets, long-lived assets and equity method investments. We evaluate these assets for impairment as further discussed in “—Critical Accounting Policies and Estimates.” These evaluations have, in the past, resulted in impairment losses for certain of these assets based on the specific facts and circumstances surrounding those assets and our estimates of the fair value of those assets. Based on economic conditions or other factors at a property-specific or company-wide level, we may be required to take additional impairment losses to reflect further declines in our asset and/or investment values.

•	Other expenses from managed and franchised properties. These expenses represent the payroll and its related costs for hotels that we manage where the hotel employees are legally our responsibility, as well as certain other operating costs of the managed and franchised hotels’ operations, marketing expenses, and other expenses associated with our brands and shared services that are contractually either reimbursed to us by the hotel owners or paid from fees collected in advance from these hotels. The corresponding revenues are presented as other revenues from managed and franchised properties in our consolidated statements of operations resulting in no impact to operating income or net income.

Factors Affecting our Costs and Expenses

The following are several principal factors that affect the costs and expenses we incur in the course of our operations. For other factors affecting our costs and expenses, see “Risk Factors—Risks Relating to Our Business and Industry.”

•

Fixed nature of expenses. Many of the expenses associated with managing, franchising, and owning hotels and timeshare resorts are relatively fixed. These expenses include personnel costs, rent, property taxes, insurance and utilities, as well as sales and marketing expenses for our timeshare segment. If we are unable to decrease these costs significantly or rapidly when demand for our hotels and other properties decreases, the resulting decline in our revenues can have an adverse effect on our net cash flow, margins and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth. Economic downturns generally affect the results of our ownership segment more significantly than the results of our management and franchise segment due to the high fixed costs associated with operating an owned or leased hotel. The effectiveness of any cost-cutting efforts is limited by the fixed-cost nature of our business. As a result, we may not be able to offset further revenue reductions through cost cutting. Employees at some of our owned hotels are parties to collective bargaining agreements that may also limit our ability to make timely staffing or labor changes in response to declining revenues. In addition, any of our efforts to reduce costs, or to defer or cancel capital improvements, could adversely affect the economic value of our hotels and brands. We have taken steps to reduce our fixed costs to levels we feel are appropriate to maximize profitability and respond to market conditions without jeopardizing the overall customer experience or the value of our hotels or brands. Also, a significant portion of our costs to support our timeshare business relates to direct sales and marketing of these units. In periods of decreased demand for timeshare units, we may be unable to reduce our sales and marketing expenses quickly enough to prevent a deterioration of our profit margins on our timeshare business.

•	Changes in depreciation and amortization expense. Changes in depreciation expenses may be driven by renovations of existing hotels, acquisition or development of new hotels or the disposition of existing hotels through sale or closure. As we place new assets into service, we will be required to record additional depreciation expense on those assets. Additionally, we capitalize costs associated with certain software development projects, and as those projects are completed and placed into service, amortization expense will increase.

Other Items

Effect of foreign currency exchange rate fluctuations

Significant portions of our operations are conducted in functional currencies other than our reporting currency, which is the U.S. dollar, and we have assets and liabilities denominated in a variety of foreign currencies. As a result, we are required to translate those results, assets and liabilities from the functional currency into U.S. dollars at market-based exchange rates for each reporting period. When comparing our results of operations between periods, there may be material portions of the changes in our revenues or expenses that are derived from fluctuations in exchange rates experienced between those periods.

Seasonality

The lodging industry is seasonal in nature. However, the periods during which our hotels experience higher or lower levels of demand vary from property to property and depend upon location, type of property, and competitive mix within the specific location. Based on historical results, we generally expect our revenue to be lower during the first calendar quarter of each year than during each of the three subsequent quarters, with the fourth quarter producing the strongest revenues of the year.

Key Business and Financial Metrics Used by Management

Comparable Hotels

We define our comparable hotels as those that: (i) were active and operating in our system for at least one full calendar year as of the end of the current period, and were open as of January 1st of the previous year; (ii) have not undergone a change in brand or ownership during the current or comparable periods reported; and (iii) have not sustained substantial property damage, business interruption, undergone large-scale capital projects, or for which comparable results are not available.

•	Of the 4,039 hotels in our system as of September 30, 2013, 3,571 have been classified as comparable hotels for the nine months ended September 30, 2013. Our non-comparable hotels include 16 properties, or less than one percent of the total hotels in our system, that have been removed from the comparable group during the last twelve months because they have sustained substantial property damage, business interruption, undergone large-scale capital projects or comparable results were not available.

•	Of the 3,926, 3,806 and 3,671 hotels in our system as of December 31, 2012, 2011, and 2010, respectively, 3,484, 3,401, and 3,164 have been classified as comparable hotels for the years ended December 31, 2012, 2011, and 2010, respectively.

Occupancy

Occupancy represents the total number of rooms sold divided by the total number of rooms available at a hotel or group of hotels. Occupancy measures the utilization of our hotels’ available capacity. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also help us determine achievable Average Daily Rate (“ADR”) levels as demand for hotel rooms increases or decreases.

Average Daily Rate (“ADR”)

ADR represents hotel room revenue divided by total number of rooms sold in a given period. ADR measures average room price attained by a hotel, and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. ADR is a commonly used performance measure in the industry, and we use ADR to assess pricing levels that we are able to generate by type of customer, as changes in rates have a different effect on overall revenues and incremental profitability than changes in occupancy, as described above.

Revenue per Available Room (“RevPAR”)

We calculate RevPAR by dividing hotel room revenue by room nights available to guests for the period. We consider RevPAR to be a meaningful indicator of our performance as it provides a metric correlated to two primary and key drivers of operations at our hotels: occupancy and ADR. RevPAR is also a useful indicator in measuring performance over comparable periods for comparable hotels.

References to RevPAR and ADR throughout this report are presented on a currency neutral (all periods using the same exchange rates) and comparable basis, unless otherwise noted.

Earnings before Interest Expense, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA, presented herein, is a non-GAAP financial measure that reflects net income attributable to Hilton stockholder, excluding interest expense, a provision for income taxes, and depreciation and amortization. We consider EBITDA to be a useful measure of operating performance, due to the significance of our long-lived assets and level of indebtedness.

Adjusted EBITDA, presented herein, is calculated as EBITDA, as previously defined, further adjusted to exclude gains, losses and expenses in connection with (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment charges; (v) furniture, fixtures and equipment, or FF&E, replacement reserves required under certain lease agreements; (vi) reorganization costs; (vii) share-based and certain other compensation expenses; (viii) severance, relocation and other expenses; and (ix) other items.

EBITDA and Adjusted EBITDA are not recognized terms under generally accepted accounting principles in the United States, or U.S. GAAP, and should not be considered as alternatives to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. In addition, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe that EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered either in isolation or as a substitute for profit (loss), cash flow or other methods of analyzing our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

Results of Operations

Our business has steadily improved in recent years, resulting in higher RevPAR on a year-over-year basis since 2010. We have experienced occupancy increases in all segments of our business and we have been able to increase rates in market segments where demand has outpaced supply. The following table presents hotel operating statistics for our system-wide comparable hotels:

	Nine Months Ended September 30, 2013	Variance 2013 vs. 2012		Year Ended December 31, 2012	Variance 2012 vs. 2011		Year Ended December 31, 2011	Variance 2011 vs. 2010
Occupancy	73.5%	1.4	% pts	71.1%	1.9	% pts	69.7%	2.1	% pts
ADR	$136.24	3.4%		$131.35	2.9%		$130.15	2.8%
RevPAR	$100.19	5.3%		$93.38	5.7%		$90.70	5.9%

We anticipate that if worldwide gross domestic product continues to exhibit growth, we will continue to experience increases in demand for lodging accommodations. Because this continued increase in demand is not expected to be met with a corresponding significant increase in hotel room supply in the near term, particularly in the U.S., we expect to see continued improvement in our operational and financial metrics. While we expect operating results at existing properties to improve and our business to continue to grow based on our business strengths and strategies that have and will continue to maximize our performance, our ability to do so is dependent in part on increases in discretionary spending and continued stabilization and recovery in the global economic environment. We also anticipate growth in our management and franchise fee business, driven both by improvements in performance at our existing hotels and by increases in the number of hotels in our system based on our management and franchise property development pipeline. However, should hotel developers experience difficulty in securing on-going financing for hotel projects or a decline in demand for any other reason, our pipeline may be adversely affected, resulting in delays in the opening of new hotels or decreases in the number of future properties that we could potentially manage or franchise.

Nine Months Ended September 30, 2013 Compared with Nine Months Ended September 30, 2012

During the nine months ended September 30, 2013, we experienced system-wide improvement at our comparable hotels in occupancy, ADR and RevPAR, compared to the nine months ended September 30, 2012. Despite challenges in specific markets, we were able to increase rates in markets where demand outpaced supply resulting in a 3.4 percent increase in system-wide ADR. System-wide occupancy increased 1.4 percentage points and the combination of improved occupancy and ADR drove a system-wide RevPAR increase of 5.3 percent.

Our Asia Pacific region had a RevPAR increase of 6.3 percent due to an increase in occupancy of 5.0 percentage points. In the Americas region, which includes the U.S., RevPAR increased 5.4 percent due to an increase in ADR of 3.7 percent.

Our hotels in the MEA region experienced a RevPAR increase of 10.2 percent, due to an increase in ADR of 14.9 percent. The majority of this improvement occurred during the first half of 2013. Our European hotels experienced a RevPAR increase of 3.7 percent due to increased occupancy of 2.9 percentage points. There continues to be political unrest and macroeconomic uncertainty in certain portions of the EMEA region that may have an effect on our hotel revenues.

Our overall operating performance during the nine months ended September 30, 2013 improved when compared to the nine months ended September 30, 2012, driven by improvements in both system-wide occupancy and ADR. Our results for the periods are as follows:

	Nine Months Ended September 30,		Increase / (Decrease)
	2013	2012	$ change	% change
	(in millions)
Revenues
Owned and leased hotels	$2,982	$2,931	$51	1.7
Management and franchise fees and other	868	807	61	7.6
Timeshare	809	822	(13)	(1.6)

	4,659	4,560	99	2.2
Other revenues from managed and franchised properties	2,433	2,378	55	2.3

Total revenues	7,092	6,938	154	2.2
Expenses
Owned and leased hotels	2,327	2,401	(74)	(3.1)
Timeshare	545	568	(23)	(4.0)
Depreciation and amortization	455	394	61	15.5
Impairment losses	—	33	(33)	NM (1)
General, administrative, and other	319	327	(8)	(2.4)

	3,646	3,723	(77)	(2.1)
Other expenses from managed and franchised properties	2,433	2,378	55	2.3

Total expenses	6,079	6,101	(22)	(0.4)
Operating income	1,013	837	176	21.0
Interest income	5	11	(6)	(54.5)
Interest expense	(401)	(423)	22	(5.2)
Equity in earnings from unconsolidated affiliates	11	1	10	NM (1)
Gain (loss) on foreign currency transactions	(43)	27	(70)	NM (1)
Other gain, net	5	8	(3)	(37.5)

Income before income taxes	590	461	129	28.0
Income tax expense	(192)	(166)	(26)	15.7

Net income	398	295	103	34.9
Net income attributable to noncontrolling interests	(9)	(4)	(5)	NM (1)

Net income attributable to Hilton stockholder	$389	$291	$98	33.7

(1)	Fluctuation in terms of percentage change is not meaningful.

	Nine Months Ended September 30, 2013	Variance 2013 vs. 2012
Comparable Hotel Statistics
Owned and leased hotels
Occupancy	76.6%	0.9	% pts
ADR	$188.01	3.2%
RevPAR	$144.06	4.5%
Managed and franchised hotels
Occupancy	73.3%	1.4	% pts
ADR	$130.75	3.4%
RevPAR	$95.78	5.4%
System-wide
Occupancy	73.5%	1.4	% pts
ADR	$136.24	3.4%
RevPAR	$100.19	5.3%

Revenues

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Owned and leased hotels	$2,982	$2,931	1.7
Management and franchise fees and other	868	807	7.6
Timeshare	809	822	(1.6)

	$4,659	$4,560	2.2

Revenues as presented in this section excludes other revenues from managed and franchised properties of $2,433 million and $2,378 million during the nine months ended September 30, 2013 and 2012, respectively.

Owned and leased hotels

The overall improved performance at our owned and leased hotels primarily was a result of improvement in RevPAR of 4.5 percent, respectively, at our comparable owned and leased hotels.

As of September 30, 2013, we had 35 consolidated owned and leased hotels located in the U.S., comprising 24,050 rooms. Revenues at our U.S. owned and leased hotels totaled $1,520 million and $1,411 million for the nine months ended September 30, 2013 and 2012, respectively. The increase of $109 million, or 7.7 percent, was primarily driven by an increase in RevPAR at our U.S. comparable owned and leased hotels of 7.0 percent, which was due to increases in ADR and occupancy of 4.9 percent and 1.6 percentage points, respectively. The increase in our U.S. owned and leased hotel revenue was primarily driven by group business, as room revenue from group travel at our U.S. comparable owned and leased hotels increased 7.7 percent, due to a combination of increases in group ADR of 3.9 percent and group occupied rooms of 3.7 percent. Room revenue from transient guests at our U.S. comparable owned and leased hotels also increased 3.4 percent, primarily due to an increase in transient ADR of 3.3 percent.

As of September 30, 2013, we had 89 consolidated owned and leased hotels located outside of the U.S., comprising 25,775 rooms. Revenues from our international (non-U.S.) owned and leased hotels totaled $1,462 million and $1,520 million for the nine months ended September 30, 2013 and 2012, respectively. The decrease of $58 million, or 3.8 percent, was primarily due to a combination of an unfavorable movement in foreign currency rates and the sales and lease terminations of hotels after September 30, 2012, which contributed to $49 million and $27 million of the decrease, respectively. These decreases were partially offset by the increase in RevPAR at our international comparable owned and leased hotels of 1.6 percent, which was primarily due to an increase in ADR of 1.2 percent.

Management and franchise fees and other

Management and franchise fee revenue for the nine months ended September 30, 2013 and 2012 totaled $827 million and $768 million, respectively. The increase of $59 million, or 7.7 percent, in our management and franchise fee business reflects increases in RevPAR of 6.2 percent and 5.2 percent at our comparable managed and franchised properties, respectively. The increases in RevPAR for managed and franchised hotels were driven by both increased occupancy and ADR.

The addition of new hotels to our managed and franchised system also contributed to the growth in revenue. From September 30, 2012 to September 30, 2013 we added 47 managed properties on a net basis, contributing an additional 9,447 rooms to our system, as well as 112 franchised properties on a net basis, providing an additional 16,813 rooms to our system. As new hotels are established in our system, we expect the fees received from such hotels to increase as they are part of our system for full periods.

Other revenues for the nine months ended September 30, 2013 and 2012 were relatively unchanged at $41 million and $39 million, respectively.

Timeshare

The decrease in timeshare revenue was due to a decrease of approximately $90 million in real estate sales, due to lower sales volumes from our developed properties, which we expect to continue as we further develop our capital light timeshare business. This decrease was partially offset by an increase of $56 million in sales commissions and fees earned on projects developed by third parties, primarily due to two properties comprising 1,033 units commencing sales during or after the nine months ended September 30, 2012. There was also an increase of approximately $17 million of financing revenues and other revenues generated primarily from our resort operations.

Operating Expenses

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Owned and leased hotels	$2,327	$2,401	(3.1)
Timeshare	545	568	(4.0)

Fluctuations in operating expenses at our owned and leased hotels can be related to various factors, including changes in occupancy levels, labor costs, utilities, taxes and insurance costs. The change in the number of occupied room nights directly affects certain variable expenses, which include payroll, supplies and other operating expenses.

U.S. owned and leased hotel expenses totaled $1,046 million and $1,021 million for the nine months ended September 30, 2013 and 2012, respectively. The increase of $25 million, or 2.4 percent, was due to increased occupancy levels, which resulted in an increase in variable operating expenses, including labor and utility costs.

International owned and leased hotel expenses decreased $99 million, or 7.2 percent, to $1,281 million from $1,380 million. Foreign currency movements contributed $38 million of the decrease, as international owned and leased hotel expenses, on a currency neutral basis, decreased $61 million. The decrease in currency neutral expenses was primarily due to expenses incurred in the prior year at properties which we no longer own or lease subsequent to September 30, 2012, as well as cost mitigation strategies and operational efficiencies employed at all of our owned and leased properties. Occupancy at our comparable international owned and leased hotels was relatively consistent period over period.

Timeshare expense decreased $23 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The decrease was primarily due to lower sales volume at our developed properties resulting in lower cost of sales, offset by an increase in sales and marketing expenses of $20 million most significantly related to the shift towards our capital light timeshare business. This is consistent with the slight decrease in timeshare revenue during the same periods.

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Depreciation and amortization	$455	$394	15.5

Depreciation expense increased $28 million primarily due to $264 million in capital expenditures for property and equipment between September 30, 2012 and September 30, 2013, resulting in additional depreciation expense on certain owned and leased assets in 2013. Amortization expense increased $33 million primarily due to capitalized software costs that were placed into service during the fourth quarter of 2012.

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Impairment losses	$—	$33	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

During the first nine months of 2012, certain specific markets and properties faced operating and competitive challenges. Such challenges caused a decline in market value of certain corporate buildings and in the expected future results of certain owned and leased properties, which caused us to evaluate the carrying values of these affected properties for impairment. As a result of this evaluation, we recognized impairment losses for the nine months ended September 30, 2012 of $33 million.

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
General, administrative, and other	$319	$327	(2.4)

General and administrative expenses consist of our corporate operations, compensation and related expenses, including share-based compensation, and other operating costs.

General and administrative expenses were $282 million and $288 million for the nine months ended September 30, 2013 and 2012, respectively. The decrease of $6 million was primarily a result of legal and other operating costs incurred during the nine months ended September 30, 2012 that were not incurred during the nine months ended September 30, 2013. The decrease also included a decrease in share-based compensation expense, predominately due to the acceleration of certain payments under our share-based compensation plan during the first quarter of 2012, which resulted in an additional $9 million of expense in that period. The decrease was partially offset by an increase in employee severance costs of $18 million. Additionally, there was an acceleration of prior service credit of $13 million on our pension plan in the United Kingdom during the first quarter of 2012, which resulted in a reduction to general and administrative expenses during the nine months ended September 30, 2012.

Other expenses were relatively unchanged at $37 million and $39 million for the nine months ended September 30, 2013 and 2012, respectively.

Non-operating Income and Expenses

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Interest expense	$401	$423	(5.2)

Interest expense decreased $22 million as a result of reductions in our debt balances. We repaid $389 million of our unsecured notes during the fourth quarter of 2012, and we made unscheduled, voluntary debt payments of $1 billion during the nine months ended September 30, 2013.

The weighted average effective interest rate on our outstanding debt was approximately 3.2 percent for the nine months ended September 30, 2013, compared to 3.1 percent for the nine months ended September 30, 2012.

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Equity in earnings from unconsolidated affiliates	$11	$1	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

The $10 million increase in equity in earnings from unconsolidated affiliates was primarily due to improved performance of our unconsolidated affiliates, as well as the sale of our interest in an unconsolidated affiliate in June 2012 that generated a loss of $2 million during the nine months ended September 30, 2012. In addition, during the nine months ended September 30, 2012, we recognized $4 million of impairment losses on our equity investments, while there were no impairment losses on our equity method investments during the nine months ended September 30, 2013.

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Gain (loss) on foreign currency transactions	$(43)	$27	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

The net gain (loss) on foreign currency transactions primarily relates to changes in foreign currency rates relating to short-term cross-currency intercompany loans.

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Other gain, net	$5	$8	(37.5)

The other gain, net for the nine months ended September 30, 2013 was primarily related to a capital lease restructuring by one of our consolidated variable interest entities (“VIEs”) during the period. The revised terms reduced the future minimum lease payments, resulting in a reduction of the capital lease obligation and a residual amount, which was recorded in other gain, net.

The other gain, net for the nine months ended September 30, 2012 was primarily related to the pre-tax gain of $5 million resulting from the sale of our interest in an investment in affiliate accounted for under the equity method.

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Income tax expense	$(192)	$(166)	15.7

The effective income tax rate is determined by the level and composition of pre-tax income which is subject to federal, foreign, state, and local income taxes. The lower effective tax rate, as compared to our statutory tax rate, for the nine months ended September 30, 2013, was largely affected by a net decrease of $35 million in unrecognized tax benefits.

Segment Results

We evaluate our business segment operating performance using segment Adjusted EBITDA, as described in Note 15: “Business Segments” in our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Refer to those financial statements for a reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income attributable to Hilton stockholder. For a discussion of our definition of EBITDA and Adjusted EBITDA, how management uses it to manage our business and material limitations on its usefulness, refer to “—Key Business and Financial Metrics Used by Management.” The following table sets forth revenues and Adjusted EBITDA by segment, reconciled to consolidated amounts, for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Revenues:
Ownership(1)	$3,003	$2,951	1.8
Management and franchise(2)	938	877	7.0
Timeshare	809	822	(1.6)

Segment revenues	4,750	4,650	2.2
Other revenues from managed and franchised properties	2,433	2,378	2.3
Other revenues(3)	48	46	4.3
Intersegment fees elimination(1)(2)(3)	(139)	(136)	2.2

Total revenues	$7,092	$6,938	2.2

Adjusted EBITDA
Ownership(1)(4)	$672	$566	18.7
Management and franchise(2)	938	877	7.0
Timeshare	205	198	3.5
Corporate and other(3)	(208)	(207)	0.5

Adjusted EBITDA	$1,607	$1,434	12.1

(1)	Includes charges to our timeshare segment by our ownership segment for rental fees and fees for other amenities, which are eliminated in our condensed consolidated financial statements. These charges totaled $19 million and $17 million for the nine months ended September 30, 2013 and 2012, respectively. While the net impact is zero, our measure of segment Adjusted EBITDA includes these fees as a benefit to the ownership segment and a cost to the timeshare segment.

(2)	Includes management, royalty, and intellectual property fees of $71 million and $70 million for the nine months ended September 30, 2013 and 2012, respectively. These fees are charged to consolidated owned and leased properties and are eliminated in our condensed consolidated financial statements. Also, includes a licensing fee of $40 million and $39 million for the nine months ended September 30, 2013 and 2012, respectively, which is charged to our timeshare segment by our management and franchise segment and is eliminated in our condensed consolidated financial statements.
(3)	Includes charges to consolidated owned and leased properties for laundry services of $7 million for the nine months ended September 30, 2013 and 2012, respectively. These charges are earned by our “Other” category and therefore are eliminated in our condensed consolidated financial statements.
(4)	Includes Adjusted EBITDA from unconsolidated affiliates.

Ownership

Ownership segment revenues increased $52 million primarily due to an improvement in RevPAR of 4.5 percent at our comparable owned and leased hotels. Refer to “Revenues—Owned and leased hotels” within this section for further discussion on the increase in revenues from our comparable owned and leased hotels. Our ownership segment’s Adjusted EBITDA increased $106 million primarily as a result of the increase in ownership segment revenues of $52 million and the decrease in segment operating expenses of $50 million. Refer to “Operating Expenses—Owned and leased hotels” within this section for further discussion on the decrease in operating expenses.

Management and franchise

Management and franchise segment revenues increased $61 million primarily as a result of increases in RevPAR of 6.2 percent and 5.2 percent at our comparable managed and franchised properties, respectively, and the net addition of hotels added to our managed and franchised system. Refer to “Revenues—Management and franchise fees and other” within this section for further discussion on the increase in revenues from our comparable managed and franchised properties. Our management and franchise segment’s Adjusted EBITDA increased as a result of the increase in management and franchise segment revenues.

Timeshare

Refer to “Revenues—Timeshare” within this section for a discussion of the decrease in revenues from our timeshare segment. Our timeshare segment’s Adjusted EBITDA increased $7 million as a result of the $23 million decrease in timeshare operating expense, offset by the $13 million decrease in timeshare revenue. Refer to “Operating Expenses—Timeshare” within this section for a discussion of the decrease in operating expenses from our timeshare segment.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

For 2012, the growth in hotel room demand continued from 2011 and 2010, as we experienced system-wide improvement in occupancy, ADR, and RevPAR, compared to the year ended December 31, 2011. Despite challenges in specific markets, we were able to increase rates in markets where demand outpaced supply resulting in a 2.9 percent increase in system-wide ADR in the year ended December 31, 2012, compared to the year ended December 31, 2011. System-wide occupancy increased 1.9 percentage points in the year ended December 31, 2012, compared to the year ended December 31, 2011; and, the combination of improved occupancy and ADR drove a system-wide RevPAR increase of 5.7 percent in the year ended December 31, 2012, compared to the year ended December 31, 2011.

The system-wide increase in occupancy was led by our Asia Pacific region, which had an increase of 4.8 percentage points, and was lagged by our European hotels, which had a growth in occupancy of 1.3 percentage points. Our European hotels experienced a 2.5 percent increase in RevPAR in the year ended December 31, 2012, compared to the year ended December 31, 2011, partially attributable to the 2012 Summer Olympics held in

London. While political unrest in portions of the Middle East continued throughout 2012, the Middle East and Africa experienced a 2.8 percent increase in RevPAR in the year ended December 31, 2012, compared to the year ended December 31, 2011.

As of December 31, 2012, we had ten hotels in Japan, five of which were included in our ownership segment. Additionally, Hilton Grand Vacations had eight sales centers and offices in Japan. None of our hotels or offices in Japan were damaged in the March 2011 earthquake and tsunami. Our Japanese operations stabilized during the third quarter of 2011 and, from that time on, our Japanese hotels have experienced continued improvement in RevPAR, which increased 14.9 percent in the year ended December 31, 2012, compared to the year ended December 31, 2011 and supported the increase in RevPAR of 8.7 percent in our Asia Pacific region between periods. The Asia Pacific region experienced the largest increase in RevPAR of all our regions from 2011.

	Year Ended December 31,		Increase / (Decrease)
	2012	2011	$ change	% change
	(in millions)
Revenues
Owned and leased hotels	$3,979	$3,898	$81	2.1
Management and franchise fees and other	1,088	1,014	74	7.3
Timeshare	1,085	944	141	14.9

	6,152	5,856	296	5.1
Other revenues from managed and franchised properties	3,124	2,927	197	6.7

Total revenues	9,276	8,783	493	5.6
Expenses
Owned and leased hotels	3,230	3,213	17	0.5
Timeshare	758	668	90	13.5
Depreciation and amortization	550	564	(14)	(2.5)
Impairment losses	54	20	34	NM	(1)
General, administrative, and other	460	416	44	10.6

	5,052	4,881	171	3.5
Other expenses from managed and franchised properties	3,124	2,927	197	6.7

Total expenses	8,176	7,808	368	4.7
Operating income	1,100	975	125	12.8
Interest income	15	11	4	36.4
Interest expense	(569)	(643)	74	(11.5)
Equity in losses from unconsolidated affiliates	(11)	(145)	134	(92.4)
Gain (loss) on foreign currency transactions	23	(21)	44	NM	(1)
Other gain, net	15	19	(4)	(21.1)

Income before income taxes	573	196	377	NM	(1)
Income tax benefit (expense)	(214)	59	(273)	NM	(1)

Net income	359	255	104	40.8
Net income attributable to noncontrolling interests	(7)	(2)	(5)	NM	(1)

Net income attributable to Hilton stockholder	$352	$253	$99	39.1

(1)	Fluctuation in terms of percentage change is not meaningful.

	Year Ended December 31, 2012	Variance 2012 vs. 2011
Comparable Hotel Statistics
Owned and leased hotels
Occupancy	74.5%	2.3	%pts
ADR	$183.29	1.0%
RevPAR	$136.55	4.2%
Managed and franchised hotels
Occupancy	70.8%	1.9	%pts
ADR	$126.17	3.0%
RevPAR	$89.34	5.8%
System-wide
Occupancy	71.1%	1.9	%pts
ADR	$131.35	2.9%
RevPAR	$93.38	5.7%

Revenues

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
Owned and leased hotels	$3,979	$3,898	2.1
Management and franchise fees and other	1,088	1,014	7.3
Timeshare	1,085	944	14.9

	$6,152	$5,856	5.1

Revenues as presented in this section, excludes other revenues from managed and franchised properties of $3,124 million and $2,927 million during the years ended December 31, 2012 and 2011, respectively.

Owned and leased hotels

During the year ended December 31, 2012, the improved performance of our owned and leased hotels primarily was a result of improvement in RevPAR of 4.2 percent at our comparable owned and leased hotels.

As of December 31, 2012, we had 35 consolidated owned and leased hotels located in the U.S., comprising 24,054 rooms. Revenue at our U.S. owned and leased hotels for the years ended December 31, 2012 and 2011 totaled $1,922 million and $1,822 million, respectively. The increase of $100 million, or 5.5 percent, was primarily driven by an increase in RevPAR of 5.1 percent, which was due to increases in ADR and occupancy at our U.S. comparable owned and leased hotels of 1.5 percent and 2.7 percentage points, respectively.

Room revenue from transient guests at our U.S. comparable owned and leased hotels increased 10.4 percent, due to increases in transient ADR of 2.9 percent and transient occupancy of 7.3 percent. The increased transient room revenue was in part offset by decreases in room revenue from group travel at our U.S. comparable owned and leased hotels of 3.0 percent during the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in group room revenue at our U.S. comparable owned and leased hotels was primarily due to one large group at one hotel driving significant group room revenue in 2011 that did not recur in 2012. Excluding this one hotel from the prior year results, our group room revenue at our U.S. comparable owned and leased hotels increased 2.0 percent.

As of December 31, 2012, we had 94 consolidated owned and leased hotels located outside of the U.S., comprising 26,565 rooms. Revenue from our international owned and leased hotels totaled $2,057 million and $2,076 million for the years ended December 31, 2012 and December 31, 2011, respectively. The revenue decrease of $19 million, or 0.9 percent, was primarily due to an unfavorable movement in foreign currency rates of $76 million. On a currency neutral basis, international owned and leased hotel revenue increased $57 million, or 2.9 percent. The increase was primarily driven by an increase in RevPAR of 3.4 percent, which was due to an increase in occupancy at our comparable international owned and leased hotels of 1.9 percentage points, while ADR remained relatively consistent period over period. The increase was also due to recovery in Japan as operations stabilized in the third quarter of 2011 after the natural disasters negatively impacted revenues for the first half of 2011. This recovery, on a currency neutral basis, resulted in an increase in RevPAR at our comparable Japanese owned and leased hotels of 18.2 percent, which was driven by an increase in occupancy and ADR of 10.5 percentage points and 2.1 percent, respectively.

Management and franchise fees and other

Management and franchise fee revenue for the years ended December 31, 2012 and 2011 totaled $1,032 million and $965 million, respectively. The increase of $67 million, or 6.9 percent, in our management and franchise business reflects increases in RevPAR of 4.9 percent and 6.2 percent at our comparable managed and franchised properties, respectively. The increases in RevPAR for both comparable periods for managed and franchised hotels were primarily driven by increased occupancy and rates charged to guests.

The addition of new hotels to our managed and franchised system also contributed to the growth in revenue. We added 13 managed properties on a net basis, contributing an additional 4,265 rooms to our system, as well as 107 franchised properties on a net basis, providing an additional 14,007 rooms to our system. As new hotels are established in our system, we expect the fees received from such hotels to increase as they are part of our system for full periods.

Other revenues increased $7 million, or 14.3 percent, between periods, totaling $56 million and $49 million, respectively, for the years ended December 31, 2012 and 2011.

Timeshare

Timeshare revenue for the year ended December 31, 2012 was $1,085 million, an increase of $141 million, or 14.9 percent, from $944 million during the year ended December 31, 2011. This increase was primarily due to a $66 million increase in revenue from the sale of timeshare units developed by us, as well as an increase of $46 million in sales commissions and fees earned on projects developed by third parties. Additionally, our revenue from resorts operations and financing and other revenues both increased $9 million.

Operating Expenses

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
Owned and leased hotels	$3,230	$3,213	0.5
Timeshare	758	668	13.5

U.S. owned and leased hotel expense totaled $1,370 million and $1,345 million, respectively, for the years ended December 31, 2012 and 2011. The increase of $25 million, or 1.9 percent, was partially due to increased occupancy of 2.7 percentage points at our comparable U.S. owned and leased hotels, which resulted in an increase in labor and utility costs. The increase was also due to increases to sales and marketing expenses, insurance expenses, and property taxes at our U.S. owned and leased hotels.

International owned and leased hotel expense decreased $8 million, or 0.4 percent, to $1,860 million from $1,868 million, respectively, for the year ended December 31, 2012 compared to the year ended December 31, 2011. However, there were foreign currency movements of $66 million between the years ended December 31, 2012 and 2011, which decreased owned and leased hotel expenses. International owned and leased hotel expenses, on a currency neutral basis, increased $58 million. The increase in currency neutral expense was primarily due to increased occupancy of 1.9 percentage points at our comparable international owned and leased hotels, which resulted in an increase in variable operating expenses and energy costs. The increase was also due to increases in rent expenses, certain of which have a variable component based on hotel revenues or profitability, as well as repair and maintenance expenses, insurance expenses, and property taxes at our international owned and leased hotels.

Timeshare expense increased $90 million for the year ended December 31, 2012, compared to the year ended December 31, 2011 primarily due to increased sales, marketing, general, and administrative costs associated with the increase in timeshare revenue during the same period.

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
Depreciation and amortization	$550	$564	(2.5)

Depreciation and amortization expense decreased $14 million for the year ended December 31, 2012, compared to the year ended December 31, 2011. Depreciation expense, including amortization of assets recorded under capital leases, decreased $33 million primarily due to capital lease amendments which resulted in extending asset useful lives in the second half of 2011, as well as 2011 impairments, which resulted in lower depreciable asset bases for 2012. These instances led to lower depreciation expense on the same assets for the year ended December 31, 2012 compared to the year ended December 31, 2011. Amortization expense increased $19 million primarily due to capitalized software that was placed in service during the year ended December 31, 2012.

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
Impairment losses	$54	$20	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

During the year ended December 31, 2012, certain specific markets and properties, particularly in Europe, continued to face operating and competitive challenges. Such challenges caused a decline in market value of certain corporate buildings in the current year and in expected future results for certain owned and leased properties, which caused us to evaluate the carrying values of these affected properties for impairment. During 2012, we recognized impairment losses of $42 million related to our owned and leased hotels, $11 million of impairment losses related to certain corporate office facilities, and $1 million of impairment losses related to one cost method investment. During 2011, we recognized impairment losses of $17 million related to our owned and leased hotels and $3 million on timeshare properties.

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
General, administrative, and other expense	$460	$416	10.6

General and administrative expenses consist of our corporate operations, compensation and related expenses, including share-based compensation, and other operating costs.

General and administrative expenses for the years ended December 31, 2012 and 2011 totaled $398 million and $377 million, respectively. In 2011, we recorded a one-time $20 million insurance recovery related to a prior year legal settlement. Excluding this recovery, general and administrative expenses increased $1 million for the year ended December 31, 2012, compared to the year ended December 31, 2011. The increase includes a $31 million increase in share-based compensation expense due to the acceleration of certain payments under our share-based compensation plan. These increases were offset by decreases in employee retirement costs from the acceleration of a $13 million prior service credit relating to the freeze of our U.K. Pension Plan agreed to in March 2012, reorganization costs of $16 million that were recorded in 2011, and other operating costs.

Other expenses were $62 million and $39 million, respectively, for the years ended December 31, 2012 and 2011. This increase of $23 million was due to an increase of $16 million in various operating expenses incurred for the incidental support of hotel operations and an increase of $3 million for guarantee payments.

Non-operating Income and Expenses

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
Interest expense	$569	$643	(11.5)

Interest expense decreased $74 million for the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in interest expense was attributable to debt payments during the fourth quarter 2011, which resulted in lower 2012 debt principal balances to which interest was applied.

The weighted average effective interest rate on our outstanding debt was approximately 3.4 percent and 3.7 percent for the years ended December 31, 2012 and 2011, respectively.

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
Equity in losses from unconsolidated affiliates	$11	$145	(92.4)

The $134 million decrease in the loss from prior year was primarily due to other-than-temporary impairments on our equity investments of $19 million for the year ended December 31, 2012, as compared to other-than-temporary impairments of $141 million for the year ended December 31, 2011 resulting from declines in certain joint ventures current and expected future operating results.

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
Gain (loss) on foreign currency transactions	$23	$(21)	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

The net gain (loss) on foreign currency transactions primarily relates to changes in foreign currency rates relating to short-term cross-currency intercompany loans.

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
Other gain, net	$15	$19	(21.1)

The other gain, net for the year ended December 31, 2012 was primarily related to a pre-tax gain of $5 million resulting from the sale of our interest in an investment in affiliate accounted for under the equity method, as well as a $6 million gain due to the resolution of certain contingencies relating to historical asset sales.

The other gain, net for the year ended December 31, 2011 was primarily due to a gain of $16 million on the sale of our former headquarters building in Beverly Hills, California, as well a gain of $13 million related to the restructuring of a capital lease. These gains were offset by a loss of $10 million related to the sale of our interest in a hotel development joint venture.

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
Income tax benefit (expense)	$(214)	$59	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

Our income tax expense for the year ended December 31, 2012 was primarily a result of $201 million related to our U.S. federal income tax provision. For the year ended December 31, 2011, our income tax expense, which was primarily related to $69 million and $50 million in U.S. federal and foreign income tax provision, respectively, was offset by a release of $182 million in valuation allowance against our deferred tax assets related to U.S. federal foreign tax credits resulting in an overall tax benefit. Based on our consideration of all positive and negative evidence available, we believe that it is more likely than not we will be able to realize our U.S. federal foreign tax credits.

Segment Results

We evaluate our business segment operating performance using segment revenue and segment Adjusted EBITDA, as described in Note 22: “Business Segments” in our audited consolidated financial statements included elsewhere in this prospectus. Refer to those financial statements for a reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income attributable to Hilton stockholder. For a discussion of our definition of EBITDA and Adjusted EBITDA, how we use it and material limitation on its usefulness, refer to “—Key Business and Financial Metrics Used by Management.” The following table sets forth revenues and Adjusted EBITDA by segment, reconciled to consolidated amounts, for the years ended December 31, 2012 and 2011:

	Year ended December 31,		Percent Change
	2012	2011	2012 vs. 2011
	(in millions)
Revenues
Ownership	$4,006	$3,926	2.0
Management and franchise	1,180	1,095	7.8
Timeshare	1,085	944	14.9

Segment revenues	6,271	5,965	5.1

Other revenues from managed and franchised properties	3,124	2,927	6.7
Other	66	58	13.8
Intersegment fees elimination(1)(2)(3)	(185)	(167)	10.8

	$9,276	$8,783	5.6

Adjusted EBITDA:
Ownership(1)(4)	$793	$725	9.4
Management and franchise(2)	1,180	1,095	7.8
Timeshare	252	207	21.7
Corporate and other(3)	(269)	(274)	(1.8)

	$1,956	$1,753	11.6

(1)	Includes charges to our timeshare segment by our ownership segment for rental fees and fees for other amenities, which are eliminated in our consolidated financial statements. These charges totaled $24 million and $27 million for the years ended December 31, 2012 and 2011, respectively. While the net impact is zero, our measure of segment Adjusted EBITDA includes these fees as a benefit to ownership Adjusted EBITDA and a cost to the timeshare segment. Additionally, includes various other intercompany charges of $3 million for the year ended December 31, 2012, which are eliminated in our consolidated financial statements.
(2)	Includes management, royalty, and intellectual property fees of $96 million and $88 million for the years ended December 31, 2012 and 2011, respectively. These fees are charged to consolidated owned and leased properties and are eliminated in our consolidated financial statements. Also, includes a licensing fee of $52 million and $43 million for the years ended December 31, 2012 and 2011, respectively, charged to our timeshare segment by our management and franchise segment and eliminated in our consolidated financial statements. While the net impact is zero, our measure of segment Adjusted EBITDA includes these fees as a benefit to management and franchise Adjusted EBITDA and a cost to the ownership and timeshare segments.
(3)	Includes charges to consolidated owned and leased properties for laundry services of $10 million and $9 million for the years ended December 31, 2012 and 2011, respectively. These charges are earned by our “Other” category and therefore are eliminated in our consolidated financial statements.
(4)	Includes unconsolidated affiliate Adjusted EBITDA.

Ownership

Ownership segment revenues increased primarily due to an improvement in RevPAR of 4.2 percent at our comparable owned and leased hotels. Refer to “Revenues—Owned and leased hotels” within this section for further discussion on the increase in revenues from our comparable owned and leased hotels. Our ownership segment’s Adjusted EBITDA increased primarily as a result of the increase in ownership segment revenues of $80 million offset by an increase in operating expenses of $17 million at our owned and leased hotels. Refer to “Operating Expenses—Owned and leased hotels” within this section for further discussion on the increase in operating expenses at our owned and leased hotels.

Management and franchise

Management and franchise segment revenues increased primarily as a result of increases in RevPAR of 4.9 percent and 6.2 percent at our comparable managed and franchised properties, respectively, and the net addition of hotels added to our managed and franchised system. Refer to “Revenues—Management and franchise fees and other” within this section for further discussion on the increase in revenues from our comparable managed and franchised properties. Our management and franchise segment’s Adjusted EBITDA increased as a result of the increase in management and franchise segment revenues.

Timeshare

Refer to “Revenues—Timeshare” within this section for a discussion of the increase in revenues from our timeshare segment. Our timeshare segment’s Adjusted EBITDA increased as a result of the $141 million increase in timeshare revenue, offset by a $90 million increase in timeshare operating expenses. Refer to “Operating Expenses—Timeshare” within this section for a discussion of the increase in operating expenses from our timeshare segment.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

In 2011, we continued to experience the recovery in hotel room demand that began in 2010, as we had system-wide improvement in occupancy, ADR, and RevPAR during the year ended December 31, 2011 compared to the year ended December 31, 2010. System-wide occupancy increased 2.1 percentage points, in the year ended December 31, 2011, compared to the year ended December 31, 2010, although certain geographic regions had lower growth or occupancy, which was driven by unrest in the Middle East and the tsunami in Japan. Despite challenges in specific markets, we were able to increase rates in markets where demand outpaced supply. System-wide ADR increased 2.8 percent, on a currency neutral basis, in the year ended December 31, 2011, compared to the year ended December 31, 2010, reflecting an improvement in pricing power and stronger year-over-year revenue from business travel. The combination of improved occupancy and ADR drove a system-wide RevPAR increase of 5.9 percent, on a currency neutral basis, in the year ended December 31, 2011, compared to the year ended December 31, 2010.

	Year Ended December 31,		Increase / (Decrease)
	2011	2010	$ change	% change
	(in millions)
Revenues
Owned and leased hotels	$3,898	$3,667	$231	6.3
Management and franchise fees and other	1,014	901	113	12.5
Timeshare	944	863	81	9.4

	5,856	5,431	425	7.8
Other revenues from managed and franchised properties	2,927	2,637	290	11.0

Total revenues	8,783	8,068	715	8.9
Expenses
Owned and leased hotels	3,213	3,009	204	6.8
Timeshare	668	634	34	5.4
Depreciation and amortization	564	574	(10)	(1.7)
Impairment losses	20	24	(4)	(16.7)
General, administrative, and other	416	637	(221)	(34.7)

	4,881	4,878	3	0.1
Other expenses from managed and franchised properties	2,927	2,637	290	11.0

Total expenses	7,808	7,515	293	3.9
Operating income	975	553	422	76.3
Interest income	11	9	2	22.2
Interest expense	(643)	(946)	303	(32.0)
Equity in losses from unconsolidated affiliates	(145)	(12)	(133)	NM	(1)
Gain (loss) on foreign currency transactions	(21)	18	(39)	NM	(1)
Gain on debt restructuring	—	789	(789)	NM	(1)
Other gain, net	19	8	11	NM	(1)

Income before income taxes	196	419	(223)	(53.2)
Income tax benefit (expense)	59	(308)	367	NM	(1)

Net income	255	111	144	NM	(1)
Net loss (income) attributable to noncontrolling interests	(2)	17	(19)	NM	(1)

Net income attributable to Hilton stockholder	$253	$128	$125	97.7

(1)	Fluctuation in terms of percentage change is not meaningful.

	Year Ended December 31, 2011	Variance 2011 vs. 2010
Comparable Hotel Statistics
Owned and leased hotels
Occupancy	73.7%	0.1	%pts
ADR	$186.56	4.1%
RevPAR	$137.41	4.3%
Managed and franchised hotels
Occupancy	69.4%	2.3	%pts
ADR	$124.11	2.7%
RevPAR	$86.09	6.3%
System-wide
Occupancy	69.7%	2.1	%pts
ADR	$130.15	2.8%
RevPAR	$90.70	5.9%

Revenues

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Owned and leased hotels	$3,898	$3,667	6.3
Management and franchise fees and other	1,014	901	12.5
Timeshare	944	863	9.4

	$5,856	$5,431	7.8

Revenues as presented in this section, excludes other revenues from managed and franchised properties of $2,927 million and $2,637 million during the years ended December 31, 2011 and 2010, respectively.

Owned and leased hotels

During the year ended December 31, 2011, the improved performance of our owned and leased hotels primarily was a result of an increase in RevPAR of 4.3 percent at our comparable owned and leased hotels and an additional $35 million in revenue from the Hilton Orlando Lake Buena Vista, which we acquired in August 2010.

As of December 31, 2011, we had 35 consolidated owned and leased hotels located in the U.S., comprising 24,044 rooms. Revenue at our U.S. owned and leased hotels for the years ended December 31, 2011 and 2010 totaled $1,822 million and $1,707 million, respectively. The increase of $115 million, or 6.7 percent, was primarily driven by an increase in RevPAR of 5.1 percent, which was due to an increase in ADR at our U.S. comparable owned and leased hotels of 5.1 percent, while occupancy remained consistent.

Room revenue from group travel at our U.S. comparable owned and leased hotels increased 8.1 percent, due to increases in group ADR and group occupancy of 4.4 percent and 3.6 percent, respectively. Room revenue from transient guests at our U.S. comparable owned and leased hotels increased 3.3 percent, due to an increase in transient ADR of 6.0 percent, offset by a decrease in transient occupancy of 2.5 percent.

As of December 31, 2011, we had 94 consolidated owned and leased hotels located outside of the U.S., comprising 26,578 rooms. Revenue from our international owned and leased hotels totaled $2,076 million and $1,960 million for the years ended December 31, 2011 and December 31, 2010, respectively. The revenue increase of $116 million, or 5.9 percent, was primarily due to a favorable movement in foreign currency rates of

$82 million. On a currency neutral basis, international owned and leased hotel revenue increased $34 million, or 1.7 percent. The increase was primarily driven by an increase in RevPAR of 3.6 percent, which was due to an increase in ADR at our comparable international owned and leased hotels of 3.3 percent, while occupancy remained relatively flat.

Management and franchise fees and other

Management and franchise fee revenue for the years ended December 31, 2011 and 2010 totaled $965 million and $851 million, respectively. The increase of $114 million, or 13.4 percent, in our management and franchise business reflects increases in RevPAR of 4.9 percent and 6.8 percent at our comparable managed and franchised properties, respectively. The increases in RevPAR for both comparable periods for managed and franchised hotels were primarily driven by global economic recovery. Additionally, we recognized $24 million of termination fees during 2011, primarily related to the early termination of two management contracts.

The addition of new hotels to our managed and franchised system also contributed to the growth in revenue. We added 32 managed properties on a net basis, contributing an additional 8,122 rooms to our system, as well as 103 franchised properties on a net basis, providing an additional 15,431 rooms to our system. As new hotels are established in our system, we expect the fees received from such hotels to increase as they are part of our system for full periods.

Other revenues decreased $1 million, or 2.0 percent, between periods, totaling $49 million and $50 million, respectively, for the years ended December 31, 2011 and 2010.

Timeshare

Timeshare revenue for the year ended December 31, 2011 was $944 million, an increase of $81 million, or 9.4 percent, from $863 million during the year ended December 31, 2010. This increase was primarily due to an increase of $28 million in sales and marketing fee revenue from selling timeshare properties developed by third parties and a $23 million increase in revenue from the sale of timeshare units developed by us. Our revenue from resort operations and financing and other revenues also increased $19 million and $7 million, respectively.

Operating Expenses

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Owned and leased hotels	$3,213	$3,009	6.8
Timeshare	668	634	5.4

U.S. owned and leased hotel expense totaled $1,345 million and $1,256 million, respectively, for the years ended December 31, 2011 and 2010. As occupancy was relatively unchanged between the years, the increase of $89 million, or 7.1 percent, was primarily due to increases in wages and benefits, energy costs, as well as an increase in food and beverage expenses at our U.S. comparable owned and leased hotels, which correlates with the increase in food and beverage revenue at those hotels.

International owned and leased hotel expense increased $115 million, or 6.6 percent, from $1,753 million to $1,868 million, respectively, for the year ended December 31, 2011, compared to the year ended December 31, 2010. The primary driver of this increase was foreign currency movements of $70 million between the years ended December 31, 2011 and 2010. International owned and leased hotel expenses, on a currency neutral basis, increased $45 million. As occupancy remained relatively consistent, the increase in currency neutral expense was primarily due to increases in wages and benefits at our international owned and leased hotels.

Timeshare expense increased $34 million for the year ended December 31, 2011, compared to the year ended December 31, 2010, primarily due to increased sales, marketing, general, and administrative costs as well as increased timeshare cost of sales.

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Depreciation and amortization	$564	$574	(1.7)

Depreciation and amortization expense decreased $10 million for the year ended December 31, 2011, compared to the year ended December 31, 2010, due to certain furniture, fixtures, and equipment being fully depreciated in 2011.

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Impairment losses	$20	$24	(16.7)

While the performance of our owned and leased portfolio generally improved during 2011, certain segments and markets continued to face challenges. Such challenges caused a decline in 2011 results and expected future results for certain owned and leased properties, which caused us to evaluate the carrying values of specific owned and leased properties. During 2011, we recognized impairment on various property and equipment, including $17 million related to our owned and leased hotels and $3 million on timeshare properties. During 2010, we recognized impairment of $23 million related to our owned and leased hotels and $1 million on timeshare properties.

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
General, administrative, and other expenses	$416	$637	(34.7)

General and administrative expenses consist of our corporate operations, compensation and related expenses, including share-based compensation, and other operating costs.

General and administrative expenses for the years ended December 31, 2011 and 2010 totaled $377 million and $578 million, respectively. In 2011, we recorded a one-time $20 million insurance recovery related to a prior year legal settlement. In 2010, we recorded $150 million of expense related to a legal settlement. Excluding this recovery and legal settlement, general and administrative expenses decreased $31 million. The decrease was primarily due to higher share-based compensation expense in 2010 of $37 million, resulting from the modification of our share-based compensation plan, offset by increases in various other general and administrative costs.

Other expenses were $39 million and $59 million, respectively, for the years ended December 31, 2011 and 2010. This decrease of $20 million, or 33.9 percent, was due to a decrease of $9 million in guarantee payments related to management contracts and a net decrease of $11 million in various operating expenses incurred for the incidental support of hotel operations.

Non-operating Income and Expenses

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Interest expense	$643	$946	(32.0)

Interest expense decreased $303 million for the year ended December 31, 2011, compared to the year ended December 31, 2010. The decrease was primarily due to a decrease in our long-term debt that occurred as a result of the restructuring (the “Debt Restructuring”) of our senior mortgage loan and our secured mezzanine loans (collectively, the “Secured Debt”) in April 2010. The Debt Restructuring resulted in a $4.0 billion overall reduction in our indebtedness. Additionally, the decrease is the result of a reduction in the long-term debt balance due to principal payments of $726 million made during the year ended December 31, 2011 and the expiration of our interest rate swaps at the end of 2010. This decrease was partially offset by an increase in the interest rate spreads on certain portions of the Secured Debt in conjunction with the Debt Restructuring. The increases in the interest rate spreads were partially offset by a decrease in the London Interbank Offered Rate (“LIBOR”) between periods (see “—Liquidity and Capital Resources”) and the reduction of the principal of third-party debt.

The weighted average effective interest rate on our outstanding debt was approximately 3.7 percent and 4.9 percent for the years ended December 31, 2011 and 2010, respectively.

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Equity in losses from unconsolidated affiliates	$145	$12	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

The increase in the loss from prior year was primarily due to other-than-temporary impairments on our equity investments of $141 million for the year ended December 31, 2011, as compared to other than temporary impairments of $6 million for the year ended December 31, 2010. In connection with the economic downturn and recent valuations received for our equity method investments, which indicate a lack of recoverability to the fair values assigned during our acquisition in October 2007, we determined that we had an other-than-temporary impairment on 20 and three of our equity method investments during 2011 and 2010, respectively. These impairments resulted from declines in certain hotel joint ventures current and expected future operating results. The amount of the impairment was based on the excess of carrying amount of the assets over the fair value as calculated using discounted operating cash flows.

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Gain (loss) on foreign currency transactions	$(21)	$18	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

The net gain (loss) on foreign currency transactions primarily relates to changes in foreign currency rates relating to short-term cross-currency intercompany loans. Additionally, the gain in 2010 partially resulted from the settlement of our portfolio of Euro (“EUR”) and Australian dollar (“AUD”) foreign currency options with a notional value of approximately EUR 540 million and AUD 374 million, as well as the settlement of our remaining undesignated foreign currency options, for a gain of $20 million.

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Gain on debt restructuring	$—	$789	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

The gain on debt restructuring of $789 million for the year ended December 31, 2010 relates to the Debt Restructuring, of which $4 million of unamortized deferred financing costs were expensed and $39 million of fees were incurred as part of the overall transaction and were required to be expensed in accordance with the accounting guidance for debt modifications and extinguishments. See the table below for a reconciliation of the $789 million gain:

(in millions)
Gain on excess of carrying amount over reacquisition price of certain debt	$910
Less: write-off of existing deferred financing costs	(4)
Less: fees incurred as part of Debt Restructuring	(39)
Loss on excess of reacquisition price over carrying value of debt extinguished by an affiliate on behalf of the Company	(78)

$789

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Other gain, net	$19	$8	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

The other gain, net for the year ended December 31, 2011 was primarily due to a gain of $16 million on the sale of our former headquarters building in Beverly Hills, California, as well a gain of $13 million related to the restructuring of a capital lease. These gains were offset by a loss of $10 million related to the sale of our interest in a hotel development joint venture.

The other gain, net for the year ended December 31, 2010 was primarily related to a gain of $11 million related to the discounted acquisition of senior unsecured debt in December 2010.

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Income tax benefit (expense)	$59	$(308)	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

For the year ended December 31, 2011, our income tax expense, which was primarily related to $69 million and $50 million in U.S. federal and foreign income tax provision, respectively, was offset by a release of

$182 million in valuation allowance against our deferred tax assets related to U.S. federal foreign tax credits resulting in an overall tax benefit. Based on our consideration of all positive and negative evidence available, we believe that it is more likely than not that we will be able to realize our U.S. federal foreign tax credits. Our income tax expense for the year ended December 31, 2010 was primarily a result of $147 million related to our U.S. federal income tax provision and $185 million in provision for uncertain tax positions.

Segment Results

We evaluate our business segment operating performance using segment revenue and segment Adjusted EBITDA, as described in Note 22: “Business Segments” in our audited consolidated financial statements included elsewhere in this prospectus. Refer to those financial statements for a reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income attributable to Hilton stockholder. For a discussion of our definition of EBITDA and Adjusted EBITDA, how we use it and material limitation on its usefulness, refer to “—Key Business and Financial Metrics Used by Management.” The following table sets forth revenues and Adjusted EBITDA by segment, reconciled to consolidated amounts, for the years ended December 31, 2011 and 2010:

	Year ended December 31,		Percent Change
	2011	2010	2011 vs. 2010
	(in millions)
Revenues
Ownership	$3,926	$3,684	6.6
Management and franchise	1,095	933	17.4
Timeshare	944	863	9.4

Segment revenues	5,965	5,480	8.9
Other revenues from managed and franchised properties	2,927	2,637	11.0
Other	58	59	(1.7)
Intersegment fees elimination(1)(2)(3)	(167)	(108)	54.6

	$8,783	$8,068	8.9

Adjusted EBITDA:
Ownership(1)(4)	$725	$688	5.4
Management and franchise(2)	1,095	927	18.1
Timeshare	207	212	(2.4)
Corporate and other(3)	(274)	(263)	4.2

	$1,753	$1,564	12.1

(1)	Includes charges to our timeshare segment by our ownership segment for rental fees and fees for other amenities, which are eliminated in our consolidated financial statements. These charges totaled $27 million and $17 million for the years ended December 31, 2011 and 2010, respectively. While the net impact is zero, our measure of segment Adjusted EBITDA includes these fees as a benefit to ownership Adjusted EBITDA and a cost to the timeshare segment.
(2)	Includes management, royalty, and intellectual property fees of $88 million and $82 million for the years ended December 31, 2011 and 2010, respectively. These fees are charged to consolidated owned and leased properties and are eliminated in our consolidated financial statements. Effective January 1, 2011, management and franchise began charging a licensing fee to our timeshare segment, which is also eliminated in our consolidated financial statements. This fee was $43 million for the year ended December 31, 2011. While the net impact is zero, our measure of segment Adjusted EBITDA includes these fees as a benefit to management and franchise Adjusted EBITDA and a cost to the ownership and timeshare segments.

(3)	Includes charges to consolidated owned and leased properties for services provided by our wholly-owned laundry business of $9 million for the years ended December 31, 2011 and 2010. These charges are eliminated in our consolidated financial statements.
(4)	Includes unconsolidated affiliate Adjusted EBITDA.

Ownership

Ownership segment revenues increased primarily due to an improvement in RevPAR of 4.3 percent at our comparable owned and leased hotels. Refer to “Revenues—Owned and leased hotels” within this section for further discussion on the increase in revenues from our comparable owned and leased hotels. Our ownership segment’s Adjusted EBITDA increased primarily as a result of the increase in ownership segment revenues of $242 million offset by an increase in operating expenses of $204 million at our owned and leased hotels. Refer to “Operating Expenses—Owned and leased hotels” within this section for further discussion on the increase in operating expenses at our owned and leased hotels.

Management and franchise

Management and franchise segment revenues increased primarily as a result of increases in RevPAR of 4.9 percent and 6.8 percent at our comparable managed and franchised properties, respectively, $24 million in termination fees recognized in 2011 and the net addition of hotels added to our managed and franchised system. Refer to “Revenues—Management and franchise fees and other” within this section for further discussion on the increase in revenues from our comparable managed and franchised properties and the termination fees recognized in 2011. Our management and franchise segment’s Adjusted EBITDA increased as a result of the increase in management and franchise segment revenues.

Timeshare

Refer to “Revenues—Timeshare” within this section for a discussion of the increase in revenues from our timeshare segment. Our timeshare segment’s Adjusted EBITDA remained relatively flat as a result of the $81 million increase in revenues from our timeshare segment being offset by a $34 million increase in timeshare operating expenses. Refer to “Operating Expenses—Timeshare” within this section for a discussion of the increase in operating expenses from our timeshare segment. The increase in revenues from our timeshare segment was further offset by a $43 million licensing fee charged to our timeshare segment by our management and franchise segment, which was effective on January 1, 2011.

Liquidity and Capital Resources

Overview

As of September 30, 2013, we had total cash and cash equivalents of $1,226 million, including both restricted and unrestricted cash balances. Unrestricted cash and cash equivalents totaled $724 million as of September 30, 2013. Our restricted cash and cash equivalents totaled $502 million as of September 30, 2013. The majority of our restricted cash and cash equivalents balances related to cash collateral on our self-insurance programs and escrowed cash from our timeshare operations.

Our known short-term liquidity requirements primarily consist of funds necessary to pay for operating expenses and other expenditures, including corporate expenses, payroll and related benefits, legal costs, operating costs associated with the management of hotels, interest and scheduled principal payments on our outstanding indebtedness, contract acquisition costs and capital expenditures for renovations and maintenance at our owned hotels. Our long-term liquidity requirements primarily consist of funds necessary to pay for scheduled debt maturities, capital improvements at our owned and leased hotels, purchase commitments, costs associated with potential acquisitions and corporate capital expenditures.

We finance our business activities primarily with existing cash and cash generated from our operations. We believe that this cash will be adequate to meet anticipated requirements for operating expenses and other expenditures, including corporate expenses, payroll and related benefits, legal costs and purchase commitments for the foreseeable future. The objectives of our cash management policy are to maintain the availability of liquidity and minimize operational costs. Further, we have an investment policy that is focused on the preservation of capital and maximizing the return on new and existing investments across all three of our business segments.

The following table summarizes our net cash flows and key metrics related to our liquidity:

	As of and for the nine months ended September 30,		Percent Change
	2013	2012	2013 vs. 2012
	(in millions)
Net cash provided by operating activities	$1,024	$750	36.5
Net cash used in investing activities	(252)	(413)	(39.0)
Net cash used in financing activities	(789)	(236)	NM (1)
Working capital surplus(2)	407	821	(50.4)

	As of and for the year ended December 31,			Percent Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(in millions)
Net cash provided by operating activities	$1,110	$1,167	$833	(4.9)	40.1
Net cash used in investing activities	(558)	(463)	(68)	20.5	NM	(1)
Net cash used in financing activities	(576)	(714)	(703)	(19.3)	1.6
Working capital surplus(2)	478	826	1,093	(42.1)	(24.4)

(1)	Fluctuation in terms of percentage change is not meaningful.
(2)	Total current assets less total current liabilities.

Our ratio of current assets to current liabilities was 1.17, 1.20, and 1.37 as of September 30, 2013, December 31, 2012 and 2011, respectively.

Operating Activities

Cash flow from operating activities is primarily generated from management and franchise revenues, operating income from our owned and leased hotels and resorts and sales of timeshare units. In a recessionary market, we may experience significant declines in travel and, thus, declines in demand for our hotel and resort rooms and timeshare units. A decline in demand could have a material impact on our cash flow from operating activities.

Net cash provided by operating activities was $1,024 million for the nine months ended September 30, 2013, compared to $750 million for the nine months ended September 30, 2012. The $274 million increase was primarily due to an increase in operating income of $176 million and an improvement in our working capital surplus.

The net $57 million decrease in cash provided by operating activities during the year ended December 31, 2012, compared to the year ended December 31, 2011, was primarily due to changes in various working capital components and an increase in the change in restricted cash and cash equivalents of $65 million, which were partially offset by an increase in operating income of $125 million.

The net $334 million increase in cash provided by operating activities during the year ended December 31, 2011, compared to the year ended December 31, 2010, was primarily due to an increase in operating income of $422 million, changes in various working capital components, and a decrease in the change in restricted cash and cash equivalents of $39 million.

Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2013 was $252 million, compared to $413 million during the nine months ended September 30, 2012. The $161 million decrease in cash used in investing activities was primarily attributable to a decrease in capital expenditures for property and equipment of $169 million and a decrease in software capitalization costs of $25 million. The decrease in capital expenditures was a result of the completion of renovations at a number of properties in 2012. The decrease in software capitalization costs was a result of corporate software projects that were completed in 2012. These decreases were offset by an increase in acquisitions of $30 million, primarily due to the acquisition of a parcel of land that we previously held under a long-term ground lease for $28 million. For the nine months ended September 30, 2013 and 2012, we capitalized labor costs relating to our investing activities, including capital expenditures and software development, of $10 million in both periods.

The $95 million increase in net cash used in investing activities during the year ended December 31, 2012, compared to the year ended December 31, 2011, was primarily attributable to an increase in capital expenditures for property and equipment of $44 million, a decrease in proceeds from asset dispositions of $80 million, and a decrease in contract acquisition costs of $22 million. The majority of the increase in capital expenditures related to improvements at existing hotel properties. The decrease in proceeds from asset dispositions was a result of proceeds of $8 million related to the sale of our interest in an investment accounted for under the equity method in 2012, compared to proceeds of $23 million and $65 million, respectively, from the sales of our interest in a hotel development joint venture and our former corporate headquarters office building in 2011. For the years ended December 31, 2012 and 2011, we capitalized labor costs relating to our investing activities, including capital expenditures and software development, of $14 million for both years.

The $395 million increase in net cash used in investing activities during the year ended December 31, 2011, compared to the year ended December 31, 2010, was primarily due to increases in capital expenditures for property and equipment of $241 million, contract acquisition costs of $47 million, and software capitalization costs of $73 million, offset by decreases in acquisition costs of $204 million, proceeds from asset dispositions of $88 million, and proceeds from the settlement of our foreign currency exchange derivative portfolio of $324 million. The majority of the increase in capital expenditures related to improvements at existing hotel properties. The decrease in acquisition costs was a result of the purchase of the Hilton Orlando Lake Buena Vista for a cash payment of $216 million in 2010, compared to acquisition costs of $12 million for the purchase of the remaining ownership interest in two hotels in 2011. For the years ended December 31, 2011 and 2010, we capitalized labor costs relating to our investing activities, including capital expenditures and software development, of $14 million and $3 million, respectively. The increase in the capitalization of labor was due to increased capital expenditures and increased software capitalization costs in 2011 compared to 2010.

Financing Activities

Net cash used in financing activities during the nine months ended September 30, 2013 was $789 million, compared to $236 million during the nine months ended September 30, 2012. The $553 million increase in cash used in financing activities was primarily attributable to an increase in net repayments of debt of $638 million primarily due to an increase in unscheduled, voluntary debt repayments.

Net cash used in financing activities during the year ended December 31, 2012, decreased $138 million compared to the year ended December 31, 2011, due to an increase in borrowings of $56 million, primarily related to our consolidated VIEs and a change in restricted cash and cash equivalents that increased cash available for financing activities by $212 million. The change in restricted cash and cash equivalents was primarily due to a decrease of $174 million in our prefunded cash reserves, which was a result of using the reserves for capital expenditures. These increases in cash provided by financing activities were partially offset by an increase in our debt repayments of $128 million, which primarily related to an increase in non-recourse debt repayments related to our consolidated VIEs of $90 million.

Net cash used in financing activities during the year ended December 31, 2011 was $714 million compared to net cash used in financing activities during the year ended December 31, 2010 of $703 million, an increase of $11 million. During the year ended December 31, 2010, we had financing activities that resulted in $185 million of net cash used in financing activities that did not recur during the year ended December 31, 2011, primarily due to $111 million in net cash used in our debt restructuring that occurred in April 2010 (see Note 13: “Debt” in our audited consolidated financial statements included elsewhere in this prospectus for further discussion) and the acquisition of noncontrolling interests in two hotels for $107 million, offset by $33 million in contributions from noncontrolling interests.

The remaining increase in net cash used in financing activities during the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily a result of $448 million in additional repayment of debt offset by a smaller change in our restricted cash and cash equivalents of $224 million, both associated with requirements arising from our debt restructuring that occurred in April 2010.

Capital Expenditures

Our capital expenditures primarily include expenditures related to the renovation of existing owned and leased properties and our corporate facilities, as well as software capitalization costs related to various systems initiatives for the benefit of our hotel owners and our overall corporate operations. As of September 30, 2013, we had outstanding commitments under construction contracts of approximately $65 million for capital expenditures at certain owned and leased properties, including our consolidated VIEs. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.

Debt

As of September 30, 2013, our total indebtedness, excluding $309 million of our share of debt of our investments in affiliates, was approximately $15.0 billion, including $706 million of non-recourse debt. For further information on our total indebtedness, refer to Note 8: “Debt” in our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In October 2013, prior to the Refinancing Transactions, we made an unscheduled, voluntary debt repayment of $450 million on our secured mezzanine loans.

Substantially all of our consolidated assets in which we hold an ownership interest are encumbered or have been pledged as collateral for our Secured Debt. Our debt contains certain restrictions on us incurring any additional indebtedness relating to secured assets, including the prohibition of us incurring indebtedness in the form of borrowed money and/or evidenced by bonds, debentures, notes or other similar instruments without prior approval from our creditors. Further, as a condition to permitting certain events under the Secured Debt, such as a release of certain assets as collateral for the loan or change of control of the Company, we must satisfy certain debt yield tests. We were able to satisfy all of the debt yield tests as of our most recent testing date.

As a result of our investment strategy, combined with our discipline for managing costs, we have increased our cash flow from operations from $833 million in 2010 to over $1.1 billion in 2012. As a result, we have taken steps to reduce our long-term debt by almost $2.4 billion between December 31, 2010 and September 30, 2013. The reduction in long-term debt has reduced our interest expense from approximately $946 million for the year ended December 31, 2010 to $569 million for the year ended December 31, 2012.

Debt Refinancing

In October 2013, we completed a refinancing of our existing indebtedness, which consisted of the issuance of the following:

•	$1.0 billion senior secured revolving credit facility (with no amounts drawn at closing);

•	$7.6 billion senior secured term loan facility, of which $100 million was voluntarily prepaid in November 2013;

•	$1.5 billion of 5.625% senior notes due in 2021;

•	$3.5 billion commercial mortgage-backed securities loan secured by 23 of our U.S. owned real estate assets; and

•	$525 million mortgage loan secured by our Waldorf Astoria New York property.

We also entered into four interest rate swaps totaling $1.45 billion which swap floating three-month LIBOR to a fixed rate of 1.87 percent. We used the net proceeds of these transactions, additional borrowings of $300 million under our Timeshare Facility, cash proceeds from the Hilton HHonors point sales and available cash to repay our outstanding Secured Debt and plan to redeem our other unsecured notes due 2031 at a price equal to 100 percent of the principal amount of $96 million plus accrued interest. As of September 30, 2013, after giving pro forma effect to the debt refinancing, our long-term debt, including current maturities, would have been $13,255 million and our non-recourse debt, including current maturities would have been $1,006 million. Additionally, the contractual maturities of our long-term debt and non-recourse debt as of September 30, 2013 would have been as follows:

Year	(in millions)
2013 (remaining)	$40
2014	126
2015	149
2016	698
2017	171
Thereafter	13,115

14,299
Less: Discount	(38)

Total long-term debt and non-recourse debt	$14,261

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2012:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Debt
Recourse(1)(3)	$18,019	$971	$16,273	$82	$693
Non-recourse(2)(3)	49	5	29	—	15
Mortgage notes	134	32	—	102	—
Capital lease obligations(3)
Recourse	194	8	27	13	146
Non-recourse(2)	593	34	76	78	405
Operating leases	3,528	265	492	456	2,315
Contract acquisition costs	49	24	23	2	—
Purchase commitments	92	23	46	23	—

Total contractual obligations	$22,658	$1,362	$16,966	$756	$3,574

(1)	The Secured Debt has five one-year extensions solely at our option that effectively extends the maturity date to November 12, 2015. We have assumed all extensions herein, including an extension fee equal to 50 basis points.

(2)	Non-recourse debt and capital lease obligations are related to our consolidated VIEs.
(3)	Includes principal as well as interest payments. We have assumed a constant 30-day LIBOR rate of 0.21 percent as of December 31, 2012 for our Secured Debt.

The total amount of unrecognized tax benefits as of December 31, 2012 was $469 million. These amounts are excluded from the table above because they are uncertain and subject to the findings of the taxing authorities in the jurisdictions in which we are subject to tax. It is possible that the amount of the liability for unrecognized tax benefits could change during the next twelve months. Refer to Note 18: “Income Taxes” in our audited consolidated financial statements included elsewhere in this prospectus for further discussion of our liability for unrecognized tax benefits.

In addition to the purchase commitments in the table above, in the normal course of business we enter into purchase commitments for which we are reimbursed by the owners of our managed and franchised hotels. These obligations have minimal or no impact on our net income and cash flow.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements as of September 30, 2013 included guarantees of $27 million for debt and obligations of third parties and performance guarantees with possible cash outlays totaling approximately $189 million, of which we have accrued for estimated probable exposure of up to $61 million as of September 30, 2013. Further, we had outstanding construction contract commitments of approximately $65 million for capital expenditures at certain owned and leased properties as of September 30, 2013. Additionally, during 2010, in conjunction with a lawsuit settlement, our owner entered into service contracts with the plaintiff. As part of the settlement, we entered into a guarantee with the plaintiff to pay any shortfall that our owner does not fund related to those service contracts. The remaining potential exposure under this guarantee as of September 30, 2013 was approximately $50 million. See Note 16: “Commitments and Contingencies” in our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further discussion.

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. We believe that of our significant accounting policies, which are described in Note 2: “Basis of Presentation and Summary of Significant Accounting Policies” in our audited consolidated financial statements included elsewhere in this prospectus, the following accounting policies are critical because they involve a higher degree of judgment, and the estimates required to be made were based on assumptions that are inherently uncertain. As a result, these accounting policies could materially affect our financial position, results of operations, and related disclosures. On an ongoing basis, we evaluate these estimates and judgments based on historical experiences and various other factors that are believed to reflect the current circumstances. While we believe our estimates, assumptions and judgments are reasonable, they are based on information presently available. Actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material impact on financial position or results of operations.

Management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of the board of directors.

Property and Equipment and Intangible Assets with Finite Lives

We evaluate the carrying value of our property and equipment and intangible assets with finite lives by comparing the expected undiscounted future cash flows to the net book value of the assets if we determine there are indicators of potential impairment. If it is determined that the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is recorded in our consolidated statements of operations as impairment losses.

As part of the process described above, we exercise judgment to:

•	determine if there are indicators of impairment present. Factors we consider when making this determination include assessing the overall impact of trends in the hospitality industry and the general economy, historical experience, capital costs, and other asset-specific information;

•	determine the projected undiscounted future cash flows when indicators of impairment are present. Judgment is required when developing projections of future revenues and expenses based on estimated growth rates over the expected useful life of the asset group. These estimated growth rates are based on historical operating results, as well as various internal projections and external sources; and

•	determine the asset fair value when required. In determining the fair value, we often use internally-developed discounted cash flow models. Assumptions used in the discounted cash flow models include estimating cash flows, which may require us to adjust for specific market conditions, as well as capitalization rates, which are based on location, property or asset type, market-specific dynamics, and overall economic performance. The discount rate takes into account our weighted average cost of capital according to our capital structure and other market specific considerations.

We had $9,071 million of property and equipment, net and $2,190 million of intangible assets with finite lives as of September 30, 2013. Changes in estimates and assumptions used in our impairment testing of property and equipment could result in future impairment losses, which could be material.

In conjunction with our regular assessment of impairment, we did not identify any property and equipment with indicators of impairment for which a 10% reduction in our estimate of undiscounted future cash flows would result in additional impairment losses.

Investments in Affiliates

We evaluate our investments in affiliates for impairment when there are indicators that the fair value of our investment may be less than our carrying value. We record an impairment loss when we determine there has been an “other-than-temporary” decline in the investment’s fair value. If an identified event or change in circumstances requires an evaluation to determine if the value of an investment may have an other-than-temporary decline, we assess the fair value of the investment based on the accepted valuation methods, which include discounted cash flows, estimates of sales proceeds, and external appraisals. If an investment’s fair value is below its carrying value and the decline is considered to be other-than-temporary, we will recognize an impairment loss in equity in earnings (losses) from unconsolidated affiliates for equity method investments or impairment losses for cost method investments in our consolidated statements of operations.

Our investments in affiliates consist primarily of our interests in entities that own and/or operate hotels. As such, the factors we consider when determining if there are indicators of potential impairment are similar to property and equipment discussed above. If there are indicators of potential impairment, we estimate the fair value of our equity method and cost method investments by internally developed discounted cash flow models. The principal factors used in our discounted cash flow models that require judgment are the same as the items discussed in property and equipment above.

We had $268 million of investments in affiliates as of September 30, 2013. Changes in the estimates and assumptions used in our investments in affiliates impairment testing can result in additional impairment expense, which can materially change our consolidated financial statements.

In conjunction with our regular assessment of impairment, we did not identify any investments in affiliates with indicators of impairment for which a 10% change in our projected future operating cash flows, capitalization rates and discount rates used to determine fair value would result in impairment losses.

Goodwill

We review the carrying value of our goodwill by comparing the carrying value of our reporting units to their fair value. Our reporting units are the same as our operating segments as described in Note 22: “Business Segments” in our audited consolidated financial statements included elsewhere in this prospectus. We perform this evaluation annually or at an interim date if indicators of impairment exist. In any given year we may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we cannot determine qualitatively that the fair value is in excess of the carrying value, or we decide to bypass the qualitative assessment, we proceed to the two-step quantitative process. In the first step, we evaluate the fair value of our reporting units quantitatively. When determining fair value, we utilize discounted future cash flow models, as well as market conditions relative to the operations of our reporting units. Under the discounted cash flow approach, we utilize various assumptions that require judgment, including projections of revenues and expenses based on estimated long-term growth rates, and discount rates based on weighted average cost of capital. Our estimates of long-term growth and costs are based on historical data, as well as various internal projections and external sources. The weighted average cost of capital is estimated based on each reporting units’ cost of debt and equity and a selected capital structure. The selected capital structure for each reporting unit is based on consideration of capital structures of comparable publicly traded companies operating in the business of that reporting unit. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step must be performed. In the second step, we estimate the implied fair value of goodwill, which is determined by taking the fair value of the reporting unit and allocating it to all of its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination.

We had $6,205 million of goodwill as of September 30, 2013. Changes in the estimates and assumptions used in our goodwill impairment testing could result in future impairment losses, which could be material. A 10% change in our estimates of projected future operating cash flows, discount rates, and terminal growth rates used in our discounted cash flow calculations of the fair values of reporting units would not result in an impairment of any of our reporting units.

Brands

We evaluate our brand intangible assets for impairment on an annual basis or at other times during the year if events or circumstances indicate that it is more likely than not that the fair value of the brand is below the carrying value. When determining fair value, we utilize discounted future cash flow models for hotels in which we have an ownership interest or a management or franchise contract. Under the discounted cash flow approach, we utilize various assumptions that require judgment, including projections of revenues and expenses based on estimated long-term growth rates and discount rates based on weighted average cost of capital. Our estimates of long-term growth and costs are based on historical data, as well as various internal estimates that are developed. If a brand’s estimated current fair value is less than its respective carrying value, the excess of the carrying value over the estimated fair value is recorded in our consolidated statements of operations within impairment losses.

We had $5,012 million brand intangible assets as of September 30, 2013. Changes in the estimates and assumptions used in our brands impairment testing, most notably revenue growth rates and discount rates, could result in future impairment losses, which could be material. A 10% change in our estimates of projected future operating cash flows used in our discounted cash flow calculations of the fair values of our brands would not result in an impairment of any of the brand intangible assets.

Hilton HHonors

Hilton HHonors defers revenue received from participating hotels and program partners in an amount equal to the estimated cost per point of the future redemption obligation. We engage outside actuaries to assist in determining the fair value of the future award redemption obligation using statistical formulas that project future point redemptions based on factors that require judgment, including an estimate of “breakage” (points that will never be redeemed), an estimate of the points that will eventually be redeemed, and the cost of the points to be redeemed. The cost of the points to be redeemed includes further estimates of available room nights, occupancy rates, room rates, and any devaluation or appreciation of points based on changes in reward prices or changes in points earned per stay.

We had $822 million of guest loyalty liability as of September 30, 2013. Changes in the estimates used in developing our breakage rate could result in a material change to our loyalty liability. Currently, a 10% decrease to the breakage estimate used in determining future award redemption obligations would increase our loyalty liability by approximately $29 million.

Allowance for Loan Losses

The allowance for loan losses is related to the receivables generated by our financing of timeshare interval sales, which are secured by the underlying timeshare properties. We determine our timeshare notes receivable to be past due based on the contractual terms of the individual mortgage loans. We use a technique referred to as static pool analysis as the basis for determining our general reserve requirements on our timeshare notes receivable. The adequacy of the related allowance is determined by management through analysis of several factors requiring judgment, such as current economic conditions and industry trends, as well as the specific risk characteristics of the portfolio, including assumed default rates.

We had $94 million of allowance for loan losses as of September 30, 2013. Changes in the estimates used in developing our default rates could result in a material change to our allowance. Currently, a 10% increase to our default rates used in the allowance calculation would increase our allowance for loan losses by approximately $34 million.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using currently enacted tax rates. We regularly review our deferred tax assets to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions may increase or decrease our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially affect our consolidated financial statements.

We use a prescribed more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return if there is uncertainty in income taxes recognized in the financial statements. Assumptions and estimates are used to determine the more-likely-than-not designation. Changes to these assumptions and estimates can lead to an additional income tax expense (benefit), which can materially change our consolidated financial statements.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. An estimated loss from a loss contingency should be accrued by a charge to income if it is probable and the amount of the loss can be reasonably estimated. Significant judgment is required when we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

Consolidations

We use judgment evaluating whether we have a controlling financial interest in our partnership and other investments, including the assessment of the importance of rights and privileges of the partners based on voting rights, as well as financial interests that are not controllable through voting interests. If the entity is considered to be a VIE, we use judgment determining whether we are the primary beneficiary, and then consolidate those VIEs for which we have determined we are the primary beneficiary. If the entity in which we hold an interest does not meet the definition of a VIE, we evaluate whether we have a controlling financial interest through our voting interests in the entity. We consolidate entities when we own more than 50 percent of the voting shares of a company or have a controlling general partner interest of a partnership, assuming the absence of other factors determining control, including the ability of minority owners to participate in or block certain decisions. Changes to judgments used in evaluating our partnership and other investments could materially impact our consolidated financial statements.

Share-based Compensation

Certain members of our senior management team were offered the opportunity to participate in an executive compensation plan (the “Promote plan”). The Promote plan provides for the grant of a Tier I liability award, or an alternative cash payment in lieu thereof, and a Tier II equity award, representing Class B Units in BH Hotels Holdco, LLC (our “Ultimate Parent”). The awards vest based on service and performance conditions. Compensation expense associated with the Promote plan is recognized in general, administrative, and other expenses in our consolidated statements of operations. No compensation expense has been recognized to date related to the awards containing performance conditions. We estimate fair value of the Tier II equity awards using a lattice-based binomial model that requires the use of subjective assumptions, including share price volatility, the expected life of the award, risk free interest rate, and expected dividend yield. In developing our assumptions we take into account the following:

•	As a result of our status as a private company for the last several years, we do not have sufficient history to estimate the volatility of our common share price. Our expected volatility is based on selected reasonably similar publicly traded companies for which historical information is available. We plan to continue to use the guideline peer group volatility information until the historical volatility of our common shares is relevant to measure expected volatility for future award grants;

•	We estimate the average expected life of the awards based on the projected liquidity event;

•	We determine the risk free interest rate by reference to implied yield available from United States Treasury securities with a remaining term equal to the expected life assumed at the grant date; and

•	Our dividend yield is based on our historical dividends paid. We have not historically paid dividends and have no current plans to pay dividends on our common stock.

For further discussion of the Promote plan, including the assumptions used in estimating fair value of the awards, refer to our audited consolidated financial statements included elsewhere within this prospectus.

The following table presents the grant dates, the number of units granted and the estimated value for the Tier II equity awards granted to employees that were outstanding as of September 30, 2013:

Date of Grant	Number of Units Granted	Estimated Fair Value per Class B Unit at Grant Date	Total Estimated Value of Class B Units at Grant Date (in millions)
December 3, 2010	210,059,544	$1.16	$244
June 27, 2011	5,176,830	$1.15	$6
March 3, 2013	8,628,050	$1.33	$11

In connection with this offering, the Tier I liability awards that remain outstanding at the time of the pricing of the offering will vest as of the pricing date of this offering and will be paid in cash no later than 30 days following the pricing of this offering. Additionally, the Tier II equity awards that remain outstanding at the time of the pricing of the offering will be exchanged for restricted stock in the Company of equivalent economic value that will vest as follows:

•	40% of each award will vest as of the pricing date with respect to this offering;

•	40% of each award will vest on the first anniversary of the pricing date with respect to this offering, contingent upon continued employment through that date; and

•	20% of each award will vest on the date that our Sponsor and its affiliates cease to own 50% or more of the shares of the Company, contingent upon continued employment through that date.

Upon the pricing date with respect to this offering, based on an initial public offering price of $19.50 per share, which is the midpoint of the price range indicated on the cover of this prospectus, we expect to record incremental compensation expense of approximately $293 million as a result of modifying the vesting conditions of the Tier I liability award, as well as the exchange of the Tier II awards for restricted shares. The incremental compensation expense is a result of accelerating the recognition of the remaining amount of the Tier I liability award as of the effective date, the recognition of compensation expense for the full value of the restricted stock that will vest as of the effective date of this offering, and recognition of the proportionate value of the restricted stock that will vest on the first anniversary of the pricing date with respect to this offering based upon the portion of each employees’ requisite service that has been provided as of the effective date. The amount of compensation expense to be recognized for each of the awards will be based on the fair value of the awards as of the date of the initial public offering. Additionally, we expect to record additional compensation expense of approximately $22 million through the first anniversary of the pricing date with respect to this offering for the restricted stock awards that will vest on that date, representing the remaining vesting of these awards. No compensation expense will be recognized for the restricted stock that will vest on the date that our Sponsor and its affiliates cease to own 50% or more of the shares of the Company, as this performance condition has been determined to be not probable of occurring for accounting purposes.

The method applied to determine the fair value of the restricted stock awards will be substantially the same as that of the Tier II equity awards. The following table sets forth the value of the 2013 Tier II equity awards at grant date and at the time of the offering based on the mid-point of the anticipated price range of $18.00 to $21.00 per share.

Date of Grant	Estimated Fair Value of Class B Units at Grant Date (in millions)	Assumed Value at Initial Public Offering (in millions)
March 3, 2013	$11	$14

The increase in value between the value at the grant date and the value at the initial public offering is a result of improved operating results and reducing our outstanding indebtedness, including through the Refinancing Transactions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates, which may impact future income, cash flows, and fair value of the Company, depending on changes to interest rates and/or foreign exchange rates. In certain situations, we may seek to reduce cash flow volatility associated with changes in interest rates and foreign currency exchange rates by entering into financial arrangements intended to provide a hedge against a portion of the risks associated with such volatility. We continue to have exposure to such risks to the extent they are not hedged. We enter into derivative financial arrangements to the extent they meet the objective described above, and we do not use derivatives for trading or speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk on our floating rate debt. Interest rates on our floating rate debt discussed below are based on 30-day LIBOR, so we are most vulnerable to changes in this rate. The 30-day LIBOR rate decreased from 0.28 percent per annum as of December 31, 2011, to 0.21 percent per annum as of December 31, 2012. Changes in interest rates also affect the fair value of our fixed rate debt and our fixed rate financing receivables.

Under the terms of our Secured Debt, we are required to hedge interest rate risk using derivative instruments with an aggregate notional amount equal to the principal amount of the Secured Debt. As of December 31, 2012, we held ten interest rate caps with an aggregate notional amount of $15.2 billion that caps the floating portion of the interest rate on our Secured Debt at 6.5 percent. The caps were executed in August 2012 to replace the previous portfolio of interest rate caps that expired in November 2012 and expire in November 2013. We have elected not to designate any of the ten interest rate caps as effective hedging instruments. The fair values of our interest rate caps were immaterial to our consolidated balance sheet as of December 31, 2012. During the year ended December 31, 2012, we recorded a loss of $1 million in other gain, net in our consolidated statement of operations, which represented the premiums paid on these interest rate caps. No other gain or loss related to the ten undesignated interest rate caps in our current portfolio or previous portfolio that expired in November 2012 were recorded for the year ended December 31, 2012 as changes in the fair values of our interest rate caps were immaterial.

The following table sets forth the scheduled maturities and the total fair value as of December 31, 2012 for our financial instruments that are materially affected by interest rate risks (in millions, excluding average interest rates):

	Maturities by Period						Carrying Value	Fair Value
	2013	2014	2015	2016	2017	Thereafter
Fixed rate timeshare financing receivables	$131	$113	$113	$115	$115	$397	$984	$987
Average interest rate(1)							12.27%

Fixed rate debt(2)	$33	$—	$—	$102	$53	$96	$284	$297
Average interest rate(1)							7.02%

Floating rate Secured Debt	$357	$383	$14,468	$—	$—	$—	$15,208	$15,571
Average interest rate(1)							3.36%

(1)	Average interest rate as of December 31, 2012.
(2)	Excludes capital lease obligations.

Refer to our Note 16: “Fair Value Measurements” in our audited consolidated financial statements included elsewhere in this prospectus for further discussion of the fair value measurements of our financial assets and liabilities.

Foreign Currency Exchange Rate Risk

We conduct business in various foreign currencies and are exposed to earnings and cash flow volatility associated with changes in foreign currency exchange rates. This exposure is primarily related to our international assets and liabilities, whose value could change materially in reference to our U.S. dollar (USD) reporting currency. The most significant impact of changes to foreign currency values include certain intercompany loans not deemed to be permanently invested and to transactions for management and franchise fee revenues earned in foreign currencies.

Our most significant foreign currency exposure relates to fluctuations in the foreign exchange rate between USD and the British Pound Sterling (GBP) and Euro (EUR). Historically, we used foreign exchange currency option agreements to hedge our exposure to changes in foreign exchange rates on certain of our foreign investments. Under the terms of these currency option contracts, we paid a premium to a counterparty for the right to sell a specified amount of foreign currency at a specified strike rate at the maturity date of the option. During 2010, we settled our remaining foreign currency options, and we have not held any foreign currency options since that time.

INDUSTRY

Global Hotel Industry

The global hotel industry generated approximately $384 billion of room revenues during 2012, with approximately 157,000 hotels and 14.6 million hotel rooms as of September 2013, according to STR data. Since 2001, global hotel revenues have increased at a CAGR of 4.9%. While the top 10 hotel companies in the U.S. control 58% of U.S. hotel rooms, the industry is significantly more fragmented in markets outside the U.S., where no company controls more than 5% of global hotel rooms.

The following chart sets forth the number of rooms and relative market share for the top 10 global and U.S. hotel companies.

Top 10 Global Hotel Companies	Rooms (thousands)	% of Global	Top 10 U.S. Hotel Companies	Rooms (thousands)	% of U.S.
Hilton Worldwide	666	5%	Hilton Worldwide	517	10%
Intercontinental Hotels Group	658	5%	Marriott International	506	10%
Marriott International	652	4%	Wyndham Worldwide	448	9%
Wyndham Worldwide	629	4%	Choice Hotels International	396	8%
Choice Hotels International	502	3%	Intercontinental Hotels Group	371	8%
Accor Company	438	3%	Best Western Company	162	3%
Starwood Hotels & Resorts	340	2%	Starwood Hotels & Resorts	155	3%
Best Western Company	315	2%	G6 Hospitality	106	2%
Carlson Hospitality Company	167	1%	Hyatt	95	2%
Hyatt	141	1%	LQ Management LLC	83	2%

Top 10	4,508	31%	Top 10	2,839	58%

Other	10,097	69%	Other	2,088	42%

Global Total	14,605		U.S. Total	4,927

Source: STR Global Census, October 2013 (adjusted to September 2013), other than Hilton Worldwide room information which is based on internal room counts and excludes timeshare properties.

Hotel market performance generally is measured by three metrics: (1) average daily rate (“ADR”); (2) occupancy; and (3) revenue per available room (“RevPAR”). ADR represents hotel room revenue divided by total number of rooms sold in a given period, measuring average room price attained by a hotel. Occupancy represents the total number of rooms sold divided by the total number of rooms available at a hotel or group of hotels, measuring the utilization of hotels’ available capacity. RevPAR is calculated by dividing hotel room revenue by room nights available to guests for the period. Because RevPAR combines two key drivers of operations at hotels, ADR and occupancy, it is commonly used to measure performance over comparable periods.

According to STR data, during the past three years, global hotel demand has grown at a CAGR of 5.3%, whereas global hotel supply has grown at a CAGR of just 1.6%, which has driven positive RevPAR growth during the period. We believe this supply-demand imbalance provides a favorable operating environment for existing hotels, and this trend should continue for the next several years.

Hotel industry fundamentals can vary by region, largely driven by economic trends. Globally, according to STR data, the hotel industry has been in a period of recovery over the past three years despite headwinds in Europe and parts of the Middle East and Africa. In the Americas, RevPAR has increased at a CAGR of 6.9% over the past three years and demand has returned to pre-economic crisis levels. The Asia Pacific region also has experienced high RevPAR growth during the last three years, primarily fueled by China and to a lesser degree Southeast Asia. Weaker economic conditions in Europe dampened RevPAR growth, but recent trends show improvement. The Middle East and Africa region recovered in 2012 with strong growth in key countries, such as Egypt, the United Arab Emirates, and Saudi Arabia, but concerns remain over political unrest in this region. Third-party forecasts indicate that global GDP growth should improve from approximately 2% in 2013 to greater than 3% annually over the next three years. We believe that stronger global economic growth should in turn drive stronger hotel demand and RevPAR growth.

U.S. Hotel Industry

The U.S. has a greater share of global hotel revenues than any other country, with $115 billion in room revenues during 2012, according to STR data. As of September 2013, the U.S. hotel sector comprised approximately 53,000 hotels with 4.9 million hotel rooms, of which 69% were affiliated with a brand. Over the past 25 years, the sector revenue has grown at a CAGR of 4.8%.

According to data provided by STR, U.S. hotel demand has improved with the economic recovery in recent years, experiencing a CAGR of 4.9% over the last three years, while hotel supply growth has experienced a CAGR of 0.9%. This recent demand growth has exceeded the 25-year CAGR of 1.8%, while supply growth has trended lower than the 25-year CAGR of 2.0%. According to PKF-HR, room supply is expected to grow at relatively low rates of 0.8% and 1.1% in 2013 and 2014 respectively, while demand is expected to continue to outpace supply growth, growing at 2.4% and 3.1% in 2013 and 2014, respectively. This imbalance of low supply and high demand growth is expected by analysts to continue at least through 2015, which should drive strong RevPAR growth.

The following graph illustrates historical and projected U.S. supply, demand and RevPAR growth. The trends are derived from historical data provided by STR and projections provided by PKF-HR. Forecasts for RevPAR remain positive for the next several years as the hotel industry is expected to continue to benefit from a supply and demand imbalance, with RevPAR in the U.S. projected to grow at a CAGR of 7% over the next three years, according to PKF-HR, compared to a CAGR of 2% from 2005 to 2012 according to STR data.

Historical and Projected U.S. Supply, Demand and RevPAR Growth

Sources: STR (2005-2012), PKF-HR (2013-2015).

BUSINESS

Hilton Worldwide is one of the largest and fastest growing hospitality companies in the world, with 4,080 hotels, resorts and timeshare properties comprising 671,926 rooms in 90 countries and territories. In the nearly 100 years since our founding, we have defined the hospitality industry and established a portfolio of 10 world-class brands. Our flagship full-service Hilton Hotels & Resorts brand is the most recognized hotel brand in the world. Our premier brand portfolio also includes our luxury hotel brands, Waldorf Astoria Hotels & Resorts and Conrad Hotels & Resorts, our full-service hotel brands, DoubleTree by Hilton and Embassy Suites Hotels, our focused-service hotel brands, Hilton Garden Inn, Hampton Inn, Homewood Suites by Hilton and Home2 Suites by Hilton, and our timeshare brand, Hilton Grand Vacations. We own or lease interests in 156 hotels, many of which are located in global gateway cities, including iconic properties such as The Waldorf Astoria New York, the Hilton Hawaiian Village, and the London Hilton on Park Lane. More than 311,000 team members proudly serve in our properties and corporate offices around the world, and we have approximately 39 million members in our award-winning customer loyalty program, Hilton HHonors.

We operate our business through three segments: (1) management and franchise; (2) ownership; and (3) timeshare. These complementary business segments enable us to capitalize on our strong brands, global market presence and significant operational scale. Through our management and franchise segment, which consists of 3,883 hotels with 603,271 rooms, we manage hotels, resorts and timeshare properties owned by third parties and we license our brands to franchisees. Our management and franchise segment generates high margins and long-term recurring cash flow, and has grown by 40% in terms of number of rooms since June 30, 2007, representing 98% of our overall room growth, with virtually no capital investment by us. Our ownership segment consists of 156 hotels with 62,251 rooms that we own or lease. Through our timeshare segment, which consists of 41 properties comprising 6,404 units, we market and sell timeshare intervals, operate timeshare resorts and a timeshare membership club and provide consumer financing.

In October 2007 we were acquired by affiliates of The Blackstone Group L.P. and assembled a new management team led by Christopher J. Nassetta, our President and Chief Executive Officer. Under our new leadership, we have transformed our business, creating a globally aligned organization and establishing a performance-driven culture. As part of our transformation, we focused on both top- and bottom-line operating performance, strengthening and expanding our brands and commercial services platform, and enhancing our growth rate, particularly in markets outside the U.S. where our brands historically had been underrepresented.

As a result of the transformation of our business, despite the sharp downturn in our industry, between June 30, 2007 and September 30, 2013, we have:

•	increased the number of open rooms in our system by 36%, or 176,248 rooms, which represents the highest growth rate of any major lodging company;

•	grown the number of rooms in our development pipeline by 60% to an industry-leading 185,699 rooms, over 99% of which are within our higher-margin, capital light management and franchise segment;

•	increased our total number of rooms under construction by 133%, to an industry-leading 97,520 rooms, over 99% of which are within our management and franchise segment;

•	increased the geographic diversity of our pipeline, with rooms in the development pipeline outside the U.S. increasing from less than 20% to more than 60%, and rooms under construction outside the U.S. increasing from less than 15% to nearly 80%;

•	significantly enhanced our presence in key segments, brands and geographies; for example:

•	in the luxury segment, the number of hotels in our system and in our development pipeline is more than triple the number of luxury hotels in our system as of June 2007;

•	the number of DoubleTree by Hilton hotels has grown 97% since December 31, 2007, with 77% of the growth coming through conversions from other hotel brands;

•	our number of hotels in Europe outside of our Hilton Hotels & Resorts and Conrad Hotels & Resorts brands (primarily DoubleTree by Hilton, Hampton Inn and Hilton Garden Inn) has increased from 9 open hotels to 215 hotels open or in our development pipeline;

•	our number of hotels in Greater China has grown from 6 open hotels to 171 open and pipeline hotels; and

•	our Home2 Suites by Hilton brand, which was launched in 2011 with the opening of its first hotel, now has 22 hotels open and another 95 in our development pipeline;

•	increased our management and franchise segment’s Adjusted EBITDA by 25% from the year ended December 31, 2007 to the year ended December 31, 2012 and grown the proportion of our aggregate segment Adjusted EBITDA contributed by our management and franchise segment from 47% to 53%;

•	increased the average global revenue per available room, or RevPAR, premium for all brands globally by approximately two percentage points to 15% on a trailing twelve month basis;

•	expanded membership in our Hilton HHonors program by 88% since December 31, 2007;

•	significantly outperformed our competitors in the timeshare segment, with annual interval sales increasing over 40% since the year ended December 31, 2007 and segment Adjusted EBITDA as a percentage of timeshare revenue increasing 435 basis points since the year ended December 31, 2010, while beginning a transformation of the business to a more capital-efficient model; for the twelve months ended September 30, 2013, 50% of our sales of timeshare intervals were developed by third parties versus 0% for the year ended December 31, 2009; and

•	significantly improved profitability, increasing our Adjusted EBITDA by an annual average of 12% from the year ended December 31, 2010 through the year ended December 31, 2012, and for the nine months ended September 30, 2013, increasing our Adjusted EBITDA by 12% compared to the nine months ended September 30, 2012. Net income attributable to Hilton stockholder increased by 68% on average from the year ended December 31, 2010 through the year ended December 31, 2012, and for the nine months ended September 30, 2013 net income attributable to Hilton stockholder increased 34% as compared to the nine months ended September 30, 2012.

See “Summary—Summary Historical Financial Data” for the definition of Adjusted EBITDA and a reconciliation of net income attributable to Hilton stockholder to Adjusted EBITDA.

We believe this transformation positions us to continue to increase our share of the expanding global lodging industry, which continues to exhibit strong fundamentals and significant long-term growth prospects supported by increasing global travel and tourism. Our business has grown during times of economic expansion as well as during global economic downturns. For example, during the period between January 1, 2000 and September 30, 2013, we increased the total number of hotel rooms in our system every year, achieving total growth of 122% and a CAGR of 6%. We expect our global existing room supply and rooms under construction will enable us to build on our leading market position. As illustrated in the table below, our percentage of global rooms under construction of 18.5% significantly exceeds our percentage of the existing global hotel supply of 4.6%, according to data provided by STR.

	Hilton Worldwide Rooms Supply		Hilton Worldwide Rooms Under Construction
Market	% of Total	Industry Rank	% of Total	Industry Rank
Americas	8.7%	#1	20.7%	#2
Europe	1.4%	#6	22.5%	#1
Middle East and Africa	2.7%	#4	21.8%	#1
Asia Pacific	1.2%	#8	15.5%	#1
Global	4.6%	#1	18.5%	#1

Source: STR Global Census, October 2013 (adjusted to September 2013) and STR Global New Development Pipeline (September 2013).

The transformation of our business since 2007 has enabled us to increase the number of hotels and timeshare units in our system at a more rapid rate than any other major lodging company. The following table illustrates our global room supply by business segment.

Hilton Worldwide Value Proposition

•   Our value proposition starts with our award-winning brands and industry-leading commercial services platform

•   This leads to satisfied customers, including nearly 39 million HHonors loyalty members

•   As a result, we are able to drive premium performance to the hotels in our system

•   These hotel operating premiums drive strong financial returns, which benefit our hotel owners

•   Satisfied existing and new owners continue to invest in growing our brands, making us a global leader in hotel supply and pipeline

•   We believe the reinforcing nature of these activities will allow us to outperform the competition

Our Competitive Strengths

We believe the following competitive strengths provide the foundation for our position as a leading global hospitality company.

•	World-Class Hospitality Brands. Our globally recognized, world-class brands have defined the hospitality industry. Our flagship Hilton Hotels & Resorts brand often serves as an introduction to our wider range of brands that are designed to accommodate any customer’s needs anywhere in the world. Our brands have achieved an average global RevPAR index premium of 15% for the twelve months ended September 30, 2013, based on STR data. This means that our brands achieve on average 15% more revenue per room than competitive properties in similar markets. The global RevPAR index premium is the average RevPAR index premium of our comparable hotels (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management—Comparable Hotels” on page 67, but excluding hotels that do not receive competitive set information from STR or do not participate with STR). The owner or manager of each Hilton comparable hotel exercises its discretion in identifying the competitive set of properties for such hotel, considering factors such as physical proximity, competition for similar customers, product features, services and amenities, quality and average daily rate, as well as STR rules regarding competitive set makeup. Accordingly, while the hotel brands included in the competitive set for any given Hilton comparable hotel depend heavily on market-specific conditions, the competitive sets for Hilton comparable hotels frequently include properties branded with the competing brands identified for the relevant Hilton comparable hotel listed under “Selected Competitors” on page 116. STR provides us with the relevant data for competitive sets that we submit for each of our comparable hotels, which we utilize to compute the RevPAR index for our comparable hotels. The demonstrated strength of our brands makes us a preferred partner for hotel owners, who have invested tens of billions of dollars since December 31, 2007 in the development and improvement of our branded hotels.

•

Leading Global Presence and Scale. We are one of the largest hospitality companies in the world with 4,080 properties and 671,926 rooms in 90 countries and territories. We have hotels in key gateway cities such as New York, London, Dubai, Johannesburg, Tokyo, Shanghai and Sydney and 351 hotels located at or near airports around the world. Our global presence allows us to serve our loyal customers throughout the world and to introduce our award-winning brands to customers in new markets. These world-class brands facilitate system growth by providing hotel owners with a variety of options to address each market’s specific needs. In addition, the diversity of our operations reduces our exposure to business cycles, individual market disruptions and other risks. Our robust commercial services platform allows us to take advantage of our scale to more effectively deliver products and services that drive customer preference and enhance commercial performance on a global basis.

•	Large and Growing Loyal Customer Base. Serving our customers is our first priority. By continually adapting to customer preferences and providing our customers with superior experiences, we have improved our overall customer satisfaction ratings four of the last five years. We earned 32 first place awards in the J.D. Power North America Guest Satisfaction rankings since 1999, more than any multi-brand lodging company. Our hotels accommodated more than 127 million customer visits during the twelve months ended September 30, 2013, with members of our Hilton HHonors loyalty program contributing approximately 50% of the nearly 172 million resulting room nights. Hilton HHonors unites all our brands, encourages customer loyalty and allows us to provide tailored promotions, messaging and customer experiences. We have grown the membership in our Hilton HHonors program by approximately 88% from approximately 21 million as of December 31, 2007 to nearly 39 million as of September 30, 2013.

•	Significant Embedded Growth. All of our segments are expected to grow through improvement in same-store performance driven by strong anticipated industry fundamentals. PKF-HR predicts that the lodging industry RevPAR in the U.S., where 78% of our system rooms are located, will grow 7.2% in 2014 and 8.1% in 2015. Our management and franchise segment also is expected to grow through new room additions, as upon completion, our industry-leading development pipeline would result in a 28% increase in our room count with minimal capital investment from us. In addition, our franchise revenues should grow over time as franchise agreements renew at our published license rates, which are higher than our current effective rates. For the twelve months ended September 30, 2013, our weighted average effective license rate across our brands was 4.5% of room revenue, an increase of 13% since 2007, and our weighted average published license rate was 5.4% as of September 30, 2013. We also expect our incentive management fees, which are linked to hotel profitability measures, to increase as a result of the expected improvements in industry fundamentals. In our ownership segment, we believe we will benefit from strong growth in bottom-line earnings as industry fundamentals continue to improve as a result of this segment’s operating leverage, and our large hotels with significant meeting space should benefit from recent improvements in group demand, which we expect will exhibit strong growth as the current stage of the lodging cycle advances. Finally, our timeshare business has over five years of projected interval supply at our current sales pace in the form of existing owned inventory and executed capital light projects, which should enable us to continue to grow our earnings from the segment with lower levels of capital investment from us.

•	Strong Cash Flow Generation. We generate significant cash flow from operating activities with an increasing percentage from our growing capital light management and franchise and timeshare segments. During the five-year period ended December 31, 2012, we generated an aggregate of $3.6 billion in cash flow from operating activities. We increased our cash flow from operating activities from $219 million for the year ended December 31, 2008 to $1.1 billion for the year ended December 31, 2012. We believe that our focus on cash flow generation, the relatively low investment required to grow our management and franchise and timeshare segments, and our disciplined approach to capital allocation position us to maximize opportunities for profitability and growth while continuing to reduce our indebtedness over time.

•

Iconic Hotels with Significant Underlying Real Estate Value. Our diverse global portfolio of owned and leased hotels includes a number of iconic properties in major gateway cities such as New York City, London, San Francisco, Chicago, São Paolo, Sydney and Tokyo. The portfolio also includes iconic hotels with significant embedded asset value, including: The Waldorf Astoria New York, a landmark luxury hotel with 1,413 rooms encompassing an entire city block in the heart of midtown Manhattan near Grand Central Terminal; the Hilton Hawaiian Village, a full-service beach resort with 2,860 rooms that sits on approximately 22 oceanfront acres along Waikiki Beach on the island of Oahu;

and the London Hilton on Park Lane, a 453-room hotel overlooking Hyde Park in the exclusive Mayfair district of London. Our ten owned hotels with the highest Adjusted EBITDA contributed 54% of our ownership segment’s Adjusted EBITDA during the year ended December 31, 2012, which highlights the quality of our key flagship properties. In addition, we believe the iconic nature of many of these properties creates significant value for our entire system of properties by reinforcing the world-class nature of our brands. We continually focus on increasing the value and enhancing the market position of our owned and leased hotels and have invested $1.8 billion in these properties between December 31, 2007 and September 30, 2013. Over time, we believe we can unlock significant incremental value through opportunistically exiting assets or executing on adaptive reuse plans for all or a portion of certain hotels as retail, residential or timeshare uses.

•	Market-Leading and Innovative Timeshare Platform. Our timeshare business complements our other segments and provides an alternative hospitality product that serves an attractive customer base. Our timeshare customers are among our most loyal hotel customers, with estimated spend in our hotel system increasing approximately 40% after the purchase of their timeshare interests. Historically, we have concentrated our timeshare efforts in four key markets: Florida, Hawaii, New York City and Las Vegas, which has helped us to increase annual sales of timeshare intervals by more than 40% since 2007 while yielding strong profit margins during a time when our competitors generally experienced declines in both sales and profit margins. As a result of this strong operating performance and the returns we were able to drive on our own timeshare developments, in 2010 we began a transformation of our timeshare business to a capital light model in which third-party timeshare owners and developers provide capital for development while we act as sales and marketing agent and property manager. Through these transactions, we receive a sales and marketing commission and branding fees on sales of timeshare intervals, recurring fees to operate the homeowners’ associations and revenues from resort operations. We also earn recurring fees in connection with the points-based membership programs we operate that provide for exclusive exchange, leisure travel and reservation services, and through fees related to the servicing of consumer loans. We have increased the sales of intervals developed by third parties from zero in 2009 to 50% for the twelve months ended September 30, 2013, which has dramatically reduced the capital requirements of our timeshare segment while continuing to drive strong earnings and cash flows. For the year ended December 31, 2012 and the nine months ended September 30, 2013, we incurred $56 million and $70 million, respectively, of capital expenditures for timeshare inventory, compared to an average of $405 million annually during 2007 and 2008.

•	Performance-Driven Culture. We are an organization of people serving people, thus it is imperative that we attract and retain best-in-class talent to serve our various stakeholders. We have a performance-driven culture that begins with an intense alignment around our mission, vision, values and key strategic priorities. Our President and Chief Executive Officer, Christopher J. Nassetta, has nearly 30 years of experience in the hotel industry, previously serving as President and Chief Executive Officer of Host Hotels & Resorts, Inc., where he was named Institutional Investor’s 2007 REIT CEO of the Year. He and the balance of our executive management team have been instrumental in transforming our organization and installing a culture that develops leaders at all levels of the organization who are focused on delivering exceptional service to our customers every day. We rely on our over 311,000 team members to execute our strategy and continue to enhance our products and services to ensure that we remain at the forefront of performance and innovation in the lodging industry.

Our Business and Growth Strategy

The following are key elements of our strategy to become the preeminent global hospitality company—the first choice of guests, team members and owners alike:

•

Expand our Global Footprint. We intend to build on our leading position in the U.S. and expand our global footprint. In February 2006, we reacquired Hilton International Co., which had operated as a separate company since 1964, and in so doing, reacquired its international Hilton branding rights. Reuniting Hilton’s U.S. and international operations has provided us with the platform to grow our business and brands globally. As a result of the reacquisition and focus on global expansion, we currently rank number one or number two in every major region of the world by rooms under construction, based on STR data. We aim to increase the relative contribution of our international operations, which accounted for only 27% of our revenues during the year ended December 31, 2012. Of our new rooms under construction, 78% are located outside of the U.S. We plan to continue to expand our global footprint by introducing the right brands with the right product positioning in targeted markets and allocating business development resources effectively to drive new unit growth in every region of the world.

•	Grow our Fee-Based Businesses. We intend to grow our higher margin, fee-based businesses. We expect to increase the contribution of our management and franchise segment, which already accounts for more than half of our aggregate segment Adjusted EBITDA, through new third-party hotel development and the conversion of existing hotels to our brands. The number of rooms in our management and franchise segment grew by 40% from June 30, 2007 to September 30, 2013 and substantially all of our current development pipeline of 185,699 rooms consists of hotels in this segment. Upon completion, this pipeline of new, third-party owned hotels would result in a 31% increase in our management and franchise room count with minimal capital investment from us. In addition, we aim to increase the average effective franchise fees we receive over time by renewing and entering into new franchise agreements at our current published franchise fee rates.

•	Continue to Increase the Capital Efficiency of our Timeshare Business. Traditionally, timeshare operators have funded 100% of the investment necessary to acquire land and construct timeshare properties. In 2010, we began sourcing timeshare intervals through sales and marketing agreements with third-party developers. These agreements enable us to generate fees from the sales and marketing of the timeshare intervals and club memberships and from the management of the timeshare properties without requiring us to fund acquisition and construction costs. Our supply of third-party developed timeshare intervals has increased to nearly 65,000 as of September 2013, compared to no supply in 2009, and the percentage of sales of timeshare intervals developed by third parties has already increased to 50% for the twelve months ended September 30, 2013. We will continue to seek opportunities to grow our timeshare business through this capital light model.

•	Optimize the Performance of our Owned and Leased Hotels. In addition to utilizing our commercial services platform to enhance the revenue performance of our owned and leased assets, we have focused on maximizing the cost efficiency of the portfolio by implementing labor management practices and systems and reducing fixed costs to drive profitability. Through our disciplined approach to asset management, we have developed and executed on strategic plans for each of our hotels and have invested $1.8 billion in our portfolio since December 31, 2007 to enhance the market position of each property. We expect to continue to enhance the performance of our hotels by improving operating efficiencies, and believe there is an opportunity to drive further improvements in operating margins and Adjusted EBITDA. The Adjusted EBITDA of our owned and leased portfolio for 2012 was still below 2008 levels. Further, at certain of our hotels, we are developing plans for the adaptive reuse of all or a portion of the property to residential, retail or timeshare uses. Finally, we expect to create value over time by opportunistically selling assets and restructuring or exiting leases.

•

Strengthen our Brands and Commercial Services Platform. We intend to enhance our world-class brands through superior brand management by continuing to develop products and services that drive increased RevPAR premiums. We will continue to refine our luxury brands to deliver modern products and service standards that are relevant to today’s luxury traveler. We will continue to position our full-service operating model and product standards to meet evolving customer needs and drive financial results that support incremental owner investment in our hotels. In our focused-service brands, we will continue to position for growth in the U.S., and tailor our products as appropriate to meet the needs of customers and developers outside the U.S. We will continue to innovate and enhance our commercial services platform to ensure we have the most formidable sales, pricing, marketing and distribution platform in the industry to drive premium commercial performance to our entire system of hotels. We also will continue to invest in our Hilton HHonors customer loyalty program to ensure it remains relevant to our customers and drives customer loyalty and value to our hotel owners.

The Hilton Legacy

Our history dates to 1919, when Conrad Hilton purchased his first hotel in Cisco, Texas. During ensuing decades we expanded our hotel portfolio and established a track record of innovation in our industry, including the first in-room televisions, the first airport hotel and the first centralized reservation system for a hospitality company. Key events in our history are illustrated in the following timeline:

We are guided by a common vision, mission and values:

Vision:	To fill the earth with the light and warmth of hospitality.

Mission:	To be the preeminent global hospitality company—the first choice of guests, team members and owners alike.

Values:

Hospitality—We are passionate about delivering exceptional guest experiences.

Integrity—We do the right thing, all the time.

Leadership—We are leaders in our industry and in our communities.

Teamwork—We are team players in everything we do.

Ownership—We are the owners of our actions and decisions.

Now—We operate with a sense of urgency and discipline.

Our Brand Portfolio

The goal of each of our brands is to deliver exceptional customer experiences and superior operating performance. Across our brands, we have improved our overall customer satisfaction ratings over the last five years, which we believe will develop increased customer loyalty to our brands. According to data from STR, all of our brands command premiums in their respective system-wide RevPAR indices, meaning they achieve higher revenue per available room than competitive properties in their respective markets.

		September 30, 2013
Brand(1)	Segment	Countries/ Territories	Hotels	Rooms	Percentage of Total Rooms	Selected Competitors(2)

	Luxury	10	24	10,335	1.5%	Ritz Carlton, Four Seasons, Peninsula, St. Regis, Mandarin Oriental

	Luxury	17	23	7,877	1.2%	Park Hyatt, Sofitel, Intercontinental, JW Marriott, Fairmont

	Upper Upscale	79	554	196,225	29.2%	Marriott, Sheraton, Hyatt, Radisson Blu, Renaissance, Westin, Sofitel, Swissotel, Moevenpick

	Upscale	31	361	90,409	13.5%	Sheraton, Marriott, Crowne Plaza, Wyndham, Radisson, Moevenpick, Hotel Nikko, Holiday Inn, Renaissance

	Upper Upscale	5	214	51,217	7.6%	Renaissance, Sheraton, Hyatt, Residence Inn by Marriott

	Upscale	19	575	79,135	11.8%	Courtyard by Marriott, Holiday Inn, Hyatt Place, Novotel, Aloft, Four Points by Sheraton

	Upper Midscale	15	1,929	189,681	28.2%	Fairfield Inn by Marriott, Holiday Inn Express, Comfort Inn, Quality Inn, La Quinta Inns, Wyngate by Wyndham

	Upscale	3	329	36,237	5.4%	Residence Inn by Marriott, Hyatt House, Staybridge Suites, Candlewood Suites

	Upper Midscale	1	22	2,423	0.4%	Candlewood Suites, AmericInn, Towne Place Suites

	Timeshare	3	41	6,404	1.0%	Marriott Vacation Club, Starwood Vacation Ownership, Hyatt Residence Club, Wyndham Vacations Resorts

(1)	The table above excludes 8 unbranded hotels with 1,983 rooms, representing approximately 0.2% of total rooms.
(2)	The table excludes lesser known regional competitors.

Waldorf Astoria Hotels & Resorts: What began as an iconic hotel in New York City is today a portfolio of 24 luxury hotels and resorts. In landmark destinations around the world, Waldorf Astoria Hotels & Resorts reflect their locations, each providing the inspirational environments and personalized attention that are the source of unforgettable moments. Properties typically include elegant spa and wellness facilities, high-end restaurants, golf courses (at resort properties), 24-hour room service, fitness and business centers, meeting, wedding and banquet facilities and special event and concierge services. We continue to extend the brand’s reach through the development of new properties in some of the world’s most sought after destinations, including recently opened hotels in Berlin, Shanghai and Panama City and hotels under construction in Beijing and Dubai. Between June 30, 2007 and September 30, 2013, we added 19 Waldorf Astoria hotels and 6,569 rooms to our system. There were 13 hotels with 2,592 rooms in the Waldorf Astoria Hotels & Resorts development pipeline as of September 30, 2013.

Conrad Hotels & Resorts: Conrad is a global luxury brand of properties offering guests personalized experiences with sophisticated, locally inspired surroundings and an intuitive service model based on customization and control, as demonstrated by the Conrad Concierge mobile application that enables guest control of on-property amenities and services. Properties typically include convenient and relaxing spa and wellness facilities, enticing restaurants, comprehensive room service, fitness and business centers, multi-purpose meeting facilities and special event and concierge services. With a strong global footprint, Conrad Hotels & Resorts has recently opened hotels in Beijing, Seoul and New York City and plans to add a significant number of new hotels to its portfolio in key gateway cities and resort destinations around the world, such as Hong Kong, Tokyo and Bali. Between June 30, 2007 and September 30, 2013, we added 6 Conrad hotels and 1,860 rooms to our system. There were 12 hotels with 3,238 rooms in the Conrad Hotels & Resorts development pipeline as of September 30, 2013.

Hilton Hotels & Resorts: Hilton is our global flagship brand and ranks number one for global brand awareness in the hospitality industry, with 554 hotels and resorts in 79 countries and territories across six continents. The brand primarily serves business and leisure upper-upscale travelers and meeting groups. Hilton hotels are full-service hotels that typically include meeting, wedding and banquet facilities and special event services, restaurants and lounges, food and beverage services, swimming pools, gift shops, retail facilities and other services. The brand was awarded the Harris Poll EquiTrend Brand of the Year – Full Service Hotel for 2010 and 2011. Between June 30, 2007 and September 30, 2013, we added 46 Hilton hotels and 18,478 rooms to our system. There were 147 hotels with 48,499 rooms in the Hilton Hotels & Resorts development pipeline as of September 30, 2013.

DoubleTree by Hilton: DoubleTree by Hilton is an upscale, full-service hotel designed to provide true comfort to today’s business and leisure travelers. DoubleTree is united by the brand’s CARE (Creating a Rewarding Experience) culture and a warm chocolate chip cookie served at check-in. DoubleTree’s diverse portfolio includes historic icons, small contemporary hotels, resorts and large urban hotels. The brand is growing quickly around the world, both with new-build properties and via conversions of existing properties into DoubleTree hotels. Between June 30, 2007 and September 30, 2013, we added 182 DoubleTree by Hilton hotels and 44,132 rooms to our system. There were 137 hotels with 34,921 rooms in the DoubleTree by Hilton development pipeline as of September 30, 2013.

Embassy Suites Hotels: Embassy Suites are our upper upscale, all-suite hotels that feature two-room guest suites with a separate living room and dining/work area, a complimentary cooked-to-order breakfast and complimentary evening receptions every night. Embassy Suites’ bundled pricing ensures that guests receive value at a single price. Whether traveling for business, with family, with a group, or for leisure, our guests return again and again to experience the consistently award-winning customer service provided at Embassy Suites. Between June 30, 2007 and September 30, 2013, we added 28 Embassy Suites Hotels and 5,329 rooms to our system. There were 27 hotels with 5,321 rooms in the Embassy Suites Hotels development pipeline as of September 30, 2013.

Hilton Garden Inn: Hilton Garden Inn is our award-winning, upscale hotel brand that strives to ensure today’s busy travelers have what they need to be productive on the road. From the Serta Perfect Sleeper bed, to complimentary Internet access, to a comfortable lobby pavilion, Hilton Garden Inn is the brand guests can count on to support them on their journeys. Hilton Garden Inn has received numerous awards, including being ranked by J.D. Power for Highest in Guest Satisfaction in its segment nine out of the past twelve years. Between June 30, 2007 and September 30, 2013, we added 249 Hilton Garden Inn hotels and 34,162 rooms to our system. There were 192 hotels with 30,295 rooms in the Hilton Garden Inn development pipeline as of September 30, 2013.

Hampton: Hampton Inn hotels are our moderately priced upper midscale hotels with limited food and beverage facilities. The Hampton brand also includes Hampton Inn & Suites hotels, which offer both traditional hotel room accommodations and apartment style suites within one property. Across our over 1,900 Hampton locations around the world, guests receive free hot breakfast and free high-speed Internet access, all for a great price and all supported by the Hampton satisfaction guarantee. Hampton’s numerous recognitions include #1 in Entrepreneur Magazine’s 2013, 2012 and 2011 Franchise 500; Travel Weekly Readers’ Choice Awards Survey—Best Mid-Priced Hotel; Hospitality Sales & Marketing Association International Gold and Bronze Adrian Awards; and J.D. Power 2012 Customer Service Champion Award. Between June 30, 2007 and September 30, 2013, we added 500 Hampton hotels and 48,222 rooms to our system. There were 339 hotels with 38,299 rooms in the Hampton development pipeline as of September 30, 2013.

Homewood Suites by Hilton: Homewood Suites by Hilton are our upscale, extended-stay hotels that feature residential style accommodations including business centers, swimming pools, convenience stores and limited meeting facilities. The brand provides the touches, familiarity and comforts of home so that extended-stay travelers can feel at home on the road. Homewood Suites by Hilton is consistently ranked above the competition by guests, thanks to an appealing combination of bundled services and award-winning quality. J.D. Power ranked Homewood Suites by Hilton highest in “Guest Satisfaction among Upper Extended Stay Hotels” in 2013 and highest in segment in 10 out of the last 13 years. Between June 30, 2007 and September 30, 2013, we added 128 Homewood Suites by Hilton hotels and 14,142 rooms to our system. There were 107 hotels with 12,905 rooms in the Homewood Suites by Hilton development pipeline as of September 30, 2013.

Home2 Suites by Hilton: Home2 Suites by Hilton, our newest brand, are upper midscale hotels that provide a modern and savvy option to budget conscious extended-stay travelers. Offering innovative suites with contemporary design and cutting-edge technology, we strive to ensure that our guests are comfortable and productive, whether they are staying a few days or a few months. The hotel offers a complimentary continental breakfast, integrated laundry and exercise facility, recycling and sustainability initiatives and a pet-friendly policy. Home2 Suites by Hilton has grown rapidly since its first hotel opened in 2011, with 22 hotels open, 22 new hotels under construction and 73 additional hotels under development, each as of September 30, 2013. There were 95 hotels with 9,629 rooms in the Home2 Suites by Hilton development pipeline as of September 30, 2013.

Hilton Grand Vacations: Hilton Grand Vacations, or HGV, is our timeshare brand. Ownership of a deeded real estate interest with club membership points provides members with a lifetime of vacation advantages and the comfort and convenience of residential-style resort accommodations in select, renowned vacation destinations. Each club property provides a distinctive setting, while signature elements remain consistent, such as high-quality guest service, spacious units and extensive on-property amenities. HGV’s developed timeshare properties are relatively concentrated in Florida, Nevada, Hawaii and New York, with additional properties available to Club Members at affiliated resorts in the U.S. and internationally. Between June 30, 2007 and September 30, 2013, we have added 8 HGV properties and 2,630 units to our system.

Commercial Services Platform

Our commercial services platform utilizes our global scale and formidable sales, pricing and marketing infrastructure to maximize commercial performance at our hotels, delivering RevPAR index premiums, higher customer loyalty and enhanced financial returns in a cost efficient manner.

•

Hilton HHonors is our award-winning guest loyalty program that supports our portfolio of 10 brands and our entire system of hotels and timeshare properties. The program generates significant repeat business by rewarding guests with points for each stay at any of our more than 4,000 hotels worldwide, which are then redeemable for free hotel nights and other rewards. Members also can earn points with over 125 partners, including airlines, rail and car rental companies, credit card providers and others. The program provides targeted marketing, promotions and customized guest experiences to nearly 39 million members. Our HHonors members represented approximately 50% of our system-wide occupancy and contributed hotel-level revenues of over $9 billion during the nine months ended September 30, 2013. Affiliation with our loyalty programs encourages members to allocate more of their travel spending to our hotels. The percentage of travel spending we capture from loyalty members increases as they move up the tiers of our program. Our HHonors members on average spend four times as much money in our system of hotels than our non-HHonors members. The program is funded by contributions from eligible revenues generated by HHonors members and collected by us from hotels in our system. These funds are applied to reimburse hotels and partners for HHonors points redemptions and to pay for program administrative expenses and marketing initiatives that support the program. The HHonors program has won many awards, including the 2013 Frequent Business Traveler’s GlobeRunner Award for Best Hotel Chain/Group Loyalty Program.

•	Hilton Worldwide Sales provides our portfolio of branded hotels with the advantages of scale, access, experience and regional expertise to more effectively compete for corporate, group and leisure travel business. The team includes over 700 sales professionals who conduct business in over 40 languages from 36 offices on 6 continents. These teams combine to sell directly to our customers, as well as through relationships with corporations, associations and other organizations. We also actively engage the third-party distribution market, where we continue to expand our relationships with leading online travel agencies, travel management companies and global distribution systems.

•	Hilton Reservations and Customer Care (HRCC) provides over-the-phone reservations and customer service, serving our guests 24 hours per day, 7 days per week. HRCC is operated by over 3,000 team members with capabilities in over 10 languages. HRCC provides consistently high levels of customer satisfaction while handling over 30 million customer contacts annually.

•	Global Online Services operates our online and mobile channels. During the nine months ended September 30, 2013, Global Online Services generated over $6 billion in gross bookings, and with new websites and additional local language capability, we continue to ensure our online channels provide a compelling and easy customer experience. Hilton’s mobile applications allow guests to book on-the-go, as well as take advantage of services such as eCheck-In and customized rooms via Requests Upon Arrival. As a result, the total online channel is growing rapidly and is our fastest growing reservations channel in revenue terms. In 2013, a study by Compete, Inc. designated Hilton as #1 in online hotel bookings market share in the U.S.

•	Revenue Management provides tools to assist our hotels in optimizing room rates through the lowest cost distribution channels. Our global revenue management team works together with hotels that have their own on-property revenue management resources. For hotels without dedicated resources, Revenue Management provides a suite of fee-for-service offerings that can handle all of a hotel’s revenue management activities.

•	Information Technology provides integrated solutions that support seamless online and in-person customer experiences. Our global central reservation system provides a single source of inventory and rates, ensuring that all reservation channels share the same information. Our guest profile management system ensures that team members have the information necessary to deliver superior customer experiences. Our proprietary OnQ property management system links our brands and hotels together to enhance customer service, as well as maximizes operational efficiencies. These three core elements of our information technology system are interlinked and deployed across our portfolio, providing us and our hotel owners a unified, integrated view of the business.

•	Hilton Supply Management (HSM) offers procurement solutions for our portfolio of hotels and third-party customers. This global program connects leading suppliers across all hospitality categories including food and beverage, operating supplies, furniture and equipment, and works to secure competitive pricing and timely delivery. In addition, HSM also provides project management services for new hotels and renovations. HSM creates value by ensuring supply chain stability, reducing costs and driving incremental revenue by providing services to third parties and franchisees.

Our Businesses

We operate our business across three segments: (1) management and franchise; (2) ownership; and (3) timeshare. For more information regarding our segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 22: “Business Segments” in our audited consolidated financial statements included elsewhere in this prospectus.

Management and Franchise

Through our management and franchise segment we manage hotels and timeshare properties and license our brands to franchisees. This segment generates its revenue primarily from fees charged to hotel owners and to homeowners’ associations at timeshare properties.

Hotel and Timeshare Management

Our core management services consist of operating hotels under management agreements for the benefit of third parties, who either own or lease the hotels. Under our standard management agreement, we operate a hotel for the benefit of its owner, which either owns or leases the hotel and the associated personal property. Terms of our management agreements vary, but our fees generally consist of a base management fee based on a percentage of each hotel’s gross revenue, and we also may earn an incentive fee based on gross operating profits, cash flow, or a combination thereof. In general, the owner pays all operating and other expenses and reimburses our out-of-pocket expenses. In turn, our managerial discretion typically is subject to approval by the owner in certain major areas, including the approval of annual operating and capital expenditure budgets. As of September 30, 2013, we managed 489 hotels with 140,187 rooms, excluding our owned and leased hotels.

The initial terms of our management agreements for full service hotels typically are 20 years. In certain cases where we have entered into a franchise agreement as well as a management agreement, we classify these hotels as managed hotels in our portfolio. Extension options for our management agreements are negotiated and vary, but typically are more prevalent in full-service hotels. These extensions typically are either for five or ten years and can be exercised once or twice at our or the other party’s option or by mutual agreement.

Some of our management agreements provide early termination rights to hotel owners upon certain events, including the failure to meet certain financial or performance criteria. Performance test measures typically are based upon the hotel’s performance individually and/or in comparison to specified competitive hotels. We often have a cure right by paying an amount equal to the performance shortfall over a specified period, although in some cases our cure rights are limited.

In addition to the third-party owned hotels we manage, we provide management services for 41 timeshare properties owned by homeowners associations and 156 owned, leased and joint venture hotels, from which we recognize management fee revenues.

Franchising

We franchise our brand names, trade and service marks and operating systems to hotel owners under franchise agreements. We do not directly participate in the day-to-day management or operation of franchised hotels. We conduct periodic inspections to ensure that brand standards are maintained and consult with franchisees concerning certain aspects of hotel operations. We approve the location for new construction of franchised hotels, as well as certain aspects of development. In some cases, we provide franchisees with product improvement plans that must be completed in accordance with brand standards to remain in the brand system. As of September 30, 2013, there were 3,394 franchised hotels with 463,084 rooms.

Each franchisee pays us a franchise application fee. Franchisees also pay a royalty fee, generally based on a percentage of the hotel’s total gross room revenue (and a percentage of food and beverage revenue in some brands). In addition to the franchise application fee and royalty fee, franchisees generally pay a monthly program fee based on a percentage of the total gross room revenue that covers the costs of advertising and marketing programs; internet, technology and reservation systems expenses; and quality assurance program costs. Franchisees also are responsible for various other fees and charges, including payments for participation in our Hilton HHonors reward program, training, consultation and procurement of certain goods and services.

Our franchise agreements typically have initial terms of approximately 20 years for new construction and approximately 10 to 20 years for properties that are converted from other brands. At the expiration of the initial term, we may relicense the hotel to the franchisee, at our or the other party’s option or by mutual agreement, for an additional term ranging from 10 to 15 years. We have the right to terminate a franchise agreement upon specified events of default, including nonpayment of fees or noncompliance with brand standards. If a franchise agreement is terminated by us because of a franchisee’s default, the franchisee is contractually required to pay us liquidated damages.

Ownership

We are among the largest hotel owners in the world based upon the number of rooms at our owned, joint venture and leased hotels. Our diverse global portfolio of owned and leased properties includes a number of leading hotels in major gateway cities such as New York, London, San Francisco, Chicago, São Paolo, Sydney and Tokyo. The portfolio includes iconic hotels with significant underlying real estate value, including The Waldorf Astoria New York, the Hilton Hawaiian Village and the London Hilton on Park Lane. Real estate investment was a critical component of the growth of our business in our early years. Our real estate holdings grew over time through new construction, purchases or leases of hotels, investments in joint ventures, and the acquisition of other hotel companies. In recent years, we have expanded our hotel system less through real estate investment and more by increasing the number of management and franchise agreements we have with third-party hotel owners.

We utilize our commercial services platform to enhance the revenue performance of our owned and leased hotels. We have focused on maximizing the cost efficiency and profitability of the portfolio by, among other things, implementing new labor management practices and systems and reducing fixed costs. Through our disciplined approach to asset management, we have developed and executed on strategic plans for each of our hotels to enhance the market position of each property, and at many of our hotels we have renovated guest rooms and public spaces and added or enhanced meeting and retail space to improve profitability. At certain of our hotels, we are evaluating options for the adaptive reuse of all or a portion of the property to residential, retail or timeshare uses.

As of September 30, 2013, our hotel ownership segment included a portfolio of 156 owned and leased hotels (62,251 rooms), all of which we manage. We own and invest in real estate in a variety of ways:

•	Owned Hotels—As of September 30, 2013, we owned 48 hotels (27,046 rooms) that we own outright or through consolidated joint ventures. For some of these properties, we lease the underlying land. Under these ground leases, we typically own the buildings and leasehold improvements and all furniture and equipment located on the leased land; we are responsible for repairs, maintenance, operating expenses, and lease rentals; and we retain nearly complete managerial discretion over operations.

•	Joint Venture Hotels—As of September 30, 2013, we had 32 hotels (12,426 rooms) in which we have a partial, non-controlling financial interest through one or more entities that own or lease the properties. We manage these hotels on behalf of the joint ventures that own them.

•	Leased Hotels—As of September 30, 2013, we leased 76 hotels (22,779 rooms) that we lease directly or through consolidated joint ventures. We have nearly complete control over the management and operation of our leased hotels, but significant alterations to the physical structures of the hotels may require the consent of our landlords. Leases may require the payment of fixed rent payments, variable rent payments based on a percentage of revenue or income, or both.

Timeshare

Our timeshare segment generates revenue from three primary sources:

•	Timeshare Sales—We market and sell timeshare interests owned by Hilton and third parties.

•	Resort Operations—We manage the HGV Club, receiving enrollment fees, annual dues and transaction fees from member exchanges for other vacation products. We generate rental revenue from unit rentals of unsold inventory and inventory made available due to ownership exchanges under our HGV Club program. We also earn revenue from the management of retail and spa outlets at our timeshare properties.

•	Financing—We provide consumer financing, which includes interest income generated from the origination of consumer loans to customers to finance their purchase of timeshare intervals and revenue from servicing the loans on our timeshare properties.

HGV’s primary product is generally a fee-simple timeshare interest deeded in perpetuity. This ownership interest is an interest in real estate equivalent to annual usage rights for approximately one week at the timeshare resort where the timeshare interval was purchased. Each purchaser is automatically enrolled in the HGV Club, giving the purchaser an annual allotment of Club Points that allow the purchaser to exchange his or her annual usage rights for a number of options, including: a priority reservation period to stay at his or her home resort where his or her timeshare interval is deeded, stays at any resort in the HGV system, reservations for experiential travel such as cruises, conversion to Hilton HHonors points for stays at our hotels and other options, including stays at more than 5,000 resorts included in the RCI timeshare vacation exchange network. In addition, we operate the Hilton Club, which is currently limited to the Hilton Club located in New York City, but whose members also enjoy exchange benefits with the HGV Club. As of September 30, 2013, HGV managed a global system of 41 resorts and the HGV Club and the Hilton Club had more than 200,000 members in total.

Starting in 2010, we began sourcing timeshare intervals through sales and marketing agreements with third-party developers. This allows us to sell timeshare units on behalf of third-party developers in exchange for sales, marketing and branding fees on interval sales, and to earn fees from resort operations and the servicing of consumer loans.

Properties

As of September 30, 2013, we managed, franchised, owned or leased 4,080 properties, totaling 671,926 rooms in 90 countries and territories, including:

•	3,883 managed and franchised hotels (603,271 rooms), all of which are owned by third parties, that include

•	3,394 franchised hotels (463,084 rooms) that are operated by third parties, and

•	489 managed hotels (140,187 rooms), all of which we operate under management agreements with third parties;

•	156 owned and leased hotels (62,251 rooms), all of which we manage, that include

•	48 hotels owned by us (27,046 rooms), including through three consolidated joint ventures,

•	32 hotels owned or leased by unconsolidated joint ventures (12,426 rooms), and

•	76 hotels leased by us (22,779 rooms), including through three consolidated joint ventures; and

•	41 timeshare properties (6,404 units), all of which we manage.

Our properties are supported by a number of corporate offices, including our four regional headquarters in McLean, Virginia (Americas), which also serves as our corporate headquarters, Watford, England (Europe), Dubai (Middle East & Africa) and Singapore (Asia Pacific).

As of September 30, 2013, our system included the following properties and rooms, by type, brand and region:

	Owned / Leased(1)		Managed		Franchised		Total
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
Waldorf Astoria Hotels & Resorts
U.S.	2	1,601	13	5,816	—	—	15	7,417
Americas (excluding U.S.)	—	—	1	248	1	984	2	1,232
Europe	1	370	3	672	—	—	4	1,042
MEA	—	—	2	384	—	—	2	384
Asia Pacific	—	—	1	260	—	—	1	260
Conrad Hotels & Resorts
U.S.	—	—	4	1,335	—	—	4	1,335
Americas (excluding U.S.)	—	—	—	—	1	294	1	294
Europe	2	778	1	154	—	—	3	932
MEA	1	617	2	641	—	—	3	1,258
Asia Pacific	—	—	11	3,422	1	636	12	4,058
Hilton Hotels & Resorts
U.S.	23	21,096	43	25,235	181	53,877	247	100,208
Americas (excluding U.S.)	3	1,836	21	7,339	19	5,791	43	14,966
Europe	74	19,008	56	15,798	21	5,309	151	40,115
MEA	6	2,279	43	13,411	1	410	50	16,100
Asia Pacific	8	3,957	48	18,059	7	2,820	63	24,836
DoubleTree by Hilton
U.S.	12	4,456	28	8,204	235	58,254	275	70,914
Americas (excluding U.S.)	—	—	3	637	8	1,217	11	1,854
Europe	—	—	10	3,335	36	5,914	46	9,249
MEA	—	—	2	299	3	431	5	730
Asia Pacific	—	—	22	6,697	2	965	24	7,662
Embassy Suites Hotels
U.S.	18	4,561	39	10,450	150	34,463	207	49,474
Americas (excluding U.S.)	—	—	2	473	5	1,270	7	1,743
Hilton Garden Inn
U.S.	2	290	5	635	509	68,998	516	69,923
Americas (excluding U.S.)	—	—	5	685	23	3,575	28	4,260
Europe	—	—	15	2,620	12	1,751	27	4,371
MEA	—	—	1	180	—	—	1	180
Asia Pacific	—	—	3	401	—	—	3	401
Hampton Inn
U.S.	1	130	52	6,556	1,796	172,707	1,849	179,393
Americas (excluding U.S.)	—	—	5	594	53	6,642	58	7,236
Europe	—	—	4	492	17	2,488	21	2,980
Asia Pacific	—	—	—	—	1	72	1	72
Homewood Suites by Hilton
U.S.	—	—	38	4,342	280	30,725	318	35,067
Americas (excluding U.S.)	—	—	1	102	10	1,068	11	1,170
Home2 Suites by Hilton
U.S.	—	—	—	—	22	2,423	22	2,423
Other	3	1,272	5	711	—	—	8	1,983

Lodging	156	62,251	489	140,187	3,394	463,084	4,039	665,522
Hilton Grand Vacations	—	—	41	6,404	—	—	41	6,404

Total	156	62,251	530	146,591	3,394	463,084	4,080	671,926

(1)	Includes hotels owned or leased by entities in which we own a non-controlling interest.

Owned or Controlled Hotels

As of September 30, 2013, we owned a majority or controlling financial interest in the following 48 hotels, representing 27,046 rooms.

Property	Location	Rooms	Ownership
Waldorf Astoria Hotels & Resorts
The Waldorf Astoria New York	New York, NY, USA	1,413	100%
Hilton Hotels & Resorts
Hilton Hawaiian Village Beach Resort & Spa	Honolulu, HI, USA	2,860	100%
Hilton New York	New York, NY, USA	1,981	100%
Hilton San Francisco Union Square	San Francisco, CA, USA	1,908	100%
Hilton New Orleans Riverside	New Orleans, LA, USA	1,622	100%
Hilton Chicago	Chicago, IL, USA	1,544	100%
Hilton Waikoloa Village	Waikoloa, HI, USA	1,241	100%
Caribe Hilton	San Juan, Puerto Rico	915	100%
Hilton Chicago O’Hare Airport	Chicago, IL, USA	860	100%
Hilton Orlando Lake Buena Vista	Orlando, FL, USA	814	100%
Hilton Boston Logan Airport	Boston, MA, USA	599	100%
Hilton Sydney	Sydney, Australia	579	100%
Pointe Hilton Squaw Peak Resort	Phoenix, AZ, USA	563	100%
Hilton Miami Airport	Miami, FL, USA	508	100%
Hilton Atlanta Airport	Atlanta, GA, USA	507	100%
Hilton São Paulo Morumbi	São Paulo, Brazil	503	100%
Hilton McLean Tysons Corner	McLean, VA, USA	458	100%
Hilton Seattle Airport & Conference Center	Seattle, WA, USA	396	100%
Hilton Oakland Airport	Oakland, CA, USA	359	100%
Hilton Paris Orly Airport	Paris, France	340	100%
Hilton Durban	Durban, South Africa	327	100%
Hilton New Orleans Airport	Kenner, LA, USA	317	100%
Hilton Short Hills	Short Hills, NJ, USA	304	100%
Hilton Amsterdam Airport Schiphol	Schiphol, Netherlands	277	100%
Hilton Blackpool	Blackpool, United Kingdom	274	100%
Hilton Rotterdam	Rotterdam, Netherlands	254	100%
Hilton Suites Chicago/Oak Brook	Oakbrook Terrace, IL, USA	211	100%
Hilton Belfast	Belfast, United Kingdom	198	100%
Hilton London Islington	London, United Kingdom	184	100%
Hilton Edinburgh Grosvenor	Edinburgh, United Kingdom	184	100%
Hilton Coylumbridge	Coylumbridge, United Kingdom	175	100%
Hilton Bath City	Bath, United Kingdom	173	100%
Hilton Nuremberg	Nuremberg, Germany	152	100%
Hilton Milton Keynes	Milton Keynes, United Kingdom	138	100%
Hilton Templepatrick Hotel & Country Club	Templepatrick, United Kingdom	129	100%
Hilton Sheffield	Sheffield, United Kingdom	128	100%
Hilton Portsmouth(1)	Portsmouth, United Kingdom	119	100%
DoubleTree by Hilton
DoubleTree Hotel Crystal City—National Airport	Arlington, VA, USA	631	100%
DoubleTree Hotel San Jose	San Jose, CA, USA	505	100%
DoubleTree Hotel Ontario Airport	Ontario, CA, USA	482	67%
DoubleTree Spokane-City Center	Spokane, WA, USA	375	10%
Fess Parker’s DoubleTree Resort Santa Barbara	Santa Barbara, CA, USA	360	50%
Embassy Suites Hotels
Embassy Suites Washington D.C.	Washington, D.C., USA	318	100%
Embassy Suites Austin—Downtown/Town Lake	Austin, TX, USA	259	100%
Embassy Suites Phoenix—Airport at 24th Street	Phoenix, AZ, USA	182	100%
Hilton Garden Inn
Hilton Garden Inn LAX/El Segundo	El Segundo, CA, USA	162	100%
Hilton Garden Inn Chicago/Oak Brook	Oakbrook Terrace, IL, USA	128	100%
Hampton Inn
Hampton Inn & Suites Memphis—Shady Grove	Memphis, TN, USA	130	100%

(1)	On October 3, 2013, we entered into an agreement to sell this property with an expected closing date in the fourth quarter of 2013.

Joint Venture Hotels

As of September 30, 2013, we had a minority or noncontrolling financial interest in and operated 32 properties, representing 12,426 rooms. We have a right of first refusal to purchase additional equity interests in certain of these joint ventures. We manage each of the partially owned hotels for the entity owning the hotel.

Property	Location	Rooms	Ownership
Waldorf Astoria Hotels & Resorts
The Waldorf Astoria Chicago	Chicago, IL, USA	188	15%
Conrad Hotels & Resorts
Conrad Cairo	Cairo, Egypt	617	10%
Conrad Istanbul	Istanbul, Turkey	587	25%
Conrad Dublin	Dublin, Ireland	191	25%
Hilton Hotels & Resorts
Hilton Orlando—Orange County Convention Center	Orlando, FL	1,417	20%
Hilton San Diego Bayfront	San Diego, CA, USA	1,190	25%
Hilton Tokyo Bay	Urayasu-shi, Japan	818	24%
Hilton Berlin	Berlin, Germany	601	40%
Capital Hilton	Washington, D.C., USA	544	25%
Hilton Nagoya	Nagoya, Japan	448	24%
Hilton La Jolla Torrey Pines	La Jolla, CA, USA	394	25%
Hilton Mauritius Resort & Spa	Flic-en-Flac, Mauritius	193	20%
Hilton Imperial Dubrovnik	Dubrovnik, Croatia	147	18%
DoubleTree by Hilton
DoubleTree Las Vegas Airport	Las Vegas, NV, USA	190	50%
DoubleTree Guest Suites Austin	Austin, TX, USA	188	10%
DoubleTree Hotel Missoula/Edgewater	Missoula, MT, USA	171	50%
Embassy Suites Hotels
Embassy Suites Atlanta—at Centennial Olympic Park	Atlanta, GA, USA	321	36%
Embassy Suites Alexandria—Old Town	Alexandria, VA, USA	288	50%
Embassy Suites Parsippany	Parsippany, NJ, USA	274	50%
Embassy Suites Kansas City—Plaza	Kansas City, MO, USA	266	50%
Embassy Suites Chicago—Lombard/Oak Brook	Lombard, IL, USA	262	50%
Embassy Suites Secaucus—Meadowlands	Secaucus, NJ, USA	261	50%
Embassy Suites San Antonio—International Airport	San Antonio, TX, USA	261	50%
Embassy Suites Austin—Central	Austin, TX, USA	260	50%
Embassy Suites Baltimore—at BWI Airport	Linthicum, MD, USA	251	10%
Embassy Suites Sacramento—Riverfront Promenade	Sacramento, CA, USA	242	25%
Embassy Suites Atlanta—Perimeter Center	Atlanta, GA, USA	241	50%
Embassy Suites San Rafael—Marin County	San Rafael, CA, USA	235	50%
Embassy Suites Raleigh—Crabtree	Raleigh, NC, USA	225	50%
Embassy Suites San Antonio—NW I-10	San Antonio, TX, USA	216	50%
Embassy Suites Kansas City—Overland Park	Overland Park, KS, USA	199	50%
Other
Myrtle Beach Kingston Plantation (condo management company)	Myrtle Beach, SC, USA	740	50%

Leased Hotels

As of September 30, 2013, we leased the following 76 hotels, representing 22,779 rooms.

Property	Location	Rooms
Waldorf Astoria Hotels & Resorts
Waldorf Astoria Rome Cavalieri	Rome, Italy	370
Hilton Hotels & Resorts
Hilton Tokyo(1)	(Shinjuku-ku) Tokyo, Japan	812
Hilton Ramses	Cairo, Egypt	771
Hilton London Kensington	London, United Kingdom	601
Hilton Vienna	Vienna, Austria	579
Hilton Tel Aviv	Tel Aviv, Israel	560
Hilton Osaka(1)	Osaka, Japan	525
Hilton Istanbul	Istanbul, Turkey	499
Hilton Salt Lake City	Salt Lake City, UT, USA	499
Hilton Munich Park	Munich, Germany	484
Hilton Munich City	Munich, Germany	480
London Hilton on Park Lane	London, United Kingdom	453
Hilton Diagonal Mar Barcelona	Barcelona, Spain	433
Hilton Mainz	Mainz, Germany	431
Hilton Trinidad & Conference Centre	Port of Spain, Trinidad	418
Hilton London Heathrow Airport	London, United Kingdom	398
Hilton Izmir	Izmir, Turkey	380
Hilton London Docklands Riverside	London, United Kingdom	378
Hilton Addis Ababa	Addis Ababa, Ethiopia	372
Hilton Vienna Danube	Vienna, Austria	367
Hilton Frankfurt	Frankfurt, Germany	342
Hilton Brighton Metropole	Brighton, United Kingdom	340
Hilton Sandton	Sandton, South Africa	329
Hilton Brisbane	Brisbane, Australia	319
Hilton Glasgow	Glasgow, United Kingdom	319
Hilton Milan	Milan, Italy	319
Hilton Ankara	Ankara, Turkey	315
Hilton Adana	Adana, Turkey	308
Hilton Waldorf	London, United Kingdom	298
Hilton Cologne	Cologne, Germany	296
Hilton Slussen	Stockholm, Sweden	289
Hilton Nairobi(1)	Nairobi, Kenya	287
Hilton Madrid Airport	Madrid, Spain	284
Hilton Parmelia Perth	Parmelia Perth, Australia	284
Hilton London Canary Wharf	London, United Kingdom	282
Hilton Amsterdam	Amsterdam, Netherlands	271
Hilton Newcastle Gateshead	Newcastle Upon Tyne, United Kingdom	254
Hilton Bonn	Bonn, Germany	252
Hilton London Tower Bridge	London, United Kingdom	245
Hilton London Stansted Airport	Stansted, United Kingdom	239
Hilton Manchester Airport	Manchester, United Kingdom	230
Hilton Vienna Plaza	Vienna, Austria	222
Hilton Basel	Basel, Switzerland	220
Hilton Bracknell	Bracknell, United Kingdom	215
Hilton Antwerp	Antwerp, Belgium	210

Property	Location	Rooms
Hilton Reading	Reading, United Kingdom	210
Hilton Leeds City	Leeds, United Kingdom	208
Hilton Watford	Watford, United Kingdom	200
Hilton Mersin	Mersin, Turkey	186
Hilton Warwick/Stratford-upon-Avon	Warwick, United Kingdom	181
Hilton Leicester	Leicester, United Kingdom	179
Hilton Innsbruck	Innsbruck, Austria	176
Hilton Nottingham	Nottingham, United Kingdom	176
Hilton Odawara Resort & Spa	Odawara City, Japan	172
Hilton St. Anne’s Manor, Bracknell	Wokingham, United Kingdom	170
Hilton Croydon	Croydon, United Kingdom	168
Hilton London Green Park	London, United Kingdom	163
Hilton Cobham	Cobham, United Kingdom	158
Hilton Paris La Defense	Paris, France	153
Hilton East Midlands	Derby, United Kingdom	152
Hilton Maidstone	Maidstone, United Kingdom	146
Hilton Avisford Park, Arundel	Arundel, United Kingdom	140
Hilton Northampton	Northampton, United Kingdom	139
Hilton London Hyde Park	London, United Kingdom	132
Hilton York	York, United Kingdom	131
Hilton Mainz City	Mainz, Germany	127
Hilton Bradford(2)	Bradford, United Kingdom	121
Hilton ParkSA Istanbul	Istanbul, Turkey	117
Hilton Puckrup Hall, Tewkesbury	Tewkesbury, United Kingdom	112
Hilton Glasgow Grosvenor	Glasgow, United Kingdom	97
DoubleTree by Hilton
DoubleTree Hotel Seattle Airport	Seattle, WA, USA	850
DoubleTree Hotel San Diego-Mission Valley	San Diego, CA, USA	300
DoubleTree Hotel Sonoma Wine Country	Rohnert Park, CA, USA	245
DoubleTree Hotel Durango	Durango, CO, USA	159
Other
Scandic Hotel Sergel Plaza	Stockholm, Sweden	403
The Trafalgar London	London, United Kingdom	129

(1)	We own a majority or controlling financial interest, but less than a 100% interest, in entities that lease these properties.
(2)	On October 7, 2013, we purchased this property from the lessor.

Other Properties

Other non-operating real estate holdings include a centralized operations center and a centralized data center, both located in Memphis, Tennessee; and a Hilton Reservations and Customer Care office in Carrollton, Texas.

Corporate Headquarters and Regional Offices

Our corporate headquarters are located at 7930 Jones Branch Drive, McLean, Virginia 22102. These offices consist of approximately 160,596 square feet of leased space. The lease for this property initially expires on December 31, 2019, with options to renew and increase the rentable square feet.

Additionally, we lease the following properties to support our operations:

•	European Regional office in Watford, United Kingdom;

•	Asia Pacific Regional office in Singapore;

•	Middle East and Africa Regional office in Dubai, United Arab Emirates;

•	Hilton HHonors and other commercial services office in Addison, Texas;

•	Hilton Grand Vacations headquarters in Orlando, Florida; and

•	Timeshare sales offices in Honolulu, Hawaii, Las Vegas, Nevada, New York, New York, Orlando, Florida, Tumon Bay, Guam and Tokyo, Japan.

We believe that our existing office properties are in good condition and are sufficient and suitable for the conduct of our business. In the event we need to expand our operations, we believe that suitable space will be available on commercially reasonable terms.

Corporate Responsibility

We are committed to responsible global citizenship. We also believe being a good corporate citizen is a smart business practice and creates long-term value for our stockholders, team members, hotel owners, customers and operating communities. Through our corporate responsibility platform, Travel with Purpose, we focus on four areas where we can have the greatest impact: creating opportunities for current and future team members; strengthening our local operating communities; celebrating cultures and global connections; and living sustainably through the measurement, analysis and improvement of our use of natural resources. We engage in a number of programs and partnerships that complement our global footprint and provide financial, volunteer and in-kind support to organizations and issues that are committed to our focus areas. Our commitment to responsible global citizenship includes:

•	becoming one of the first global, multi-brand hospitality companies to make sustainability performance a brand standard through the creation of LightStay, our proprietary sustainability measurement tool;

•	saving an estimated $253 million in the four years since establishing our sustainability goals in 2008. Our efficiency projects across our participating hotels have delivered a 12% reduction of energy use; a 13% reduction of carbon output; a 25% reduction of waste output; and a 10% reduction of water use. In 2012 we exceeded both the waste and water reduction targets we set in 2008;

•	being one of the first multi-brand hospitality companies to receive ISO 9001 certification for Quality Management Systems and ISO 14001 certification for Environmental Management Systems across our entire hotel portfolio;

•	signing the ECPAT Tourism Child-Protection Code of Conduct in 2011. Our efforts included training more than 1,000 general managers and hotel team members on child trafficking awareness and prevention and supporting public education efforts;

•	launching our Global Team Member Volunteer Program in 2012, which has resulted in team members volunteering over 136,000 hours of service to their communities;

•	creating our Travel with Purpose Action Grants program in 2013, an initiative that offers small grants to local community partners in the areas of sustainability awareness, youth education and life skills training and human rights; and

•	pledging to hire 10,000 U.S. military veterans over the next five years as part of Operation: Opportunity, a new program we established in 2013 to help veterans and their families with job opportunities and career development in the hospitality sector. This program complements our global commitment to youth employment and creating opportunities for young people in the hospitality sector.

Competition

We encounter active and robust competition as a hotel, residential, resort and timeshare manager, franchisor and developer. Competition in the hotel and lodging industry generally is based on the attractiveness of the facility, location, level of service, quality of accommodations, amenities, food and beverage options and outlets, public spaces and other guest services, consistency of service, room rate, brand reputation and the ability to earn and redeem loyalty program points through a global system. Our properties and brands compete with other hotels, resorts, motels and inns in their respective geographic markets or customer segments, including facilities owned by local interests, individuals, national and international chains, institutions, investment and pension funds and real estate investment trusts, or REITs. We believe that our position as a multi-branded owner, operator, manager and franchisor of hotels makes us one of the largest and most geographically diverse lodging companies in the world.

Our principal competitors include other branded and independent hotel operating companies, national and international hotel brands and ownership companies, including hotel REITs. While local and independent brand competitors vary, on a global scale our primary competitors are firms such as Accor S.A., Carlson Rezidor Group, Fairmont Raffles Hotels International, Hong Kong and Shanghai Hotels, Limited, Hyatt Hotels Corporation, Intercontinental Hotel Group, Marriott International, Mövenpick Hotels and Resorts, Starwood Hotels & Resorts Worldwide and Wyndham Worldwide Corporation.

In the timeshare business, we compete with other hotel and resort timeshare operators for sales of timeshare intervals based principally on location, quality of accommodations, price, financing terms, quality of service, terms of property use and opportunity for timeshare owners to exchange into time at other timeshare properties or other travel rewards. In addition, we compete based on brand name recognition and reputation, as well as with national and independent timeshare resale companies and owners reselling existing timeshare intervals, which could reduce demand or prices for sales of new timeshare intervals. Our competitors in the timeshare space include Hyatt Residence Club, Marriott Vacations Worldwide Corp., Starwood Vacation Ownership and Wyndham Vacation Resorts.

Seasonality

The hospitality industry is seasonal in nature. The periods during which our lodging properties experience higher revenues vary from property to property, depending principally upon location and the customer-base served. We generally expect our revenues to be lower in the first quarter of each year than in each of the three subsequent quarters, with the fourth quarter being the highest.

Cyclicality

The hospitality industry is cyclical and demand generally follows, on a lagged basis, key macroeconomic indicators. There is a history of increases and decreases in demand for hotel rooms, in occupancy levels and in room rates realized by owners of hotels through economic cycles. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results for owners and managers of hotel properties. The costs of running a hotel tend to be more fixed than variable. As a result, in an environment of declining revenues the rate of decline in earnings can be higher than the rate of decline in revenues. The vacation ownership business also is cyclical as the demand for vacation ownership units is affected by the availability and cost of financing for purchases of vacation ownership units, as well as general economic conditions and the relative health of the housing market.

Intellectual Property

In the highly competitive hospitality industry in which we operate, trademarks, service marks, trade names and logos are very important to the success of our business. We have a significant number of trademarks, service marks, trade names, logos and pending registrations and expend significant resources each year on surveillance, registration and protection of our trademarks, service marks, trade names and logos, which we believe have become synonymous in the hospitality industry with a reputation for excellence in service and authentic hospitality.

Government Regulation

Our business is subject to various foreign and U.S. federal and state laws and regulations, including: laws and regulations that govern the offer and sale of franchises, many of which impose substantive requirements on franchise agreements and require that certain materials be registered before franchises can be offered or sold in a particular state; and extensive state and federal laws and regulation relating to our timeshare business, primarily relating to the sale and marketing of timeshare intervals.

In addition, a number of states regulate the activities of hospitality properties and restaurants, including the sale of liquor at such properties, by requiring licensing, registration, disclosure statements and compliance with specific standards of conduct. Operators of hospitality properties also are subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of our properties and could otherwise adversely affect our operations.

We also manage and own hotels with casino gaming operations as part of or adjacent to the hotels. However, with the exception of casinos at certain of our properties in Puerto Rico and one property in Egypt, third parties manage and operate the casinos. We hold and maintain the casino gaming license and manage the casinos located in Puerto Rico and Egypt and employ third-party compliance consultants and service providers. As a result, our business operations at these facilities are subject to the licensing and regulatory control of the local regulatory agency responsible for gaming licenses and operations in those jurisdictions.

Finally, as an international owner, operator and franchisor of hospitality properties in 90 countries and territories, we also are subject to the local laws and regulations in each country in which we operate, including employment laws and practices, privacy laws, tax laws, which may provide for tax rates that exceed those of the United States and which may provide that our foreign earnings are subject to withholding requirements or other restrictions, unexpected changes in regulatory requirements or monetary policy and other potentially adverse tax consequences.

Environmental Matters

We are subject to certain requirements and potential liabilities under various foreign and U.S. federal, state and local environmental, health and safety laws and regulations and incur costs in complying with such requirements. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. In addition to investigation and remediation liabilities that could arise under such laws, we may also face personal injury, property damage, fines or other claims by third parties concerning environmental compliance or contamination. In addition to our hotel accommodations, we operate a number of laundry facilities located in certain areas where we have multiple properties. We use and store hazardous and toxic substances, such as cleaning materials, pool chemicals, heating oil and fuel for back-up generators at some of our facilities, and we generate certain wastes in connection with our operations. Some of our properties include older buildings, and some may have, or may historically have had, dry-cleaning facilities and underground storage tanks for heating oil and back-up generators. We have from time to time been responsible for investigating and remediating contamination at some of our facilities, such as contamination that has been discovered when we have removed underground storage tanks, and we could be held responsible for any contamination resulting from the disposal of wastes that we generate, including at locations where such wastes have been sent for disposal. In some cases, we may be entitled to indemnification from the party that caused the contamination, or pursuant to our management or franchise agreements, but there can be no assurance that we would be able to recover all or any costs we incur in addressing such problems. From time to time, we may also be required to manage, abate, remove or contain mold, lead, asbestos-containing materials, radon gas or other hazardous conditions found in or on our properties. We have implemented an on-going operations and maintenance plan at each of our owned and operated properties that seeks to identify and remediate these conditions as appropriate. Although we have incurred, and expect that we will continue to incur, costs relating to the investigation, identification and remediation of hazardous materials known or discovered to exist at our properties, those costs have not had, and are not expected to have, a material adverse effect on our financial condition, results of operations or cash flow.

Insurance

We maintain insurance coverage for general liability, property including business interruption, terrorism, workers’ compensation and other risks with respect to our business for all of our owned hotels. Most of our insurance policies are written with self-insured retentions or deductibles that are common in the insurance market for similar risks. These policies provide coverage for claim amounts that exceed our self-insured retentions or deductibles. Our insurance provides coverage related to any claims or losses arising out of the design, development and operation of our hotels.

U.S. hotels that we manage are permitted to participate in our insurance programs by mutual agreement with our hotel owners or, if not participating, must purchase insurance programs consistent with our requirements. U.S. franchised hotels are not permitted to participate in our insurance programs but rather must purchase insurance programs consistent with our requirements. Non-U.S. managed and franchised hotels are required to participate in certain of our insurance programs. All other insurance programs purchased by hotel owners must meet our requirements. In addition, our management and franchise agreements typically include provisions requiring the owner of the hotel property to indemnify us against losses arising from the design, development and operation of our hotels.

Employees

Our talent management strategy is driven by the simple principle of hiring the best person for each job and giving them the opportunity to do great work and to grow in their career. As of September 30, 2013, approximately 151,000 people were employed at our managed, owned, leased, timeshare and corporate locations in 90 countries and territories around the world. There are an additional estimated 160,000 individuals working at our franchised locations that we do not employ or supervise.

Approximately 27% of our employees globally (or 30% of our employees in the United States) are covered by various collective bargaining agreements generally addressing pay rates, working hours, other terms and conditions of employment, certain employee benefits and orderly settlement of labor disputes.

Legal Proceedings

We are involved in various claims and lawsuits arising in the normal course of business, some of which include claims for substantial sums, including proceedings involving tort and other general liability claims, employee claims, consumer protection claims and claims related to our management of certain hotel properties. Most occurrences involving liability, claims of negligence and employees are covered by insurance with solvent insurance carriers. For those matters not covered by insurance, which include commercial matters, we recognize a liability when we believe the loss is probable and can be reasonably estimated. The ultimate results of claims and litigation cannot be predicted with certainty. We believe we have adequate reserves against such matters. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect our future results of operations in a particular period.

In re On-Line Travel Company (OTC)/Hotel Booking Antitrust Litigation

We are a defendant in a federal multi-district litigation, currently pending in the U.S. District Court for the Northern District of Texas, which consolidates 30 previously separate actions originally filed in federal courts between August 2012 and February 2013. The consolidated amended complaint alleges that approximately a dozen hotel and online travel company defendants engaged in an anti-competitive scheme to fix the prices of hotel rooms in violation of federal and state antitrust and consumer protection laws. The defendants have filed a joint motion to dismiss the amended complaint on the basis that, among other things, the plaintiffs have failed to demonstrate facts sufficient to support their allegations of an industry-wide conspiracy. We dispute the allegations and will defend our interests vigorously. We currently do not believe the ultimate outcome of this litigation will have a material effect on our consolidated financial position, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus. We expect that the director nominee listed below will be elected to our board of directors as an additional independent director prior to the completion of this offering.

Name	Age	Position
Christopher J. Nassetta	51	President, Chief Executive Officer and Director
Jonathan D. Gray	43	Chairman of the Board of Directors
Michael S. Chae	45	Director
Tyler S. Henritze	33	Director
Judith A. McHale	66	Director
John G. Schreiber	67	Director
Elizabeth A. Smith	50	Director Nominee
Douglas M. Steenland	62	Director
William J. Stein	51	Director
Kristin A. Campbell	52	Executive Vice President and General Counsel
Ian R. Carter	52	Executive Vice President and President, Development, Architecture and Construction
Jeffrey A. Diskin	52	Executive Vice President, Commercial Services
James E. Holthouser	54	Executive Vice President, Global Brands
Kevin J. Jacobs	41	Executive Vice President and Chief Financial Officer
Matthew W. Schuyler	48	Executive Vice President and Chief Human Resources Officer
Mark D. Wang	56	Executive Vice President, Global Sales and President, Hilton Grand Vacations

Christopher J. Nassetta joined Hilton Worldwide as President and Chief Executive Officer in December 2007 and has served as a director of Hilton Worldwide since that time. Previously, he was President and Chief Executive Officer of Host Hotels and Resorts, Inc., a position he held from May 2000 until October 2007. He joined Host in 1995 as Executive Vice President and was elected Chief Operating Officer in 1997. Before joining Host, Mr. Nassetta co-founded Bailey Capital Corporation, a real estate investment and advisory firm, in 1991. Prior to this, he spent seven years at The Oliver Carr Company, a commercial real estate company, where he ultimately served as Chief Development Officer. Mr. Nassetta is an Advisory Board member for the McIntire School of Commerce at the University of Virginia and is Vice Chairman of the Corporate Fund for The John F. Kennedy Center for the Performing Arts. He is a member of Federal City Council, a member of the Steering Committee of Partners for a New Beginning, and is on the boards of the International Youth Foundation, the Wolf Trap Foundation for the Performing Arts, the Economic Club of Washington, D.C. and CoStar Group, Inc. He is also a member and a past Chairman of The Real Estate Roundtable, an Executive Committee member of the World Travel & Tourism Council and has served in various positions at the Arlington Free Clinic. Mr. Nassetta graduated from the McIntire School of Commerce at the University of Virginia with a degree in Finance.

Jonathan D. Gray has served as a director of Hilton Worldwide since 2007. Mr. Gray has served as Blackstone’s global head of real estate since January 2012 and a member of the board of directors of Blackstone since February 2012. He also sits on Blackstone’s management and executive committees. Prior to being named global head of real estate at Blackstone, Mr. Gray served as a senior managing director and co-head of real estate from January 2005 to December 2011. Since joining Blackstone in 1992, Mr. Gray has helped build the largest private equity real estate platform in the world with $69 billion in investor capital under management as of September 30, 2013. Mr. Gray received a B.S. in Economics from the Wharton School, as well as a B.A. in English from the College of Arts and Sciences at the University of Pennsylvania, where he graduated magna cum laude and was elected to Phi Beta Kappa. He currently serves as a board member of the Pension Real Estate Association and Trinity School and is Chairman of the Board of Harlem Village Academies. Mr. Gray and his wife, Mindy, recently established the Basser Research Center at the University of Pennsylvania School of Medicine focused on the prevention and treatment of certain genetically caused breast and ovarian cancers.

Michael S. Chae has served as a director of Hilton Worldwide since 2007. Mr. Chae has been a senior managing director of Blackstone since January 2005 and serves as head of international private equity at Blackstone. Since joining Blackstone, Mr. Chae has been involved in numerous private equity investments for Blackstone globally. Before joining Blackstone, he worked at The Carlyle Group, L.P. and prior to that, with Dillon, Read & Co. He serves as a member of the Board of Trustees of the Lawrenceville School. Mr. Chae graduated from Harvard College, and received an M.Phil. from Cambridge University and a J.D. from Yale Law School.

Tyler S. Henritze has served as a director of Hilton Worldwide since 2013. Mr. Henritze has been a senior managing director in the real estate group at Blackstone since January 2013 and currently focuses on investment opportunities in the lodging sector. Prior to being named a senior managing director at Blackstone, Mr. Henritze served as a managing director from January 2011 to December 2012 and as principal from January 2009 to December 2010. Since joining Blackstone in 2004, Mr. Henritze has been involved in over $50 billion of real estate investments across all property types. He played a key role in acquisitions including Motel 6, Duke Realty Office Portfolio, Valad Property Group, Extended Stay Hotels, Equity Office Properties Trust, CarrAmerica Realty, La Quinta and Wyndham International. Before joining Blackstone, Mr. Henritze worked at Merrill Lynch in the real estate investment banking group and was involved in a variety of debt, equity and M&A transactions. Mr. Henritze received a B.S. in Commerce from The McIntire School at the University of Virginia, where he graduated with distinction. He is a member of the IREFAC Council of the American Hotel and Lodging Association and is active with City Year NY, serving on its investment community board.

Judith A. McHale has served as a director of Hilton Worldwide since 2013. Ms. McHale has served as President and Chief Executive Officer of Cane Investments, LLC since August 2011. From May 2009 to July 2011, Ms. McHale served as Under Secretary of State for Public Diplomacy and Public Affairs for the U.S. Department of State. From 2006 to March 2009, Ms. McHale served as a Managing Partner in the formation of GEF/Africa Growth Fund. Prior to that, Ms. McHale served as the President and Chief Executive Officer of Discovery Communications. Ms. McHale currently serves on the board of directors of Ralph Lauren Corporation and SeaWorld Entertainment, Inc. Ms. McHale graduated from the University of Nottingham in England and Fordham University School of Law.

John G. Schreiber has served as a director of Hilton Worldwide since 2007. Mr. Schreiber has served as the President of Centaur Capital Partners since April 1991 and a Partner and Co-Founder of Blackstone Real Estate Advisors (BREA) since October 1992. As Co-Chairman of the BREA Investment Committee, Mr. Schreiber has overseen all Blackstone real estate investments since 1992. During the past 20 years, Blackstone has invested over $40 billion of equity in a wide variety of real estate transactions. Previously, Mr. Schreiber served as Chairman and CEO of JMB Urban Development Co. and Executive Vice President of JMB Realty Corp. During his twenty-year career at JMB, Mr. Schreiber was responsible for over $10 billion of firm and client real estate investments and had overall responsibility for the firm’s shopping center development activities. Mr. Schreiber is a past board member of Urban Shopping Centers, Inc., Host Hotels & Resorts, Inc., The Rouse Company, AMLI Residential Properties Trust and General Growth Properties and he currently serves on the board of JMB Realty Corp., Brixmor Property Group and Blackstone Mortgage Trust and is a director/trustee to the mutual funds managed by T. Rowe Price Associates. Mr. Schreiber graduated from Loyola University of Chicago and received an M.B.A. from Harvard Business School.

Elizabeth A. Smith is a nominee to our board of directors. Ms. Smith has served as Chairman of the Board of Directors of Bloomin’ Brands, Inc. since January 2012 and has served as its Chief Executive Officer and a Director since November 2009. From September 2007 to October 2009, Ms. Smith was President of Avon

Products, Inc., a global beauty products company, and was responsible for its worldwide product-to-market processes, infrastructure and systems, including Global Brand Marketing, Global Sales, Global Supply Chain and Global Information Technology. In January 2005, Ms. Smith joined Avon Products, Inc. as President, Global Brand, and was given the additional role of leading Avon North America in August 2005. From September 1990 to November 2004, Ms. Smith worked in various capacities at Kraft Foods Inc. and from November 2004 to December 2008, served as a director of Carter’s, Inc. Ms. Smith is a member of the board of directors and audit committee member of Staples, Inc. Ms. Smith holds a bachelor’s degree, Phi Beta Kappa, from the University of Virginia and an M.B.A. from the Stanford Graduate School of Business.

Douglas M. Steenland has served as a director of Hilton Worldwide since 2009. Mr. Steenland worked for Northwest Airlines Corporation from September 1991 to October 2008, serving as Chief Executive Officer from April 2004 to October 2008 and as President from February 2001 to April 2004. During his tenure at Northwest Airlines, he also served as Executive Vice President, Chief Corporate Officer and Senior Vice President and General Counsel. Mr. Steenland was Chief Executive Officer of Northwest Airlines at the time it filed for Chapter 11 bankruptcy in 2005 following a period of rising fuel prices and other challenges and oversaw its emergence from bankruptcy in 2007. Mr. Steenland retired from Northwest Airlines upon its merger with Delta Air Lines, Inc. Prior to his time at Northwest Airlines, Mr. Steenland was a senior partner at a Washington, D.C. law firm that is now part of DLA Piper. Mr. Steenland is currently a director of American International Group, Inc., where he serves on the finance and risk management committee and the regulatory, compliance and public policy committee; Chrysler Group LLC, where he serves on the audit committee; Digital River, Inc., where he serves on the compensation committee; and Travelport Limited, where he serves on the compensation and audit committees and International Lease Finance Corporation, where he serves as a member of the board. In the past five years, Mr. Steenland has also served as a director of Delta Airlines, Inc. and Northwest Airlines Corporation. Mr. Steenland received a B.A. from Calvin College and is a graduate from The George Washington University Law School.

William J. Stein has served as a director of Hilton Worldwide since 2007. Mr. Stein has been a senior managing director of Blackstone since January 2006 and serves as global head of asset management in Blackstone’s real estate group. Since joining Blackstone in 1997, Mr. Stein has been involved in the direct asset management and asset management oversight of Blackstone’s global real estate assets. Before joining Blackstone, Mr. Stein was a Vice President at Heitman Real Estate Advisors and JMB Realty Corp. Mr. Stein received a B.B.A. from the University of Michigan and an M.B.A. from the University of Chicago.

Kristin A. Campbell joined Hilton Worldwide as Executive Vice President and General Counsel in June 2011. She is responsible for leading Hilton Worldwide’s global legal, compliance and government relations functions. Prior to Hilton Worldwide, Ms. Campbell was Senior Vice President, General Counsel and Corporate Secretary of Staples, Inc., an international office products company from May 2007 to June 2011. Before joining Staples, Inc. in 1993, Ms. Campbell worked at the law firms Goodwin Procter LLP and Rackemann, Sawyer & Brewster. Ms. Campbell graduated summa cum laude from Arizona State University and received a J.D. from Cornell University Law School.

Ian R. Carter has served as Executive Vice President and President, Development, Architecture and Construction for Hilton Worldwide since October 2012 and previously oversaw Operations since August 2009 for Hilton Worldwide. He previously served as Chief Executive Officer of Hilton International Co. prior to its re-acquisition by Hilton Worldwide in February 2006. Prior to joining Hilton International in January 2005, Mr. Carter served as Officer and President of Black & Decker Corporation, Middle East, Africa and Asia. Prior to Black & Decker, Mr. Carter spent more than a decade with General Electric Plastics, ultimately serving as President of General Electric Specialty Chemical. Mr. Carter serves as a non-Executive Director on the Board of Burberry Group plc, where he serves as chairman of the compensation committee, and is a Patron of Hospitality in Action and Chairman of the Hilton in the Community Foundation. He is also Chairman of the International Tourism Partnership. He serves on the board of the International Business Leaders Forum and the board of advisors of Boston University School of Hospitality Administration, serves as a Commissioner of the California

Travel and Tourism Commission and is a fellow of the Institute of Hospitality. Mr. Carter is a graduate of the University of West London, School of Business and Management, and received an honorary doctorate from the university.

Jeffrey A. Diskin has served as Executive Vice President of Commercial Services at Hilton Worldwide since November 2012 and oversees Customer Marketing, Revenue Management, E-Commerce and Online Service divisions globally, including our Hilton HHonors guest loyalty program. From March 2009 to November 2012, Mr. Diskin was Senior Vice President of Global Customer Marketing, and prior to that role he was Senior Vice President, Brand Management. Mr. Diskin first joined Hilton in 1988 and has held numerous marketing and management positions since that time, including roles where he was responsible for developing the company’s customer marketing websites and online strategies to overseeing our Hilton and luxury brands. He was also President and Chief Operating Officer of the Hilton HHonors Worldwide subsidiary from March 1997 to June 2004. Before joining Hilton, Mr. Diskin worked for MPI, a subsidiary of United Airlines, specializing in loyalty program design and implementation. Mr. Diskin is Chairman of the Room Key board, and was previously a board director for Doubletree Hotel Systems, Inc., Hilton Inns, Inc. and Promus Hotels Inc. He was elected president of the Frequent Traveler Marketing Association, and has been a recipient of three annual Best in Show awards from Hospitality Sales and Marketing Association International.

James E. Holthouser has served as Hilton Worldwide’s Executive Vice President of Global Brands since November 2012. In this role, he serves as our global leader for brand management and customer marketing. Mr. Holthouser also oversees the Product Management group and the Global Brands Strategy group. The Product Management group is responsible for the development and management of products for Food & Beverage, Meetings & Events, Spa, Fitness, Guest Technology and Sustainability. The Global Brands Strategy group is responsible for developing strategies for all brand and product groups across the enterprise. With more than 20 years of experience in the lodging, restaurant and gaming industries, Mr. Holthouser has held a series of senior management positions within Hilton Worldwide in the branding, franchising and marketing arenas. Most recently, he was Global Head of Full Service Brands and Global Head of Embassy Suites Hotels from June 2009 to November 2012, overseeing all aspects of brand management. From October 2005 to June 2009, Mr. Holthouser was Senior Vice President of Brand Management for Embassy Suites. From February 1999 to October 2005, Mr. Holthouser served as Senior Vice President of Brand Management for Homewood Suites by Hilton. His career with the company began in 1989 in Market Research for Promus. Mr. Holthouser received his M.A. in Economics and Political Science from the University of Louisville and his international M.B.A. from the American Graduate School of International Management. He received undergraduate degrees from the University of Louisville in Political Science and Foreign Languages.

Kevin J. Jacobs serves as Executive Vice President and Chief Financial Officer of Hilton Worldwide and is responsible for the oversight of all of our global finance, information technology and real estate functions. He joined Hilton Worldwide as Senior Vice President, Corporate Strategy in June 2008, was elected Treasurer in May 2009, became Executive Vice President and Chief of Staff in September 2012 and assumed his current role in August 2013. Previously, from July 2007 to June 2008 he was Senior Vice President, Mergers & Acquisitions and Treasurer of Fairmont Raffles Hotels International. Prior to joining Fairmont Raffles, Mr. Jacobs spent seven years with Host Hotels & Resorts, Inc., most recently as Vice President, Corporate Finance & Investor Relations. Prior to joining Host, Mr. Jacobs held various roles in the Hospitality Consulting practice of PricewaterhouseCoopers LLP and the Hospitality Valuation Group at Cushman & Wakefield, Inc. Mr. Jacobs is a member of the Advisory Board of the Center for Hospitality Research at Cornell University and a member of the Hotel Development Council of the Urban Land Institute. He is a graduate of the Cornell University School of Hotel Administration.

Matthew W. Schuyler has served as our Executive Vice President and Chief Human Resources Officer since June 2009 and leads the company’s global human resources organization. Mr. Schuyler was previously Chief Human Resources Officer at Capital One Financial Corporation from April 2002 to June 2009. Prior to Capital One, Mr. Schuyler served as Vice President of Human Resources with Cisco Systems, Inc. and as a

Partner with PricewaterhouseCoopers in the Global Human Resources Group. He serves on the board of the Make-A-Wish Foundation of America, where he serves as chairman of the compensation committee, and is a member of the Penn State University Business School Board of Visitors and Penn State’s College of Information Sciences and Technology Advisory Board. Mr. Schuyler holds a B.S. from Penn State University and an M.B.A. from the University of Michigan.

Mark D. Wang has served as Executive Vice President and President, Hilton Grand Vacations since March 2008 and head of Hilton Worldwide Global Sales since November 2012. In his Global Sales role, Mr. Wang is responsible for sales operations worldwide including hotel sales, distribution, reservations and customer care. He also oversees our global timeshare operations for Hilton Grand Vacations. Mr. Wang first joined Hilton in 1999 as Managing Director for Hawaii and Asia Pacific and has held a series of senior management positions within Hilton Grand Vacations. Before joining Hilton, Mr. Wang spent nearly 20 years in sales and marketing roles serving as President & Chief Operating Officer of Pahio Resorts, President of Aloha Resorts International and Founder of Grand Ownership Resorts. Mr. Wang serves on the Board of Directors of the American Resort Development Association.

There are no family relationships among any of our directors or executive officers.

Our Corporate Governance

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance include:

•	Blackstone has advised us that, when it ceases to own a majority of our common stock, it will ensure that its employees will no longer constitute a majority of our board of directors;

•	our board of directors is not classified and each of our directors is subject to re-election annually;

•	under our bylaws and our corporate governance guidelines, directors (other than directors designated pursuant to our stockholders agreement) who fail to receive a majority of the votes cast in uncontested elections will be required to submit their resignation to our board of directors;

•	we will have a fully independent audit committee and independent director representation on our compensation and nominating and corporate governance committees immediately at the time of the offering, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	we do not have a stockholder rights plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year; and

•	we will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by our directors to prevent “overboarding” and implementing a robust director education program.

Composition of the Board of Directors after this Offering

Upon completion of this offering, our charter and bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors. So long as our existing owners and their affiliates together continue to beneficially own at least 5% of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date of such meeting, we will agree to nominate individuals designated by Blackstone for election as directors as specified in our stockholders’ agreement and Blackstone must consent to any change to the number of our directors. Each director will serve until our next annual meeting and until his or her successor is duly elected and qualifies or until the director’s earlier death, resignation or removal. For a description of Blackstone’s right to require us to nominate its designees to our board of directors, see “Certain Relationships and Related Person Transactions—Stockholders’ Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Mr. Nassetta—we considered his experience as an executive in the hospitality industry, his extensive financial background and experience with real estate investments. Furthermore, we also considered how his additional role as our President and Chief Executive Officer would bring management perspective to board deliberations and provide valuable information about the status of our day-to-day operations.

•	Mr. Gray—we considered his affiliation with Blackstone, his significant experience in working with companies controlled by private equity sponsors, particularly in the real estate industry, his experience in working with the management of various other companies owned by Blackstone’s funds, his experience with real estate investing and his extensive financial background.

•	Mr. Chae—we considered his affiliation with Blackstone, his significant experience in working with companies controlled by private equity sponsors, his experience in working with the management of various other companies owned by Blackstone’s funds and his extensive financial background.

•	Mr. Henritze—we considered his affiliation with Blackstone, his significant experience in working with companies controlled by private equity sponsors, particularly in the real estate industry, his experience in working with the management of various other companies owned by Blackstone’s funds, his experience with real estate investing and his extensive financial background.

•	Ms. McHale—we considered her extensive business and management expertise, including her experience as an executive officer and director of several public companies, as well as her prior service as a high-ranking official in the U.S. Department of State.

•	Mr. Schreiber—we considered his affiliation with Blackstone, his significant experience in working with companies controlled by private equity sponsors, particularly in the real estate industry, his experience in working with the management of various other companies owned by Blackstone’s funds, his experience with real estate investing and his extensive financial background.

•	Ms. Smith—we considered her deep experience in strategy, marketing and sales, as well as significant experience in corporate finance and financial reporting developed in her executive level roles where her responsibilities have included direct financial oversight of multinational companies with multiple business units.

•	Mr. Steenland—we considered his experience in managing large, complex, international institutions generally and his experience as an executive in the travel and hospitality industries in particular.

•	Mr. Stein—we considered his 16-year tenure with Blackstone involving the direct asset management and asset management oversight of Blackstone’s global real estate assets, his extensive financial background and experience as an asset manager focusing on real estate and hospitality investments.

Controlled Company Exception

After the completion of this offering, affiliates of Blackstone who are party to the stockholders’ agreement will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, although we will have a fully independent audit committee and have independent director representation on our compensation and nominating and corporate governance committees upon closing this offering, immediately following this offering we do not expect the majority of our directors will be independent or that our compensation committee or nominating and corporate governance committee will be comprised entirely of independent directors. Accordingly, although we may transition to fully independent compensation and nominating and corporate governance committees prior to the time we cease to be a “controlled company,” for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Upon completion of this offering, we expect our audit committee will consist of Mr. Steenland, Ms. McHale and Ms. Smith, with Mr. Steenland serving as chair. Mr. Steenland, Ms. McHale and Ms. Smith qualify as independent directors under governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. The audit committee has oversight responsibilities regarding:

•	the adequacy and integrity of our financial statements and our financial reporting and disclosure practices;

•	the soundness of our system of internal controls regarding finance and accounting compliance;

•	the annual independent audit of our consolidated financial statements;

•	the independent registered public accounting firm’s qualifications and independence;

•	the engagement of the independent registered public accounting firm;

•	the performance of our internal audit function and independent registered public accounting firm;

•	our compliance with legal and regulatory requirements in connection with the foregoing; and

•	compliance with our Code of Conduct.

The audit committee shall also prepare the report of the committee required by the rules and regulations of the SEC to be included in our annual proxy statement.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of Mr. Schreiber, Ms. McHale and Mr. Stein, with Mr. Schreiber serving as chair. The compensation committee is authorized to discharge the board’s responsibilities relating to:

•	the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to the long term success of the Company;

•	the goals, objectives and compensation of our President and Chief Executive Officer, including evaluating the performance of the President and Chief Executive Officer in light of those goals;

•	the compensation of our other executives and non-management directors;

•	our compliance with the compensation rules, regulations and guidelines promulgated by the NYSE, the SEC and other law, as applicable; and

•	the issuance of an annual report on executive compensation for inclusion in our annual proxy statement, once required.

Nominating and Corporate Governance Committee

Upon completion of this offering, we expect our nominating and corporate governance committee will consist of Mr. Stein, Ms. Smith and Mr. Steenland, with Mr. Stein serving as chair. The nominating and corporate governance committee is authorized to:

•	advise the board concerning the appropriate composition of the board and its committees;

•	identify individuals qualified to become board members;

•	recommend to the board the persons to be nominated by the board for election as directors at any meeting of stockholders;

•	recommend to the board the members of the board to serve on the various committees of the board;

•	develop and recommend to the board a set of corporate governance guidelines and assist the board in complying with them; and

•	oversee the evaluation of the board, the board’s committees, and management.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

None of our directors other than Mr. Steenland received compensation for the year ended December 31, 2012. For 2012, Mr. Steenland received a quarterly stipend of $31,250 for serving on our board of directors and as chairman of our audit committee. Our employee directors and Sponsor-affiliated directors receive no additional compensation for serving on the board of directors or committees thereof. Following this offering, each outside director (other than the directors employed by our Sponsor) will be entitled to annual compensation as follows:

•	Cash retainer of $80,000, payable quarterly;

•	Additional cash retainer payable quarterly for serving on committees or as the chairperson of a committee as follows:

•	Each member (other than the chairperson) of the audit committee, the compensation committee and the nominating and corporate governance committee receives $7,500 annually for each committee on which he or she serves; and

•	The chairperson of the audit committee receives $25,000 annually and the chairperson of each of the compensation committee and the nominating and corporate governance committee receives an additional $20,000 annually; and

•	Equity award of $130,000 payable annually in restricted stock units, which vest over three years in equal annual installments from the date of grant.

Our directors will not be paid any fees for attending meetings, however, our directors will be reimbursed for reasonable travel and related expenses associated with attendance at board or committee meetings. In addition, our independent directors will be reimbursed for reasonable personal hotel costs when they stay at Company-branded hotels.

We have also adopted a stock ownership policy effective upon the consummation of this offering. Each of our non-employee directors will be required to own stock in an amount equal to five times his or her annual cash retainer, provided that a non-employee director who is employed by a stockholder of the Company that meets the ownership requirements for a non-employee director shall be exempt from such requirement. For purposes of this requirement, a director’s holdings include shares held directly or indirectly, individually or jointly, shares underlying vested options and shares held under a deferral or similar plan. Non-employee directors are expected to meet this ownership requirement within five years of the later of (x) the date on which we make our first broad-based equity incentive grants following this offering or (y) the date he or she first becomes subject to the stock ownership policy.

Executive Compensation

Compensation Discussion and Analysis

Section Overview

Our executive compensation program is designed to attract and retain individuals with the skills and qualifications to manage and lead the Company effectively. The overarching goal of our programs is to motivate our leaders to contribute to the achievement of our financial goals and to focus on long-term value creation for our stockholders.

Our named executive officers, or NEOs, for 2012 were:

Name	Position
Christopher J. Nassetta	President and Chief Executive Officer (CEO)
Thomas C. Kennedy	Former Executive Vice President and Chief Financial Officer (CFO)(1)
Ian R. Carter	Executive Vice President and President, Development, Architecture & Construction
Mark D. Wang	Executive Vice President, Global Sales and President, Hilton Grand Vacations (HGV)
Kristin A. Campbell	Executive Vice President and General Counsel
Paul J. Brown	Former Executive Vice President and President, Global Brands and Commercial Services(2)

(1)	Mr. Kennedy served as our Executive Vice President and Chief Financial Officer from September 15, 2008 until his resignation from these positions effective August 8, 2013. Mr. Kennedy agreed to provide services to the Company following his resignation until the earlier of December 31, 2013 or the date he commences employment with a new employer. On August 8, 2013, Kevin J. Jacobs, previously our Executive Vice President and Chief of Staff, became our Executive Vice President and Chief Financial Officer.

(2)	Mr. Brown served as our Executive Vice President and President, Global Brands and Commercial Services from November 13, 2008 until his resignation from this position effective November 1, 2012. Mr. Brown provided services to the Company as a Special Advisor to the CEO through April 30, 2013.

Executive Summary

Compensation Philosophy and Approach. At Hilton Worldwide, we expect our executive team to possess and demonstrate strong leadership and management capabilities. To reward and retain our leaders, including our NEOs, we have designed a total compensation approach that rewards both short-term and long-term success.

Compensation Objectives. Our compensation program for executives is designed to support the following objectives:

•	foster a strong relationship between stockholder value and executive compensation by having a significant portion of compensation composed of equity-based incentive awards;

•	provide annual and long-term incentive awards that emphasize performance-based compensation contingent upon achieving corporate and individual performance goals; and

•	provide overall levels of compensation that are competitive to attract, retain and motivate highly-qualified executives to continue to enhance long-term equity value.

Program Design. Our executive compensation program has three main components: (1) base salary; (2) annual cash incentive compensation; and (3) long-term incentive awards. Each component is designed to be consistent with the Company’s compensation philosophy.

To align pay with the interests of our stockholders, we strive to create competitive compensation packages for all employees that cultivate long-term growth without taking unnecessary risks. We believe that a combination of both short-term and long-term compensation creates an optimal pay-for-performance environment. We motivate and reward NEOs for successfully executing our business strategy. The compensation program for our NEOs has been designed to emphasize variable pay over fixed pay, which directly ties to our objectives to retain valuable talent, yet also create a motivated work environment that rewards long-term achievements.

Pay for Performance. In structuring our executive compensation packages, the compensation committee of our board of directors considers how each element of compensation promotes retention and motivates performance. We believe that, to attract and retain senior executives, we must provide them with a competitive level of predictable compensation that rewards their continued service. We also believe that performance-based compensation plays the most significant role in aligning management’s interests with those of our stockholders. For this reason, performance-based compensation constitutes a substantial portion of the overall compensation for our senior executives. Our compensation packages are designed to promote hospitality, integrity, leadership, teamwork, ownership and initiative by team members whose performance and responsibilities directly impact our results of operations.

As we transition from being privately held to publicly traded, we intend to critically evaluate our executive compensation program annually, or more frequently as circumstances require, to maintain a competitive environment for talent and to ensure that our incentive programs are achieving their desired results. Consistent with prior practice, we do not intend to adhere to rigid formulas or react to short-term changes in business performance in determining the amount and mix of compensation elements. We expect to continue to emphasize pay-for-performance and long-term incentive compensation when designing our executive officers’ compensation.

Employment Agreements. As discussed in more detail below, we previously entered into employment agreements with Messrs. Nassetta, Kennedy, Carter and Brown to attract and retain these executives. These agreements generally have similar provisions that define the nature of each NEO’s employment, compensation and benefits provided in connection with his initial employment (such as initial base salary and/or other personal benefits or perquisites), compensation and benefits upon termination and restrictive covenants relating to intellectual property, confidential information and competitive business activities. See “—Narrative to Summary Compensation Table and 2012 Grants of Plan-Based Awards—Employment Agreements.” The compensation committee believes that employment agreements will no longer be necessary to attract members of our executive team following the offering, and therefore, the Company and Messrs. Nassetta and Carter have agreed to terminate these employment agreements in connection with this offering, such terminations to be effective on the earlier of the pricing of this offering or December 30, 2013. Due to the changing marketplace in which we compete for talent, the compensation committee intends to regularly review this practice to help ensure that we remain competitive in our industry.

Our Annual Compensation-Setting Process

Role of Our Compensation Committee. The compensation committee is responsible for overseeing key aspects of the executive compensation program, including executive salaries, goals and payouts under the annual cash incentive plan, the size and structure of equity awards and any executive perquisites or other benefits. The compensation committee is responsible for determining the compensation of the CEO and reviews and recommends compensation of other executive officers for the board of directors to approve. At the beginning of each performance cycle, the compensation committee approves financial goals designed to align executive pay with company performance and stockholder interests, provide competitive pay opportunities dependent on performance, retain talent, create optimal stockholder value and mitigate material risk.

Role of Management. The compensation committee approves all compensation decisions with respect to our NEOs. In setting executive compensation for 2012, our CEO and our Chief Human Resources Officer (CHRO) worked closely with the compensation committee in managing the executive compensation program and attended meetings of the compensation committee. Because of his daily involvement with the executive team, the CEO made recommendations to the compensation committee regarding compensation for the executive officers other than himself.

Role of the Compensation Consultant. The compensation committee has the authority to engage its own advisors to assist in carrying out its responsibilities. In May 2012, after completing a thorough review process, the compensation committee selected Exequity, LLP, or Exequity, as its independent compensation consultant to assist the compensation committee in providing analytical data and establishing and implementing our executive and director compensation strategy in the short- and long-term. Following their selection, Exequity has advised us in selecting our current Peer Group (as described below), provides us with compensation data for the Peer Group and has advised on best practices when developing executive pay programs and policies. Exequity reports to and is instructed in its duties by the compensation committee and carries out its responsibilities in coordination with the Human Resources department. Exequity performs no other services for the Company.

Use of Comparative Market Data. We aim to compensate our executive officers competitively in the market for executive talent. When determining final target pay levels, the compensation committee reviews and considers individual factors, such as the knowledge, experience and capabilities of each executive.

Historically, in order to gain a general understanding of current compensation practices, the compensation committee has analyzed pay of executives serving in similar positions at peer companies with whom we compete for hiring and retaining executive talent. The external market data reviewed for 2012 included peer group proxy data, several broad industry-comparative compensation surveys that included many of the companies contained in the Peer Group as defined below, and data provided by peer group companies that participate in Equilar’s Annual Top 25 Survey.

Following the retention of Exequity in May 2012, the compensation committee, with the assistance of Exequity, selected a group of peer companies, which we refer to as our “Peer Group.” Exequity provided the compensation committee with annual (base salary and annual incentive) and long-term (equity and long-term cash incentive) compensation for the Peer Group.

The metrics used for selecting the Peer Group included the industry, annual revenue, EBITDA, market capitalization, brand recognition, global presence and number of employees. Other factors considered were performance measures such as revenue growth, net income growth, earnings per share growth, return on equity and total stockholder return.

The Peer Group currently consists of the following companies:

Avis Budget Group, Inc.	McDonald’s Corporation
Darden Restaurants, Inc.	MGM Resorts International
FedEx Corporation	Nike, Inc.
General Mills, Inc.	Starbucks Corporation
Hyatt Hotels Corporation	Starwood Hotels & Resorts Worldwide, Inc.
Host Hotels & Resorts, Inc.	United Continental Holdings, Inc.
Kellogg Company	The Walt Disney Company
Las Vegas Sands Corp.	Wyndham Worldwide Corporation
Marriott International, Inc.	Wynn Resorts, Limited

The compensation committee generally reviewed the compensation data regarding the Peer Group and determined not to make any changes to the NEO’s 2012 compensation. Going forward, the compensation committee does not intend to set compensation using a formula based solely on the Peer Group compensation data but instead intends to continue to use the Peer Group compensation data to generally inform the compensation committee regarding competitive pay levels with a focus on the median level for each pay component.

Compensation Elements

The compensation committee recognizes the need to develop a compensation program that responds to the executive talent market in such a way that we can attract individuals of the highest caliber. To accomplish this, the compensation committee considers the competitive landscape in determining the mix of compensation elements, the level of compensation and other specific terms of compensation packages. We seek to attract and retain executives by offering the opportunity to earn a competitive compensation package.

When designing and establishing NEO pay for the year ended December 31, 2012, the compensation committee worked with management, specifically our CEO and CHRO, to design a program that rewarded performance without encouraging excessive risk-taking to achieve such performance. We directed our corporate goals toward executing on our business strategy to achieve strong financial performance and company growth in 2012 and aligned incentives accordingly.

Base Salary

We believe it is important to provide a competitive fixed level of pay to attract and retain experienced and successful executives. In determining the amount of base salary that each NEO receives, we look to the executive’s current compensation, time in position, any change in the executive’s position or responsibilities, including complexity and scope and the relation of his or her position to those of other executives within the Company and in similar positions at peer companies. Base salaries are reviewed annually or at other times when appropriate and may be increased from time to time pursuant to such review, but other than with respect to Mr. Wang, have not been adjusted since each of the NEOs’ commencement of employment. Mr. Wang’s base salary was adjusted by $13,000 in April 2012 in connection with the elimination of his auto allowance.

Annual Cash Incentive Compensation

Our annual cash incentive program rewards NEOs for their contributions towards specific annual, short-term financial and operational goals and is designed to motivate executive officers to focus on company-wide priorities and reward them for individual results and achievements with respect to their business units or function.

For the year ended December 31, 2012, our annual cash incentive compensation plan compensated and rewarded successful achievement of both short-term financial and non-financial goals that were closely aligned with the long-term goals of the Company. The 2012 annual incentive program was based on a combination of (1) financial performance and (2) individual performance.

The financial component of our NEOs’ annual bonus opportunity, other than for Mr. Wang, was based on the Company’s consolidated Adjusted EBITDA (calculated as set forth in the section entitled “Summary—Summary Historical Financial Data”). Due to Mr. Wang’s role as President of HGV, 20% of the financial component for his annual bonus opportunity was based on the Company’s consolidated Adjusted EBITDA and 80% of the financial component was based on our timeshare segment’s Adjusted EBITDA (calculated as set forth in “Summary—Summary Historical Financial Data”).

The individual performance component was measured by (A) the performance of the consolidated business unit(s) that the executive oversaw and (B), as to our NEOs other than Mr. Nassetta, the executive’s achievement of individual competency goals. The financial component composed 50% of the total award opportunity, and the individual performance component composed 50% of the total award opportunity, with 80% (100% in the case of Mr. Nassetta) of the individual performance component based on the achievement of performance objectives tied to the consolidated business unit(s) that the executive oversaw and 20% of the individual performance component based on the executive’s achievement of individual competency goals.

Each NEO’s target annual bonus is expressed as a percentage of his or her base salary and ranges from 60% to 100% of base salary. The annual incentive target bonus opportunities and corresponding minimum and maximum bonus as a percentage of each executive’s base salary are approved annually by the compensation committee. The annual incentive target bonus opportunities were established in 2008, or, if later, the NEO’s commencement of employment, and have not been adjusted since that time. For the year ended December 31, 2012, the NEOs’ target and maximum bonus opportunity as a percentage of such executive’s base salary were as follows:

Name	Target	Maximum
Christopher J. Nassetta	100.0%	200.0%
Thomas C. Kennedy	75.0%	112.5%
Ian R. Carter	60.0%	90.0%
Mark D. Wang	75.0%	112.5%
Kristin A. Campbell	75.0%	112.5%
Paul J. Brown	75.0%	112.5%

For the year ended December 31, 2012, the financial component of the bonus would be paid at 100% of target if the Company’s consolidated Adjusted EBITDA was $1,903 million (and with respect to the 40% of Mr. Wang’s total bonus opportunity subject to the performance of HGV, if our timeshare segment’s Adjusted EBITDA was $236 million). Participants were eligible to receive a threshold payout percentage, defined as 50% of the target bonus with respect to the financial component, if actual performance was 90% of target and were eligible to receive the maximum payout percentage, defined as 150% (200% with respect to Mr. Nassetta) of the target bonus with respect to the financial component, if actual performance met or exceeded 110% of target. For actual performance between the specified threshold, target and maximum levels, the resulting payout percentage would be adjusted on a linear basis.

For the year ended December 31, 2012, the Company’s actual consolidated Adjusted EBITDA achieved was $1,956 million, or 103% of target, resulting in a payout percentage of 114% of target (128% for Mr. Nassetta) with respect to the company-wide financial component. The actual timeshare segment Adjusted EBITDA achieved was $252 million, or 107% of target, resulting in a payout percentage of 135% of target with respect to 40% of Mr. Wang’s total bonus opportunity.

The remaining 50% portion of each NEO’s annual cash incentive award, other than for Mr. Nassetta, was determined based on individual performance where 80% of the individual performance component was based on the achievement of performance objectives tied to the consolidated business unit(s) that the executive oversaw and 20% of the individual performance component was based on the executive’s achievement of qualitative individual competency goals.

In establishing the individual performance goals, Mr. Nassetta works with senior management to establish business priorities at the beginning of each performance year. These business priorities are used to create the individual performance objectives for our annual cash incentive program for each of the NEOs. The compensation committee then reviews and approves the individual performance objectives recommended for each NEO.

For the year ended December 31, 2012, the personal objectives of each NEO were generally focused on the core duties of his or her position. Each personal objective was given a specific weighting based on the scope, importance and overall time burden of the task. For the year ended December 31, 2012, the individual performance objectives (and the weightings assigned to each individual performance objective) for each of the NEOs were as follows:

•	For Mr. Nassetta, the individual performance component of his annual compensation award was reviewed and approved by the compensation committee and was based on the Company’s overall performance as well as a compilation of all of his direct reports’ objectives and success rates, each of which accounted for 12.5% of his individual performance component. The compensation committee considered the performance of our overarching business units, which include: Global Brands and Commercial Services; Operations and Development; Hilton Grand Vacations; Architecture, Design and Construction and Real Estate; Finance; Corporate Communications; Human Resources; and Legal.

•	For Mr. Kennedy, in addition to the qualitative individual competency goals which account for 20% of the individual performance component, the compensation committee considered his preparation for the Company’s public offering and status as a public company (16%); his implementation of global financial management information systems (16%); his success defining an optimal corporate structure (16%); his efforts improving productivity and reducing operating costs (12%); his expansion and standardization of a captive procurement organization (10%); and cost effectiveness (10%).

•	For Mr. Carter, in addition to the qualitative individual competency goals of 20%, the compensation committee considered the Company’s operating margins (10%) and market share (8%); customer satisfaction (6%); his cost effectiveness (10%) and operational initiatives (10%); hotel openings (10%); hotel construction starts (10%); hotel development approvals (10%); and other development initiatives (6%).

•	For Mr. Wang, in addition to the qualitative individual competency goals of 20%, the compensation committee considered approved deals with a capital efficient structure (20%); efforts increasing industry-leading margins (20%) and maximizing synergy with Hilton Worldwide (14%); contributing to HGV member loyalty (6%); sales cost effectiveness (10%); and HGV cost effectiveness (10%).

•	For Ms. Campbell, in addition to the qualitative individual competency goals of 20%, the compensation committee considered her contribution to corporate governance policies, practices and structure (20%); efforts supporting the client base (20%), team member engagement (20%) and cost management (10%); and contribution to the Company’s business plan (10%).

•	For Mr. Brown, in addition to the qualitative individual competency goals of 20%, the compensation committee considered his contribution to market share (8%); customer satisfaction (8%); IT initiatives (10%); development approvals (8%); implementation of sales and marketing initiatives (10%); other key initiatives (20%); organizational synergies (8%); and cost effectiveness (8%).

Shortly after the completion of the year ended December 31, 2012, the compensation committee, with the help of the CEO, conducted a rigorous evaluation of each NEO’s accomplishments in relation to the personal objectives set at the beginning of the year.

Actual annual cash incentive awards were calculated by multiplying each NEO’s base salary by his or her target bonus potential, which was then adjusted by an achievement factor based on the combined achievement of the financial component and the individual performance objectives. Each of the NEOs earned annual cash incentive awards for the year ended December 31, 2012 as follows, which are included in the “Non-Equity Incentive Plan” column of the “Summary Compensation Table”:

Name	2012 Year- End Base Salary	Target Bonus as a Percentage of Base Salary	Target Bonus Potential	Combined Achievement Factor as a Percent of Target	2012 Amount Earned under Annual Cash Incentive Program*
Christopher J. Nassetta	$850,000	100%	$850,000	127%	$1,077,375
Thomas C. Kennedy	650,000	75%	487,500	117%	572,569
Ian R. Carter	690,000	60%	414,000	119%	493,488
Mark D. Wang(1)	513,000	75%	375,000	108%	405,600
Kristin A. Campbell(2)	500,000	75%	375,000	114%	427,613
Paul J. Brown	600,000	75%	450,000	110%	497,025

*	Amounts may not total due to rounding.
(1)	The compensation committee determined it was appropriate to award Mr. Wang an additional bonus of $94,400 in recognition of his increased duties and responsibilities overseeing Global Sales beginning October 2012. This additional discretionary bonus awarded to Mr. Wang is reported in the “Bonus” column of the “Summary Compensation Table.” Mr. Wang’s bonus was calculated based on his $500,000 salary at the beginning of the year.
(2)	Ms. Campbell was guaranteed a bonus pursuant to her terms of employment of no less than $500,000 with respect to the year ended December 31, 2012. Therefore, Ms. Campbell received an additional bonus amount equal to $72,387, which reflects the guaranteed portion of her bonus in excess of the amount earned under the annual cash incentive program. This additional amount is reported in the “Bonus” column of the “Summary Compensation Table.”

Long-Term Incentive Awards

Like the annual cash incentive compensation described above, long-term incentive awards are a key component of our executive compensation program.

Each NEO has been granted long-term incentive awards that provide our executives an incentive to remain in the Company’s service and align executives’ interests with those of our equity holders and the investors in our parent company, BH Hotels Holdco LLC, which we refer to as BH Hotels or our Ultimate Parent. We believe this helps motivate performance and attracts and fosters the retention of senior executives.

Because we have been privately held, the long-term incentive compensation awarded to our NEOs primarily consisted of the opportunity to make investments in the capital interests (called A-2 Units) of our Ultimate Parent, as discussed below and the grant of awards under a “Tier I” long-term equity-based incentive program that generally provides for the payment of cash amounts to selected participants based on the value of our

Ultimate Parent’s equity over an extended period of time. In addition, our NEOs had the opportunity to receive Class B Units in our Ultimate Parent, which we sometimes refer to as “Tier II” awards. The principal terms of each of these grants are summarized immediately below and in “Narrative to Summary Compensation Table and 2012 Grants of Plan-Based Awards—Equity Awards.”

Tier I Awards. In December 2010, we offered certain members of our senior management team, including the NEOs employed at that time, the opportunity to participate in an equity-based incentive plan. These “Tier I” awards provided participants the opportunity to share in a portion of our Ultimate Parent’s equity value up to a specified amount based on the achievement of specified service and performance conditions. The maximum value available to be distributed in respect of all Tier I awards was approximately $230 million or 2.75% of the equity value of the Company (capped at a total equity value of $8.352 billion). The Tier I awards generally are payable in cash by us on the date that our Sponsor ceases to own 50% or more of the Class A Units in our Ultimate Parent (the “Acceleration Date”), so long as the participant is employed on that date. If, prior to the date on which a Tier I award becomes payable, a participant’s employment is terminated by us without cause or by the participant for good reason or as a result of disability or death, a portion of the award vests based on length of service (20% per year, with the vesting of a portion of the Tier I award payable to Mr. Nassetta measured from the date on which he commenced employment with the Company). The entire Tier I award is payable by us on an Acceleration Date or, if the Acceleration Date did not occur by April 2013, the program is structured to pay installments of a maximum aggregate value of $50 million per year (depending on the overall percentage of Tier I awards owned by participants) over three years, with the remaining value payable upon an Acceleration Date. Because none of our long-term incentive arrangements had resulted in any cash payments to our team between the end of 2007 and 2012, the compensation committee decided in the first quarter of 2012 to accelerate the installment payments. During the first quarter of 2012, the first installment payments for the Tier I awards were accelerated for our participating NEOs (other than Mr. Nassetta). In addition, during the fourth quarter of 2012, the second and third installment payments for the Tier I awards were accelerated and paid for our participating NEOs (other than Mr. Nassetta). With respect to Mr. Nassetta’s Tier I award, during the fourth quarter of 2012, our compensation committee determined to accelerate the payment of his remaining installment payments and Mr. Nassetta also received payment of an additional portion of such award as contemplated by the terms and conditions thereof. As a result of these payments as of December 31, 2012, the maximum potential remaining payment under the Tier I award was approximately $64.7 million across all Tier I recipients, including our NEOs. The amounts paid to each of the NEOs for their Tier I awards are reflected in the “2012 Option Exercises and Stock Vested” table below, and the remaining value of each NEO’s Tier I award is reflected in the “Outstanding Equity Awards at 2012 Fiscal Year End” table below. Notwithstanding the foregoing summary, in connection with this offering, we expect to accelerate the vesting of all Tier I awards that remain outstanding at the time of the pricing of the offering and pay the remaining value in respect of such awards in cash no later than 30 days following the pricing of this offering.

Tier II (Class B Units). The Tier II units (Class B Units) of our Ultimate Parent are profits interests having economic characteristics similar to stock appreciation rights. Therefore, the Class B Units only have value to the extent there is an appreciation in the value of our business from and after the applicable date of grant. All of the Class B Units are exit-vesting units and will vest on the date when our Sponsor ceases to beneficially own more than 50% of the Class A Units, subject to the NEO’s continued employment with the Company on such date. In addition, if the executive’s employment is terminated without cause, as a result of a constructive termination or as a result of disability or death (each as defined in the management subscription agreement for the Class B Units), then 20% of the Class B Units will be deemed to have vested ratably in equal, annual installments over five years, beginning on April 8, 2011 (or June 27, 2011 with respect to Ms. Campbell). For example, if the executive is terminated without cause on April 8, 2014, then 80% of the executive’s Class B Units will vest. As a further example, if a termination without cause occurs on or after April 8, 2015, then 100% of the Class B Units will vest. If the NEO’s employment is terminated voluntarily by the NEO, other than as a result of a constructive termination, no unvested Class B Units will vest and, if the executive is terminated for cause, all Class B Units, whether vested or unvested, will be forfeited. The Class B Units awarded to our NEOs and outstanding as of fiscal year end are included in the “Outstanding Equity Awards at 2012 Fiscal Year End” table below.

The number of Class B Units granted to each NEO was determined based on each NEO’s position, role and responsibilities within the organization as well as the overall market practice for privately held portfolio companies of private equity firms. No equity awards of Class B Units were made to the NEOs during the year ended December 31, 2012. The table below sets forth the total number of Class B Units previously granted to our NEOs.

Name	Class B Units Granted (#)
Christopher J. Nassetta	81,028,782
Thomas C. Kennedy	13,804,880
Ian R. Carter	21,432,076
Mark D. Wang	8,628,050
Kristin A. Campbell	5,176,830
Paul J. Brown(1)	17,256,100

(1)	In connection with his resignation, Mr. Brown forfeited all of his Class B Units.

Class A Units. In addition to the Tier I awards and the Class B Units described above, Messrs. Nassetta, Kennedy, Carter, Wang and Brown also purchased for cash at fair market value Class A-2 Units in Parent, and Mr. Nassetta received a grant of 5,000,000 restricted equity units in our Ultimate Parent in connection with the commencement of his employment. On December 31, 2012, the restricted equity units vested and were converted into Class A-2 Units. The Class A-2 Units are equity interests, have economic characteristics that are similar to those of shares of common stock in a corporation and have no vesting schedule. As described below, the Class A-2 Units will be exchanged for vested shares of our common stock in connection with this offering.

Notwithstanding the foregoing summary, in connection with this offering, we expect to accelerate the vesting of the Class B Units held by all Class B Unit holders, including our NEOs, such that (1) 40% will vest as of the pricing date with respect to this offering, (2) 40% will vest on the first anniversary of the pricing date with respect to this offering, contingent upon continued employment through that date, and (3) 20% will vest on the date that our Sponsor and its affiliates cease to own 50% or more of the shares of the Company, contingent upon continued employment through that date. In addition, if the executive’s employment is terminated without cause, as a result of a constructive termination or as a result of disability or death, all remaining unvested Class B Units will vest.

In connection with this offering, we also expect that our executive officers (including our NEOs) will surrender their (1) Class A-2 Units and vested Class B Units and receive in exchange vested shares of our common stock and (2) unvested Class B Units and receive in exchange unvested shares of our restricted stock. The number of vested shares of common stock and shares of restricted stock delivered to these equity holders of our Ultimate Parent will be determined in a manner intended to replicate the respective economic value associated with the Class A-2 Units and the Class B Units, as applicable, based upon the valuation derived from the initial public offering price. The shares of our restricted stock delivered upon the surrender of the unvested Class B Units will be subject to the same vesting terms as described in the immediately preceding paragraph above. See “Management’s Discussion and Analysis and Results of Operations—Critical Accounting Policies and Estimates—Share-based Compensation” for additional information concerning the accounting treatment.

More specifically, outstanding shares of our common stock held by Hilton Global Holdings LLC will be distributed to our Ultimate Parent, which will then effect the above-described exchange based on the valuation derived from the initial public offering price in this offering. Accordingly, no new shares will be issued by us in connection with such exchange. The following table sets forth the assumed number and value of vested shares of our common stock and unvested shares of our restricted stock that each of our NEOs will receive in exchange for their Class A-2 Units, vested Class B Units and unvested Class B Units, in each case based on an assumed initial public offering price of $19.50 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

Name	Common Stock Received in Exchange for Class A-2 Units		Common Stock Received in Exchange for Vested Class B Units		Unvested Restricted Stock Received in Exchange for Unvested Class B Units
	(#)	($)	(#)	($)	(#)	($)
Christopher J. Nassetta	990,718	19,319,001	2,643,396	51,546,222	3,965,094	77,319,333
Thomas C. Kennedy(1)	—	—	—	—	—	—
Ian R. Carter	128,680	2,509,260	699,177	13,633,952	1,048,765	20,450,918
Mark D. Wang	64,340	1,254,630	281,472	5,488,704	422,208	8,233,056
Kristin A. Campbell	—	—	168,883	3,293,219	253,325	4,939,838
Paul J. Brown(2)	—	—	—	—	—	—

(1)	In connection with Mr. Kennedy’s separation, we agreed to pay for the cancellation of his Class B Units and repurchased his equity investment in Class A Units as further described below under “Potential Payments upon Termination or Change in Control—Thomas C. Kennedy Separation Agreement.”

(2)	In connection with Mr. Brown’s separation, he forfeited his Class B Units and we agreed to repurchase his equity investment in Class A Units as further described below under “Potential Payments upon Termination or Change in Control—Paul J. Brown Separation Agreement.”

Perquisites and Other Benefits

Our team members, including the NEOs, are eligible for specified benefits, such as group health, dental and disability insurance and basic life insurance premiums. These benefits are intended to provide competitive and adequate protection in case of sickness, disability or death, and the NEOs participate in these plans on the same basis as all other team members.

We provide specified perquisites to our NEOs when determined to be necessary and appropriate, particularly in connection with enabling the executives and their families to transition from previous positions, which may require relocation. In addition, we provide our NEOs with the opportunity for an annual physical examination service and pay for personal hotel costs when they stay at Company-branded hotels. We also provide Mr. Nassetta with a life insurance benefit for his family and the associated taxes and Mr. Carter with tuition reimbursement and tax preparation services. In addition, given our wide geographic footprint, Mr. Nassetta has use of the Company aircraft for both business and personal travel. The value of these perquisites and other personal benefits are reflected in the “All Other Compensation” column to the “Summary Compensation Table” and the accompanying footnote. We believe that these benefits are competitive in our industry and consistent with our overall compensation program. The cost of these benefits is a small percentage of the overall compensation package, and the compensation committee believes that they allow the executives to work more efficiently.

Retirement Benefits

The Company maintains a tax-qualified 401(k) plan, under which the Company matches each team member’s contributions up to 3% dollar-for-dollar and $0.50 for every $1 for the next 2% contributed. In addition to the 401(k) plan, the Company also offers the NEOs and other senior management the opportunity to supplement their retirement and other tax-deferred savings through Hilton Worldwide’s Executive Deferred Compensation Plan, or EDCP. Those that are eligible to participate in the EDCP may elect to defer up to 100% of both their annual salary and bonus. The Company currently provides no contribution or match to the EDCP. Additional information about the EDCP is reflected in “—2012 Non-Qualified Deferred Compensation” below.

Pension Benefits

In addition to our 401(k) plan and EDCP, one of our NEOs, Mr. Carter, participated in two of our defined benefit pension plans, the Hilton U.K. Pension Plan (the “U.K. Pension Plan”) and the Hilton U.K. Hotels Employer-Finance Retirement Benefit Plan (the “Supplemental U.K. Pension Plan”) between 2005 and 2009.

Mr. Carter’s benefit under the U.K. Pension Plan was closed to further accrual in 2009, and the Supplemental U.K. Pension Plan was frozen to all participants in 2009. See the “Pension Benefits” table and accompanying narrative below for a description of these defined-benefit pension plans.

Severance Benefits

The compensation committee believes that with carefully structured severance benefits, the NEOs are better able to perform their duties with respect to any potential proposed corporate transaction without concern for the impact of the transaction on their individual employment. In addition, the compensation committee believes that the interests of our stockholders are better protected and enhanced by providing greater certainty regarding executive pay obligations in the context of planning and negotiating any potential corporate transactions.

The employment agreements with Messrs. Nassetta, Kennedy, Carter and Brown provide for severance benefits in connection with a termination of employment under certain specified qualifying termination events. The severance benefits under these agreements are contingent upon the affected executive’s execution of a general release of claims and compliance with specified post-termination restrictive covenants. See “Potential Payments Upon Termination or Change in Control” which describes the payments that each of these NEOs may be entitled to under these agreements.

The Company also provides severance benefits under a broad-based protection plan (the “Severance Plan”). We believe the Severance Plan is necessary to attract and retain the talent necessary for our long-term success. We view the Severance Plan as a recruitment and retention device that helps secure the continued employment and dedication of team members, including when we are considering strategic alternatives. The Severance Plan provides severance benefits to eligible team members who are not entitled to severance pay under the terms of another agreement (i.e., an employment agreement) and who are involuntarily terminated by us without “cause” or as a result of a “constructive termination,” each as defined in the Severance Plan and each a “qualifying termination.” The severance benefits under the Severance Plan are contingent upon the executive experiencing a qualifying termination (and as such, in the case of a change of control, are “double trigger” arrangements) and are further contingent upon and non-revocation of a release of claims against us, and continued compliance with agreed upon restrictive covenants. Ms. Campbell and Mr. Wang are each entitled to severance under the Severance Plan, however, in connection with her hiring, the Company agreed to increase the amount of Ms. Campbell’s cash severance upon a qualifying termination. In addition, with respect to Ms. Campbell, a “constructive termination” has substantially the same meaning as that under the employment agreements for our other NEOs. See “Potential Payments upon Termination or Change in Control,” which describes the payments to which each of the NEOs may be entitled under the Severance Plan. In connection with this offering, we approved the terms of a new severance plan, which is described below under “Committee Actions Taken in 2013—Severance Plan.”

Where there is a termination from the Company or reduction in the executive’s role in connection with a change in control, the Company does not provide for tax gross-ups on any benefits but limits the payments and benefits to avoid adverse tax consequences to the Company. Specifically, each of these payments and benefits is subject to a cut-back, so that the amount payable will not be provided to the extent it would result in the loss of a tax deduction by the Company or imposition of excise taxes under the “golden parachute” excess parachute payment provisions of the Internal Revenue Code.

In addition to the Severance Plan and the terms of the employment agreements, any compensation and benefits to be made in connection with a separation are determined at the discretion of the compensation committee and may be based on the executive, his or her position, nature of the potential separation and such executive’s compliance with specified post-termination restrictive covenants. In connection with their resignations, the compensation committee determined that, in consideration for entering into a general release of claims and each serving as a Special Advisor, it was appropriate to enter into a separation agreement with each of Messrs. Brown and Kennedy, which agreements are described under “Potential Payments Upon Termination or Change in Control” below.

Tax and Accounting Considerations

The compensation committee recognizes the tax and regulatory factors that can influence the structure of executive compensation programs. Section 162(m) of the Internal Revenue Code will limit the Company’s federal income tax deduction for compensation in excess of $1 million paid to NEOs except for the Chief Financial Officer. However, performance-based compensation can be excluded from the limitation as long as specified requirements are met.

Following this offering, we expect to be able to claim the benefit of a special exemption rule that applies to compensation paid (or compensation in respect of equity awards such as stock options or restricted stock granted) during a specified transition period. This transition period may extend until the first annual stockholders meeting that occurs after the close of the third calendar year following the calendar year in which this offering occurs, unless the transition period is terminated earlier under the Section 162(m) post-offering transition rules. At such time as we are subject to the deduction limitations of Section 162(m), we expect that the compensation committee will take the deductibility limitations of Section 162(m) into account in its compensation decisions; however, the compensation committee may, in its judgment, authorize compensation payments that are not exempt under Section 162(m) when it believes that such payments are appropriate to attract or retain talent.

The compensation committee also intends to regularly consider the accounting implications of our future equity-based awards, including the variable accounting treatment of the performance share units under the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation.

The compensation committee is also cognizant of Section 409A of the Internal Revenue Code, the limitations of which in the case of the Company primarily relate to the deferral and payment of benefits under the Executive Deferred Compensation Plan. The compensation committee continues to consider the impact of the changes to Section 409A and in general, the evolving tax and regulatory landscape in which its compensation decisions are made.

Committee Actions Taken in 2013

New Chief Financial Officer

On August 8, 2013, Kevin J. Jacobs, previously our Executive Vice President and Chief of Staff, was appointed as Executive Vice President and Chief Financial Officer of our Company. It is expected that the compensation committee will increase Mr. Jacobs’s base salary and annual bonus target and grant Mr. Jacobs a long-term incentive award commensurate with his new role. Consistent with our overall approach to our compensation programs following this offering, we do not intend to enter into an employment agreement with Mr. Jacobs. Mr. Jacobs will be eligible to participate in our broad-based severance plan.

Actions Taken in Connection with This Offering

Following this offering, as the Company transitions from being privately held to being publicly traded, we intend to critically evaluate our executive compensation program annually, or more frequently as circumstances require, to maintain a competitive environment for talent and ensure that our incentive programs are achieving their desired results. In 2013, the Company spent considerable time reviewing and preparing a compensation framework to align our pay practices with stockholders, the marketplace, and government requirements. After reviewing best practices and the approach taken by our peer companies and industry competitors, the compensation committee has agreed upon a general framework for our ongoing executive compensation programs.

New Long-Term Incentive Program

In connection with and prior to this offering, we expect that our Board of Directors will adopt, and our stockholders will approve, an Omnibus Incentive Plan. Following this offering, we will award our executives equity-based awards and we expect all such equity-based awards to be granted under the Omnibus Incentive

Plan. For long-term awards, the compensation committee agreed that long-term incentive awards will be granted based on annual market data assessments of pay components for each NEO relative to their respective role. We expect the awards will consist of performance shares, restricted stock and stock options. See “—Omnibus Incentive Plan.”

Ownership Guidelines

In connection with this offering, we have adopted an executive stock ownership program for our NEOs and other executives that will take effect following this offering. Each of our NEOs is expected to own shares of our common stock in the following amounts within five years of the later of (x) the date on which we make our first broad-based equity incentive grants following this offering or (y) the date he or she first becomes subject to the stock ownership policy:

Chief Executive Officer	5 times base salary
All other executive officers	3 times base salary

Under this requirement, executives may not dispose of any shares of the Company they acquire, including, but not limited to, any shares of vested restricted stock, any shares underlying vested restricted stock units, net of taxes, or any shares acquired upon the exercise of any stock options, net of taxes and payment of any exercise price, in each case, received from grants made under the new Omnibus Incentive Plan until the ownership requirements are satisfied; provided, however, that this restriction does not apply to any shares of the Company received by executives in exchange for Class A or Class B Units in BH Hotels Holdco LLC.

Clawback Policy

In connection with this offering, we have adopted a clawback policy that will take effect immediately for incentive compensation plans put into place following this offering. Consistent with the Company’s core values, the compensation committee determined that it may be appropriate to recover annual and/or long-term incentive compensation in specified situations. If the compensation committee determines that incentive compensation of its current and former officers subject to reporting under Section 16 of the Exchange Act or any other employee designated by the compensation committee, was overpaid, in whole or in part, as a result of a restatement of the reported financial results of the Company or any of its segments due to material non-compliance with financial reporting requirements (unless due to a change in accounting policy or applicable law) caused or contributed by such employee’s fraud, willful misconduct or gross negligence, the compensation committee will review the incentive compensation paid, granted, vested or accrued based on the prior inaccurate results. If the compensation committee determines to seek recovery for the overpayment, the Company has the right to demand that the employee pay the Company for, or forfeit, any overpayment paid or awarded during the three-year period preceding the date on which the Company is required to prepare any restatement of its financial statements. To the extent the employee refuses to pay the overpayment, the Company has the right to sue for repayment and enforce the employee’s obligation to make payment through the reduction or cancellation of outstanding and future incentive compensation.

Severance Plan

In connection with this offering, the Company has approved the terms of a new, broad-based severance benefits plan (the “New Severance Plan”), which will replace all executive level severance arrangements, including those described under “Compensation Elements—Severance Benefits.”

Under the terms of the New Severance Plan, if an eligible team member’s employment is terminated by us without “cause,” or if the eligible team member terminates his or her employment for “good reason” (each, a “qualifying termination”), then subject to the eligible team member’s execution and non-revocation of a release of claims against us, and continued compliance with restrictive covenants related to post-employment non-solicitation and non-compete covenants for one year following termination, and indefinite covenants covering confidentiality and non-disparagement, he or she will be eligible to receive a severance payment amount determined based on the team member’s position and then-current base salary and target bonus. Under the terms of the New Severance Plan, our NEOs will be eligible to receive a severance payment amount equal to 2.99 times, in the case of Mr. Nassetta, and 2.0 times, in the case of our other NEOs, the sum of his or her annual base salary and annual target bonus at the time of termination, paid in a lump sum. In addition to cash severance payments, upon a qualifying termination, the NEO will also be entitled to continued medical, dental and, to the extent provided to the team member immediately prior to a qualifying termination, basic life insurance for up to one year following termination, and outplacement services, as needed, for one year following termination.

The NEOs will also be entitled to the same level of severance benefits upon a qualifying termination in connection with a change in control except that severance benefits may be reduced if doing so would result in the executive realizing a better after-tax result following the imposition of any applicable parachute-tax provisions in the Internal Revenue Code Section 4999.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our NEOs for services rendered in all capacities for the fiscal year ended December 31, 2012.

Name and Principal Position	Salary(1)	Bonus		Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(6)	All Other Compensation(7)	Total
Christopher J. Nassetta	$850,000	$—		$—	$—	$1,077,375	$—	$114,330	$2,041,705
(President & Chief Executive Officer)

Thomas C. Kennedy(2)	650,000	—		—	—	572,569	—	17,285	1,239,854
(Former Executive Vice President and Chief Financial Officer)

Ian R. Carter	690,000	—		—	—	493,488	82,700	239,452	1,505,640
(Executive Vice President and President, Development, Architecture & Construction)

Mark D. Wang	508,500	94,400	(3)	—	—	405,600	—	14,577	1,023,077
(Executive Vice President, Global Sales and President, Hilton Grand Vacations)

Kristin A. Campbell	500,000	72,387	(4)	—	—	427,613	—	12,742	1,012,742
(Executive Vice President and General Counsel)

Paul J. Brown(5)	600,000	—		—	—	497,025	—	8,748,268	9,845,293
(Former Executive Vice President and President, Global Brands and Commercial Services)

(1)	Amounts in this column reflect the salary earned during the fiscal year, whether paid or deferred under the Company’s employee benefit plans.
(2)	Mr. Kennedy served as our Executive Vice President and Chief Financial Officer from September 2008 until his resignation effective August 8, 2013. Mr. Kennedy agreed to provide services to the Company following his resignation until the earlier of December 31, 2013 or the date he commences employment with a new employer. In connection with his resignation, Mr. Kennedy forfeited all of his remaining Tier I award and all of his Class B Units. On August 8, 2013, Kevin J. Jacobs became our Executive Vice President and Chief Financial Officer.
(3)	Amount reported represents the discretionary bonus paid to Mr. Wang. See “Compensation Discussion and Analysis—Compensation Elements—Annual Cash Incentive Compensation.”
(4)	Amount reported represents the guaranteed portion of Ms. Campbell’s bonus in excess of the amount earned under the annual cash incentive program. See “Compensation Discussion and Analysis—Compensation Elements—Annual Cash Incentive Compensation.”
(5)	Mr. Brown served as our Executive Vice President and President, Global Head of Brands and Commercial Services from November 2008 until his resignation effective November 1, 2012. Mr. Brown provided services to the Company as a Special Advisor to the CEO through April 30, 2013. In connection with his resignation, Mr. Brown forfeited all of his remaining Tier I award and all of his Class B Units.
(6)

Amounts reported represent the aggregate increase in the actuarial present value of Mr. Carter’s accumulated benefit under the defined-benefit pension plans during the year ended December 31, 2012. See the “Pension Benefits” table and the accompanying narrative below. The present value is calculated by the Trustee of the U.K. Pension Plan and represents the present value of the retirement pension due based on assumptions described below. This value is the sum that would be payable should Mr. Carter choose to transfer his benefits from the U.K. Pension Plan in full as of December 31, 2012 and 2011. The key financial assumptions used in the calculation of the present value included discount rates of 4.5% and 4.55% for 2012 and 2011, respectively, CPI inflation of 1.15% and 1.75% for 2012 and 2011, respectively and pension inflation of 1.2% and 1.45% for 2012 and 2011, respectively.
(7)	All other compensation for 2012 includes:

Name	Company 401(k) Match	Personal Use of Company Aircraft (a)	Reimbursements for Taxes Incurred for Specified Perquisites(b)	Severance Benefits(c)	Other(d)	Total
Christopher J. Nassetta	$9,800	$11,277	$41,567	$—	$51,686	$114,330
Thomas C. Kennedy	10,000	—	—	—	7,285	17,285
Ian R. Carter	—	—	—	—	239,452	239,452
Mark D. Wang	9,800	—	—	—	4,777	14,577
Kristin A. Campbell	10,000	—	—	—	2,742	12,742
Paul J. Brown	9,800	—	—	8,737,957	511	8,748,268

(a)	Amounts reported reflect the incremental costs associated with guests accompanying Mr. Nassetta on the Company aircraft during the year ended December 31, 2012. For purposes of the Summary Compensation Table, we value the incremental cost associated with these accompanying guests by using a method that takes into account the variable costs. Since the aircraft is used primarily for business travel, the calculation does not include the fixed costs that do not change based on usage, such as crew salaries, hangar storage costs and cost of maintenance not related to trips.
(b)	Reflects for Mr. Nassetta, $9,645 of employer-paid taxes owed with respect to personal use of the Company aircraft, $26,968 of employer-paid taxes owed with respect to Mr. Nassetta’s personal use of Company-branded hotels and $4,954 of employer-paid taxes owed in connection with his employer-paid executive life insurance policy.
(c)	Reflects amounts paid or accrued during the year ended December 31, 2012 pursuant to the terms of Mr. Brown’s separation agreement as follows: an $8.5 million separation payment paid to Mr. Brown on November 13, 2012, $55,000 of which represents the gain on his Class A Units in our Ultimate Parent repurchased by the Company in 2012, $50,000 paid for executive consulting services, $40,000 accrued with respect to a lump sum payment to be paid as soon as practicable following the Separation Date (as defined in the separation agreement) representing the portion of the monthly premiums for group health coverage for Mr. Brown and his family paid by the Company, multiplied by 24, $80,769 for all accrued but unused vacation time through the Separation Date and $12,188 paid for reimbursement of legal fees incurred in connection with his separation agreement.
(d)	For Mr. Nassetta, this amount includes $40,962 employer-paid expenses incurred at Company-branded hotels while on personal travel, the cost of his executive physical and premiums for life insurance policies.

For Mr. Kennedy, this amount includes employer-paid expenses incurred at Company-branded hotels while on personal travel and premiums for a life insurance policy.

For Mr. Carter, this amount includes a $207,000 payment for a retirement benefit pursuant to the terms of his employment agreement, $30,000 for tuition reimbursement pursuant to the terms of his employment agreement, tax preparation services, reimbursement for the cost of his executive physical and premiums for a life insurance policy.

For Mr. Wang, this amount represents the employer-paid auto-allowance, which he received through April 2012, and premiums for a life insurance policy.

For Ms. Campbell, this amount represents a one-time payment for her 2011 relocation to McLean, Virginia and premiums for a life insurance policy.

For Mr. Brown, this amount represents the employer-paid life insurance premium.

2012 Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards to the NEOs during the fiscal year ended December 31, 2012.

	Estimated Possible Payouts under Non-Equity Incentive Plan Awards(1)
Name	Threshold	Target	Maximum
Christopher J. Nassetta	$26,563	$850,000	$1,700,000
Thomas C. Kennedy	12,188	487,500	731,250
Ian R. Carter	6,210	414,000	621,000
Mark D. Wang	5,771	375,000	562,500
Kristin A. Campbell(2)	9,375	375,000	562,500
Paul J. Brown	9,000	450,000	675,000

(1)	Reflects the possible payouts of cash incentive compensation under the 2012 Annual Incentive Program. Amounts reported in the “Threshold” column assumes that there is no payout under the financial component of the annual cash incentive program and that the NEO only earns the minimum payout for the one individual performance objective that has been assigned the lowest weighting. The actual amounts paid are described in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table.”
(2)	Ms. Campbell was guaranteed a bonus for the year ended December 31, 2012 of no less than $500,000. Since Ms. Campbell’s bonus payout under the annual cash incentive program was less than $500,000, Ms. Campbell received an additional bonus amount which represented the guaranteed portion of her bonus in excess of the amount earned under the annual cash incentive program. This additional amount is reported in the “Bonus” column of the “Summary Compensation Table.”

Narrative to Summary Compensation Table and 2012 Grants of Plan-Based Awards

Employment Agreements

Upon their commencement of employment, some of our NEOs entered into employment agreements, each of which contain substantially similar terms. Each of the employment agreements provides for a five-year initial employment term that extends automatically for additional one-year periods unless either we or the executive elects not to extend the term. Under the employment agreements, each executive is eligible to receive a minimum base salary, as set forth in the applicable agreement, and annual cash incentive compensation based on the achievement of specified financial and individual goals as defined by the compensation committee each year. If these goals are achieved, each executive may receive a cash bonus based on a target percentage of his or her base salary as described below. Each NEO is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally.

Following are the material individual provisions of the NEOs’ employment agreements, except with respect to potential payments and other benefits upon specified terminations, which are summarized below in “Potential Payments Upon Termination or Change in Control.”

Mr. Nassetta’s Employment Agreement. Mr. Nassetta’s employment agreement dated as of January 4, 2011 provides that he is to serve as Hilton Worldwide’s President and Chief Executive Officer, and is eligible to receive a base salary of $850,000, subject to periodic adjustments as may be approved by the Board. Mr. Nassetta is also eligible to receive a target bonus of 100% of his annual base salary at the end of the fiscal year if targets established by the Board are achieved, 50% of his base salary if minimum performance objectives are achieved and 200% of his base salary if high performance objectives are achieved. Mr. Nassetta’s agreement also provides for the reasonable payment of premiums for his existing life insurance policy and provides that Mr. Nassetta may use the Company airplane for business and personal travel. In connection with this offering, Mr. Nassetta agreed to terminate his employment agreement, such termination to be effective on the earlier of the pricing of this offering or December 30, 2013.

Mr. Kennedy’s Employment Agreement. Mr. Kennedy’s employment agreement dated as of September 15, 2008 provides that he was to serve as Hilton Worldwide’s Executive Vice President and Chief Financial Officer and was eligible to receive a base salary of $650,000, subject to periodic adjustments as approved by our Board. Mr. Kennedy was also eligible to receive a target bonus of 75% of his annual base salary at the end of the fiscal year if performance objectives and targets established by the Board were achieved.

Mr. Kennedy resigned as Executive Vice President and Chief Financial Officer as of August 8, 2013, but will continue his employment as a Special Advisor to the CEO through December 31, 2013.

Mr. Carter’s Employment Agreement. Mr. Carter’s employment agreement dated as of January 1, 2010, provides that he is to serve as Hilton Worldwide’s President, Global Operations, or a commensurate role, and is eligible to receive a base salary of $690,000, subject to periodic adjustments as may be approved by our Board. Mr. Carter is also eligible to receive a target bonus of 60% of his base salary if targets established by the Board are achieved and 90% of his base salary if high performance objectives are achieved. Mr. Carter’s agreement did not provide a threshold award percentage if minimum performance objectives were achieved. In connection with this offering, Mr. Carter agreed to terminate his employment agreement, such termination to be effective on the earlier of the pricing of this offering or December 30, 2013.

Mr. Brown’s Employment Agreement. Mr. Brown’s employment agreement dated November 13, 2008 provided that he was to serve as Hilton Worldwide’s Executive Vice President and President, Global Brands and Commercial Services and was eligible to receive a base salary of $600,000, subject to periodic adjustments as may be approved by our Board. Mr. Brown was also eligible to receive a target bonus of 75% of his annual base salary at the end of the fiscal year if targets established by the Board were achieved.

Mr. Brown resigned as Executive Vice President and President, Global Brands and Commercial Services as of November 1, 2012, but continued his employment through April 30, 2013. On October 31, 2012, we entered into a separation agreement with Mr. Brown. The material terms of the separation agreement are summarized below under “Potential Payments upon Termination or Change in Control.”

In addition, each employment agreement, other than that for Mr. Carter, provides for the following:

•	Reimbursement by us for specified expenses, such as business travel; and

•	Reimbursements at Company-branded hotels for the executive and his family.

Each employment agreement provides for reimbursement by us on a “grossed up” basis for all taxes incurred in connection with certain specific benefits and payments provided by the respective agreements.

Each employment agreement may be terminated by us with or without “cause,” or by the executive as a result of “constructive termination,” each as defined in the respective employment agreement. We refer to a termination without “cause” or by the executive as a result of “constructive termination” collectively as a “qualifying termination.”

The employment agreements define “cause” generally as willful misconduct in connection an executive’s role with our Company. The employment agreements define “constructive termination” generally as a diminution of the material conditions of the executive’s employment with the company including pay, responsibilities and place of employment.

Each of the employment agreements also contains restrictive covenants, including an indefinite covenant on confidentiality of information and covenants related to non-competition and non-solicitation of employees and customers of the Company and its affiliates at all times during the executive’s employment, and for one year after any termination of his employment. If a termination occurs after our Sponsor and its affiliated funds cease to beneficially own 25% of the voting power of the Company, however, the entire non-competition covenant lapses.

Equity Awards

As a condition to receiving the Class B Units, each NEO was required to enter into a subscription agreement with our Ultimate Parent to become a party to our Ultimate Parent’s limited liability company agreement as well as an equity holders agreement. These agreements generally govern the NEOs’ rights with respect to their Class B Units.

The Class B Units are profits interests having economic characteristics similar to stock appreciation rights and represent the right to share in any increase in the equity value of our Ultimate Parent. Therefore, the Class B Units only have value to the extent there is an appreciation in the value of our business from and after the applicable date of grant. All of the Class B Units are exit-vesting units and have the vesting terms described in “Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Awards” above and in “Potential Payments Upon Termination or Change in Control” below.

In addition to the Class B Units, in November 2010, our Ultimate Parent offered some members of our senior management team, including the NEOs (other than Ms. Campbell who joined the Company in 2011), the opportunity to participate in a Tier I award. The Tier I awards have such vesting terms described in “Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Awards” above. As discussed above, the installment payments for the Tier I awards were accelerated in the year ended December 31, 2012. There was no incremental fair value recognized in connection with these accelerations, and therefore no amounts are reflected in the “Summary Compensation Table” or the “2012 Grants of Plan-Based Awards” table above. The amounts paid to each of the participating NEOs for their Tier I awards are reflected in the “2012 Option Exercises and Stock Vested” table below.

The subscription agreements also contain restrictive covenants that are substantially similar to the restrictive covenants contained in the employment agreements with the NEOs, including an indefinite covenant on confidentiality of information and covenants related to non-competition and non-solicitation of employees and customers of the Company and its affiliates at all times during the executive’s employment, and for one year after any termination of his or her employment. If a termination occurs after our Sponsor ceases to beneficially 25% of the voting power of the Company, however, the non-competition lapses.

As described above, in connection with this offering,

•	we expect to accelerate the vesting of all Tier I awards which remain outstanding at the time of the pricing of the offering, and pay the remaining value in respect of such awards in cash no later than 30 days following the pricing of this offering;

•	we expect to accelerate the vesting of Class B Units held by all Class B Unit holders, including our NEOs, such that (1) 40% will vest as of the pricing date with respect to this offering, (2) 40% will vest on the first anniversary of the pricing date with respect to this offering, contingent upon continued employment through that date, and (3) 20% will vest on the date that our Sponsor and its affiliates cease to own 50% or more of the shares of the Company, contingent upon continued employment through that date; and

•	we expect our executive officers (including our NEOs) to surrender their Class A-2 Units and Class B Units and receive in exchange a combination of vested shares of common stock and unvested shares of restricted common stock.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table sets forth information regarding outstanding equity awards made to our NEOs as of December 31, 2012.

	Grant Date	Number of Shares of Units of Stock That Have Not Vested		Market Value of Shares of Units of Stock That Have Not Vested		Stock Awards
Name						Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market Value of Shares, Units or Other Rights That Have Not Vested
		(#)		($)		(#)	($)
Christopher J. Nassetta	12/03/2010	81,028,782	(1)(4)	36,608,804		—	—
	12/03/2010	—		18,710,074	(3)	—	—

Thomas C. Kennedy	12/03/2010	13,804,880	(1)	6,237,045	(2)
	12/03/2010			3,187,363	(3)

Ian R. Carter	12/03/2010	21,432,076	(1)	9,683,012	(2)	—	—
	12/03/2010	—		4,948,381	(3)	—	—

Mark D. Wang	12/03/2010	8,628,050	(1)	3,898,153	(2)	—	—
	12/03/2010	—		1,992,102	(3)	—	—

Kristin A. Campbell	06/27/2011	5,176,830	(1)	2,338,892	(2)	—	—

Paul J. Brown(5)	—	—		—		—	—

(1)	Reflects the number of Class B Units, all of which vest on the date when our Sponsor ceases to beneficially own 50% or more of the Class A Units in our Ultimate Parent, subject to the NEO’s continued employment on such date. In addition, if the executive’s employment is terminated without cause, as a result of a constructive termination or as a result of disability or death (each as defined in the management subscription agreement for the Class B Units), then the executive will vest in a percentage of Class B Units based on a vesting schedule where 20% of the Class B Units will be deemed to have vested ratably in equal, annual installments over five years, beginning on April 8, 2011 (or June 27, 2011 with respect to Ms. Campbell). As described above, in connection with this offering, we expect to accelerate the vesting of Class B Units held by all Class B Unit holders, including our NEOs, such that (1) 40% will vest as of the pricing date with respect to this offering, (2) 40% will vest on the first anniversary of the pricing date with respect to this offering, contingent upon continued employment through that date, and (3) 20% will vest on the date that our Sponsor and its affiliates cease to own 50% or more of the shares of the Company, contingent upon continued employment through that date. Additional terms of the Class B Units are described under “Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Program” above and “Potential Payments Upon Termination or Change in Control” below.
(2)	Based on the appreciation in the value of our business from and after the date of grant through December 31, 2012.
(3)	Reflects the remaining value of each NEO’s Tier I award. The Tier I awards originally granted were represented as a percentage of the total dollar amount available to be awarded and were not expressed as a number of units. The amount in the table reflects the cash value to be realized on vesting. Vesting of the outstanding Tier I awards occurs on the date that our Sponsor ceases to own 50% or more of the Class A Units in our Ultimate Parent. In connection with this offering, we expect to accelerate the vesting of all Tier I awards that remain outstanding at the time of the pricing of this offering and pay the remaining value in respect of such awards in cash no later than 30 days following the pricing of this offering.
(4)	For estate planning purposes, 24,400,000 Class B Units were transferred to a limited liability company. A revocable living trust, of which Mr. Nassetta is the trustee and a beneficiary, serves as the managing member of such limited liability company. 99% of the economic interests in the limited liability company are held by a family trust for the benefit of Mr. Nassetta’s children and the remaining 1% is held by the aforementioned living trust.
(5)	In connection with his resignation, Mr. Brown forfeited all of his Class B Units and his outstanding Tier I awards.

2012 Option Exercises and Stock Vested

The following table provides information regarding the number of Tier I Units held by our NEOs that vested during 2012.

	Option Awards		Stock Awards(1)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Christopher J. Nassetta	—	—	5,000,000	41,617,450
Thomas C. Kennedy	—	—	—	6,000,000
Ian R. Carter	—	—	—	9,315,000
Mark D. Wang	—	—	—	3,750,000
Kristin A. Campbell	—	—	—	—
Paul J. Brown	—	—	—	2,500,000

(1)	Reflects the amounts paid to the NEOs for their Tier I award installment payments that were accelerated during the year ended December 31, 2012. The amount of Tier I awards originally granted were represented as a percentage of the total dollar amount available to be awarded and were not expressed as a number of units. The amount in the table reflects the cash value realized on vesting. The amount for Mr. Nassetta also reflects the additional portion of his Tier I award paid to him in December 2012 as well as $6.4 million, which was the value realized upon the vesting of the 5,000,000 restricted equity units originally granted in our Ultimate Parent in 2008 pursuant to the terms of Mr. Nassetta’s employment agreement. These restricted equity units vested and were converted into Class A-2 Units of our Ultimate Parent on December 31, 2012.

2012 Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Christopher J. Nassetta		—	—	—
Thomas C. Kennedy		—	—	—
Ian R. Carter	Hilton UK Pension Plan(2)	4	459,739	—
	Hilton UK Hotels Employer-Finance Retirement Benefit(3)	3	691,822	—
Mark D. Wang		—	—	—
Kristin A. Campbell		—	—	—
Paul J. Brown		—	—	—

(1)	The present value is calculated by the Trustee of the U.K. Pension Plan and represents the present value of the retirement pension due based on assumptions described below. This value is the sum that would be payable should Mr. Carter choose to transfer his benefits from the U.K. Pension Plan in full as of December 31, 2012. The key financial assumptions used in the calculation of the present value included discount rates of 4.5% and 4.55% for 2012 and 2011, respectively, CPI inflation of 1.15% and 1.75% for 2012 and 2011, respectively, and pension inflation of 1.2% and 1.45% for 2012 and 2011, respectively.
(2)

The U.K. Pension Plan is a defined benefit pension plan in the U.K., for which benefit payments are payable monthly from retirement age (age 60 in accordance with the terms of the plan). The pension value is determined based on years of service, final salary of active membership (final salary in the final year of the membership in the plan minus applicable restrictions of earning offsets) in the plan and an accrual ratio. The funds are invested through a trustee, who has full investment discretion. For Mr. Carter, the U.K. Pension Plan has been frozen since 2009, and neither the Company, nor Mr. Carter have contributed to the plan since that time. The purpose of the U.K. Pension Plan is to provide a retirement benefit based on U.K. market practice. The U.K. Pension Plan does not provide special policies such as granting extra years of credited service, however, it provides tax advantages such as tax relief on employee contributions and a tax-free cash payment at retirement.
(3)	The Supplemental U.K. Pension Plan is a supplement to the U.K. Pension Plan and provides an additional retirement benefit to top management of the Company in the U.K. Mr. Carter participated in the Supplemental U.K. Pension Plan from 2006 to 2009, after which the Company ceased contributing to the plan and the plan was frozen. The funds in the Supplemental U.K. Pension Plan have been invested based on Mr. Carter’s elected investment portfolio. The terms of the U.K. Pension Plan provide that the funds be paid in lump sum upon retirement, or age 60 in accordance with the terms of the plan. The annual amount the Company contributed was calculated based on a percentage of Mr. Carter’s base salary above the annual earnings cap under the U.K. Pension Plan. The Supplemental U.K. Pension Plan does not provide any special tax treatment, and payment under this plan is triggered upon Mr. Carter’s retirement.

2012 Non-Qualified Deferred Compensation

The Company offers to its executives, including all of the NEOs, the opportunity to participate in the Executive Deferred Compensation Plan (EDCP). The table below provides information as of December 31, 2012, for those NEOs who chose to participate in this plan.

Name	Executive Contributions in Last FY(1)	Registrant Contributions in the Last FY	Aggregate Earnings in Last FY(2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Christopher J. Nassetta	$—	$—	$12,251	$—	$175,853
Thomas C. Kennedy	—	—	—	—	—
Ian R. Carter	—	—	—	—	—
Mark D. Wang	93,308	—	75,811	—	783,521
Kristin A. Campbell	—	—	—	—	—
Paul J. Brown	—	—	—	—	—

(1)	The amount in this column is included in the “Salary” column for 2012 in the “Summary Compensation Table” above.
(2)	Amounts in this column are not reported as compensation for fiscal year 2012 in the “Summary Compensation Table” since they do not reflect above-market or preferential earnings.

Narrative to Non-Qualified Deferred Compensation Table

Pursuant to our EDCP, specified eligible employees, including our NEOs, may defer up to 100% of either or both their annual salary and bonus. Deferral elections are made by eligible employees in the calendar year preceding the year compensation is otherwise payable. Contributions to the EDCP consist solely of participants’ elective deferral contributions with no matching or other employer contributions. Eligible employees are permitted to make individual investment elections that will determine the rate of return on their deferral amounts under the elective nonqualified deferred compensation plan. Participants may change their investment elections at any time. Deferrals are only deemed to be invested in the investment options selected. Participants have no ownership interest in any of the funds as investment elections are used only as an index for crediting gains or losses to participants’ accounts. The investment options consist of a variety of well-known mutual funds including certain non-publicly traded mutual funds available through variable insurance products. Investment gains or losses in the funds are credited to the participants’ accounts daily, net of investment option related expenses. The EDCP does not provide any above-market returns or preferential earnings to participants, and the deferrals and their earnings are always 100% vested.

The table below shows the funds available under the EDCP, and their annual rate of return for the calendar year ended December 31, 2012:

Name of Investment Fund	1-Year Rate of Return % (as of 12/31/12)
Oakmark Equity and Income—Class I Shares	9.05%
MFS Emerging Markets Equity—A Shares	18.69%
(MSF) BlackRock Money Market—Class A	0.00%
Vanguard Intermediate-Term Treasury—Admiral Shares	2.78%
PIMCO Total Return—Admin Class	10.09%
MFS Value—R4 Shares	16.42%
MainStay Large Cap Growth—Class R1	13.09%
Perkins Mid Cap Value—Class T Shares	10.32%
Columbia Acorn—Class Z	17.93%
AllianzGI NFJ Small-Cap Value—Class A	10.33%
Neuberger Berman Genesis—Instl Class	10.10%
American Funds Capital World Growth and Income—R5 Shares	19.50%
American Funds EuroPacific Growth—R5 Shares	19.57%
Henssler Equity—Investor Class	7.65%
Vanguard 500 Index—Admiral Shares	15.96%
Investco Small Cap Discovery—Class A	16.77%
Oppenheimer Real Estate—A Shares	15.65%
Janus Global Technology—Class T Shares	19.28%
Gateway Fund—Class	4.76%

NEOs may elect to receive in-service distributions of such amounts at the time they make their deferral elections. In addition, upon a showing of financial hardship due to death, illness, accident or similar extraordinary or unforeseeable circumstances, an executive may be allowed to access funds in his or her deferred compensation account before he otherwise would have been eligible. The participant must make two payout elections, one in the case of termination and one in the case of retirement. Benefits can generally be received either as a lump sum payment or in installments over a period not to exceed 20 years in the case of retirement, 5 years in the case of termination and 5 years for in-service distributions. In the event of a change in control, 100% of the value of the eligible employee’s deferred compensation account will be distributed.

Potential Payments upon Termination or Change in Control

The following table describes the potential payments and benefits that would have been payable to our NEOs under existing plans assuming (1) a termination of employment and/or (2) a change in control (CIC) occurred, in each case, on December 31, 2012. The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. These include certain accrued rights (such as earned but unpaid salary or bonus), distributions of plan balances under our 401(k) savings plan and distributions of plan balances under the pension plans and the non-qualified deferred compensation plan. For purposes of the table below, a “qualifying termination” for Messrs. Nassetta, Kennedy and Carter has the same meaning as described in “Narrative to Summary Compensation Table and 2012 Grants of Plan-Based Awards Table—Employment Agreements” and, for Ms. Campbell and Mr. Wang, has the meaning described in “Compensation Discussion and Analysis—Compensation Elements—Severance Benefits.” Because the disclosures in the table assume the occurrence of a termination or CIC as of a particular date and under a particular set of circumstances and therefore make a number of important assumptions, the actual amounts to be paid to each of our named executive officers upon a termination or CIC may vary significantly from the amounts included herein. Factors that could affect these amounts include the timing during the year of any such event, the continued availability of benefit policies at similar prices and the type of termination event that occurs (as set forth in the first column in the table below).

Name	Cash Severance ($)(1)	Continuation of Health Benefits ($)(2)	Value of Accelerated Equity ($)(3)	Accrued but Unused Vacation ($)(4)	Total ($)
Christopher J. Nassetta
Qualifying Termination	850,000	36,883	14,643,521	130,769	15,661,173
Qualifying Termination after CIC	850,000	36,883	55,318,878	130,769	56,336,530
CIC without Termination	—	—	55,318,878	—	55,318,878
Death or Disability(5)	850,000	36,883	14,643,521	130,769	15,661,173

Thomas C. Kennedy
Qualifying Termination prior to CIC	650,000	36,521	2,494,818	87,500	3,268,839
Qualifying Termination after CIC	650,000	36,521	9,424,408	87,500	10,198,429
CIC without Termination	—	—	9,424,408	—	9,424,408
Death or Disability(5)	650,000	36,521	2,494,818	87,500	3,268,839

Ian R. Carter
Qualifying Termination prior to CIC	414,000	36,883	3,873,205	66,346	4,390,434
Qualifying Termination after CIC	414,000	36,883	14,631,393	66,346	15,148,622
CIC without Termination	—	—	14,631,393	—	14,631,393
Death or Disability(5)	414,000	36,883	3,873,205	66,346	4,390,434

Mark D. Wang
Qualifying Termination	—	33,141	1,559,261	106,546	1,698,948
Qualifying Termination after CIC	—	33,141	5,890,255	106,546	6,029,942
CIC without Termination	—	—	5,890,255	—	5,890,255
Death or Disability(5)	—	33,141	1,559,261	106,546	1,698,948

Kristin A. Campbell
Qualifying Termination	2,000,000	26,210	467,778	57,656	2,551,644
Qualifying Termination after CIC	2,000,000	26,210	2,338,892	57,656	4,422,758
CIC without Termination	—	—	2,338,892	—	2,338,892
Death or Disability(5)	—	26,210	467,778	57,656	551,644

(1)	Under his employment agreement, each of Messrs. Nassetta, Kennedy and Carter would have been entitled to receive a cash severance amount consisting of:

(A)	in the case of a qualifying termination, an annual bonus payable at the target percentage of base salary (100% of base salary as to Mr. Kennedy) in effect at the date of termination and pro-rated based on the number of days during the fiscal year that such executive was employed prior to the termination date (the “prorated bonus”); and
(B)	in the case of a qualifying termination prior to a change in control, Messrs. Kennedy and Carter would have been entitled to receive, in addition to the prorated bonus, an amount equal to the excess, if any, of (x) the “Applicable Severance Amount” over (y) the value of the Tier I awards and the Class B Units granted to the named executive officer. The “Applicable Severance Amount” for each executive is an amount equal to 200% (for Mr. Kennedy) or 100% (for Mr. Carter) of the sum of (x) the executive’s base salary, and (y) annual bonus (if any) payable in respect of the fiscal year immediately prior to the termination date.

The amounts reported under “Qualifying Termination” for Mr. Nassetta and “Qualifying Termination prior to CIC” for Messrs. Nassetta, Kennedy and Carter reflect each NEO’s target annual (100% of base salary as to Mr. Kennedy) bonus for the year ended December 31, 2012. In addition, the amounts reported under “Qualifying Termination prior to CIC” for Messrs. Kennedy and Carter, assume, based on the cash value of the outstanding Tier I awards and the market value of the Class B Units as of December 31, 2012, that, if a qualifying termination had occurred on December 31, 2012 and prior to a change in control, the Applicable Severance Amount for each of Messrs. Kennedy and Carter would not have exceeded the value of their respective Tier I awards and the Class B Units and, therefore, that no additional cash severance for such named executive officers would have been paid under their employment agreements.

Under the Severance Plan, in connection with a qualifying termination, Mr. Wang would have been entitled to receive a cash severance amount equal to the sum of (x) twelve months of base salary plus (y) an amount equal to the actual bonus paid in respect of the previous fiscal year, provided that the total cash payment is reduced by the value of such executive’s Tier I awards and Class B Units. The amounts reported for Mr. Wang under “Qualifying Termination” and “Qualifying Termination after CIC” assume, based on the cash value of the outstanding Tier I Awards and the market value of the Class B Units as of December 31, 2012, that, if a qualifying termination had occurred on December 31, 2012, the severance benefits payable under the Severance Plan would not have exceeded the value of the Tier I awards and the Class B Units and, therefore, that no additional cash severance would have been paid to Mr. Wang.

Pursuant to the terms of her employment, in connection with a qualifying termination, Ms. Campbell would have been entitled to receive a cash severance amount equal to the sum of (x) two times her then current annualized base salary and (y) two times her most recent annualized bonus payment (or guaranteed annualized minimum if no payment had been made). The amounts reported for Ms. Campbell under “Qualifying Termination” and “Qualifying Termination after CIC” reflect the sum of (x) two times her annualized base salary of $500,000 and (y) two times her guaranteed annualized minimum bonus of $500,000 for fiscal 2012.

If the employment of Messrs. Nassetta, Kennedy or Carter was terminated for death or disability, such executive would have been entitled to receive his prorated bonus. Amounts reported under “Death or Disability” for Messrs. Nassetta, Kennedy and Carter reflect each NEO’s target annual bonus for the year ended December 31, 2012.

(2)	Reflects the cost of providing the NEO and his or her eligible dependents continued group health insurance for 24 months following the date of termination pursuant to the Company’s historical practice, assuming 2013 rates.
(3)	Upon a change in control in which our Sponsor ceases to beneficially own more than 50% of the Class A Units in our Ultimate Parent, the remaining outstanding Tier I awards will become payable and all the Class B Units will vest. Upon a qualifying termination, death or disability, the Class B Units will vest in a percentage of based on a vesting schedule where 20% of the Class B Units will be deemed to have vested ratably in equal, annual installments over five years, beginning on April 8, 2011 (or June 27, 2011 with respect to Ms. Campbell). The amounts reported are based on the cash value of the outstanding Tier I awards and, with respect to the Class B Units, the appreciation in the value of our Ultimate Parent’s equity from and after the applicable date of grant through December 31, 2012.
(4)	Amounts shown represent the following number of accrued but unused vacation days: Mr. Nassetta 40 days; Mr. Kennedy, 35 days; Mr. Carter, 25 days; Mr. Wang, 54 days; Ms. Campbell, 31 days; and Mr. Brown, 35 days.
(5)	In the event of death of an NEO, in addition to amounts reported in the table above, each NEO will receive benefits from third-party payors under our employer-paid premium life insurance plans. All of our team members are eligible for one times regular annual eligible wages at death (up to $1,500,000). In addition, the Company has provided Mr. Nassetta with additional executive life insurance with a $10,500,000 death benefit. Therefore, if such benefits were triggered for the NEOs on December 31, 2012 under our life insurance plans the legally designated beneficiary(ies) of each NEO would have received the following amounts: Mr. Nassetta ($12,000,000); Mr. Kennedy ($1,159,000); Mr. Carter ($1,500,000); Mr. Wang ($839,000); and Ms. Campbell ($500,000).

Paul J. Brown Separation Agreement

On October 31, 2012, we entered into a separation agreement with Mr. Brown, the Company’s former Executive Vice President and President, Global Brands and Commercial Services, with respect to Mr. Brown’s resignation of employment with the Company. Pursuant to the separation agreement, beginning November 1, 2012, Mr. Brown agreed to provide services to the Company as a Special Advisor to the CEO until the earlier of April 30, 2013 or the date he commenced employment with a new employer, such date, referred to as the Brown

Separation Date. In consideration for Mr. Brown providing a general release of claims against the Company, we agreed to provide Mr. Brown with the following payments and benefits:

•	payment of his current base salary rate through April 30, 2013;

•	his annual bonus in respect of the year ended December 31, 2012 assuming he remained employed as President, Global Brands and Commercial Services through the applicable payment date, which amount was $497,025;

•	cash separation payments consisting of:

•	an $8.5 million lump-sum payment payable as soon as practicable following the effective date of the separation agreement;

•	$2.0 million payment payable as soon as practicable following the earlier of (1) his commencement of employment with a new employer, but no earlier than January 1, 2013, or (2) October 31, 2013 conditional upon adherence to the agreement;

•	$2.0 million payment payable as soon as practicable following the earlier of (1) the one year anniversary of the commencement of his employment with a new employer, but no earlier than January 1, 2014, or (2) April 30, 2014, conditional upon adherence to the agreement;

•	$80,769 for all accrued but unused vacation time through the Brown Separation Date;

•	executive consulting services, which amounted to $50,000;

•	$12,188 for the cost of legal fees incurred in connection with his separation agreement; and

•	a lump sum payment of $40,000 to be paid as soon as practicable following the Brown Separation Date representing the portion of the monthly premiums for group health coverage for Mr. Brown and his family paid by the Company, multiplied by 24.

In addition, in connection with his separation, Mr. Brown forfeited his outstanding Tier I award and all of his Class B Units and the Company agreed to repurchase his equity investment in Class A Units of $220,000 for an amount equal to $275,000, less any and all applicable U.S. federal, state and local withholding taxes.

Mr. Brown’s cash separation payments are contingent on his continued compliance with certain restrictive covenants, including an indefinite covenant on confidentiality of information and covenants related to non-competition and non-solicitation of employees and customers of the Company and its affiliates for one year after the Brown Separation Date.

Thomas C. Kennedy Separation Agreement

On September 24, 2013, we entered into a separation agreement with Mr. Kennedy, our former Executive Vice President and Chief Financial Officer, with respect to Mr. Kennedy’s termination of employment with the Company. Pursuant to the separation agreement, beginning August 8, 2013, Mr. Kennedy agreed to continue his employment with the Company as a Special Advisor to the CEO until December 31, 2013 or until he commenced employment with a new employer, such date referred to as the Kennedy Separation Date. In consideration for Mr. Kennedy providing a general release of claims against the Company, we agreed to provide Mr. Kennedy with the following payments and benefits:

•	his current base salary and continuation of his current benefits through the Kennedy Separation Date;

•	his annual bonus in respect of the year ended December 31, 2013 assuming he remained employed as Executive Vice President and Chief Financial Officer through the applicable payment date and with any discretionary targets established for Mr. Kennedy fixed at the maximum payout value;

•	$1,058,500 annually (representing approximately his current base salary and target annual incentive compensation) for a period of three years as soon as practicable following each of the first, second and third anniversaries of the Kennedy Separation Date;

•	a $2,275,000 lump-sum cash severance payment (representing approximately two times his current base salary and target annual incentive compensation) payable as soon as practicable following December 31, 2014;

•	$87,500 for all accrued but unused vacation through the Kennedy Separation Date;

•	up to $75,000 for the cost of reasonable legal fees incurred in connection with the separation agreement; and

•	a lump sum payment of $50,000 to be paid as soon as practicable following the Kennedy Separation Date representing twenty-four months of estimated before tax health care insurance premiums that Mr. Kennedy would incur for group health coverage for him and his family.

In addition, in connection with his separation, the Company agreed to pay Mr. Kennedy a cash payment of $3,187,363 representing his Tier I award and a cash payment of $6,699,938 for the cancellation of his Class B Units. The Company also agreed to repurchase Mr. Kennedy’s equity investment in Class A Units of $1,107,780 for an amount equal to $1,772,448.

The foregoing payments and benefits are contingent on Mr. Kennedy’s continued compliance with certain restrictive covenants, including an indefinite confidentiality of information covenant, a covenant related to non-competition for three years after the Kennedy Separation Date and a covenant related to non-solicitation of employees and customers of the Company and its affiliates for one year after the Kennedy Separation Date.

Omnibus Incentive Plan

In connection with this offering, our board of directors expects to adopt, and our stockholders expect to approve, the Omnibus Incentive Plan prior to the completion of the offering.

Purpose

The purpose of the Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

The Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has delegated power, or if no such committee or subcommittee thereof exists, the board of directors (as applicable, the “Committee”). The Committee has the sole and plenary authority to establish the terms and conditions of any award consistent with the provisions of the Omnibus Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, the Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to the Omnibus Incentive Plan

The Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under the Omnibus Incentive Plan is 80,000,000. Of this amount, the maximum number of shares for which incentive stock options may be granted is 80,000,000; the maximum number of shares for which options or stock appreciation right may be granted to any individual participant during any single fiscal year is 5,000,000; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 5,000,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $1,000,000 in total value; and the maximum amount that may be paid to any individual for a single fiscal year under a performance compensation award denominated in cash is $15,000,000. Except for substitute awards (as described below), in the event any award terminates, lapses, or is settled without the payment of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under the Omnibus Incentive Plan, unless the shares are surrendered after the termination of the Omnibus Incentive Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards shall not be counted against the total number of shares that may be issued under the Omnibus Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above. No award may be granted under the Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options

The Committee may grant non-qualified stock options and incentive stock options under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan; provided that all stock options granted under the Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised, (2) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, (3) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, or (4) by such other method as the Committee may permit in its sole discretion, including without limitation (A) in other property having a fair market value on the date of exercise equal to the purchase price, or (B) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and the minimum amount of statutory withholding liability. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights

The Committee may grant stock appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (2) the numbers of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards). The Committee may in its sole discretion substitute, without the consent of the holder or beneficiary of such stock appreciation rights, stock appreciation rights settled in shares of common stock (or settled in shares or cash in the sole discretion of the Committee) for nonqualified stock options.

Restricted Shares and Restricted Stock Units

The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in its sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including without limitation the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the Committee, in shares of common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units.

Other Stock-Based Awards

The Committee may issue unrestricted common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units), under the Omnibus Incentive Plan, including performance-based awards.

Performance Compensation Awards

The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee also has the authority to make an award of a cash bonus to any participant and designate such award as a performance compensation award under the Omnibus Incentive Plan. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of performance of the Company (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to the following, which may be determined in accordance with Generally Accepted Accounting Principles (GAAP) or on a non-GAAP basis: (1) net earnings or net income (before or after taxes); (2) basic or diluted earnings per share (before or after taxes); (3) net revenue or net revenue growth; (4) gross revenue or gross revenue growth, gross profit or gross profit growth; (5) net operating profit (before or after taxes); (6) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (7) cash flow measures (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital), which may but are not required to be measured on a per share basis; (8) earnings before or after taxes, interest, depreciation and/or amortization (including EBIT and EBITDA); (9) gross or net operating margins; (10) productivity ratios; (11) share price (including, but not limited to, growth measures and total stockholder return); (12) expense targets or cost reduction goals, general and administrative expense savings; (13) operating efficiency; (14) objective measures of customer satisfaction; (15) working capital targets; (16) measures of economic value added or other ‘value creation’ metrics; (17) inventory control; (18) enterprise value; (19) sales; (20) stockholder return; (21) competitive market metrics; (22) employee retention; (23) timely completion of new product roll-outs; (24) timely opening of new facilities; (25) objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (26) system-wide revenues; (27) franchise and/or royalty income; (28) comparisons of continuing operations to other operations; (29) market share; (30) cost of capital, debt leverage year-end cash position or book value; (31) strategic objectives, development of new product lines and related revenue, sales and margin targets; (32) franchise growth and retention, co-branding or international operations; (33) management fee or licensing fee growth; (34) capital expenditures; (35) guest satisfaction; (36) RevPAR (revenue per available room); or (37) any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the performance of the Company and/or one or more affiliates as a whole or any of our divisions or operational and/or business units, product lines, brands, business segments, administrative departments of the Company and/or one or more affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee shall, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and to appropriately reflect the following events: (1) asset write-downs; (2) litigation or claim judgments or settlements; (3) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (4) any reorganization and restructuring programs; (5) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; (6) acquisitions or divestitures; (7) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (8) foreign exchange gains and losses; (9) discontinued operations and nonrecurring charges; and (10) a change in our fiscal year.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the Omnibus Incentive Plan.

Effect of Certain Events on Omnibus Incentive Plan and Awards

In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in the Omnibus Incentive Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting us, any affiliate, or the financial statements of us or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee must make any such adjustments in such manner as it may deem equitable, including without limitation, any or all of: (i) adjusting any or all of (A) the share limits applicable under the Omnibus Incentive Plan with respect to the number of awards which may be granted hereunder, (B) the number of our shares of common stock or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the Omnibus Incentive Plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock subject to outstanding awards or to which outstanding awards relate (with any increase requiring the approval of our board of directors), (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders of the Company in such event), including without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price thereof. For the avoidance of doubt, the Committee may cancel any stock option or stock appreciation right for no consideration if the fair market value of the shares subject to such option or stock appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or stock appreciation right.

Nontransferability of Awards

An award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of participant or such participant’s family members, any partnership or limited liability company of which participant, or participant and participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination

The board of directors may amend, alter, suspend, discontinue, or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to the Omnibus Incentive Plan or for changes in GAAP to new accounting standards, (2) it would materially increase the number of securities which may be issued under the Omnibus Incentive Plan (except for adjustments in connection with certain corporate events), or (3) it would materially modify the requirements for participation in the Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award shall not to that extent be effective without such individual’s consent. The Committee may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided, further, that without stockholder approval, except as otherwise permitted in the Omnibus Incentive Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right, (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right, and (3) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividend equivalents shall be payable in respect of outstanding (1) options or stock appreciation rights or (2) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become earned, payable or distributable).

Clawback/Forfeiture

An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to our interests or the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. The Committee may also provide in an award agreement that if the participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, the participant will forfeit any gain realized on the vesting or exercise of such award, and must repay the gain to us. The Committee may also provide in an award agreement that if the participant receives any amount in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the participant shall be required to repay any such excess amount to us. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders’ Agreement

In connection with this offering, we intend to enter into a stockholders’ agreement with Blackstone. This agreement will require us to nominate a number of individuals designated by Blackstone for election as our directors at any meeting of our stockholders, each a “Sponsor Director,” such that, upon the election of each such individual and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company will be equal to: (1) if our existing owners and their affiliates together continue to beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if our existing owners and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if our existing owners and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if our existing owners and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if our existing owners and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. For so long as the stockholders’ agreement remains in effect, Sponsor Directors may be removed only with the consent of Blackstone. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders’ agreement will require us to nominate an individual designated by our Sponsor for election to fill the vacancy.

The above-described provisions of the stockholders’ agreement will remain in effect until our Sponsor is no longer entitled to nominate a Sponsor Director pursuant to the stockholders’ agreement, unless our Sponsor requests that they terminate at an earlier date.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement that will provide Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Management, Franchise and Timeshare Products and Services

Affiliates of Blackstone directly and indirectly own hotels that we currently manage or franchise, or that we may manage or franchise in the future, and receive fees in connection with those management and franchise agreements. We recognized management and franchise fee revenue of $29 million, $23 million and $16 million, respectively, for the years ended December 31, 2012, 2011 and 2010 related to these hotels. We recognized reimbursements and reimbursable costs for these hotels, primarily related to payroll and marketing expenses, of $135 million, $101 million, and $93 million for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012 and 2011, we had accounts receivable due from these hotels related to these management and franchise fees and reimbursements of $28 million and $19 million, respectively. In addition, in certain cases, we incur costs to acquire management and franchise contracts with hotels owned by affiliates of Blackstone. We incurred acquisition costs of $5 million for the year ended December 31, 2011 related to these contracts. There were no acquisition costs for the years ended December 31, 2012 and 2010 related to these contracts.

We may also enter into timeshare-related arrangements with affiliates of Blackstone which may involve, among other things, our sale of certain owned properties to affiliates of Blackstone for their development into timeshare properties and our selling and marketing related timeshare intervals and providing management and other services to operate the homeowners’ associations, rental programs, resort recreational programs and retail outlets at these properties. In particular, in connection with a timeshare project to be developed, we expect to sell a land parcel, including easement rights and entitlements, to an affiliate of Blackstone for approximately $25 million in cash. The Blackstone affiliate will reimburse us for certain development costs for expenses we incur relating to the planning, design, legal, architectural and other pre-construction activities. The sale of this property will facilitate a fee-for-service transaction whereby the affiliate of Blackstone will develop the timeshare project and HGV will provide development management, sales and marketing, resort operations, club management and other related services for fees.

Products and Services

From time to time, we have purchased products and services from entities affiliated with or owned by Blackstone.

Entities affiliated with Travelport Limited, or Travelport, in which certain affiliates of Blackstone have an interest, provide computerized reservations and ticketing and other services to travel agencies and others in the travel industry. We are party to a hotel reservations sales agreement with Travelport whereby we agree to pay specified fees per hotel booking and to purchase certain advertising services. Our payments for services from Travelport totaled $23 million, $20 million and $19 million for the fiscal years ended December 31, 2012, 2011 and 2010, respectively.

Equity Healthcare LLC, or Equity Healthcare, which is owned by Blackstone, provides us certain negotiating, monitoring and other services in connection with our health benefit plans pursuant to an employer health program agreement we have entered into with Equity Healthcare. In consideration for Equity Healthcare’s services, we pay Equity Healthcare fees based on the number of participating employees in our health benefit plans. Our payments to Equity Healthcare totaled $0.6 million and $0.3 million, respectively, for the fiscal years ended December 31, 2012 and 2011. We did not make any payments to Equity Healthcare during the fiscal year ended December 31, 2010.

Service Contract Guarantees

In 2010, in connection with the settlement of a lawsuit, we entered into a guarantee that requires us to pay any shortfalls under certain service contracts that affiliates of our Sponsor entered into with the plaintiff. The initial maximum exposure under the guarantee was $75 million, which has subsequently been reduced to approximately $50 million as of September 30, 2013 as a result of the plaintiff’s receipt of payments from the counterparties of such service contracts.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in Item 404(a) of Regulation S-K, which includes security holders who beneficially own more than 5% of our common stock, including our Sponsor) must promptly disclose to our General Counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock immediately after this offering by (1) the selling stockholder, (2) each person known to us to beneficially own more than 5% of our outstanding common stock, (3) each of our directors and named executive officers and (4) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC.

Hilton Global Holdings LLC currently holds all of our issued and outstanding common stock. Immediately prior to this offering, Hilton Global Holdings LLC plans to distribute all of the shares of our common stock held by it, other than the shares it may sell in this offering, to its members in accordance with the terms of its limited liability company agreement. (If the underwriters’ option to purchase additional shares is not exercised in full, Hilton Global Holdings LLC will distribute its remaining shares of our common stock to its members.) All shares of our common stock distributed by Hilton Global Holdings LLC will be subject to restrictions on transfer as described in the third paragraph under “Shares Eligible for Future Sale—Lock-Up Arrangements”. Cash proceeds received by Hilton Global Holdings LLC from the sale of shares of our common stock in this offering, net of underwriting discounts and the payment to us described in the next sentence, will be distributed to those members of Hilton Global Holdings LLC that have elected to receive this cash payment in lieu of shares of our common stock that would otherwise have been distributed to such members. For facilitating this liquidity event for certain of its members, Hilton Global Holdings LLC has agreed to make a payment to us in an amount equal to the amount by which proceeds, net of underwriting discounts, received by it exceed 95% of the aggregate initial public offering price of the shares sold by it. The members of Hilton Global Holdings LLC that have elected to receive a cash payment are former lenders to us (or their transferees) who received their interests in Hilton Global Holdings LLC as part of our 2010 debt restructuring and include a debt-focused investment vehicle now managed by Blackstone as a result of Blackstone’s 2012 acquisition of Capital Trust, Inc.’s investment management and special servicing business and related fund co-investments that has elected to receive cash in lieu of shares representing represents less than 1% of our common stock and HHotels Mezz Debt Private Limited. No private equity or real estate opportunity fund or co-investment vehicle sponsored or managed by Blackstone has elected to receive any cash in lieu of shares of our common stock.

	Shares Beneficially Owned Prior to the Offering		Shares to be Sold in the Offering		Shares Beneficially Owned After the Offering
			Excluding Exercise of Option to Purchase Additional Shares	Including Exercise of Option to Purchase Additional Shares	Excluding Exercise of Option to Purchase Additional Shares		Including Exercise of Option to Purchase Additional Shares
Name of Beneficial Owner	Number	Percent			Number	Percent	Number	Percent
Selling Stockholder
Hilton Global Holdings LLC(1)	65,641,024	7.1%	48,717,948	65,641,024	16,923,076	1.7%	—	—
Certain Beneficial Owners and Management
Blackstone(2)	750,552,282	81.5%	—	—	750,552,282	76.2%	750,552,282	76.2%
HHotels Mezz Debt Private Limited(3)	49,490,432	5.4%	—	—	49,490,432	5.0%	49,490,432	5.0%
Christopher J. Nassetta(4)	7,599,208	*	—	—	7,599,208	*	7,599,208	*
Jonathan D. Gray(5)	—	—	—	—	—	—	—	—
Michael S. Chae(5)	—	—	—	—	—	—	—	—
Tyler S. Henritze(5)	—	—	—	—	—	—	—	—
Judith A. McHale	—	—	—	—	—	—	—	—
John G. Schreiber(6)	—	—	—	—	—	—	—	—
Elizabeth A. Smith	—	—	—	—	—	—	—	—
Douglas M. Steenland	—	—	—	—	—	—	—	—
William J. Stein(5)	—	—	—	—	—	—	—	—
Kevin J. Jacobs	844,416	*	—	—	844,416	*	844,416	*
Thomas C. Kennedy	—	—	—	—	—	—	—	—
Ian R. Carter	1,876,622	*	—	—	1,876,622	*	1,876,622	*
Mark D. Wang	768,020	*	—	—	768,020	*	768,020	*
Kristin A. Campbell	422,208	*	—	—	422,208	*	422,208	*
Paul J. Brown	—	—	—	—	—	—	—	—
Directors, director nominees and executive officers as a group (16 persons)	12,960,617	1.4%	—	—	12,960,617	1.3%	12,960,617	1.3%

*	Represents less than 1%.

(1)	The managing member of Hilton Global Holdings LLC is Hilton Hotels Holdings LLC, which following the distribution of shares of Hilton Worldwide Holdings Inc. described above, will cease to own any economic interest in Hilton Global Holdings LLC, but will continue to control such entity. See footnote (2) below for additional details. To the extent the underwriters do not exercise their option to purchase additional shares of common stock in full, any remaining shares of our common stock that are held by the selling stockholder will be distributed on a pro rata basis to those members of the selling stockholder that had elected to receive cash in lieu of shares of our common stock.
(2)	Reflects shares of our common stock directly held by Hilton Hotels Holdings LLC and Blackstone A23 Holdings LLC. Excludes shares of our common stock that may be directly held by the debt-focused investment vehicle that Blackstone acquired from Capital Trust, Inc. in 2012 following this offering. Assuming the underwriters do not exercise their option to purchase additional shares, such debt-focused investment vehicle will hold 1,721,237 shares of our common stock. The sole member of Hilton Hotels Holdings LLC is BH Hotels Holdco LLC (“BH Hotels”). The managing members of each of BH Hotels and Blackstone A23 Holdings LLC are Blackstone Real Estate Partners VI L.P. and Blackstone Capital Partners V L.P. The general partner of Blackstone Capital Partners V L.P. is Blackstone Management Associates V L.L.C. The sole member of Blackstone Management Associates V L.L.C is BMA V L.L.C. The general partner of Blackstone Real Estate Partners VI L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The managing member of each of BREA VI L.L.C. and BMA V L.L.C. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Steven A. Schwarzman. Each of such Blackstone entities (other than Hilton Global Holdings LLC to the extent of its direct holdings) and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by Hilton Global Holdings LLC directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares. John G. Schreiber may be deemed to share dispositive power over the shares of common stock held by the Hilton Global Holdings LLC but disclaims beneficial ownership of such shares. The address of each of Mr. Schwarzman and each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(3)	The shares are held directly by HHotels Mezz Debt Private Limited, a Singapore incorporated private limited company (“HHotels”). GIC Real Estate, Inc., a Delaware corporation (“GIC RE Inc.”), manages investments held by HHotels. GIC RE Inc. shares such investment powers with GIC Real Estate Private Limited (“GIC RE Pte Ltd”) and GIC Private Limited (“GIC”), both of which are private limited companies incorporated in Singapore. GIC RE Pte Ltd is wholly owned by GIC and is the real estate investment arm of GIC. GIC is wholly owned by the Government of Singapore, and was set up with the sole purpose of managing Singapore’s foreign reserves. The address of each of the entities listed in this footnote is c/o GIC Real Estate, Inc., 335 Madison Ave, 24th Floor, New York, NY 10017.
(4)	Includes 1,989,997 shares of common stock held by Harwood Road LLC, a limited liability company. A revocable living trust, of which Mr. Nassetta is the trustee and a beneficiary, serves as the managing member of Harwood Road LLC. 99% of the economic interests in the limited liability company are held by a family trust for the benefit of Mr. Nassetta’s children and the remaining 1% is held by the aforementioned living trust.
(5)	Messrs. Gray, Chae, Henritze and Stein are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone.
(6)	Mr. Schreiber is a partner and co-founder of Blackstone Real Estate Advisors, which is affiliated with Blackstone. Mr. Schreiber disclaims beneficial ownership of the shares beneficially owned by Blackstone.

The foregoing table assumes that the initial public offering price for shares of our common stock to be sold in this offering is $19.50 per share, which is the midpoint of the price range indicated on the front cover of this prospectus. However, as is discussed above with regard to shares of our common stock that will be distributed by Hilton Global Holdings LLC to its members and under “Management—Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Awards” with respect to equity interests held by members of our management, the holdings of shares of our common stock by particular existing owners would differ from that presented in the table above if the actual initial public offering price differs from this assumed price. For example, if the initial public offering price per share of common stock in this offering is $18.00, which is the low-point of the price range indicated on the front cover of this prospectus, the beneficial ownership of shares of our common stock by Blackstone, Christopher J. Nassetta, Ian R. Carter, Mark D. Wang and Kristin A. Campbell and our directors and executive officers as a group, after this offering, would be: 744,160,808; 7,104,000; 1,747,031; 715,719; 391,230; and 12,084,186 shares, respectively. Conversely, if the initial public offering price per share of common stock in this offering is $21.00, which is the high-point of the price range indicated on the front cover of this prospectus, the beneficial ownership of shares of our common stock by Blackstone, Christopher J. Nassetta, Ian R. Carter, Mark D. Wang and Kristin A. Campbell and our directors and executive officers as a group, after this offering, would be: 756,030,690; 8,023,672; 1,987,700; 812,849; 448,760; and 13,711,844 shares, respectively.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following description is a summary of the material terms of our material indebtedness. In addition, as of September 30, 2013, our consolidated VIEs recorded non-recourse debt and capital lease obligations of $318 million.

Senior Secured Credit Facilities

On October 25, 2013, we entered into a credit agreement with Deutsche Bank AG New York Branch, as administrative agent, collateral agent, swing line lender and L/C issuer, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc. and Goldman Sachs Lending Partners LLC, as joint lead arrangers and joint bookrunners, Wells Fargo Securities, LLC, as joint bookrunner and the other agents and lenders from time to time party thereto.

The credit agreement provides for senior secured credit facilities consisting of:

•	a $7.6 billion senior secured term loan facility, or term loans, which will mature on October 25, 2020; and

•	a $1.0 billion senior secured revolving credit facility, or revolving credit facility, $150 million of which is available in the form of letters of credit, which will mature on October 25, 2018.

Our wholly owned subsidiary, Hilton Worldwide Finance LLC, or borrower, is the borrower under the senior secured credit facilities. The revolving credit facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as the swing line borrowings. In addition, the senior secured credit facilities also provide the borrower with the option to raise incremental credit facilities (including an uncommitted incremental facility that provides the borrower the option to increase the amount available under the term loan facilities and/or the revolving credit facility by an aggregate of up to $1.5 billion, subject to additional increases upon satisfaction of certain leverage-based tests), refinance the loans with debt incurred outside the credit agreement and extend the maturity date of the revolving credit facility and term loans, subject to certain limitations.

Interest Rate and Fees

Borrowings under the term loans bear interest, at the borrower’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the term loans is 2.00%, in the case of base rate loans, and 3.00%, in the case of LIBOR rate loans, subject to one step-down of 0.25% upon the achievement of a first lien net leverage ratio of less than or equal to 3.85 to 1.00 and subject to one step down of 0.25% following a qualifying initial public offering, subject to a base rate floor of 2.00%, and a LIBOR floor of 1.00%.

Borrowings under the revolving credit facility will bear interest, at the borrower’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margins for the revolving credit facility are 1.50%, in the case of base rate loans, and 2.50%, in the case of LIBOR rate loans, subject to two step-downs of 0.25% upon the achievement of a first lien net leverage ratio of less than or equal to 3.85 to 1.00 and 3.25 to 1.00, respectively, and subject to one step down of 0.25% following a qualifying initial public offering.

In addition to paying interest on outstanding principal under the senior secured credit facilities, the borrower is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.50% per annum subject to a step-down to 0.375%, upon achievement of a first lien net leverage ratio less than or equal to 3.85 to 1.00. The borrower is also required to pay customary letter of credit fees.

Prepayments

The senior secured credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and 0%, as applicable, subject to attaining certain first lien net leverage ratios) of annual excess cash flow, calculated in accordance with the credit agreement;

•	100% of the net cash proceeds (including insurance and condemnation proceeds) of all non-ordinary course asset sales or other dispositions of property by the borrower and its restricted subsidiaries, subject to de minimis thresholds, if those net cash proceeds are not reinvested in assets to be used in the borrower’s business or to make certain other permitted investments (a) within 12 months of the receipt of such net cash proceeds or (b) if the borrower commits to reinvest such net cash proceeds within 12 months of the receipt thereof, within 180 days of the date of such commitment (although in connection with any such prepayment, the borrower may also repay other first lien debt to the extent it is so required); and

•	100% of the net proceeds of any incurrence of debt by the borrower or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the senior secured credit facilities.

Notwithstanding any of the foregoing, each lender of term loans will have the right to reject its pro rata share of mandatory prepayments described above, in which case we may retain the amounts so rejected.

The foregoing mandatory prepayments will be applied pro rata to installments of term loans in direct order of maturity.

The borrower has the ability to voluntarily repay outstanding loans at any time without premium or penalty, other than prepayment premium on voluntary prepayment of term loans in connection with a repricing transaction on or prior to April 25, 2014 and customary “breakage” costs with respect to LIBOR loans.

Amortization

The borrower is required to repay installments on the term loans in quarterly installments equal to 0.25% of the original principal amount of the term loans, with the remaining amount payable on the applicable maturity date with respect to such term loans.

Guarantees

The obligations under the senior secured credit facilities are unconditionally and irrevocably guaranteed by each of Hilton Worldwide Holdings Inc., Hilton Worldwide Finance Corp., a finance subsidiary that co-issued our senior notes due 2021, any subsidiary of Hilton Worldwide Holdings Inc. that directly or indirectly owns 100% of the issued and outstanding equity interests of the borrower, and, subject to certain exceptions, each of the borrower’s existing and future material domestic wholly owned subsidiaries (collectively referred to as the credit agreement guarantors). In addition, the senior secured credit facilities will be collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, the borrower and each of the borrower’s and guarantors’ material direct or indirect wholly owned restricted domestic subsidiaries and 65% of the capital stock of, or other equity interests in, each of the borrower’s or any subsidiary guarantors’ direct wholly owned first-tier restricted foreign subsidiaries, and (ii) certain tangible and intangible assets of the borrower and those of the credit agreement guarantors (subject to certain exceptions and qualifications).

As of the closing date for the senior secured credit facilities, none of our foreign subsidiaries, our non-wholly owned domestic subsidiaries that are restricted subsidiaries, our subsidiaries that are prohibited from providing guarantees as a result of the agreements governing our revolving non-recourse timeshare notes credit facility and/or or 2.28% notes backed by a portion of our timeshare financing receivables, or our unrestricted subsidiaries (which consist of our U.S. real estate subsidiaries that hold U.S. owned real estate that secure our new commercial mortgage-backed securities loans and our mortgage loan secured by our Waldorf Astoria New York property) will guarantee the senior secured credit facilities.

Certain Covenants and Events of Default

The senior secured credit facilities contain a number of significant affirmative and negative covenants and customary events of default. Such covenants, among other things, will limit or restrict, subject to certain exceptions, the ability of the borrower and its restricted subsidiaries to:

•	incur additional indebtedness, make guarantees and enter into hedging arrangements;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

In addition, if, on the last day of any period of four consecutive quarters on or after June 30, 2014, the aggregate principal amount of revolving credit loans, swing line loans and/or letters of credit (excluding up to $50 million of letters of credit and certain other letters of credit that have been cash collateralized or back-stopped) that are issued and/or outstanding is greater than 25% of the revolving credit facility, the new credit agreement will require the borrower to maintain a consolidated first lien net leverage ratio not to exceed 7.9 to 1.0.

During the period in which the borrower’s corporate issuer rating is equal to or higher than Baa3 (or the equivalent) according to Moody’s Investors Service, Inc. or BBB- (or the equivalent) according to Standard & Poor’s Ratings Services and no default has occurred and is continuing, the restrictions in the senior secured credit facilities regarding incurring additional indebtedness, dividends and distributions or repurchases of capital stock and transactions with affiliates will not apply to the borrower and its restricted subsidiaries during such period.

Our senior secured credit facilities also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

5.625% Senior Notes due 2021

On October 4, 2013, Hilton Worldwide Finance LLC and Hilton Worldwide Finance Corp., as co-issuers, issued $1.5 billion aggregate principal amount of their 5.625% Senior Notes due 2021, or senior notes, under an indenture dated as of October 4, 2013. Interest on the senior notes is payable semi-annually in cash in arrears on April 15 and October 15 of each year, beginning on April 15, 2014. The senior notes are guaranteed on a senior unsecured basis by Hilton Worldwide Holdings Inc. and each of our wholly owned domestic restricted subsidiaries that guarantee any of our indebtedness under our new senior secured credit facilities.

We may redeem the notes, in whole or in part, at any time prior to October 15, 2016, at a price equal to 100% of the principal amount, plus an applicable make-whole premium and accrued and unpaid interest. Beginning on October 15, 2016, we may redeem some or all of the notes at a redemption price of 102.813% of the principal amount of senior notes to be redeemed, plus any accrued and unpaid interest to the date of redemption. The redemption price decreases to 101.406% and 100.000% of the principal amount of senior notes to be redeemed on October 15, 2017 and 2018, respectively. In addition, at any time prior to October 15, 2016, we may, at our option, redeem up to 40% of the aggregate principal amount of the senior notes with the net cash proceeds from certain equity offerings at the redemption price of 105.625%, plus accrued and unpaid interest.

The indenture governing the senior notes contains covenants that, among other things, limit the co-issuers’ ability and the ability of their restricted subsidiaries, subject to certain exceptions, to:

•	incur or guarantee additional debt or issue disqualified stock or certain preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuers;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell certain assets.

The indenture governing the senior notes contains change of control triggering event provisions and certain customary affirmative covenants and events of default.

Subject to certain exceptions, the indenture governing senior notes permits us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

CMBS Loan

On October 25, 2013, JPMorgan Chase Bank, National Association, German American Capital Corporation, Bank of America, N.A., Morgan Stanley Mortgage Capital Holdings, LLC and GS Commercial Real Estate LP extended to certain of our U.S. real estate subsidiaries that hold U.S. owned real estate, collectively referred to as the CMBS borrowers, a $3.5 billion commercial mortgage-backed securities loan, or CMBS loan. The CMBS loan is secured by 23 hotels owned by the CMBS borrowers, including the New York Hilton, Hilton Hawaiian Village, Hilton Waikoloa Village and Hilton New Orleans. The CMBS loan has two components: (1) a fixed-rate component in the amount of $2.625 billion and (2) a floating rate component in the amount of $0.875 billion.

Term

The fixed rate component of the CMBS loan has a term of five years.

The floating rate component has an initial term of two years with three extension options of 12 months each. The CMBS borrowers have the right to exercise any extension period so long as no event of default exists, and they purchase an extension of the applicable interest rate hedge agreements described below which caps one-month LIBOR for the principal amount of the CMBS loan at the greater of 6.0% and the rate that, when added to the spread on the floating rate component of the CMBS loan, results in a weighted average debt service coverage ratio together with the fixed rate component of at least 1.25:1.00. In addition, in order to exercise the final extension period, the CMBS borrowers must pay an increase in the spread applicable to the floating rate component of 0.25%.

Interest and Fees

The interest rate payable on the fixed rate component of the CMBS loan is equal to 4.465% per annum.

The interest rate payable on the floating rate component is equal to the sum of (1) one-month LIBOR plus (2) 2.65% per annum. The CMBS borrowers were required to enter into, and pledge as security for the CMBS loan, one or more interest rate hedge agreements in the notional amount of the floating rate component which cap one-month LIBOR at 6.0% for the initial term of the floating rate component.

In addition to paying interest on the CMBS loan, we were also required to pay an origination fee of 1.00% of the CMBS loan at closing.

Amortization

The CMBS loan has no amortization payments.

Prepayments

The CMBS borrowers are permitted to voluntarily prepay all or any portion of the floating rate component without prepayment penalty or premium at any time. In addition, the CMBS borrowers are permitted to prepay (1) up to 50% of the fixed rate component, subject to payment of a yield maintenance premium to the extent repaid during the first 12 payment dates and (2) the remaining 50% of the fixed rate component, subject to payment of a yield maintenance premium to the extent repaid during the first 24 payment dates.

In addition to the above, any prepayments of the CMBS loan, whether in whole in part, will also be subject to (1) the payment of actual LIBOR “breakage” costs incurred by the lenders and (2) the payment of all interest scheduled to accrue through to the end of the applicable interest period.

Mandatory prepayments are required in connection with certain casualties or condemnations of a property.

Once repaid, no further borrowings will be permitted under the CMBS loan.

Guarantee

Certain obligations of the CMBS borrowers with respect to the CMBS loan are guaranteed by certain of our U.S. real estate subsidiaries that hold U.S. owned real estate entities and that are considered unrestricted subsidiaries for purposes of our new senior secured credit facilities and our senior notes, or U.S. owned real estate guarantors. Under the CMBS guarantee, (1) the U.S. owned real estate guarantors have agreed to indemnify CMBS loan lenders for losses with respect to customary “bad-boy” acts of the CMBS borrowers and their affiliates and (2) that the CMBS loan will become fully recourse to such guarantors upon a voluntary or collusive involuntary bankruptcy of the CMBS borrowers. Notwithstanding the foregoing, the aggregate liability of the U.S. owned real estate guarantors as a result of clause (1) and (2) above is capped at 10% of the then outstanding principal balance of the CMBS loan.

The U.S. owned real estate guarantors are subject to a net worth covenant requiring that they maintain a minimum ongoing net worth of $500.0 million (exclusive of the collateral securing the CMBS loan). If the U.S. owned real estate guarantors fail to meet the net worth requirement, the CMBS borrowers will be required to either provide a replacement guarantee, or cash collateral or a letter of credit in the amount of $175.0 million (subject to a reduction in certain instances).

Covenants and Other Matters

The CMBS loan includes certain customary affirmative and negative covenants and events of default. Such covenants, among other things, will restrict, subject to certain exceptions, the ability of the CMBS borrowers to, among other things: incur additional debt; create liens on assets; transfer, pledge or assign certain equity interests; pay any dividends or make any distributions to its direct or indirect owners if an event of default exists or if the debt yield under the CMBS loan (calculated based on the outstanding balance of the CMBS loan) is below 8.25% for two consecutive quarters; make certain investments, loans and advances; consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; enter into certain transactions with affiliates; engage in any business other than the ownership of the properties and business activities ancillary thereto; and amend or modify the CMBS borrowers’ articles or certificate of incorporation, by-laws and certain agreements. The CMBS loan also includes affirmative covenants requiring the CMBS borrowers to, among other things, exist as “special purpose entities”, maintain, while a low debt yield trigger exists, certain reserve funds in respect of furniture, fixtures and equipment, taxes and insurance, and rents due under ground leases (unless such amounts have been paid or are being collected by the property manager), and comply with other customary obligations for commercial mortgage-backed securities loan financings.

In addition, revenues will be required to be deposited into certain segregated accounts, to be used by the property manager to make certain payments relating to the properties securing the CMBS loan. So long as there is no event of default under the loan and the debt yield for the CMBS loan (calculated based on the outstanding principal balance of the CMBS loan) does not fall below 8.25% for two consecutive quarters, then any excess cash in those accounts would be available to the CMBS borrowers for any purpose, including the payment of dividends or distributions to their direct or indirect owners.

Waldorf Astoria Loan

On October 25, 2013, HSBC Bank USA, N.A., DekaBank Deutsche Girozentrale and certain lenders selected by them, as lead arrangers, extended to a subsidiary of ours, or the Waldorf borrower, a mortgage loan secured by the Waldorf Astoria New York property, or Waldorf Astoria loan, in an aggregate principal amount of $525 million. The Waldorf Astoria loan will mature on October 25, 2018.

Interest and Fees

The interest rate payable on the Waldorf Astoria loan is equal to the sum of one-month LIBOR plus 2.15%. The Waldorf borrower is required to enter into, and pledge as security for the Waldorf Astoria loan, an interest rate hedge agreement in the notional amount of the Waldorf Astoria loan which has the effect of capping one-month LIBOR at 4.0% for the first 24 months. Thereafter, the Waldorf borrower is required to renew the interest rate hedge agreement annual, except that each renewal will have the effect of capping one-month LIBOR at the greater of 4.0% and the rate that a results in a debt service coverage ratio that is at least 1.35:1.00.

In addition to paying interest on the Waldorf Astoria loan, we were required to pay an upfront fee of 0.65% of the Waldorf Loan amount at closing of the loan.

Amortization

The Waldorf Astoria loan has no amortization payments.

Prepayments

The Waldorf borrower is permitted to voluntarily prepay amounts outstanding under the Waldorf Astoria loan, subject to (1) if the prepayment is during the first six months following the closing date for the Waldorf Astoria loan, the payment of a spread maintenance amount (generally determined as the spread that would have been received through the end of the six months spread maintenance period) and (2) the payment of accrued interest and any customary “breakage” costs incurred by the lenders. Once repaid, no further borrowings will be permitted under the Waldorf Astoria loan.

Mandatory prepayments will be required in connection with certain casualties or condemnations of the property.

Guarantee

Certain obligations of the Waldorf borrower with respect to the Waldorf Astoria loan will be guaranteed by the U.S. owned real estate guarantors. Under the Waldorf guarantee, (1) the U.S. owned real estate guarantors will agree to indemnify Waldorf Astoria loan lenders for losses with respect to customary “bad-boy” acts of the Waldorf borrower and their affiliates and (2) that the Waldorf Astoria loan will become fully recourse to such guarantors upon a voluntary or collusive involuntary bankruptcy of the Waldorf borrower. Notwithstanding the foregoing, the aggregate liability of the U.S. owned real estate guarantors as a result of clause (1) and (2) above will be capped at 15% of the then outstanding principal balance of the Waldorf Astoria loan.

Covenants and Other Matters

The Waldorf Astoria loan includes certain customary affirmative and negative covenants and events of default. Such covenants, among other things, will restrict, subject to certain exceptions, the ability of the Waldorf borrower to, among other things: incur additional debt (other than certain trade payables); create liens on assets; transfer, pledge or assign certain equity interests; pay any dividends or make any distributions to its direct or indirect owners if an event of default exists or if the debt yield (calculated based on the outstanding amount of the Waldorf Astoria loan) has been less than 7.5% for two consecutive quarters; and make material changes to the organizational documents of the Waldorf borrower that would have a material adverse effect on its ability to perform its obligations under the Waldorf Astoria loan. The Waldorf Astoria loan includes affirmative covenants requiring the Waldorf borrower to, among other things, exist as “special purpose entities”, maintain while a debt yield trigger period exists certain reserve funds in respect of taxes and insurance, ongoing capital expenditures and such other purposes as determined by the agent of the lenders (unless such amounts have been paid or are being collected by the property manager), and comply with other customary obligations for real estate financings.

In addition, revenues are required to be deposited into certain segregated accounts, to be used by the property management to make certain payments relating to the properties securing the Waldorf Astoria loan. So long as there is no event of default under the loan and the debt yield for the loan (calculated based on the outstanding amount of the Waldorf Astoria loan) does not fall below 7.5% for two consecutive quarters, then any excess cash in those accounts would be available to the Waldorf borrower for any purpose, including the payment of dividends or distributions to their direct or indirect owners.

Timeshare Facility

On May 9, 2013, Hilton Grand Vacations Trust I LLC, our wholly owned subsidiary, entered into a loan agreement with Wells Fargo Bank, National Association, as paying agent, a commercial paper conduit lender, Deutsche Bank AG, New York Branch and Bank of America, N.A., as committed lenders, and Deutsche Bank Securities Inc., as administrative agent, pursuant to which the lenders have committed to lend up to $400 million. On October 25, 2013, we entered into an amendment which increased commitments by $50 million to $450 million in aggregate. The loans are secured by timeshare loans secured by first mortgages or deeds of trust on timeshare interests in one or more residential units at timeshare resorts developed by Hilton Resorts Corporation, our wholly owned subsidiary, or HRC, or a subsidiary of HRC. The timeshare loans are required to satisfy certain eligibility criteria. Borrowings under the loan agreement are subject to availability under a borrowing base. The advance rate is generally 90% of the outstanding principal amounts of the eligible timeshare loans.

Interest on the loans is payable at a variable interest rate which, in the case of a commercial paper conduit lender, is such lender’s cost of funds in the commercial paper market plus a usage fee or, in the case of any other lender (including a committed lender funding through its backstop funding commitments), one-month LIBOR plus a usage fee, and, in the case of any other lender, is daily one-month LIBOR plus a usage fee. The usage fee is 1.25% per annum, increasing to 1.75% per annum after the end of the commitment term. Interest is payable monthly. The commitment term ends on May 9, 2015, subject to extension in accordance with the terms of the loan agreement. All loans will become due and payable 12 months after the end of the commitment term.

The borrower under the loan agreement is a special purpose bankruptcy-remote direct subsidiary of HRC which was established to purchase the timeshare loans on a periodic basis from HRC, and the loans are non-recourse obligations of the borrower. Grand Vacations Services LLC, our wholly owned subsidiary, acts as the servicer of the timeshare loans pursuant to a servicing agreement, which contains customary representations, warranties and covenants. The servicer is entitled to receive a monthly fee from the borrower for servicing the timeshare loans. HRC has provided a performance guaranty to the lenders ensuring the performance and obligations (including the payment obligations) of the servicer under the servicing agreement.

The loan agreement contains customary affirmative covenants, including, among other things, maintenance of existence, further assurances and filing financing statements, maintenance of books and records, audit rights, notice of certain events, payment of taxes and compliance with laws and regulations. The loan agreement also contains customary negative covenants that generally limit the borrower’s ability to incur any debt other than as contemplated by the loan agreement, create liens other than under the loan agreement, guarantee obligations of any other person subject to certain exceptions, enter into transactions with affiliates subject to certain exceptions, engage in asset sales, mergers, consolidations or dispositions, pay dividends or make other payments in respect of equity interests after the occurrence of certain events and make certain petitions in bankruptcy against the commercial paper conduit lenders.

The loan agreement also contains certain customary events of default, including a change of control, breach of certain HRC financial covenants and certain timeshare loan performance measures.

Securitized Timeshare Debt

On August 8, 2013, HGV Depositor LLC, our wholly owned subsidiary, or Depositor, offered $250 million in aggregate principal amount of 2.28% notes backed by timeshare financing receivables, or asset-backed notes, issued by Hilton Grand Vacations Trust 2013-A, a Delaware statutory trust, or Trust, in a private transaction that was not subject to the registration requirements of the Securities Act. The asset-backed notes were sold pursuant to a note purchase agreement dated August 1, 2013, by and among HRC, the Depositor, and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers. The asset-backed notes are backed by a pledge of assets of the Trust, consisting primarily of a pool of timeshare loans secured by first mortgages or deeds of trust on timeshare interests in one or more residential units at timeshare resorts developed by HRC, or a subsidiary of HRC. The asset-backed notes bear interest at a fixed rate of 2.28% per annum and have a stated maturity of January 25, 2026. The asset-backed notes are non-recourse obligations of the Trust and are payable solely from the pool of timeshare loans and related assets. A portion of the net proceeds from the asset-backed notes were used to pay a portion of the revolving non-recourse timeshare notes credit facility.

The asset-backed notes were issued pursuant to an indenture, which includes customary representations, warranties and covenants. In addition, the amended and restated trust agreement pursuant to which the Trust was established includes customary representations, warranties and covenants. The timeshare loans are serviced by Grand Vacations Services LLC, our wholly owned subsidiary, or Servicer, pursuant to a servicing agreement, which contains customary representations, warranties and covenants. The Servicer performs certain servicing and administrative functions with respect to the timeshare loans and is entitled to receive a monthly fee from the Trust for servicing the timeshare loans. HRC has guaranteed the performance of the Servicer’s obligations under the servicing agreement pursuant to a performance guaranty. HRC acts as the administrator of the Trust under an administration agreement, which includes customary representations, warranties and covenants.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Hilton Worldwide Holdings Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware, or DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 30,000,000,000 shares of common stock, par value $0.01 per share, and 3,000,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The common stock will not be subject to further calls or assessment by us. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer or upon the request of holders of not less than a majority of the total voting power of all the then outstanding shares of our capital stock. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

We do not have a stockholder rights plan or any series of preferred stock designated in connection with such a plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws provide for certain procedures with respect to the resignation of any director (other than a director nominated or designated pursuant to our stockholders agreement) who does not receive a majority of the votes cast in an uncontested election. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Our certificate of incorporation provides that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that from and after the date on which the parties to our stockholders agreement cease to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock any action, any action required or permitted to be taken by our stockholders may not be effected by consent in writing by stockholders unless such action is recommended by all directors then in office.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation and bylaws provide that in the event the parties to our stockholders agreement cease to beneficially own at least 5% of the then outstanding shares of our common stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf, to the fullest extent permitted by law, of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our company to our company or our company’s stockholders, creditors or other constituents, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against our company or any director or officer of our company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of Blackstone or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock will be Wells Fargo Bank, N.A.

Listing

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “HLT.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.”

Upon completion of this offering we will have a total of 984,615,385 shares of our common stock outstanding. Of the outstanding shares, the 112,820,512 shares sold in this offering (or 129,743,588 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding 871,794,873 shares of common stock held by our existing owners and management after this offering (or 854,871,797 shares if the underwriters exercise in full their option to purchase additional shares) will be deemed restricted securities under Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 which we summarize below.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 80,000,000 shares.

Registration Rights

In connection with this offering, we intend to enter into a registration rights agreement that will provide Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to enter into a registration rights agreement that will provide certain former members of Hilton Global Holdings LLC with customary “piggyback” registration rights with respect to shares of our common stock that they receive from Hilton Global Holdings LLC prior to or following the consummation of this offering. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. See “Principal and Selling Stockholders” for more information regarding Hilton Global Holdings LLC.

Lock-Up Arrangements

We have agreed, subject to certain customary exceptions described in “Underwriting (Conflicts of Interest)”, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Deutsche Bank Securities Inc. and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Deutsche Bank Securities Inc. and Goldman, Sachs & Co. waive, in writing, such an extension.

Our officers, directors, Blackstone and certain other existing owners, including the selling stockholder that collectively will own 780,647,079 shares following this offering, have agreed, subject to certain customary exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Deutsche Bank Securities Inc. and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Deutsche Bank Securities Inc. and Goldman, Sachs & Co. waive, in writing, such an extension. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Members of Hilton Global Holdings LLC who receive shares of our common stock from Hilton Global Holdings LLC, including Blackstone, will be prohibited from transferring such shares for six months beginning on the date of receipt of such shares. One third of the shares they receive may be transferred between 6 and 12 months following the date of receipt and one third of the shares they receive may be transferred between 13 and 18 months after the date of receipt. The transfer restrictions applicable to such holders will lapse after 18 months after the date of receipt.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue

Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to such holder if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point immediately above is a corporation for U.S. federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, a non-U.S. holder who holds or held directly, indirectly or constructively (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock in the same manner as gain that is effectively connected with a trade or business of the non-U.S. holder in the United States, except that the branch profits tax generally will not apply.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in other countries under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under legislation enacted in 2010, regulations and administrative guidance, a 30% United States federal withholding tax may apply to any dividends paid after June 30, 2014, and to the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Deutsche Bank Securities Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholder the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Blackstone Advisory Partners L.P.
Macquarie Capital (USA) Inc.
Barclays Capital Inc.
Mitsubishi UFJ Securities (USA), Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
RBS Securities Inc.
Robert W. Baird & Co. Incorporated
Credit Agricole Securities (USA) Inc.
Nomura Securities International, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
UBS Securities LLC
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Telsey Advisory Group LLC
Samuel A. Ramirez & Company, Inc.

Total	112,820,512

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholder to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	customary closing documents are delivered to the underwriters.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 16,923,076 additional shares. The underwriting fee is the difference between the initial offering price to the public and the amount the underwriters pay us and the selling stockholder for the shares.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions:
Paid by Hilton Worldwide Holdings Inc.
Paid by the selling stockholder

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $         per share to brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $12.0 million (excluding underwriting discounts and commissions), including approximately $70,000 in connection with the qualification of the offering with FINRA by counsel to the underwriters.

Option to Purchase Additional Shares

The selling stockholder has granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 16,923,076 shares at the public offering price less underwriting discounts and commissions. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and the selling stockholder will be obligated to sell the additional shares of common stock to the underwriters.

No Sales of Similar Securities

We, our executive officers and directors and certain of our other existing security holders, including the selling stockholder, have agreed, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Deutsche Bank Securities Inc. and Goldman, Sachs & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common stock, or any options or warrants to purchase any common stock, or any securities convertible into, exchangeable for or that represent the right to receive common stock, whether now owned or hereinafter acquired, owned directly by us or these other persons (including holding as a custodian) or with respect to which we or such other persons has beneficial ownership within the rules and regulations of the SEC. We and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons’ common stock if such common stock would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions includes any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons’ common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such common stock.

The restrictions described in the paragraph above do not apply to:

•	the transfer by a security holder of shares of common stock or any securities convertible into, exchangeable for, exerciseable for, or repayable with common stock (1) by will or intestacy, (2) as a bona fide gift or gifts, (3) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of a security holder or the immediate family of such security holder, (4) to any immediate family member or other dependent of the security holder, (5) as a distribution to limited partners, members or stockholders of the security holder, (6) to the security holder’s affiliates or to any investment fund or other entity controlled or managed by the security holder, (7) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (6) above, (8) pursuant to an order of a court or regulatory agency, (9) from an executive officer of us or our parent entities upon death, disability or termination of employment, in each case, of such executive officer, (10) in connection with transactions by any person other than us relating to shares of this offering acquired in open market transactions after the completion of the offering provided that in the case of this clause (10) no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily made, (11) with the prior written consent of Goldman, Sachs & Co. and Deutsche Bank Securities Inc. and/or (12) by Hilton Global Holdings LLC to any of its members as contemplated by the provisions of the Amended and Restated Limited Liability Company Agreement, dated April 7, 2010, of Hilton Global Holdings LLC and as contemplated by this prospectus; provided that: (x) in the case of each transfer or distribution pursuant to clauses (2) through (7) and (9) above, (i) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein and (ii) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (A) equity interests of such transferee or (B) such transferee’s interests in the transferor; and (y) in the case of each transfer or distribution pursuant to clauses (2) through (7), if any filing under Section 16 of the Exchange Act shall be required or shall be voluntarily made (i) the security holder shall provide Goldman, Sachs & Co. and Deutsche Bank Securities Inc. prior written notice informing them of such filing and (ii) such filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein;

•	if the security holder is a corporation, the corporation may transfer our capital stock to any wholly owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of the lock-up agreement and there shall be no further transfer of such capital stock except in accordance with the lock-up agreement, and provided further that any such transfer shall not involve a disposition for value;

•	the sale of the security holder’s shares pursuant to the underwriting agreement;

•	the establishment by a security holder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that no transfers occur under such plan during the lock-up period and no public announcement or filing shall be required or voluntarily made by any person in connection therewith other than general disclosure in our periodic reports to the effect that our directors and officers may enter into such trading plans from time to time; and/or

•	the delivery of shares of stock by Hilton Global Holdings LLC to holders of and in respect of Class A-2 Units and Class B Units as contemplated by this prospectus.

In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Deutsche Bank Securities Inc. and Goldman, Sachs & Co. waive, in writing, such extension.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated among us, the selling stockholder and the representatives. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management, present stage of development and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Such underwriters may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the bookrunners of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Listing

We have applied to list our common stock on the NYSE under the symbol “HLT.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they may receive customary fees and expenses. In particular, Deutsche Bank Securities Inc. is the administrative agent, collateral agent swing line lender and letter of credit issuer under our $7.6 billion senior secured term loan and $1.0 billion senior secured revolving credit facility. In addition, Deutsche Bank Securities Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated, J.P. Morgan Securities LLC and affiliates of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. were joint lead arrangers and, together with Wells Fargo Securities, LLC, were joint bookrunners in connection with, and, together with Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. and affiliates of Wells Fargo Securities, LLC, Macquarie Capital (USA) Inc., Barclays Capital Inc., RBS Securities Inc. and Mitsubishi UFJ Securities (USA), Inc., are lenders under, our $7.6 billion senior secured term loan and $1.0 billion senior secured revolving facility. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC were joint book-running managers in connection with our offering of $1.5 billion aggregate principal amount of 5.625% senior notes due 2021 and, together with Mitsubishi UFJ Securities (USA), Inc., Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., Macquarie Capital (USA) Inc., RBS Securities Inc. and Blackstone Advisory Partners L.P., an affiliate of Blackstone, were also the initial purchasers of the senior notes. Affiliates of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are lenders under our $3.5 billion commercial mortgage-backed securities loan secured by 23 hotels owned by certain of our subsidiaries. An affiliate of Wells Fargo Securities, LLC is the paying agent and Deutsche Bank Securities Inc. is the administrative agent under the $400 million non-recourse timeshare notes credit facility of one of our subsidiaries; affiliates of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, are also lenders thereunder. In addition, an affiliate of HSBC Securities (USA) Inc. is the agent, lender and syndication agent and affiliates of HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC are also lenders under our $525 million mortgage loan secured by our Waldorf Astoria New York property. Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were also initial purchasers in connection with the offering by one of our subsidiaries of $250 million aggregate principal amount of 2.28% notes backed by timeshare financing receivables. An affiliate of HSBC Securities (USA) Inc. is a counter-party to one of our subsidiaries in four swap transactions entered into on October 25, 2013 with a total notional value of $1.45 billion. In addition, as of November 8, 2013, affiliates of Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Blackstone hold, directly or indirectly, limited liability company interests in the selling stockholder, the immediate parent company of Hilton Worldwide Holdings Inc., and will receive shares of our common stock or cash from Hilton Global Holdings LLC as a result of this offering. See “Principal and Selling Stockholders” and “—Conflicts of Interest.”

In addition, in the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter agrees that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person.

This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Conflicts of Interest

Blackstone Advisory Partners L.P., an underwriter of this offering, is an affiliate of Blackstone, our controlling stockholder. Since Blackstone beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of FINRA. In addition, in connection with the repayment of certain borrowings under our credit facilities, an affiliate of Goldman, Sachs & Co. is expected to receive a portion of the net proceeds of this offering in its capacity as lender. See “Use of Proceeds.” In addition, an affiliate of Goldman, Sachs & Co. holds, directly or indirectly, limited liability company interests in the selling stockholder, the immediate parent company of Hilton Worldwide Holdings Inc., and is expected to receive a portion of the net proceeds of this offering in connection with its election to receive a cash payment in lieu of shares of our common stock that would otherwise have been distributed to it as a member of the immediate parent entity. See “Principal and Selling Stockholders.” These proceeds, when combined with the proceeds received in its capacity as lender, give Goldman, Sachs & Co. more than 5% of the proceeds of this offering, and consequently, Goldman, Sachs & Co. will be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121(f)(5)(C). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus. Deutsche Bank Securities Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have also agreed to indemnify Deutsche Bank Securities Inc. against certain liabilities incurred in connection with it acting as a qualified independent underwriter in this offering, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The consolidated financial statements of Hilton Worldwide Holdings Inc. at December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act, and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of

Hilton Worldwide Holdings Inc.

We have audited the accompanying consolidated balance sheets of Hilton Worldwide Holdings Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilton Worldwide Holdings Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

McLean, Virginia

September 6, 2013

Hilton Worldwide Holdings Inc.

Consolidated Balance Sheets

(in millions, except share data)

	December 31,
	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents	$755	$781
Restricted cash and cash equivalents	550	658
Accounts receivable, net of allowance for doubtful accounts of $39 and $39	719	638
Inventories	415	552
Deferred income tax assets	76	74
Current portion of financing receivables, net	119	103
Prepaid expenses	153	136
Other	40	91

Total current assets (variable interest entities - $49 and $53)	2,827	3,033

Property, Investments, and Other Assets:
Property and equipment, net	9,197	9,117
Financing receivables, net	815	770
Investments in affiliates	291	334
Goodwill	6,197	6,175
Brands	5,029	5,025
Management and franchise contracts, net	1,600	1,748
Other intangible assets, net	744	703
Deferred income tax assets	104	112
Other	262	295

Total property, investments, and other assets (variable interest entities - $168 and $194)	24,239	24,279

TOTAL ASSETS	$27,066	$27,312

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable, accrued expenses, and other	$1,922	$1,806
Current maturities of long-term debt	392	342
Current maturities of non-recourse debt and capital lease obligations of consolidated variable interest entities	15	42
Income taxes payable	20	17

Total current liabilities (variable interest entities - $51 and $77)	2,349	2,207

Long-term debt	15,183	15,969
Non-recourse debt and capital lease obligations of consolidated variable interest entities	405	439
Deferred income tax liabilities	4,948	5,006
Liability for guest loyalty program	503	512
Other	1,523	1,477

Total liabilities (variable interest entities - $485 and $534)	24,911	25,610

Commitments and contingencies - see Note 23

Equity:
Common stock, $0.01 par value, 2012 and 2011 - 1,000 shares authorized; 100 issued and outstanding	1	1
Additional paid-in capital	8,452	8,454
Accumulated deficit	(5,746)	(6,098)
Accumulated other comprehensive loss	(406)	(489)

Total Hilton stockholder’s equity	2,301	1,868
Noncontrolling interests	(146)	(166)

Total equity	2,155	1,702

TOTAL LIABILITIES AND EQUITY	$27,066	$27,312

See notes to consolidated financial statements.

Hilton Worldwide Holdings Inc.

Consolidated Statements of Operations

(in millions)

	Year Ended December 31,
	2012	2011	2010
Revenues
Owned and leased hotels	$3,979	$3,898	$3,667
Management and franchise fees and other	1,088	1,014	901
Timeshare	1,085	944	863

	6,152	5,856	5,431
Other revenues from managed and franchised properties	3,124	2,927	2,637

Total revenues	9,276	8,783	8,068

Expenses
Owned and leased hotels	3,230	3,213	3,009
Timeshare	758	668	634
Depreciation and amortization	550	564	574
Impairment losses	54	20	24
General, administrative, and other	460	416	637

	5,052	4,881	4,878
Other expenses from managed and franchised properties	3,124	2,927	2,637

Total expenses	8,176	7,808	7,515

Operating income	1,100	975	553

Interest income	15	11	9
Interest expense	(569)	(643)	(946)
Equity in losses from unconsolidated affiliates	(11)	(145)	(12)
Gain (loss) on foreign currency transactions	23	(21)	18
Gain on debt restructuring	—	—	789
Other gain, net	15	19	8

Income before income taxes	573	196	419

Income tax benefit (expense)	(214)	59	(308)

Net income	359	255	111
Net loss (income) attributable to noncontrolling interests	(7)	(2)	17

Net income attributable to Hilton stockholder	$352	$253	$128

See notes to consolidated financial statements.

Hilton Worldwide Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

(in millions)

	Year Ended December 31,
	2012	2011	2010
Net income	$359	$255	$111

Other comprehensive income (loss), net of tax benefit (expense):
Currency translation adjustment:
Currency translation adjustment, net of tax of $102, $(2), and $(87)	138	(82)	(151)
Loss on net investment hedges, net of tax of $—, $—, and $(22)	—	—	36

Total currency translation adjustment	138	(82)	(115)
Pension liability adjustment:
Net actuarial gain (loss), net of tax of $20, $10, and $(10)	(35)	(21)	23
Prior service credit (cost), net of tax of $4, $(2), and $2	(8)	3	(6)
Amortization of net gain, net of tax of $(1), $(2), and $(4)	2	5	10

Total pension liability adjustment	(41)	(13)	27
Cash flow hedge adjustment:
Unrealized gains, net of tax of $—, $—, and $(63)	—	—	101
Reclassification into earnings, net of tax of $—, $(1), and $(3)	—	1	4

Total cash flow hedge adjustment	—	1	105

Total other comprehensive income (loss)	97	(94)	17

Comprehensive income	456	161	128
Comprehensive loss (income) attributable to noncontrolling interests	(21)	1	37

Comprehensive income attributable to Hilton stockholder	$435	$162	$165

See notes to consolidated financial statements.

Hilton Worldwide Holdings Inc.

Consolidated Statements of Cash Flows

(in millions)

	Year Ended December 31,
	2012	2011	2010
Operating Activities:
Net income	$359	$255	$111
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment losses	54	20	24
Depreciation and amortization	550	564	574
Equity in losses from unconsolidated affiliates	11	145	12
Loss (gain) on foreign currency transactions	(23)	21	(18)
Gain on debt restructuring	—	—	(789)
Other gain, net	(15)	(19)	(8)
Share-based compensation	50	19	56
Amortization of deferred financing costs and other	(5)	6	31
Distributions from unconsolidated affiliates	31	13	18
Deferred income taxes	73	(187)	18
Changes in operating assets and liabilities:
Accounts receivable, net	(82)	(43)	(40)
Inventories	137	119	155
Prepaid expenses	(15)	(7)	4
Other current assets	51	(29)	(21)
Accounts payable, accrued expenses, and other	71	151	(69)
Income taxes payable	3	—	(1)
Change in restricted cash and cash equivalents	(79)	(14)	25
Change in timeshare notes receivable	(68)	(53)	(55)
Change in liability for guest loyalty program	6	128	92
Change in other liabilities	(56)	83	709
Other	57	(5)	5

Net cash provided by operating activities	1,110	1,167	833

Investing Activities:
Capital expenditures for property and equipment	(433)	(389)	(148)
Acquisitions	—	(12)	(216)
Payments received on other financing receivables	8	7	4
Issuance of other financing receivables	(4)	—	(2)
Additional investments in affiliates	(3)	(11)	(4)
Proceeds from asset dispositions	8	88	—
Contract acquisition costs	(31)	(53)	(6)
Software capitalization costs	(103)	(93)	(20)
Proceeds from settlement of derivative instruments	—	—	324

Net cash used in investing activities	(558)	(463)	(68)

Financing Activities:
Borrowings	96	40	18
Repayment of debt	(854)	(726)	(278)
Cash paid in debt restructuring	—	—	(895)
Debt restructuring costs	—	—	(35)
Change in restricted cash and cash equivalents	187	(25)	(249)
Equity contribution from Parent	—	—	819
Contribution from noncontrolling interests	—	—	33
Distributions to noncontrolling interests	(4)	(3)	(9)
Acquisition of noncontrolling interests	(1)	—	(107)

Net cash used in financing activities	(576)	(714)	(703)

Effect of exchange rate changes on cash and cash equivalents	(2)	(5)	(4)
Net increase (decrease) in cash and cash equivalents	(26)	(15)	58
Cash and cash equivalents, beginning of period	781	796	738

Cash and cash equivalents, end of period	$755	$781	$796

For supplemental disclosures, see Note 25: “Supplemental Disclosures of Cash Flow Information.”

See notes to consolidated financial statements.

Hilton Worldwide Holdings Inc.

Consolidated Statements of Equity (Deficit)

(in millions)

	Equity (Deficit) Attributable to Hilton Stockholder
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance as of December 31, 2009	$1	$5,431	$(6,460)	$(435)	$(7)	$(1,470)
Impact of adoption of new accounting standard	—	—	(19)	—	(114)	(133)
Equity contribution from parent entities	—	919	—	—	—	919
Fair value of contribution by affiliate in excess of the carrying value of debt exchanged	—	78	—	—	—	78
Share-based compensation	—	(2)	—	—	—	(2)
Debt extinguishment by parent entity	—	2,078	—	—	—	2,078
Acquisition of noncontrolling interest	—	(50)	—	—	(28)	(78)
Net income (loss)	—	—	128	—	(17)	111
Other comprehensive income (loss), net of tax:
Currency translation adjustment	—	—	—	(95)	(20)	(115)
Pension liability adjustment	—	—	—	27	—	27
Cash flow hedge adjustment	—	—	—	105	—	105

Other comprehensive income (loss)	—	—	—	37	(20)	17
Contributions	—	—	—	—	33	33
Distributions	—	—	—	—	(9)	(9)

Balance as of December 31, 2010	$1	$8,454	$(6,351)	$(398)	$(162)	$1,544
Net income	—	—	253	—	2	255
Other comprehensive income (loss), net of tax:
Currency translation adjustment	—	—	—	(79)	(3)	(82)
Pension liability adjustment	—	—	—	(13)	—	(13)
Cash flow hedge adjustment	—	—	—	1	—	1

Other comprehensive loss	—	—	—	(91)	(3)	(94)
Distributions	—	—	—	—	(3)	(3)

Balance as of December 31, 2011	$1	$8,454	$(6,098)	$(489)	$(166)	$1,702
Share-based compensation	—	2	—	—	—	2
Acquisition of noncontrolling interest	—	(4)	—	—	3	(1)
Net income	—	—	352	—	7	359
Other comprehensive income (loss), net of tax:
Currency translation adjustment	—	—	—	124	14	138
Pension liability adjustment	—	—	—	(41)	—	(41)

Other comprehensive income	—	—	—	83	14	97
Distributions	—	—	—	—	(4)	(4)
Balance as of December 31, 2012	$1	$8,452	$(5,746)	$(406)	$(146)	$2,155

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization

Hilton Worldwide Holdings Inc. (“Hilton” together with its subsidiaries, “we,” “us,” “our,” or the “Company”) was formed on March 18, 2010 to hold, directly or indirectly, all of the equity of Hilton Worldwide, Inc. (“HWI”). Hilton Worldwide Holdings Inc. is incorporated in the state of Delaware and has no operations other than its ownership of HWI, which occurred on April 7, 2010. The accompanying financial statements for the year ended December 31, 2010 combine the consolidated results of HWI for the period January 1, 2010 through April 6, 2010 with the consolidated results of Hilton Worldwide Holdings Inc. from the date of formation through December 31, 2010, which includes the consolidation of HWI from April 7, 2010 through December 31, 2010.

Hilton is one of the largest and most recognized hospitality companies in the world based upon the number of hotel rooms and timeshare units under our ten distinct brands. We are engaged in owning, leasing, managing, developing, and franchising hotels, resorts, and timeshare properties. As of December 31, 2012, we owned, leased, managed, or franchised 3,926 hotel and resort properties, totaling 646,676 rooms in 90 countries and territories, as well as 40 timeshare properties comprised of 6,281 units.

On October 24, 2007, HWI became a wholly owned subsidiary of BH Hotels Holdco, LLC (“BH Hotels” or our “Ultimate Parent”), an affiliate of The Blackstone Group (“Blackstone”), following the completion of a merger (the “Merger”). BH Hotels and its subsidiaries subsequently formed Hilton Global Holdings LLC, (“HGH” or our “Parent”), which has directly owned 100 percent of our stock since our formation.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

Principles of Consolidation

The consolidated financial statements include the accounts of Hilton, our wholly owned subsidiaries, and entities in which we have a controlling financial interest, including variable interest entities (“VIEs”) where we are the primary beneficiary. Entities in which we have a controlling financial interest generally comprise majority owned real estate ownership and management enterprises.

The determination of a controlling financial interest is based upon the terms of the governing agreements of the respective entities, including the evaluation of rights held by other ownership interests. If the entity is considered to be a VIE, we determine whether we are the primary beneficiary, and then consolidate those VIEs for which we have determined we are the primary beneficiary. If the entity in which we hold an interest does not meet the definition of a VIE, we evaluate whether we have a controlling financial interest through our voting interests in the entity. We consolidate entities when we own more than 50 percent of the voting shares of a company or have a controlling general partner interest of a partnership, assuming the absence of other factors determining control, including the ability of minority owners to participate in or block certain decisions. As of December 31, 2012, we consolidated six non-wholly owned entities in which we own more than 50 percent of the voting shares of the entities or we have determined we are the primary beneficiary of a VIE.

All material intercompany transactions and balances have been eliminated in consolidation. References in these financial statements to net income (loss) attributable to Hilton stockholder and Hilton stockholder’s equity (deficit) do not include noncontrolling interests, which represent the outside ownership interests of our six consolidated, non-wholly owned entities and are reported separately.

Use of Estimates

The preparation of financial statements in conformity with United States of America (“U.S.”) generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported and, accordingly, ultimate results could differ from those estimates.

Summary of Significant Accounting Policies

Revenue Recognition

Revenues are primarily derived from the following sources and are generally recognized as services are rendered and when collectability is reasonably assured:

•	Owned and leased hotel revenues primarily consist of room rentals and food and beverage sales from owned, leased, and consolidated non-wholly owned hotel properties. Revenues are recorded when rooms are occupied or goods and services have been rendered.

•	Management fees represent fees earned from hotels and timeshare properties that we manage, usually under long-term contracts with the property owner. Management fees from hotels usually include a base fee, which is generally a percentage of hotel revenues, and an incentive fee, which is generally based on a fixed or variable percentage of hotel profits and in some cases may be subject to a stated return threshold to the owner, normally over a one-calendar year period. Additionally, we receive one-time upfront fees upon execution of certain management contracts. We recognize base fees as revenue when earned in accordance with the terms of the management agreement. For incentive fees, we recognize those amounts that would be due if the contract was terminated at the financial statement date. One-time, upfront fees are recognized when all conditions have been substantially performed or satisfied by us. Management fees from timeshare properties are generally a fixed amount as stated in the management agreement and are recognized as the services are performed.

•	Franchise fees represent fees earned in connection with the licensing of one of our hotel brands, usually under long-term contracts with the hotel owner. We charge a monthly franchise royalty fee, generally based on a percentage of room revenue, as well as application and initiation fees for new hotels entering the system. Royalty fees for our full service brands may also include a percentage of gross food and beverage revenues and other revenues, where applicable. We recognize franchise fee revenue as the fees are earned, which is when all material services or conditions have been performed or satisfied.

•	Other revenues include revenues generated by the incidental support of hotel operations for owned, leased, managed, and franchised hotels, and other rental income. This includes any revenues received for vendor rebate arrangements we participate in as a manager of hotel and timeshare properties.

•	Timeshare revenues consist of revenues generated from our Hilton Grand Vacations timeshare business. Timeshare revenues are principally generated from the sale and financing of timeshare intervals. Revenue from a deeded timeshare sale is recognized when the customer has executed a binding sales contract, a minimum ten percent down payment has been received, certain minimum sales thresholds for a timeshare project have been attained, the purchaser’s period to cancel for a refund has expired, and the related receivable is deemed to be collectible. We defer revenue recognition for sales that do not meet these criteria. During periods of construction, revenue from timeshare sales is recognized under the percentage-of-completion method. One of our timeshare products is accounted for as a long-term lease with a reversionary interest, rather than the sale of a deeded interest in real estate. In this case, sales revenue is recognized on a straight-line basis over the term of the lease. Revenue from the financing of timeshare sales is recognized on the accrual method as earned based on the outstanding principal, interest rate, and terms stated in each individual financing agreement. See “Financing Receivables” section below for further discussion of the policies applicable to our timeshare notes receivable. Additionally, we receive sales commissions from certain third-party developers that we assist in selling their timeshare inventory. We recognize revenue from commissions on these sales as intervals are sold and we fulfill the service requirements under the respective sales agreements with the developers. We also generate revenues from enrollment and other fees, rentals of timeshare units, food and beverage sales, and other ancillary services at our timeshare properties that are recognized when units are rented or goods and services are rendered.

•	Other revenues from managed and franchised properties represent payroll and related costs, certain other operating costs of the managed and franchised hotels’ operations, marketing expenses, and other expenses associated with our brands and shared services that are contractually reimbursed to us by the hotel owners or paid from fees collected in advance from these hotels. The corresponding expenses are presented as other expenses from managed and franchised properties in our consolidated statements of operations, resulting in no impact to operating income (loss) or net income (loss).

We are required to collect certain taxes and fees from customers on behalf of government agencies and remit these back to the applicable governmental agencies on a periodic basis. We have a legal obligation to act as a collection agent. We do not retain these taxes and fees and, therefore, they are not included in revenues. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities, when purchased, of three months or less.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents include cash balances established as security for certain guarantees, lender reserves, ground rent and property tax escrows, reserves statutorily required to be held by our captive insurance subsidiary, and advance deposits received on timeshare sales that are held in escrow until the contract is closed. For purposes of our consolidated statements of cash flows, changes in restricted cash and cash equivalents caused by changes in required legal reserves are shown as operating activities. The remaining changes in restricted cash and cash equivalents are the direct result of restrictions under our loan agreements, and, as such, are reflected in financing activities.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided on accounts receivable when losses are probable based on historical collection activity and current business conditions.

Inventories

Inventories comprise unsold timeshare intervals at our timeshare properties, as well as hotel inventories consisting of operating supplies that have a period of consumption of one year or less, guest room items, and food and beverage items.

Timeshare inventory is carried at the lower of cost or market, based on the relative sales value or net realizable value. Capital expenditures associated with our non-lease timeshare products are reflected as inventory until the timeshare intervals are sold. Consistent with industry practice, timeshare inventory is classified as a current asset despite an operating cycle that exceeds 12 months. The majority of sales and marketing costs incurred to sell timeshare intervals are expensed when incurred. Certain direct and incremental marketing and selling costs are deferred on a contract until 100 percent of the revenue has been recognized.

In accordance with the accounting standards for costs and the initial rental operations of real estate projects, we use the relative sales value method of costing our timeshare sales and relieving inventory. In addition, we continually assess our timeshare inventory and, if necessary, impose pricing adjustments to accelerate sales pace. It is possible that any future changes in our development and sales strategies could have a material impact on the carrying value of certain projects and inventory. We monitor our projects and inventory on an ongoing basis and complete an evaluation each reporting period to ensure that the inventory is stated at the lower of cost or market.

Hotel inventories are generally valued at the lower of cost (using “first-in, first-out”, or FIFO) or market.

Property and Equipment

Property and equipment are recorded at cost and interest applicable to major construction or development projects is capitalized. Costs of improvements that extend the economic life or improve service potential are also capitalized. Capitalized costs are depreciated over their estimated useful lives. Costs for normal repairs and maintenance are expensed as incurred.

Depreciation is recorded using the straight-line method over the assets’ estimated useful lives, which are generally as follows: buildings and improvements (8 to 40 years), furniture and equipment (3 to 8 years), and computer equipment and acquired software (3 years). Leasehold improvements are depreciated over the shorter of the estimated useful life, based on the lives estimates above, or the lease term.

Gains or losses on the sales of assets are included in net income (loss) when the assets are disposed, provided there is more than reasonable certainty of the collectability of the sales price and any future activities required to be performed by us relating to the disposal of the assets are complete or insignificant.

We evaluate the carrying value of our property and equipment if there are indicators of potential impairment. We perform an analysis to determine the recoverability of the asset’s carrying value by comparing the expected undiscounted future cash flows to the net book value of the asset. If it is determined that the expected undiscounted future cash flows are less than the net book value of the asset, the excess of the net book value over the estimated fair value is recorded in our consolidated statements of operations within impairment losses. Fair value is generally estimated using valuation techniques that consider the discounted cash flows of the asset using discount and capitalization rates deemed reasonable for the type of asset, as well as prevailing market conditions, appraisals, recent similar transactions in the market, and, if appropriate and available, current estimated net sales proceeds from pending offers.

If sufficient information exists to reasonably estimate the fair value of a conditional asset retirement obligation, including environmental remediation liabilities, we recognize the fair value of the obligation when the obligation is incurred, which is generally upon acquisition, construction, or development and/or through the normal operation of the asset.

Financing Receivables

We define financing receivables as financing arrangements that represent a contractual right to receive money either on demand or on fixed or determinable dates, which are recognized as an asset in our consolidated balance sheets. We record all financing receivables at amortized cost in current and long-term financing receivables. We recognize interest income as earned and provide an allowance for cancellations and defaults. We have divided our financing receivables into two portfolio segments based on the level of aggregation at which we develop and document a systematic methodology to determine the allowance for credit losses. Based on their initial measurement, risk characteristics, and our method for monitoring and assessing credit risk, we have determined the classes of financing receivables to correspond to our identified portfolio segments as follows:

•

Timeshare notes receivable comprise loans related to our financing of timeshare interval sales and secured by the underlying timeshare properties. We determine our timeshare notes receivable to be past due based on the contractual terms of the individual mortgage loans. We recognize interest income on our timeshare notes receivable as earned. The interest rate charged on the notes correlates to the risk profile of the borrower at the time of purchase and the percentage of the purchase that is financed, among other factors. We record an estimate of uncollectibility as a reduction of sales revenue at the time revenue is recognized on a timeshare interval sale. We evaluate this portfolio collectively, since we hold a large group of homogenous timeshare notes receivable, which are individually immaterial. We monitor the credit quality of our receivables on an ongoing basis. There are no significant concentrations of credit risk with any individual counterparty or groups of counterparties. With the exception of the financing provided to customers of our timeshare business, we do not normally require collateral or other security to support credit sales. We use a technique referred to as static pool analysis as the basis for determining our general reserve requirements on our timeshare notes receivable. The adequacy of the related allowance is determined by management through analysis of several factors, such as current economic conditions and industry trends, as well as the specific risk characteristics of the portfolio including assumed default rates, aging, and historical write-offs of these receivables. The allowance is maintained at a level deemed adequate by management based on a periodic analysis of the mortgage portfolio. Once a note is 90 days past due or is determined to be uncollectible prior to 90 days past due, we cease accruing interest and reverse the accrued interest recognized up to that point. We apply payments we receive for loans, including those in non-accrual status, to amounts due in the following order: servicing fees, late charges, interest, and principal. We resume interest accrual for loans for which we had previously ceased accruing interest once the loan is less than 90 days past due. We fully reserve for a timeshare note receivable, in the month following the date that the loan is 120 days past due and, subsequently, we write the uncollectible note off against the reserve once the foreclosure process is complete and we receive the deed for the foreclosed unit.

•	Other notes receivable primarily comprise individual loans and other types of unsecured financing arrangements provided to hotel owners. We individually assess all financing receivables in this portfolio for collectability and impairment. We measure loan impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate. For impaired loans, we establish a specific impairment reserve for the difference between the recorded investment in the loan and the present value of the expected future cash flows. We do not recognize interest income on unsecured financing to hotel owners for notes that are greater than 90 days past due and only resume interest recognition if the financing receivable becomes current. We fully reserve unsecured financing to hotel owners when we determine that the receivables are uncollectible and when all commercially reasonable means of recovering the receivable balances have been exhausted.

Investments in Affiliates

We hold investments in affiliates that primarily own or lease hotels under one of our nine distinct hotel brands. If the entity does not meet the definition of a VIE, we evaluate our voting interest or general partnership interest to determine if we have a controlling financial interest in the entity. Investments in affiliates over which we exercise significant influence, but lack a controlling financial interest, are accounted for using the equity method. We account for investments using the equity method when we own more than a minimal investment, but have no more than a 50 percent voting interest or do not otherwise control the investment. Investments in affiliates over which we are not able to exercise significant influence are accounted for under the cost method.

Our proportionate share of earnings (losses) from our equity method investments is presented as equity in earnings (losses) from unconsolidated affiliates in our consolidated statements of operations. Cash distributions from investments in unconsolidated entities are presented as an operating activity in our consolidated statements of cash flows when such distributions are a return on investment. Distributions from unconsolidated affiliates are recorded as an investing activity in our consolidated statements of cash flows when such distributions are a return of investment.

We assess the recoverability of our equity method and cost method investments if there are indicators of potential impairment. If an identified event or change in circumstances requires an evaluation to determine if an investment may have an other-than-temporary impairment, we assess the fair value of the investment based on the accepted valuation methodologies, which include discounted cash flows, estimates of sales proceeds, and external appraisals. If an investment’s fair value is below its carrying value and the decline is considered to be other-than-temporary, we will recognize an impairment loss in equity in earnings (losses) from unconsolidated affiliates for equity method investments or impairment losses for cost method investments in our consolidated statements of operations.

Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. We do not amortize goodwill, but rather evaluate goodwill for potential impairment on an annual basis or at other times during the year if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below the carrying amount.

We review the carrying value of our goodwill by comparing the carrying value of our reporting units to their fair value. Our reporting units are the same as our operating segments as described in Note 22: “Business Segments”. We perform this evaluation annually or at an interim date if indicators of impairment exist. In any year we may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is in excess of its carrying value. If we cannot determine qualitatively that the fair value is in excess of the carrying value, or we decide to bypass the qualitative assessment, we proceed to the two-step quantitative process. In the first step, we determine the fair value of each of our reporting units. The valuation is based on internal projections of expected future cash flows and operating plans, as well as market conditions relative to the operations of our reporting units. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its estimated fair value, then the second step must be performed. In the second step, we estimate the implied fair value of goodwill, which is determined by taking the fair value of the reporting unit and allocating it to all of its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Brands

We own, operate, and franchise hotels under our portfolio of brands. There are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful lives of these brands and, accordingly, the useful lives of these brands are considered to be indefinite. Our hotel brand portfolio includes Waldorf Astoria Hotels & Resorts, Conrad Hotels & Resorts, Hilton Hotels & Resorts, DoubleTree by Hilton (including DoubleTree Suites by Hilton), Embassy Suites Hotels, Hilton Garden Inn, Hampton Inn (including Hampton Inn & Suites and, outside of the U.S., Hampton by Hilton), Homewood Suites by Hilton, and Home2 Suites by Hilton. In addition, we also develop and operate timeshare properties under our Hilton Grand Vacations brand.

At the time of the Merger, our brands were assigned a fair value based on a common valuation technique known as the relief from royalty approach. Home2 Suites by Hilton was launched post-Merger and, as such, it was not assigned a fair value. We evaluate our brands for impairment on an annual basis or at other times during the year if events or circumstances indicate that it is more likely than not that the fair value of the brand is below the carrying value. If a brand’s estimated current fair value is less than its respective carrying value, the excess of the carrying value over the estimated fair value is recorded in our consolidated statements of operations within impairment losses.

Intangible Assets with Finite Useful Lives

We have certain finite lived intangible assets that were initially recorded at their fair value at the time of the Merger. These intangible assets consist of management agreements, franchise contracts, leases, certain proprietary technologies, and our guest loyalty program, Hilton HHonors. Additionally, we capitalize management and franchise contract acquisition costs as finite lived intangible assets. Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives.

We capitalize costs incurred to develop internal-use computer software. Internal and external costs incurred in connection with development of upgrades or enhancements that result in additional functionality are also capitalized. These capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. These capitalized costs are recorded in other intangible assets in our consolidated balance sheets.

We review all finite lived intangible assets for impairment when circumstances indicate that their carrying amounts may not be recoverable. If the carrying value of an asset group is not recoverable, we recognize an impairment loss for the excess of carrying value over the fair value in our consolidated statements of operations.

Hilton HHonors

Hilton HHonors is a guest loyalty program provided to hotels. All of our owned, leased, managed, and franchised hotels and timeshare properties participate in the Hilton HHonors program. Hilton HHonors members earn points based on their spending at most of our hotel and timeshare properties and through participation in affiliated partner programs. When points are earned by Hilton HHonors members, the property or affiliated partner pays Hilton HHonors based on an estimated cost per point for the costs of operating the program, which include marketing, promotion, communication, administration, and the estimated cost of award redemptions. Hilton HHonors member points are accumulated and may be redeemed for certificates that entitle the holder to the right to stay at participating properties, as well as other opportunities with third parties, including, but not limited to, airlines, car rentals, cruises, vacation packages, shopping, and dining. We provide Hilton HHonors as a marketing program to participating hotels, with the objective of operating the program on a break-even basis to us.

Hilton HHonors defers revenue received from participating hotels and program partners in an amount equal to the estimated cost per point of the future redemption obligation. We engage outside actuaries to assist in determining the fair value of the future award redemption obligation using statistical formulas that project future point redemptions based on factors that include historical experience, an estimate of “breakage” (points that will never be redeemed), an estimate of the points that will eventually be redeemed, and the cost of reimbursing hotels and other third parties in respect to other redemption opportunities available to members. Revenue is recognized by participating hotels and resorts only when points that have been redeemed for hotel stay certificates are used by members or their designees at the respective properties. Additionally, when members of the Hilton HHonors loyalty program redeem award certificates at our owned and leased hotels, we recognize room rental revenue.

Fair Value Measurements - Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (an exit price). We use the three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized below:

•	Level 1 - Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 - Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•	Level 3 - Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.

Derivative Instruments

We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. We regularly monitor the financial stability and credit standing of the counterparties to our derivative instruments. Under the terms of our loan agreements, we are required to maintain derivative financial instruments to manage interest rates. We do not enter into derivative financial instruments for trading or speculative purposes.

We record all derivatives at fair value. On the date the derivative contract is entered, we designate the derivative as one of the following: a hedge of a forecasted transaction or the variability of cash flows to be paid (cash flow hedge), a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of our foreign currency exposure (net investment hedge), or an undesignated hedge instrument. Changes in the fair value of a derivative that is qualified, designated, and highly effective as a cash flow hedge or net investment hedge are recorded in other comprehensive income (loss) (“OCI”) in the consolidated statements of comprehensive income (loss) until they are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of a derivative that is qualified, designated, and highly effective as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current period earnings. Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged in the consolidated statements of cash flows. Cash flows from undesignated derivative financial instruments are included as an investing activity in the consolidated statements of cash flows.

If we determine that we qualify for and will designate a derivative as a hedging instrument, at the designation date we formally document all relationships between hedging activities, including the risk management objective and strategy for undertaking various hedge transactions. This process includes matching all derivatives that are designated as cash flow hedges to specific forecasted transactions, linking all derivatives designated as fair value hedges to specific assets and liabilities in our consolidated balance sheets, and determining the foreign currency exposure of net investment of the foreign operation for a net investment hedge.

On a quarterly basis, we assess the effectiveness of our designated hedges in offsetting the variability in the cash flows or fair values of the hedged assets or obligations via use of the Hypothetical Derivative Method. This method compares the cumulative change in fair value of each hedging instrument to the cumulative change in fair value of a hypothetical hedging instrument, which has terms that identically match the critical terms of the respective hedged transactions. Thus, the hypothetical hedging instrument is presumed to perfectly offset the hedged cash flows. Ineffectiveness results when the cumulative change in the fair value of the hedging instrument exceeds the cumulative change in the fair value of the hypothetical hedging instrument. We discontinue hedge accounting prospectively, when the derivative is not highly effective as a hedge, the underlying hedged transaction is no longer probable, or the hedging instrument expires, is sold, terminated, or exercised.

Currency Translation

The United States Dollar (“USD”) is our reporting currency and is the functional currency of our consolidated and unconsolidated entities operating in the U.S. The functional currency for our consolidated and unconsolidated entities operating outside of the U.S. is the currency of the primary economic environment in which the respective entity operates. Assets and liabilities measured in foreign currencies are translated into USD at the prevailing exchange rates in effect as of the financial statement date and the related gains and losses, net of applicable deferred income taxes, are reflected in equity. Income and expense accounts are translated at the average exchange rate for the period. Gains and losses from foreign exchange rate changes related to intercompany receivables and payables denominated in a currency other than an entity’s functional currency that are not of a long-term investment nature are reported as a component of gain (loss) on foreign currency transactions in our consolidated statements of operations.

Self-Insurance

We are self-insured for various levels of general liability, auto liability, workers’ compensation, and employee health insurance coverage at our owned properties. Additionally, the majority of employees at managed hotels, of which we are the employer, participate in our workers’ compensation and employee health insurance coverage. Also, a number of our managed hotels participate in our general liability, auto liability, excess liability and property insurance programs. We purchase insurance coverage for claim amounts which exceed our self-insured retentions. Our insurance reserves are accrued based on estimates of the ultimate cost of claims that occurred during the covered period, which includes claims incurred but not reported. These estimates are prepared with the assistance of outside actuaries and consultants. The ultimate cost of claims for a covered period may differ from our original estimates. Our provision for insured events for the years ended December 31, 2012, 2011, and 2010 was $27 million, $33 million, and $30 million, respectively. Our insured claims and adjustments paid for the years ended December 31, 2012, 2011, and 2010 were $37 million, $33 million, and $29 million, respectively.

Share-based compensation

We recognize the cost of services received in a share-based payment transaction with an employee as services are received and recognize either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria.

The measurement objective for these equity awards is the estimated fair value at the grant date of the equity instruments that we are obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. The compensation cost for an award classified as an equity instrument is recognized ratably over the requisite service period. The requisite service period is the period during which an employee is required to provide service in exchange for an award.

Liability awards under a share-based payment arrangement are measured based on the award’s fair value, and the fair value is remeasured at each reporting date until the date of settlement. Compensation cost for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the instrument for each reporting period.

Compensation cost for awards with performance conditions is recognized over the requisite service period if it is probable that the performance condition will be satisfied. If such performance conditions are not considered probable until they occur, no compensation expense for these awards is recognized.

Income Taxes

We account for income taxes using the asset and liability method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year, to recognize the deferred tax assets and liabilities that relate to tax consequences in future years, which result from differences between the respective tax basis of assets and liabilities and their financial reporting amounts, and tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the respective temporary differences or operating loss or tax credit carry forwards are expected to be recovered or settled. The realization of deferred tax assets and tax loss and tax credit carry forwards is contingent upon the generation of future taxable income and other restrictions that may exist under the tax laws of the jurisdiction in which a deferred tax asset exists. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

We use a prescribed recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. For all income tax positions, we first determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If it is determined that a position meets the more-likely-than-not recognition threshold, the benefit recognized in the financial statements is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”), which was subsequently codified in Accounting Standards Codification (“ASC”) Section 810, Consolidations. We prospectively adopted SFAS 167 on January 1, 2010. Upon adoption of this accounting guidance, we deconsolidated the entity holding the Hilton Orlando Lake Buena Vista, Florida (“Hilton Orlando Lake Buena Vista”). To account for the deconsolidation, we were required to initially measure any retained interest in the Hilton Orlando Lake Buena Vista at the amount at which any retained interest would have been carried in our consolidated financial statements if the new accounting guidance had been effective when we first became involved with the Hilton Orlando Lake Buena Vista. As we retained no interest in the Hilton Orlando Lake Buena Vista, the difference between the net amounts removed from our consolidated balance sheet in deconsolidation ($19 million) was recognized as a cumulative effect adjustment to increase accumulated deficit by $19 million. We subsequently acquired the Hilton Orlando Lake Buena Vista in August 2010 and consolidated the property upon our acquisition. See Note 3: “Acquisitions” for further discussion of this acquisition.

In July 2012, the FASB issued Accounting Standards Update (“ASU”) No. 2012-02 (“ASU 2012-02”), Intangibles - Goodwill and Other (Topic 350) - Testing Indefinite-Lived Intangible Assets for Impairment. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This ASU was effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 14, 2012. We adopted ASU 2012-02 prospectively as of January 1, 2013; however, our annual indefinite-lived intangible impairment tests will not be performed until the fourth quarter of 2013, at which time the provisions of the ASU will be applied. We do not expect the application of ASU 2012-02 to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU amends existing guidance by requiring companies to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income in the same reporting period. For amounts which are not required to be reclassified in their entirety to net income in the same reporting period, companies will be required to cross reference other disclosures that provide information about those amounts. We adopted ASU 2013-02 prospectively as of January 1, 2013. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The ASU clarifies when a cumulative translation adjustment should be released to net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate) within a foreign entity. We plan to adopt ASU 2013-05 prospectively as of January 1, 2014 and we are currently evaluating the impact, if any, that this ASU will have on our consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit

Carryforward Exists. This ASU provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists in the applicable jurisdiction to settle any additional income taxes that would result from disallowance of the tax position. We plan to adopt ASU 2013-11 prospectively as of January 1, 2014 and we are currently evaluating the impact, if any, that this ASU will have on our consolidated financial statements.

Note 3: Acquisitions

In conjunction with business combinations, we record the assets acquired, liabilities assumed, and non-controlling interests at fair value as of the acquisition date, including any contingent consideration. Furthermore, acquisition-related costs, such as due diligence, legal, and accounting fees, are expensed in the period incurred and are not capitalized or applied in determining the fair value of the acquired assets.

Odawara Hilton Co., LTD

In December 2012, we purchased the remaining 53.5 percent ownership interest in Odawara Hilton Co., LTD (“OHC”), which leased the Hilton Odawara that we managed, for a cash payment of Japanese Yen (“JPY”) 155 million, or approximately $1 million. Prior to the acquisition, we had a 46.5 percent ownership interest in OHC, with the remaining interest held by nine stockholders each of whom had no more than a 10 percent ownership interest. We were considered to be the primary beneficiary of this VIE and, as such, OHC was consolidated in our consolidated financial statements. Upon completion of the acquisition of the remaining interests, we wholly own OHC. The equity transaction resulted in a decrease of approximately $4 million to additional paid-in capital.

In conjunction with this acquisition and predicated upon the fact that it would occur, in December 2012, OHC executed a binding purchase agreement with the owner of the Hilton Odawara to purchase the building and the surrounding land. However, the closing of the sale, which will include the exchange of cash and the acquisition of the title by Hilton, will not occur until December 2015. As a result of this purchase agreement and other factors, the Hilton Odawara lease, which was previously accounted for as an operating lease, was recorded as a capital lease asset and obligation of $15 million as of December 31, 2012.

Oakbrook Suites and Garden Inn, LLC

In August 2011, we purchased the remaining 50 percent ownership interest in Oakbrook Suites and Garden Inn, LLC (“Oakbrook LLC”), which owned the Hilton Suites Oakbrook and the Hilton Garden Inn Oakbrook Terrace, for a cash payment of $12 million. Prior to the acquisition, we had a 50 percent ownership interest in Oakbrook LLC, which was accounted for using the equity method of accounting. Upon completion of the acquisition of the remaining interests, we wholly owned Oakbrook LLC and it was consolidated in our financial statements. The fair value of the net assets acquired was $24 million. Our cash paid for the acquisition, along with the carrying value of our investment in Oakbrook LLC, was allocated to the net assets acquired, which consisted primarily of land, buildings, and furniture and equipment.

Hilton New Orleans Riverside

In November 2010, we acquired the 25 percent interest in the Hilton New Orleans Riverside that we did not previously own from the minority partner for $100 million. Upon completing the transaction, the hotel was wholly owned by us.

Prior to the acquisition of the remaining 25 percent interest, the operations of the Hilton New Orleans Riverside were consolidated based on our controlling interest in the entity that owned the hotel. Upon acquiring the remaining ownership interest, we reduced to zero the noncontrolling interest balance related to the former partner and reflected the difference in the amount of cash paid and the noncontrolling interest balance of approximately $47 million in Hilton’s additional paid-in capital.

Hilton Orlando Lake Buena Vista, Florida

In August 2010, we completed the acquisition of the Hilton Orlando Lake Buena Vista for a total purchase price of $250 million, which was the stated price of a put option held by the former owner to us. The purchase was funded with cash on hand. The purchase included the assumption of a net $5 million liability relating to working capital of the hotel assumed in the acquisition. As of the date of purchase, we had recognized a put liability of $103 million related to our estimated purchase price obligation, which reflected the difference between the fair value of the hotel of $147 million and the total put option purchase price.

The acquisition cost of the hotel was allocated as follows:

(in millions)
Building	$137
Furniture and equipment	10
Extinguishment of put liability	103

Purchase price	250
Working capital deficit acquired	(5)
Repayment of capital improvement loan	(30)
Transaction costs incurred	1

Total net cash paid for acquisition	$216

The hotel is subject to a ground lease and has certain retail leases, which were assumed by us as part of the purchase. We evaluated these leases to determine whether the terms were favorable or unfavorable compared with the market terms of leases of the same or similar items at the date of acquisition. Based upon the third-party appraisal at the time of the transaction, the terms of these leases approximated current market rates and, as such, none of the purchase price was allocated to these leases.

Hilton Belfast

In February 2010, we purchased the remaining 25 percent of ownership interest in the Hilton Belfast from a minority owner for British Pound Sterling (“GBP”) 5 million, or approximately $7 million. Upon completing the transaction, we owned 100 percent of the entity that owns the hotel. Prior to the acquisition of the remaining 25 percent interest, the operations of the Hilton Belfast were consolidated based on our controlling interest in the entity. Upon acquiring the remaining ownership interest, we reduced to zero the noncontrolling interest balance related to the former partner and reflected the difference in the amount of cash paid and the noncontrolling interest balance of approximately $3 million in Hilton’s additional paid-in capital.

Note 4: Disposals

India Joint Venture

In December 2011, we completed the sale of our 26 percent interest in a hotel development joint venture located in India for GBP 15 million, or approximately $23 million. As a result of the sale, we reclassified the currency translation adjustment of $8 million, which was previously recognized in accumulated other comprehensive loss, to earnings within our consolidated statement of operations for the year ended December 31, 2011. Further, we recognized a related pre-tax loss on the sale of $10 million that was included in other gain, net in our consolidated statement of operations for the year ended December 31, 2011.

Beverly Hills Office Building

In January 2011, we completed the sale of our former corporate headquarters office building in Beverly Hills, California for approximately $65 million and recognized a pre-tax gain of $16 million that was included in other gain, net in our consolidated statement of operations for the year ended December 31, 2011.

Note 5: Inventories

Inventories were as follows:

	December 31,
	2012	2011
	(in millions)
Timeshare	$389	$529
Hotel	26	23

	$415	$552

During the years ended December 31, 2012, 2011, and 2010, we capitalized interest of $3 million, $1 million, and $1 million, respectively, in timeshare inventory related to our timeshare development projects.

In May 2011, we purchased a non-operating hotel in Honolulu, Hawaii for $32 million. We are converting the property to a timeshare development. The acquisition value of the building, as well as subsequent conversion costs incurred were included in timeshare inventory as of December 31, 2012 and 2011.

Note 6: Property and Equipment

Property and equipment were as follows:

	December 31,
	2012	2011
	(in millions)
Land	$4,090	$4,142
Buildings and leasehold improvements	5,450	5,185
Furniture and equipment	1,111	960
Construction-in-progress	88	95

	10,739	10,382
Accumulated depreciation and amortization	(1,542)	(1,265)

	$9,197	$9,117

Depreciation and amortization expense on property and equipment, including amortization of assets recorded under capital leases, recognized during the years ended December 31, 2012, 2011, and 2010 was $290 million, $323 million, and $341 million, respectively. We capitalized $5 million, $6 million, and $1 million of interest as a cost of construction during the years ended December 31, 2012, 2011, and 2010, respectively.

As of December 31, 2012 and 2011, property and equipment included approximately $157 million and $148 million, respectively, of capital lease assets primarily consisting of buildings and leasehold improvements, net of $71 million and $60 million, respectively, of accumulated depreciation and amortization.

The following table details the impairment losses recognized on our assets included in property and equipment, by property type:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Owned and leased hotels	$42	$17	$23
Timeshare properties	—	3	1
Corporate office facilities	11	—	—

	$53	$20	$24

The amount of each impairment was based on the excess of the assets’ carrying value over the fair value.

Note 7: Financing Receivables

Financing receivables were as follows:

	December 31, 2012			December 31, 2011
	Timeshare	Other	Total	Timeshare	Other	Total
	(in millions)
Financing receivables	$853	$44	$897	$809	$50	$859
Less: allowance	(81)	(1)	(82)	(85)	(4)	(89)

	772	43	815	724	46	770

Current portion of financing receivables	131	—	131	115	—	115
Less: allowance	(12)	—	(12)	(12)	—	(12)

	119	—	119	103	—	103

Total financing receivables	$891	$43	$934	$827	$46	$873

Timeshare notes receivable

As of December 31, 2012, we had 49,310 timeshare notes outstanding with interest rates ranging from zero percent to 23.50 percent, an average interest rate of 12.27 percent, a weighted average remaining term of 7.5 years, and maturities through 2024. As of December 31, 2012 and 2011, we had ceased accruing interest on timeshare notes with aggregate principal balances of $30 million and $31 million, respectively. The changes in our allowance for uncollectible timeshare notes were as follows:

(in millions)
Balance as of December 31, 2009	$77
Write-offs	(41)
Provision for uncollectibles on sales	65

Balance as of December 31, 2010	101
Write-offs	(36)
Provision for uncollectibles on sales	32

Balance as of December 31, 2011	97
Write-offs	(33)
Provision for uncollectibles on sales	29

Balance as of December 31, 2012	$93

Our timeshare notes receivable mature as follows:

Year	(in millions)
2013	$131
2014	113
2015	113
2016	115
2017	115
Thereafter	397

984
Less: allowance	(93)

$891

The following table details an aged analysis of our gross timeshare notes receivable balance:

	December 31,
	2012	2011
	(in millions)
Current	$940	$879
30 - 89 days past due	14	14
90 - 119 days past due	4	3
120 days and greater past due	26	28

	$984	$924

Note 8: Investments in Affiliates

Investments in affiliates were as follows:

	December 31,
	2012	2011
	(in millions)
Equity investments	$276	$318
Other investments	15	16

	$291	$334

We maintain investments in affiliates accounted for under the equity method, which are primarily investments in entities that owned or leased 32 hotels as of December 31, 2012 and 2011.

Our investments in affiliates accounted for under the equity method totaled $276 million and $318 million, representing approximately one percent of total assets as of December 31, 2012 and 2011. We are a partner in joint ventures with Felcor Hotels, LLC and affiliates that own 14 hotels in which our ownership interest ranges from 10 percent to 50 percent, as well as a management company in which we have a 50 percent interest. The total carrying amount of our investments with Felcor Hotels, LLC and affiliates was $107 million and $120 million as of December 31, 2012 and 2011, respectively. We are also partners in other significant joint ventures with the following ownership interests and carrying amounts: a 25 percent ownership interest in Ashford HHC Partners III, LP, which owns two hotels and had a carrying amount of $37 million and $36 million as of December 31, 2012 and 2011, respectively; and, a 40 percent interest in Domhotel GmbH, Berlin, which owns one hotel and had a carrying amount of $35 million and $32 million as of December 31, 2012 and 2011, respectively. We also have investments in 15 other joint ventures in which our ownership interest ranges from 10 percent to 50 percent.

The equity investments had total debt of approximately $1.1 billion as of December 31, 2012 and 2011. Substantially all of the debt is secured solely by the affiliates’ assets or is guaranteed by other partners without recourse to us. We were the creditor on $20 million and $23 million of total debt from unconsolidated affiliates as of December 31, 2012 and 2011, respectively, which were included in financing receivables, net in our consolidated balance sheets.

We identified certain indicators of impairment in 2012, 2011, and 2010 relative to the carrying value of certain of our investments and, as a result, determined that we had impairments on these investments during the years ended December 31, 2012, 2011, and 2010. The amount of the impairment was based on the excess of the carrying amount of the asset over its fair value, as calculated using discounted operating cash flows. We recorded $19 million, $141 million, and $6 million of impairment losses on certain equity method investments during the years ended December 31, 2012, 2011, and 2010, respectively, which were included in equity in losses from unconsolidated affiliates in our consolidated statements of operations. Additionally in 2012, we recorded a $1 million impairment loss on one of our other investments, which was included in impairment losses in our consolidated statement of operations for the year ended December 31, 2012.

In connection with the Merger, we recorded our equity method investments at their estimated fair value, which resulted in an increase to our historical basis in those entities, primarily as a result of an increase in the fair value of the real estate assets of the investee entities. The basis difference is being amortized as a component of equity in losses from unconsolidated affiliates over a period of approximately 40 years and it is also adjusted for impairment charges. The unamortized basis was $120 million and $141 million, as of December 31, 2012 and 2011, respectively. We estimate our future amortization expense to be approximately $3 million per year for the remaining amortization period.

Note 9: Consolidated Variable Interest Entities

As of December 31, 2012, we consolidated three VIEs as required by the accounting standards related to the consolidation of VIEs. As of December 31, 2011 and 2010, we consolidated four VIEs.

Two out of three of these VIEs lease hotels from unconsolidated affiliates in Japan. We hold a significant ownership interest in these VIEs and have the power to direct the activities that most significantly impact their economic performance. Our consolidated balance sheets included the assets and liabilities of these entities, which primarily comprised $29 million and $24 million of cash and cash equivalents, $66 million and $79 million of property and equipment, net, and $408 million and $464 million of debt and capital lease obligations as of December 31, 2012 and 2011, respectively. The debt and capital lease obligations are non-recourse to us and were reflected as non-recourse debt and capital lease obligations of consolidated variable interest entities in our consolidated balance sheets. The assets of these entities are only available to settle the obligations of these entities. Interest expense related to the non-recourse debt and capital lease obligations of these two consolidated VIEs was $33 million during the years ended December 31, 2012 and 2011 and $37 million during the year ended December 31, 2010 and was included in interest expense in our consolidated statements of operations.

In 2012, we acquired the remaining ownership interest in OHC, which was previously one of our consolidated VIEs located in Japan. See Note 3: “Acquisitions” for further discussion of this transaction. Our consolidated balance sheet as of December 31, 2011 included the assets and liabilities of this entity, which primarily comprised $4 million of cash and cash equivalents, and $5 million of debt and capital lease obligations.

In 2011, two of our consolidated VIEs located in Japan restructured their lease agreements which were accounted for as capital leases. These lease restructurings resulted in a reduction of our capital lease assets and obligations of $76 million and $73 million, respectively, as of December 31, 2011. Additionally, we recognized a gain associated with one of the lease restructurings of $13 million during the year ended December 31, 2011, resulting from the difference between the fair value of the new lease terms and the carrying value of the former lease. This gain was recognized in other gain, net, in our consolidated statement of operations for the year ended December 31, 2011. Additionally, $7 million of the gain was recognized as being attributable to noncontrolling interests based on their ownership interest in the VIE, and was included in net income attributable to noncontrolling interests in our consolidated statement of operations for the year ended December 31, 2011.

As of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011, and 2010, we also consolidated a VIE that owned one hotel that was immaterial to our consolidated financial statements.

During the years ended December 31, 2012, 2011, and 2010, we did not provide any financial or other support to any VIEs that we were not previously contractually required to provide, nor do we intend to provide such support in the future.

Note 10: Goodwill

In 2007, as part of the purchase accounting for the Merger, we recorded $10.5 billion of goodwill representing the excess purchase price over the fair value of the other identified assets and liabilities. During the year ended December 31, 2008, we recognized approximately $4.3 billion of impairment charges relating to our goodwill, including impairment losses of $795 million on our goodwill assigned to our timeshare reporting unit which had no remaining goodwill assigned to that reporting unit as of December 31, 2012, 2011, and 2010. In the fourth quarter of each year, we performed our annual assessment for impairment and concluded that there was no impairment of our goodwill for the years ended December 31, 2012, 2011, and 2010. Changes to our goodwill during the years ended December 31, 2012, 2011, and 2010 were due to foreign currency translations. Our goodwill balances, by reporting unit, were as follows:

	Ownership	Management and Franchise	Total
	(in millions)
Goodwill	$4,557	$5,158	$9,715
Accumulated impairment losses	(3,527)	—	(3,527)

Balance as of December 31, 2010	1,030	5,158	6,188

Foreign currency translation	(2)	(11)	(13)
Goodwill	4,555	5,147	9,702
Accumulated impairment losses	(3,527)	—	(3,527)

Balance as of December 31, 2011	1,028	5,147	6,175

Foreign currency translation	4	18	22
Goodwill	4,559	5,165	9,724
Accumulated impairment losses	(3,527)	—	(3,527)

Balance as of December 31, 2012	$1,032	$5,165	$6,197

Note 11: Other Intangible Assets

Other intangible assets were as follows:

	December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)
Amortizing Intangible Assets:
Management agreements	$836	$(259)	$577
Franchise agreements	1,706	(683)	1,023
Leases	408	(107)	301
Other(1)	646	(203)	443

	$3,596	$(1,252)	$2,344

Non-amortizing Intangible Assets:
Brands	$5,029	$—	$5,029

	December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)
Amortizing Intangible Assets:
Management agreements	$802	$(207)	$595
Franchise agreements	1,704	(551)	1,153
Leases	399	(85)	314
Other(1)	529	(140)	389

	$3,434	$(983)	$2,451

Non-amortizing Intangible Assets:
Brands	$5,025	$—	$5,025

(1)	Includes capitalized software with a net balance of $191 million and $112 million as of December 31, 2012 and 2011, respectively, and the Hilton HHonors intangible with a net balance of $236 million and $256 million as of December 31, 2012 and 2011, respectively. We recorded amortization expense on capitalized software of $30 million, $15 million, and $5 million for the years ended December 31, 2012, 2011, and 2010, respectively, and amortization expense on the Hilton HHonors intangible of $22 million for each of the years ended December 31, 2012, 2011, and 2010.

Our amortizing intangible assets related to management and franchise agreements, leases, proprietary technologies, capitalized software, and Hilton HHonors have finite lives and, accordingly, we recorded amortization expense of $260 million, $241 million, and $233 million for the years ended December 31, 2012, 2011, and 2010, respectively. Changes to our brands intangible asset during the years ended December 31, 2012 and 2011 were due to foreign currency translations.

During the years ended December 31, 2012, 2011, and 2010, we recorded no impairment relating to our other intangible assets.

We estimate our future amortization expense for our finite lived intangible assets to be as follows:

Year	(in millions)
2013	$297
2014	293
2015	274
2016	240
2017	227
Thereafter	1,013

$2,344

Note 12: Accounts Payable, Accrued Expenses, and Other

Accounts payable, accrued expenses, and other were as follows:

	December 31,
	2012	2011
	(in millions)
Accrued employee compensation and benefits	$530	$432
Accounts payable	286	294
Liability for guest loyalty program, current	262	247
Deposit liabilities	169	102
Deferred revenue	61	86
Self insurance reserves, current	47	44
Other accrued expenses	567	601

	$1,922	$1,806

Deferred revenue and deposit liabilities are related to our timeshare business and hotel operations. Other accrued expenses consist of taxes, rent, interest, and other accrued balances.

Note 13: Debt

Debt balances, including obligations for capital leases, and associated interest rates were as follows:

	December 31,
	2012	2011
	(in millions)
Senior mortgage loans with a rate of 2.51%, due 2015(1)	$7,271	$7,596
Secured mezzanine loans with an average rate of 4.12%, due 2015(1)	7,697	7,698
Secured mezzanine loans with a rate of 4.71%, due 2015(1)	240	250
Unsecured notes(2)	—	389
Mortgage notes with an average rate of 6.14%, due 2013 to 2016	134	158
Other unsecured notes with an average rate of 7.82%, due 2017 to 2031	149	153
Capital lease obligations with an average rate of 5.69%, due 2015 to 2097	83	66
Contingently convertible notes with a rate of 3.38%, due 2023	1	1

Total long-term debt, including current maturities	15,575	16,311
Less: current maturities of long-term debt	(392)	(342)

Total long-term debt	$15,183	$15,969

(1)	Initial due date was November 12, 2010, with up to five additional one-year extensions at our option. We have extended the scheduled maturity date to November 12, 2013 by exercising our first, second, and third extension options. The fourth and fifth extension options are at our sole discretion, and require an extension fee equal to 50 basis points of the then outstanding principal balance. Combined, the extensions effectively extend the maturity of our senior mortgage and senior mezzanine debt to November 12, 2015.
(2)	As discussed below, we redeemed these unsecured notes in December 2012.

Debt Restructuring

In April 2010, we completed a restructuring (the “Debt Restructuring”) of our senior mortgage loan and secured mezzanine loans (collectively, the “Secured Debt”) for which HWI and its subsidiaries were the primary obligor. The transaction resulted in an overall reduction of debt of $4.0 billion. Key components of the Debt Restructuring were:

•	A $76 million principal reduction payment on our senior mortgage loan. Funding for the principal repayment of the senior mortgage loan was provided from certain of our restricted cash and cash equivalents balances, which restrictions were required under the terms of the loan agreement.

•	The repurchase of $1.8 billion of secured mezzanine debt for a cash payment of $819 million, representing a 54 percent discount from par value. Funding for the repurchase of the secured mezzanine debt was provided through an equity contribution of $819 million from our Parent.

•	The extinguishment, by our Parent, of the two most-junior tranches of our secured mezzanine loans with an aggregate outstanding principal amount of $2.0 billion, as well as the respective outstanding deferred cash interest payments through the date of the Debt Restructuring, totaling $87 million.

•	The amendment of our Secured Debt loan agreement provides for the adjustment of the interest rate spreads of our Secured Debt from a range of 30-day LIBOR plus 80-525 basis points, to a range of 30-day LIBOR plus 175-425 basis points. The decrease in the upper end of the range of interest rates is due to the acquisition of the two most-junior tranches of the secured mezzanine debt by our Parent as discussed above.

As a result of the Debt Restructuring, we recognized a gain of $789 million in gain on debt restructuring in our consolidated statement of operations for the year ended December 31, 2010, which was comprised of the following components:

(in millions)
Gain on excess of carrying amount over reacquisition price of certain debt	$910
Less: write-off of existing deferred financing costs	(4)
Less: fees incurred as part of Debt Restructuring	(39)
Loss on excess of reacquisition price over carrying value of debt extinguished	(78)

$789

From certain lenders that were a party to the Debt Restructuring, we only reacquired a portion of the secured mezzanine debt tranches for which those specific entities were the lenders. The total cash payments we expect to make to these lenders, including interest, is greater than the pre-restructuring principal balance. These transactions involving a modification of terms were accounted for prospectively and the carrying amount of the debt held by these lenders was $240 million and $250 million as of December 31, 2012 and 2011, respectively. Interest expense for these revised loans was computed using the interest method, with the interest rate determined as the amount that equates to the present value of the future cash payments specified by the new terms of the carrying amount of the debt.

Secured Debt

Our Secured Debt totaled $15.2 billion and $15.5 billion as of December 31, 2012 and 2011, respectively. Interest under the Secured Debt is payable monthly and includes both variable and fixed components. The Secured Debt is secured by substantially all of our consolidated assets in which we hold an ownership interest and contains significant restrictions on the incurrence of any additional indebtedness by us, including the prohibition of any additional indebtedness for borrowed money evidenced by bonds, debentures, notes, or other similar instruments. Additionally, under the terms of our Secured Debt, we are restricted from declaring dividends.

We are required to deposit with the lender certain cash reserves that may, upon our request, be used for, among other things, debt service, capital expenditures, and general corporate purposes. These reserves, totaling $147 million and $321 million as of December 31, 2012 and 2011, respectively, were included in restricted cash and cash equivalents in our consolidated balance sheets as a current asset, since we have the ability to access the cash within the 12 months following the dates of the consolidated balance sheets, subject to necessary lender notification.

As a condition to permitting certain events under the Secured Debt, such as a release of certain assets as collateral for the loan or change of control of the Company, we must satisfy certain debt yield tests. We were able to satisfy all of the debt yield tests as of our most recent testing date.

Repayment of Debt

During the years ended December 31, 2012, 2011, and 2010, we made scheduled debt repayments on our Secured Debt of $314 million, $299 million, and $24 million, respectively. We also made the following additional debt repayments:

•	In December 2012, we redeemed the outstanding $389 million in unsecured notes that were due in 2013, which included 100 percent of the principal amount, as well as any accrued and unpaid interest.

•	In December 2012, we paid the outstanding mortgage of $23 million for a property purchased for a timeshare development in Honolulu, Hawaii in May 2011.

•	In November 2011, we purchased $335 million of our senior mortgage debt from one lender for a cash payment of $300 million, representing a purchase price at 89.5 percent of the face value. This repayment was accounted for as a modification as the expected net present value of our cash flows on our indebtedness to that lender changed by less than ten percent as a result of the paydown. This modification was accounted for prospectively and the interest expense for these revised loans was computed using the interest method, with the interest rate determined as the amount that equaled the present value of the future cash payments specified by the new terms of the carrying amount of the debt.

•	In January 2011, we completed sales of our former corporate headquarters office building in Beverly Hills, California for approximately $65 million and our 26 percent investment interest in an Indian joint venture for approximately $23 million. The office building and our investment in the Indian joint venture were pledged as collateral under our Secured Debt; therefore, the proceeds from these sales were used to repay a portion of our Secured Debt during the year ended December 31, 2011. See Note 4: “Disposals” for further discussion of these transactions.

•	In December 2010, we purchased $111 million of our $500 million outstanding unsecured notes for a cash payment of $100 million, representing a purchase price at 90 percent of the face value. As a result of this transaction, we recognized a gain of $11 million included in other gain, net, in our consolidated statement of operations for the year ended December 31, 2010.

Non-Recourse Debt and Capital Lease Obligations of Consolidated Variable Interest Entities

In addition to our long-term debt, our consolidated balance sheets included debt and capital lease obligations related to consolidated VIEs that are non-recourse to us as follows:

	December 31,
	2012	2011
	(in millions)
Capital lease obligations with an average rate of 6.34%, due 2018 to 2025	$373	$425
Non-recourse debt	47	56

	420	481
Less: current maturities of non-recourse debt and capital lease obligations of consolidated variable interest entities	(15)	(42)

Non-recourse debt and capital lease obligations of consolidated variable interest entities	$405	$439

Debt Maturities

The contractual debt maturities as of December 31, 2012, including maturities of non-recourse debt and capital lease obligations of consolidated variable interest entities, were as follows:

Year	(in millions)
2013	$407
2014	410
2015(1)	14,521
2016	123
2017	75
Thereafter	459

$15,995

(1)	The Secured Debt has five one-year extensions solely at our option that effectively extend maturity to November 12, 2015. We have assumed all extensions for purposes of calculating maturity dates.

Note 14: Other Liabilities

Other long-term liabilities were as follows:

	December 31,
	2012	2011
	(in millions)
Program surplus	$263	$179
Pension obligations	262	240
Other long-term tax liabilities	340	341
Deferred employee compensation and benefits	129	79
Deferred revenue	82	90
Self insurance reserves	80	85
Guarantee liability	57	88
Other	310	375

	$1,523	$1,477

Deferred revenue is related to our timeshare business and hotel operations. Guarantee liability is related to obligations under our outstanding performance guarantees. Program surplus represents obligations to operate our marketing, sales, and brand programs on behalf of our hotel owners. Our obligations related to the self insurance claims are expected to be satisfied over the next three years.

Note 15: Derivative Instruments and Hedging Activities

Cash Flow Hedges

Under the terms of our Secured Debt, we are required to hedge interest rate risk using derivative instruments with an aggregate notional amount equal to the principal amount of the Secured Debt. As such, during the years ended December 31, 2012, 2011, and 2010, derivatives were used to hedge the variable cash flows associated with existing variable rate debt.

As of December 31, 2012, we held ten interest rate caps with an aggregate notional amount of $15.2 billion. The caps were executed in August 2012 to replace the previous portfolio of interest rate caps that expired in November 2012. These interest rate caps expire in November 2013. We have elected not to designate any of the ten interest rate caps as effective hedging instruments. During the year ended December 31, 2012, we recorded a loss of $1 million in other gain, net in our consolidated statement of operations, which represented the premiums paid on these interest rate caps. No other gain or loss related to the ten undesignated interest rate caps in our current portfolio or previous portfolio were recorded in the year ended December 31, 2012 as changes in the fair values of our interest rate caps were immaterial.

As of December 31, 2011, we held ten interest rate caps with an aggregate notional amount of $15.9 billion. The caps were executed in October 2011 to replace our previous portfolio of eleven interest rate caps maturing in November 2011. We elected not to designate any of the ten interest rate caps as effective hedges for accounting purposes. During the year ended December 31, 2011, we recognized a loss of $3 million in other gain, net, in our consolidated statement of operations, related to hedge ineffectiveness on our eight designated interest rate caps in our previous portfolio and premiums paid for our ten undesignated interest rate caps.

As of December 31, 2010, we held eleven interest rate caps with an aggregate notional amount of $16.2 billion. The caps were executed in October 2010 to replace our previous portfolio maturing in November 2010. We had designated eight interest rate caps with an aggregate notional amount of $14.6 billion as effective hedging instruments. We did not designate three of our interest rate cap agreements entered into during 2010 as hedging instruments. As of December 31, 2010, the notional amount of the undesignated portion of the interest rate cap agreements was $1.6 billion.

During the year ended December 31, 2010, we recognized $5 million as a reduction in interest expense in our consolidated statement of operations related to hedge ineffectiveness primarily attributable to one of our interest rate swaps that had a fair market value other than zero at the time of designation. The related interest rate swap matured in November 2010.

The fair value of our interest rate caps was immaterial to our consolidated balance sheets as of December 31, 2012 and 2011.

Net Investment Hedges

Our most significant foreign currency exposure relates to fluctuations in the foreign exchange rate between USD and GBP. Historically, we used foreign exchange currency option agreements to hedge our exposure to changes in foreign exchange rates on certain of our foreign investments. Under the terms of these currency option contracts, we paid a premium to a counterparty for the right to sell a specified amount of foreign currency at a specified strike rate at the maturity date of the option. During 2010, we settled our remaining GBP foreign currency options, designated as net investment hedges, with an aggregate notional value of approximately GBP 505 million, for proceeds of $234 million, and we have not had any further designated foreign currency options held as net investment hedges since that time.

For the year ended December 31, 2010, we recognized $58 million of gains within OCI related to our net investment hedges in foreign entities. We have total deferred gains related to these net investment hedges in accumulated other comprehensive income of $170 million as of December 31, 2012 and 2011. The amounts related to these net investment hedges will be released as we substantially liquidate or sell our original hedged investments in GBP and release amounts recorded in our cumulative translation adjustment component of accumulated other comprehensive income related to such investments.

Non-designated Hedges

Historically, we have held certain derivatives, as economic hedges of our foreign exchange exposure, which were not designated as hedges for accounting purposes. During 2010, we settled our portfolio of Euro (“EUR”) and Australian dollar (“AUD”) foreign exchange options with aggregate notional values of approximately EUR 540 million and AUD 374 million, respectively, for proceeds of $59 million and $31 million, respectively. These foreign exchange options were not designated as hedges in qualifying hedging relationships. We have not had any further undesignated foreign currency options since that time. For the year ended December 31, 2010, we recorded a gain of $20 million in gain (loss) on foreign currency transactions on undesignated foreign currency hedging instruments in our consolidated statement of operations.

There was no effect of derivatives not designated as hedging instruments to our consolidated statements of operations for the years ended December 31, 2012 and 2011.

The following table summarizes the effect of derivative designated as hedging instruments in our consolidated statements of operations and consolidated statements of comprehensive income (loss) before any effect for income taxes for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
	(in millions)
Deferred gains (losses) from derivatives in AOCI, beginning of period	$170	$168	$(61)
Gains recognized in OCI from derivative instruments	—	—	222
Reclassification of losses from OCI	—	2	7

Deferred gains from derivatives in AOCI, end of period	$170	$170	$168

Note 16: Fair Value Measurements

The carrying amounts and estimated fair values of our financial assets and liabilities, which included related current portions, were as follows:

	December 31, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Cash equivalents(1)	$561	$561	$578	$578
Cash equivalents - restricted(1)	322	322	408	408
Timeshare notes receivable(2)	984	987	924	931
Other long-term debt(2)(3)	284	297	701	668
Secured Debt(2)(4)	15,208	15,571	15,544	14,668

(1)	Classified as Level 2 under the fair value hierarchy.
(2)	Classified as Level 3 under the fair value hierarchy.
(3)	Excludes capital lease obligations with a carrying value of $83 million and $66 million as of December 31, 2012 and 2011, respectively.
(4)	We assumed the exercise of all extensions on the Secured Debt for purposes of calculating fair value.

We believe the carrying amounts of our current financial assets and liabilities and other notes receivable approximated fair value as of December 31, 2012 and 2011. Our estimates of the fair values were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop the estimated fair value. Proper placement of fair value measurements within the valuation hierarchy is considered each reporting period. Third-party information received for calculating Level 3 fair value measurements is reviewed to ensure it is in accordance with U.S. GAAP. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

Cash equivalents and cash equivalents - restricted are primarily comprised of short-term interest-bearing money market funds with maturities of less than 90 days, time deposits, and commercial paper. The estimated fair values were based on available market pricing information of similar financial instruments.

The estimated fair values of timeshare notes receivable, net and other long-term debt were calculated based on the expected future cash flows discounted at risk-adjusted rates. The primary sensitivity in these calculations is based on the selection of appropriate discount rates. Fluctuations in these assumptions will result in different estimates of fair value. An increase in the discount rate would result in a decrease in the fair value.

The estimated fair value of our Secured Debt was based on estimates of market spreads when quoted market values did not exist, on the current rates offered to us for debt of the same maturities, or quoted market prices for the same or similar issues. In determining the current market rate for the fixed rate debt, a market spread was added to the quoted yields on federal government treasury securities with similar maturity dates. The primary sensitivity in these calculations is based on the selection of appropriate market spreads. Fluctuations in these assumptions will result in different estimates of fair value. An increase in market spreads would result in a decrease in the fair value.

Our financial and nonfinancial assets that are measured at fair value on a nonrecurring basis include property and equipment, investments in affiliates, goodwill, brands, management and franchise contracts, and other intangible assets. As of December 31, 2012 and 2011, there were certain financial and nonfinancial assets that were determined to be impaired and therefore the carrying amount of those assets were recorded at their fair value. The estimated fair values of our impaired financial and nonfinancial assets were calculated based on the expected future discounted cash flows of the respective asset. The key assumptions used were projected revenues, projected net operating income, long-term growth rates, terminal capitalization rates, and discount rates. The fair value measurements were considered Level 3 under the fair value hierarchy.

The estimated fair values of our financial and nonfinancial assets that were measured at fair value on a nonrecurring basis as a result of impairments losses during the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012		2011		2010
	Fair Value(1)	Impairment Losses	Fair Value(1)	Impairment Losses	Fair Value(1)	Impairment Losses
	(in millions)
Property and equipment, net	$24	$53	$5	$20	$61	$24
Investments in affiliates	29	20	205	141	25	3

(1)	Fair value measurements using significant unobservable inputs (Level 3).

During the years ended December 31, 2012, 2011, and 2010, property and equipment, net with carrying value of $77 million, $25 million, and $85 million before impairment, respectively, was reduced to its estimated fair value, resulting in impairment losses of $53 million, $20 million, and $24 million, respectively. Using estimates of undiscounted net cash flows, we concluded that the carrying value of the assets were not fully recoverable. We estimated the fair value of the assets using discounted cash flow analyses, with estimated stabilized growth rates ranging from 2 percent to 3 percent, a discounted cash flow term of 10 years, terminal capitalization rates ranging from 8 percent to 11 percent, and discount rates ranging from 9 percent to 12 percent. The discount and terminal capitalization rates used for the fair value of the assets reflect the risk profile of the individual markets where the assets are located, and are not necessarily indicative of our hotel portfolio as a whole.

During the years ended December 31, 2012, 2011, and 2010, investments in affiliates with a carrying value of $49 million, $346 million, and $28 million before impairment, respectively, were reduced to their estimated fair value, resulting in impairment losses of $20 million, $141 million, and $3 million, respectively, related to our investments in entities that own or lease hotels. We estimated the fair value of the investments using discounted cash flow analyses, with estimated stabilized growth rates ranging from 3 percent to 7 percent, a discounted cash flow term of 10 years, terminal capitalization rates ranging from 8 percent to 12 percent, and discount rates ranging from 10 percent to 22 percent. The discount and terminal capitalization rates used for the fair value of our investments reflect the risk profile of the individual markets where the assets subject to our investment are located, and are not necessarily indicative of our investment portfolio as a whole.

Note 17: Leases

We lease hotel properties, land, equipment, and corporate office space under operating and capital leases. As of December 31, 2012 and 2011, we leased 71 hotels and 74 hotels, respectively, under operating leases and seven hotels and six hotels, respectively, under capital leases. Two of the capital leases as of December 31, 2012 and 2011 were liabilities of VIEs that we consolidated and were non-recourse to us. Our leases expire at various dates from 2013 through 2191, with varying renewal options, and the majority expire before 2025.

Our operating leases may require minimum rent payments, contingent rent payments based on a percentage of revenue or income, or the payment of rent equal to the greater of a minimum rent or contingent rent. In addition, we may be required to pay some, or all, of the capital costs for property and equipment in the hotel during the term of the lease.

The future minimum rent payments, under non-cancelable leases, due in each of the next five years and thereafter as of December 31, 2012, were as follows:

	Operating Leases	Capital Leases	Non-Recourse Capital Leases
Year	(in millions)
2013	$265	$8	$34
2014	251	9	38
2015	241	18	38
2016	234	6	39
2017	222	7	39
Thereafter	2,315	146	405

Total minimum rent payments	$3,528	194	593

Less: amount representing interest		(111)	(220)

Present value of net minimum rent payments		$83	$373

Amortization of assets recorded under capital leases is recorded in depreciation and amortization in our consolidated statements of operations and is recognized over the lease term.

Rent expense for all operating leases for the years ended December 31, 2012, 2011, and 2010 was as follows:

	2012	2011	2010
	(in millions)
Minimum rentals	$286	$264	$268
Contingent rentals	161	175	152

	$447	$439	$420

During the year ended December 31, 2012, we acquired the remaining ownership interest in one of our consolidated VIEs located in Japan, as well as restructured the lease agreement for the Hilton Odawara. In conjunction with the lease restructuring, we executed a binding purchase agreement with the owner to purchase the building and surrounding land at the end of the extended lease term. The Hilton Odawara lease, which was previously accounted for as an operating lease, was recorded as a capital lease asset and obligation of $15 million as of December 31, 2012. See Note 3: “Acquisitions” for discussion regarding the acquisition of the VIE.

During the year ended December 31, 2011, one of our consolidated VIEs located in Japan restructured their lease agreement. See Note 9: “Consolidated Variable Interest Entities” for discussion of the restructuring.

Note 18: Income Taxes

Our tax provision (benefit) includes federal, state, and foreign income taxes payable. The domestic and foreign components of income before income taxes for the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
	(in millions)
U.S. income before tax	$435	$48	$281
Foreign income before tax	138	148	138

Income before income taxes	$573	$196	$419

The components of our provision (benefit) for income taxes for the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
	(in millions)
Current:
Federal	$71	$50	$194
State	13	8	32
Foreign	57	70	64

Total current	141	128	290

Deferred:
Federal	63	(190)	111
State	2	(8)	(54)
Foreign	8	11	(39)

Total deferred	73	(187)	18

Total provision (benefit) for income taxes	$214	$(59)	$308

During 2011, based on our consideration of all positive and negative evidence available, we believe that it is more likely than not we will be able to realize the benefit of our U.S. federal foreign tax credits. Accordingly, as of December 31, 2011, we released valuation allowances of $182 million against our deferred tax assets related to U.S. foreign tax credits.

Reconciliations of our tax provision at the U.S. statutory rate to the provision (benefit) for income taxes for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
	(in millions)
Statutory U.S. federal income tax provision	$201	$69	$147
State income taxes, net of U.S. federal tax benefit	10	6	26
Foreign income tax expense (benefit)	18	50	(8)
Foreign losses not subject to U.S. tax	(24)	(26)	(19)
Tax credits	(67)	(58)	(67)
Change in deferred tax asset valuation allowance	56	(160)	10
Change in basis difference in foreign subsidiaries	18	20	(7)
Nondeductible settlement of a liability	—	—	26
Nondeductible portion of debt extinguishment	—	—	27
Provision for uncertain tax positions	(2)	35	185
Other, net	4	5	(12)

Provision (benefit) for income taxes	$214	$(59)	$308

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities plus carryforward items. The composition of net deferred tax balances were as follows:

	December 31,
	2012	2011
	(in millions)
Deferred income tax assets - current	$76	$74
Deferred income tax assets - noncurrent	104	112
Deferred income tax liabilities - current(1)	(1)	(1)
Deferred income tax liabilities - noncurrent	(4,948)	(5,006)

Net deferred taxes	$(4,769)	$(4,821)

(1)	Included in the accounts payable, accrued expenses, and other in our consolidated balance sheets.

The tax effects of the temporary differences and carryforwards that give rise to our net deferred tax asset (liability) were as follows:

	December 31,
	2012	2011
	(in millions)
Deferred tax assets:
Foreign tax credits	$227	$346
Net operating loss carryforwards	570	563
Compensation	245	212
Deferred transaction costs	25	37
Other reserves	198	204
Capital lease obligations	188	214
Insurance reserves	44	43
System funds	23	28
Other tax credits	48	73
Other	72	—

Total gross deferred tax assets	1,640	1,720
Less: valuation allowance	(769)	(694)

Deferred tax assets	$871	$1,026

Deferred tax liabilities:
Property and equipment	$(2,025)	$(2,023)
Brands	(1,916)	(1,914)
Amortizable intangible	(659)	(742)
Unrealized foreign currency gains	(301)	(380)
Investments	(70)	(109)
Investment in foreign subsidiaries	(93)	(122)
Deferred income	(576)	(548)
Other	—	(9)

Deferred tax liabilities	(5,640)	(5,847)

Net deferred taxes	$(4,769)	$(4,821)

As of December 31, 2012, we had state and foreign net operating loss carryforwards of $1.1 billion and $1.9 billion, respectively, which resulted in deferred tax assets of $52 million for state jurisdictions and $519 million for foreign jurisdictions. Approximately $73 million of our deferred tax assets as of December 31, 2012 related to net operating loss carryforwards expiring between 2013 and 2032 with $2 million of that amount expiring in 2013. Approximately $497 million of our deferred tax assets as of December 31, 2012 resulted from net operating loss carryforwards that are not subject to expiration. We believe that it is more likely than not that the benefit from certain state and foreign net operating loss carryforwards will not be realized. In recognition of this assessment, we provided a valuation allowance of $15 million and $422 million as of December 31, 2012 on the deferred tax assets relating to these state and foreign net operating loss carryforwards, respectively. Our valuation allowances increased in total by approximately $75 million during the year ended December 31, 2012. This increase was primarily related to foreign deferred tax assets. As of December 31, 2012, we had foreign tax credits of $192 million recorded as deferred tax assets that expire between 2018 and 2022.

Reconciliations of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
	(in millions)
Balance at beginning of year	$436	$405	$88
Additions for tax positions related to the prior year	71	60	131
Additions for tax positions related to the current year	5	5	191
Reductions for tax positions for prior years	(23)	(6)	(1)
Settlements	(14)	(27)	(1)
Lapse of statute of limitations	(6)	(2)	(1)
Currency translation adjustment	—	1	(2)

Balance at end of year	$469	$436	$405

We classify reserves for tax uncertainties within income taxes payable and other liabilities in our consolidated balance sheets. Our total unrecognized tax benefits as of December 31, 2012, 2011, and 2010 were $469 million, $436 million, and $405 million, respectively. The net increase to unrecognized tax benefits was primarily the result of items identified, resolved, and settled as part of our ongoing U.S. federal audit as well as an uncertain tax position with regard to our debt restructuring. We recognize interest and penalties accrued related to uncertain tax positions in income tax expense. We accrued approximately $8 million and $6 million during 2012 and 2011, respectively. In total, we had accrued balances of approximately $42 million and $40 million for the payment of interest and penalties as of December 31, 2012 and 2011, respectively. Included in the balance of uncertain tax positions as of December 31, 2012 and 2011 were $374 million and $400 million, respectively, associated with positions that if favorably resolved would provide a benefit to our effective tax rate. As a result of the expected resolution of examination issues with federal (primarily), state, and foreign tax authorities, we believe it is reasonably possible that during the next 12 months the amount of unrecognized tax benefits will decrease up to $50 million.

We file income tax returns, including returns for our subsidiaries, with federal, state and foreign jurisdictions. We are under regular and recurring audit by the Internal Revenue Service (“IRS”) on open tax positions. It is difficult to predict the ultimate outcome or the timing of resolution for tax positions. Changes may result from the conclusion of ongoing audits, appeals or litigation in state, local, federal, and foreign tax jurisdictions or from the resolution of various proceedings between the U.S. and foreign tax authorities. We are no longer subject to U.S. federal income tax examination for years through 2004. As of December 31, 2012, we remain subject to federal examinations from 2005-2011, state examinations from 1999-2011, and foreign examinations of our income tax returns for the years 1996 through 2011. During 2009, the IRS commenced its audit of our predecessor’s consolidated U.S. income tax returns for the 2006 through October 2007 tax years. In 2013, we received Notices of Proposed Adjustment from the IRS for such years primarily relating to assertions by the IRS that: (1) certain foreign currency-denominated, intercompany loans from our foreign subsidiaries to certain U.S. subsidiaries should be recharacterized as equity for U.S. federal income tax purposes and constitute deemed dividends from such foreign subsidiaries to our U.S. subsidiaries; (2) in calculating the amount of U.S. taxable income resulting from our HHonors guest loyalty program, we should not reduce gross income by the estimated costs of future redemptions, but rather such costs are deductible at the time the points are redeemed; and (3) certain foreign-currency denominated loans issued by one of our Luxembourg subsidiaries whose functional currency is the U.S. dollar, should instead be treated as issued by one of our Belgian subsidiaries whose functional currency is the Euro, and thus foreign currency gains and losses with respect to such loans should have been measured in Euros, instead of U.S. dollars. In total, the proposed adjustments sought by the IRS would result in additional U.S. federal tax owed of approximately $695 million, excluding interest and penalties and potential state income taxes. The portion of this amount related to our HHonors guest loyalty program would result in a decrease to our future tax liability when the points are redeemed. We disagree with the IRS’s position on each of these assertions and intend to vigorously contest them. We plan to pursue all available administrative remedies, and if we are not able to resolve these matters administratively, we plan to pursue judicial remedies. Accordingly, as of December 31, 2012, no accrual had been made for these amounts. The timing of the resolution of tax audits is highly uncertain, as are the amounts, if any, that may ultimately be paid upon such resolution.

State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return; however, the state impact of any federal tax return changes remains subject to examination by various states for a period generally of up to one year after formal notification to the states. The statute of limitations for the foreign jurisdictions generally ranges from three to ten years after filing the respective tax return.

Note 19: Employee Benefit Plans

We sponsor multiple domestic and international employee benefit plans. Benefits are based upon years of service and compensation.

We have a noncontributory retirement plan in the U.S. (the “Domestic Plan”), which covers certain employees not earning union benefits. This plan was frozen for participant benefit accruals in 1996; therefore, the projected benefit obligation is equal to the accumulated benefit obligation. Plan assets will be used to pay benefits due to employees for service through December 31, 1996. As employees have not accrued additional benefits since that time, we do not utilize salary or pension inflation assumptions in calculating our benefit obligation for the Domestic Plan. The annual measurement date for the Domestic Plan is December 31.

We also have multiple employee benefit plans that cover many of our international employees. These include a plan that covers workers in the United Kingdom (the “U.K. Plan”) and a number of smaller plans that cover workers in various countries around the world (the “International Plans”). The annual measurement date for all of these plans is December 31.

We are required to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of our pension plans in our consolidated balance sheets with a corresponding adjustment to accumulated other comprehensive loss, net of tax.

The following table presents the projected benefit obligation, fair value of plan assets, the funded status, and the accumulated benefit obligation as of December 31, 2012 and 2011 for the Domestic Plan, the U.K. Plan, and the International Plans:

	Domestic Plan		U.K. Plan		International Plans
	2012	2011	2012	2011	2012	2011
	(in millions)		(in millions)		(in millions)
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$449	$442	$312	$292	$119	$124
Service cost	—	—	5	4	4	4
Interest cost	21	23	16	17	5	5
Employee contributions	—	—	2	2	—	—
Prior service cost	—	—	—	—	—	(4)
Actuarial loss (gain)	43	5	28	11	9	(1)
Settlements and curtailments	—	—	—	—	—	(3)
Effect of foreign exchange rates	—	—	14	(1)	(2)	1
Benefits paid	(22)	(21)	(12)	(13)	(10)	(7)

Benefit obligation at end of year	$491	$449	$365	$312	$125	$119

Change in Plan Assets
Fair value of plan assets at beginning of year	$249	$251	$318	$305	$83	$80
Actual return on plan assets, net of expenses	31	13	34	10	4	2
Employer contribution	15	6	7	15	10	10
Employee contributions	—	—	2	2	—	—
Effect of foreign exchange rates	—	—	14	(1)	(2)	1
Benefits paid	(22)	(21)	(12)	(13)	(10)	(7)
Settlements	—	—	—	—	—	(3)

Fair value of plan assets at end of year	273	249	363	318	85	83

Funded status at end of year (overfunded/ (underfunded))	(218)	(200)	(2)	6	(40)	(36)

Accumulated benefit obligation	$491	$449	$365	$312	$125	$119

Amounts recognized in the consolidated balance sheets as of December 31, 2012 and 2011 consisted of:

	Domestic Plan		U.K. Plan		International Plans
	2012	2011	2012	2011	2012	2011
	(in millions)		(in millions)		(in millions)
Non-current asset	$—	$—	$—	$8	$3	$3
Current liability	—	—	—	—	(1)	(1)
Non-current liability	(218)	(200)	(2)	(2)	(42)	(38)

Net amount recognized	$(218)	$(200)	$(2)	$6	$(40)	$(36)

Amounts recognized in accumulated other comprehensive loss during the years ended December 31, 2012, 2011, and 2010 consisted of:

	Domestic Plan			U.K. Plan			International Plans
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(in millions)			(in millions)			(in millions)
Net actuarial loss (gain)	$29	$8	$8	$17	$21	$(40)	$9	$2	$(4)
Prior service cost (credit)	(4)	(4)	30	16	3	(22)	—	(4)	—
Amortization of net loss (gain)	1	(4)	(6)	(3)	(1)	(7)	(1)	(2)	(1)

Net amount recognized	$26	$—	$32	$30	$23	$(69)	$8	$(4)	$(5)

The estimated unrecognized net losses and prior service cost (credit) that will be amortized into net periodic pension cost over the next fiscal year were as follows:

	Domestic Plan			U.K. Plan			International Plans
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(in millions)			(in millions)			(in millions)
Unrecognized net losses	$4	$6	$4	$4	$3	$1	$1	$1	$1
Unrecognized prior service cost (credit)	4	4	4	(3)	(16)	(3)	—	—	—

Amount unrecognized	$8	$10	$8	$1	$(13)	$(2)	$1	$1	$1

The net periodic pension cost for the Domestic Plan, the U.K. Plan, and the International Plans for the years ended December 31, 2012, 2011, and 2010 were as follows:

	Domestic Plan			U.K. Plan			International Plans
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(in millions)			(in millions)			(in millions)
Service cost	$—	$—	$—	$5	$4	$5	$4	$4	$3
Interest cost	21	23	22	16	17	19	5	5	6
Expected return on plan assets	(17)	(17)	(18)	(21)	(21)	(18)	(4)	(4)	(4)
Amortization of prior service cost (credit)	4	4	—	(16)	(3)	—	—	—	—
Amortization of net loss (gain)	(1)	4	6	3	1	7	1	1	1

Net periodic pension cost (credit)	7	14	10	(13)	(2)	13	6	6	6
Settlement losses	—	—	—	—	—	—	—	1	—

Net pension cost (credit)	$7	$14	$10	$(13)	$(2)	$13	$6	$7	$6

The weighted-average assumptions used to determine benefit obligations as of December 31, 2012 and 2011 were as follows:

	Domestic Plan		U.K. Plan		International Plans
	2012	2011	2012	2011	2012	2011
Discount rate	3.9%	4.9%	4.7%	5.0%	3.8%	4.6%
Salary inflation	N/A	N/A	1.9%	1.7%	2.2%	2.8%
Pension inflation	N/A	N/A	2.8%	2.9%	2.0%	1.8%

The weighted-average assumptions used to determine net periodic pension cost for the years ended December 31, 2012, 2011, and 2010 were as follows:

	Domestic Plan			U.K. Plan			International Plans
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	4.9%	5.4%	5.7%	5.0%	5.7%	5.8%	4.6%	5.0%	5.3%
Expected return on plan assets	6.8%	6.8%	6.8%	6.5%	6.5%	6.6%	6.2%	6.2%	6.9%
Salary inflation	N/A	N/A	N/A	1.7%	2.6%	4.6%	2.8%	3.3%	3.4%
Pension inflation	N/A	N/A	N/A	2.9%	3.0%	3.4%	1.8%	1.8%	1.9%

The investment objectives for the various plans are preservation of capital, current income, and long-term growth of capital. All plan assets are managed by outside investment managers and do not include investments in Company stock. Asset allocations are reviewed periodically.

Expected long-term returns on plan assets are determined using historical performance for debt and equity securities held by our plans, actual performance of plan assets, and current and expected market conditions. Expected returns are formulated based on the target asset allocation. The target asset allocation for the Domestic Plan as a percentage of total plan assets as of December 31, 2012 and 2011 was 50 percent in funds that invest in equity securities, and 50 percent in funds that invest in debt securities. The U.K. Plan and International Plans target asset allocation as a percentage of total plan assets as of December 31, 2012 and 2011 was 36 percent in funds that invest in equity securities, 50 percent in funds that invest in debt securities, and 14 percent in property funds.

The following table presents the fair value hierarchy, as defined in Note 2: “Basis of Presentation and Summary of Significant Accounting Policies,” of total plan assets measured at fair value as of December 31, 2012 and 2011 by asset category. The fair value of Level 2 assets were based on available market pricing information of similar financial instruments.

	December 31, 2012
	Domestic Plan			U.K. Plan			International Plans
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	(in millions)			(in millions)			(in millions)
Cash and cash equivalents	$—	$—	$—	$—	$—	$—	$11	$—	$—
Equity funds	54	98	—	—	138	—	—	9	—
Debt securities	16	103	—	—	—	—	—	—	—
Bond funds	—	—	—	—	163	—	—	15	—
Real estate funds	—	—	—	—	58	—	—	1	—
Other	—	2	—	—	4	—	—	49	—

Total	$70	$203	$—	$—	$363	$—	$11	$74	$—

	December 31, 2011
	Domestic Plan			U.K. Plan			International Plans
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	(in millions)			(in millions)			(in millions)
Cash and cash equivalents	$—	$—	$—	$—	$—	$—	$10	$—	$—
Equity funds	47	85	—	—	111	—	—	6	—
Debt securities	9	105	—	—	—	—	—	—	—
Bond funds	—	—	—	—	153	—	—	15	—
Real estate funds	—	—	—	—	44	—	—	—	—
Other	—	3	—	—	10	—	—	52	—

Total	$56	$193	$—	$—	$318	$—	$10	$73	$—

We expect to contribute approximately $47 million, $5 million, and $8 million to the Domestic Plan, the U.K. Plan, and the International Plans, respectively, in 2013.

As of December 31, 2012, the benefits expected to be paid in the next five years and in the aggregate for the five years thereafter were as follows:

	Domestic Plan	U.K. Plan	International Plans
	(in millions)
Year
2013	$80	$13	$14
2014	27	13	9
2015	26	13	9
2016	26	13	9
2017	26	13	9
2018 - 2022	130	70	45

	$315	$135	$95

Domestic Plan

As of January 1, 2007, the frozen Domestic Plan and plans maintained for certain domestic hotels currently or formerly managed by us were merged into a multiple employer plan. As of December 31, 2012, the multiple employer plan had combined assets of $303 million and a projected benefit obligation of $526 million.

A class action lawsuit was filed in 1998 against Hilton and the Domestic Plan claiming that the Domestic Plan did not calculate benefit obligations in accordance with the terms of the plan nor were vesting rules followed in accordance with the plan. In May 2009, the U.S. District Court for the District of Columbia (the “District Court”) found in favor of the plaintiff in a summary judgment and required that we and the plaintiff enter into mediation to reach agreement on the amounts necessary for recognition of service and benefits for plan participants and in August 2011, the District Court issued a final order with respect to this lawsuit. Both Hilton and the plaintiff appealed various aspects of the final order to the U.S. Court of Appeals.

In December 2012, the U.S. Court of Appeals affirmed the ruling of the District Court, and further appellate rights expired in January 2013. Based on the final order, we believe the best estimate of the minimum additional pension obligation based on the final order as issued by the District Court is approximately $109 million, which is included in the projected benefit obligation as of December 31, 2012. We had accrued in other long-term liabilities $109 million and $104 million as of December 31, 2012 and 2011, respectively. The estimated additional obligation will be recognized as additional pension expense over the average remaining life expectancy of the plan participants as determined by our actuaries, with the remainder of the obligation having been recognized in accumulated other comprehensive loss as an adjustment of the pension liability.

In February 2012, the District Court ordered us to post bond of $76 million under the litigation to support potential future plan contributions. We funded an account, which is classified as restricted cash and cash equivalents, with this amount to support this requirement, and the bond will be released upon the future contributions being made. The Company is currently undertaking a process to clarify certain matters with the District Court to permit the adoption of an amended plan, considering the requirements of the ruling in the final order. As the matters are clarified and a new plan is adopted, the Company will be required to make contributions to allow for the adoption of the amendments. These contribution amounts are estimated to increase 2013 contributions by approximately $39 million and are included in the estimated contributions described above. The value of the bond may be applied toward the required contributions as necessary.

U.K. Plan

In March 2012, we, along with the trustees of the U.K. Plan, adopted an agreement to freeze the defined benefit plan for enrollment to new employees effective immediately, and to freeze the accrual of benefits to existing employees on November 30, 2013. A defined contribution plan will be put in place for the affected employees. We recognized an acceleration of prior service credit of $13 million related to the adoption of this agreement during the year ended December 31, 2012.

In May 2011, we, along with the trustees for the U.K. Plan, reached a tentative agreement on the funded status and security for the U.K. Plan. This agreement extended our GBP 15 million guarantee (equivalent to $24 million as of December 31, 2012) to December 2013 and included a one-time voluntary cash contribution of GBP 5 million (equivalent to approximately $8 million) by us to the plan, which was funded during the year ended December 31, 2011.

Other Benefit Plans

We also have plans covering qualifying employees and non-officer directors (the “Supplemental Plans”). Benefits for the Supplemental Plans are based upon years of service and compensation. Since December 31, 1996, employees and non-officer directors have not accrued additional benefits under the Supplemental Plans. These plans are self-funded by us and, therefore, have no plan assets isolated to pay benefits due to employees. As of December 31, 2012 and 2011, these plans had benefit obligations of $13 million, which were fully accrued in our consolidated balance sheets. Expense incurred under the Supplemental Plans for the years ended December 31, 2012, 2011, and 2010 was not significant.

We have various employee defined contribution investment plans whereby we contribute matching percentages of employee contributions. The aggregate expense under these plans totaled $18 million, $18 million, and $17 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Multi-Employer Pension Plans

Certain employees are covered by union sponsored multi-employer pension plans pursuant to agreements between us and various unions. Our participation in these plans is outlined in the table below:

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		Contributions
		2012	2011	2012	2011	2010
				(in millions)
New York Hotel Trades Council & Hotel Association of New York City, Inc. Pension Fund	13-1764242	Pending	Yellow	$13	$13	$13
Other plans				11	9	9

Total contributions				$24	$22	$22

Eligible employees at our owned hotels in New York City participate in the New York Hotel Trades Council and Hotel Association of New York City, Inc. Pension Fund (“New York Pension Fund”). Our contributions are based on a percentage of all union employee wages as dictated by the collective bargaining agreement that expires on June 30, 2019. Our contributions exceeded 5 percent of the total contributions to the New York Pension Fund in 2011, as indicated in the New York Pension Fund’s Annual Return/Report of Employee Benefit Plan on IRS Form 5500 for the year ended December 31, 2011. The New York Pension Fund has implemented a funding improvement plan, and we have not paid a surcharge.

Note 20: Share-Based Compensation

Original Promote Plan

In August 2008, BH Hotels established an executive equity compensation plan (“the original Promote plan”) for members of our senior management team. The original Promote plan provided for the grant of restricted profits interest units in the form of B-1 Units and B-2 Units issued by BH Hotels. We recognized the capital contributions from our Ultimate Parent associated with these awards to our employees as additional paid-in capital.

The B-1 Units vested ratably over a five year period based on continued employment, with acceleration of vesting upon certain defined change in control events. The estimated grant date fair value of these B-1 awards was recognized over the requisite service period of these awards using the accelerated attribution method of expense recognition.

The B-2 Units vested solely in the event that the principal owners of BH Hotels achieved specified returns on their investments in BH Hotels and other service conditions. Because the performance condition required to vest in the B-2 Units was not likely to be achieved, the aggregate grant date fair value of these awards of $25.4 million was not recognized.

New Promote Plan

In November 2010, BH Hotels offered certain members of our senior management team the opportunity to participate in an executive compensation plan (“the Promote plan”). The Promote plan provides for the grant of a Tier I liability award, or an alternative cash payment in lieu thereof, and a Tier II equity award. The Tier I liability awards provide the participants the right to share in 2.75 percent of the equity value of Hilton up to $8.352 billion (or $230 million) based on the achievement of certain service and performance conditions. The awards vest based on continued employment in equal annual installments over five years. Vesting accelerates on the “Acceleration Date”, defined as the date on which Blackstone and its affiliates cease to own, beneficially or of record, at least 50 percent of BH Hotels Class A Units. The ultimate value of the award is affected by Hilton’s equity value on the Acceleration Date. The plan initially allowed for a portion of the Tier I liability awards to be paid in three annual early installments, if an Acceleration Date had not been achieved by April 2013. Each early installment payment is contingent on continued employment with us or one of our affiliates on each applicable early installment payment date. The early installments for the full participant group is a maximum of $50 million annually, less applicable withholding taxes. None of the early installments are subject to recovery by us in the event that the participant terminates employment prior to an Acceleration Date or if the ultimate value of the Tier I liability awards at the Acceleration Date is less than the early installment payments paid. Since the value of the Tier I liability awards is a fixed monetary amount known at inception and settleable with cash, the awards are classified and accounted for as liability awards.

The Tier II equity awards allow participants to share in Hilton’s equity growth above $8.352 billion and are also subject to service and performance conditions. Subject to continued employment with us or one of our affiliates, the Tier II equity awards will vest fully on the Acceleration Date. Payments will be made in respect of the Tier II equity awards only after the owners of Class A Units in BH Hotels have received a return of the value at grant date of their capital investment. As the vesting of the Tier II equity awards are subject to the achievement of a performance condition in the form of a liquidity event that is not probable, no expense has been recognized related to Tier II equity awards.

In November 2012, we offered certain members of our senior management team the opportunity to participate in a new cash retention award in exchange for cancellation of their participation in the Promote plan. The cash retention award will be paid in two equal installments with the first installment being paid by December 31, 2012, and the second installment being paid by December 31, 2013.

Those who elected not to accept the new cash retention award will continue to vest in the Promote plan. The vesting period was modified to accelerate the remaining two early installment payments. The original payment dates, assuming no acceleration for a liquidity event, was April 2014 and 2015, which have been accelerated to April 2013 and 2014. The acceleration of the early installment payments resulted in additional compensation cost of $3 million during the year ended December 31, 2012.

Accounting for the Modification

Because the original Promote plan was modified through the issuance of new awards, incremental compensation was measured as the excess, if any, of the fair value of the modified awards over the fair value of the original awards immediately before their terms were modified. The measured cost of a modified award generally cannot be less than the grant-date fair value of the original award.

The incremental fair value associated with the Tier II equity awards was separated from the Tier I liability awards. This separation was required because a component of the incremental fair value for Tier I liability awards is being recognized beginning on the modification date, while the incremental fair value for Tier II equity awards will not be recognized until the performance condition associated with the Tier II equity awards is probable. The separation of incremental fair values between Tier I liability awards and Tier II equity awards was calculated based on the relative fair values of the Tier I and Tier II awards at the modification date.

As the modification of B-1 Units and B-2 Units and allocation to the Tier I liability awards changed the balance sheet classification of the award, $7 million of previously recognized compensation cost was reclassified from additional paid-in capital to other long-term liabilities. The modification also resulted in $51 million of incremental compensation expense recognized as of December 3, 2010 for the Tier I liability awards.

Payments on Share-Based Compensation Plans

Total payments under the Promote plan and cash retention awards during the year ended December 31, 2012 were $95 million. No payments were made during the years ended December 31, 2011 and 2010.

During the first quarter of 2012, the first installment payments for the Tier I liability awards were accelerated, which resulted in $9 million of additional share-based compensation expense during the year ended December 31, 2012. The amount of the payment was approximately $25 million.

During the fourth quarter of 2012, we paid the first installment to the 13 participants who elected to receive the retention award in exchange for cancellation of their participation in the Promote plan which totaled approximately $9 million. We recognized $9 million of additional share-based compensation expense during the year ended December 31, 2012 for those participants who elected the retention award.

During the fourth quarter of 2012, we made payments totaling $55 million under the Promote plan. A portion of these payments resulted from the acceleration of installment payments for certain executives. The acceleration of the installment payments resulted in additional compensation cost of $10 million during the year ended December 31, 2012.

A number of participants in the Promote plan terminated their employment with us during the year ended December 31, 2012. We made separation payments related to the participants’ vested portion of the Promote plan totaling $6 million during the year ended December 31, 2012.

We expect future payments under the Promote plan and retention awards to total $18 million and $7 million during the years ending December 31, 2013 and 2014, respectively.

Summary of Share-Based Compensation Expense and Related Activity

Total compensation expense under the original Promote plan totaled $5 million for the year ended December 31, 2010. Total compensation expense related to the new Promote plan and cash retention award, was $50 million, $19 million, and $51 million for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012, there was $286 million of unrecognized compensation expense related to the Promote plan and cash retention award, $7 million of which is expected to be recognized through April 2014 and $279 million of which is subject to the achievement of a performance condition, which is currently not probable of being met.

The liability awards have been recorded at estimated fair value of $18 million and $69 million as of December 31, 2012 and 2011, respectively, and will be remeasured at each reporting date until settlement. As of December 31, 2012, $13 million was included in accounts payable, accrued expenses, and other in our consolidated balance sheet. There was no amount classified in current liabilities as of December 31, 2011 related to the Promote plan and retention awards. The portion of the liability, if any, in excess of the early installment payments that vests only upon an Acceleration Date will only be recognized if the liquidity event occurs.

In calculating the compensation expense for the Tier I liability awards and Tier II equity awards granted, we have estimated the fair value of these awards as of December 31, 2012 using a lattice-based binomial model. The fair value of the Tier I liability awards and the Tier II equity awards was calculated based on the following assumptions, which were evaluated and revised, as necessary, to reflect market conditions and experience:

	2012	2011	2010
Dividend yield	—%	—%	—%
Expected volatility	23%	31%	31%
Risk-free interest rate	0.4%	0.8%	1.7%
Expected term (in years)	2.9	3.9	5.1

The dividend yield is based on no current annual dividend being paid. Volatility is based on historical information from us and our competitors with terms consistent with the expected life of our awards. The risk-free rate is based on the quoted treasury yield curve, with terms consistent with the expected life of our awards.

A summary of the activity of the Tier II equity awards was as follows:

	Promote Plan
	Tier II
	Units	Weighted- Average Fair Value
Balance as of December 31, 2011	283,072,516	$1.03
Granted	—	—
Forfeited	(54,025,398)	1.21

Balance as of December 31, 2012	229,047,118	$1.18

Note 21: Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of taxes, were as follows:

	December 31,
	2012	2011	2010
	(in millions)
Foreign currency translation adjustment	$(317)	$(441)	$(362)
Unrealized losses on pension obligations	(194)	(153)	(140)
Unrealized gains on hedging instruments	105	105	104

	$(406)	$(489)	$(398)

Note 22: Business Segments

We are a diversified hospitality company with operations organized in three distinct operating segments: ownership, management and franchise, and timeshare. Each segment is managed separately because of its distinct economic characteristics.

The ownership segment includes all hotels that we wholly own or lease, as well as consolidated non-wholly owned entities and consolidated VIEs. As of December 31, 2012, this segment included 123 wholly owned and leased hotels and resorts, three non-wholly owned hotel properties, and three hotels of consolidated VIEs. While we do not include equity in earnings (losses) from unconsolidated affiliates in our measures of segment revenues or segment operating income (loss), we manage these investments in our ownership segment. Our unconsolidated affiliates are primarily investments in entities that owned or leased 32 hotels as of December 31, 2012.

The management and franchise segment includes all of the hotels we manage for third-party owners, as well as all franchised hotels operated or managed by someone other than us under one of our proprietary brand names of our hotel brand portfolio. As of December 31, 2012, this segment included 453 managed hotels and 3,312 franchised hotels. This segment earns fees for managing properties in our ownership segment.

The timeshare segment includes the development of vacation ownership clubs and resorts, marketing and selling of timeshare intervals, providing timeshare customer financing, and licensing fees paid by third parties for the use of our Hilton Grand Vacations brand name. This segment also provides assistance to third-party developers in selling their timeshare inventory. As of December 31, 2012, this segment included 40 timeshare properties.

Corporate and other represents revenues and related operating expenses generated by the incidental support of hotel operations for owned, leased, managed, and franchised hotels and other rental income, as well as corporate assets and related expenditures.

The performance of our operating segments is evaluated primarily on Adjusted EBITDA, which should not be considered an alternative to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. We define Adjusted EBITDA as net income attributable to Hilton stockholder before interest expense, income tax expense (benefit), and depreciation and amortization, further adjusted to exclude certain items, including, but not limited to gains, losses, and expenses in connection with: (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment charges; (v) furniture, fixtures and equipment (“FF&E”) replacement reserves required under certain lease agreements; (vi) reorganization costs; (vii) share-based and certain other compensations expenses; (viii) severance, relocation and other expenses; and (ix) other items.

The following table presents revenues and Adjusted EBITDA for our reportable segments, reconciled to consolidated amounts:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Revenues:
Ownership	$4,006	$3,926	$3,684
Management and franchise	1,180	1,095	933
Timeshare	1,085	944	863

Segment revenues	6,271	5,965	5,480
Other revenues from managed and franchised properties	3,124	2,927	2,637
Other revenues	66	58	59
Intersegment fees elimination(1)(2)(3)	(185)	(167)	(108)

Total revenues	$9,276	$8,783	$8,068

Adjusted EBITDA
Ownership(1)(4)	$793	$725	$688
Management and franchise(2)	1,180	1,095	927
Timeshare	252	207	212
Corporate and other(3)	(269)	(274)	(263)

Adjusted EBITDA	$1,956	$1,753	$1,564

(1)	Includes charges to timeshare operations for rental fees and fees for other amenities, which are eliminated in our consolidated financial statements. These charges totaled $24 million, $27 million, and $17 million for the years ended December 31, 2012, 2011, and 2010, respectively. While the net impact is zero, our measure of segment Adjusted EBITDA includes these fees as a benefit to ownership Adjusted EBITDA and a cost to the timeshare segment.
(2)	Includes management, royalty, and intellectual property fees of $96 million, $88 million, and $82 million for the years ended December 31, 2012, 2011, and 2010, respectively. These fees are charged to consolidated owned and leased properties and are eliminated in our consolidated financial statements. Effective January 1, 2011, management and franchise began charging a licensing fee to our timeshare segment, which is also eliminated in our consolidated financial statements. This fee was $52 million and $43 million for the years ended December 31, 2012 and 2011, respectively. While the net impact is zero, our measure of segment Adjusted EBITDA includes these fees as a benefit to management and franchise Adjusted EBITDA and a cost to the ownership and timeshare segments.
(3)	Includes charges to consolidated owned and leased properties for services provided by our wholly-owned laundry business of $10 million, $9 million, and $9 million for the years ended December 31, 2012, 2011, and 2010, respectively. These charges are eliminated in our consolidated financial statements.
(4)	Includes unconsolidated affiliate Adjusted EBITDA.

The table below provides a reconciliation of Adjusted EBITDA to EBITDA and EBITDA to net income attributable to Hilton stockholder:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Adjusted EBITDA	$1,956	$1,753	$1,564
Net loss (income) attributable to noncontrolling interests	(7)	(2)	17
Gain (loss) on foreign currency transactions	23	(21)	18
FF&E replacement reserve	(68)	(57)	(48)
Share-based compensation expense	(50)	(19)	(56)
Impairment losses	(54)	(20)	(24)
Impairment losses included in equity in losses from unconsolidated affiliates	(19)	(141)	(6)
Gain on debt restructuring	—	—	789
Other gain, net	15	19	8
Other adjustment items(1)	(64)	(51)	(242)

EBITDA	1,732	1,461	2,020

Interest expense	(569)	(643)	(946)
Interest expense included in equity in losses from unconsolidated affiliates	(13)	(12)	(16)
Income tax benefit (expense)	(214)	59	(308)
Depreciation and amortization	(550)	(564)	(574)
Depreciation and amortization included in equity in losses from unconsolidated affiliates	(34)	(48)	(48)

Net income attributable to Hilton stockholder	$352	$253	$128

(1)	Represents adjustments for legal expenses, severance and certain guarantee payments. Includes $150 million of legal settlement expense, including a cash payment of $75 million for the year ended December 31, 2010.

The following table presents assets for our reportable segments, reconciled to consolidated amounts:

	December 31,
	2012	2011
	(in millions)
Assets:
Ownership	$12,316	$12,448
Management and franchise	11,650	11,842
Timeshare	1,839	1,807
Corporate and other	1,261	1,215

	$27,066	$27,312

The following table presents capital expenditures for property and equipment for our reportable segments, reconciled to consolidated amounts:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Capital expenditures for property and equipment:
Ownership(1)	$396	$368	$132
Timeshare	28	12	5
Corporate and other	9	9	11

	$433	$389	$148

(1)	Excludes acquisitions of $12 million and $216 million for the years ended December 31, 2011 and 2010, respectively.

Revenues by country were as follows:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
U.S.	$6,743	$6,293	$5,754
All other	2,533	2,490	2,314

	$9,276	$8,783	$8,068

Other than the U.S., there were no countries that individually represented more than ten percent of total revenues for the years ended December 31, 2012, 2011, and 2010.

Property and equipment, net by country were as follows:

	December 31,
	2012	2011
	(in millions)
U.S.	$8,252	$8,186
All other	945	931

	$9,197	$9,117

Other than the U.S., there were no countries which individually comprised over ten percent of total property and equipment, net as of December 31, 2012 and 2011.

Note 23: Commitments and Contingencies

As of December 31, 2012, we had outstanding guarantees of $32 million, with remaining terms ranging from six months to ten years, for debt and other obligations of third parties. We have two letters of credit, which are supported by restricted cash and cash equivalents, for a total of $27 million that have been pledged as collateral for two of these guarantees. Although we believe it is unlikely that material payments will be required under these guarantees or letters of credit, there can be no assurance that this will be the case.

We have also provided performance guarantees to certain owners of hotels that we operate under management contracts. Most of these guarantees allow us to terminate the contract, rather than fund shortfalls, if specified performance levels are not achieved. However, in limited cases, we are obligated to fund performance shortfalls. As of December 31, 2012, we had nine contracts containing performance guarantees, with expirations ranging from 2013 to 2030, and possible cash outlays totaling approximately $196 million. Funding under these guarantees in future periods is dependent on the operating performance levels of these hotels over the remaining terms of the performance guarantees. We do not have any letters of credit pledged as collateral against these guarantees. As of December 31, 2012, we recorded current liabilities of approximately $30 million and non-current liabilities of approximately $57 million in our consolidated balance sheet for obligations under our outstanding performance guarantees related to certain VIEs for which we are not the primary beneficiary. As of December 31, 2011, we recorded non-current liabilities of approximately $88 million related to these performance guarantees.

As of December 31, 2012 we had the following commitments:

•	Contract acquisition costs of $49 million, the majority of which are expected to be paid over the next two years.

•	In June 2012, we entered into an agreement with a developer in Las Vegas, Nevada, whereby we will purchase residential units from the developer that we will convert to timeshare units to be marketed and sold under our Hilton Grand Vacations brand. Subject to certain conditions, we will be required to purchase approximately $92 million of inventory ratably over a period of four years. As of December 31, 2012, we had not purchased any inventory under this agreement. We plan to purchase approximately $6 million of inventory in the first quarter of 2013, with subsequent purchases of approximately $6 million per quarter over the next 15 quarters.

In addition to the above, in the normal course of business we enter into purchase commitments for which we are reimbursed by the owners of our managed and franchised hotels. These obligations will not have a material effect on our consolidated results of operations, financial position, or cash flows.

Also, as of December 31, 2012, we had outstanding commitments under construction contracts of approximately $72 million for capital expenditures at certain owned and leased properties, including our consolidated VIEs. Our construction contracts contain clauses that allow us to cancel all or some portion of the work. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.

During 2010, an affiliate of our Ultimate Parent settled a $75 million liability on our behalf in conjunction with a lawsuit settlement by entering into service contracts with the plaintiff. We recorded the portion settled by the affiliate of our Ultimate Parent as a non-cash capital contribution. Additionally, as part of the settlement, we entered into a guarantee with the plaintiff to pay any shortfall that the affiliate of our Ultimate Parent does not fund related to those service contracts up to the value of the settlement amount made by the affiliate of our Ultimate Parent. The remaining potential exposure under this guarantee as of December 31, 2012 was approximately $57 million. We have not accrued a liability for this guarantee as we believe the likelihood of any material funding to be remote. In 2011, we received a payment of $20 million from our insurance carrier in recovery of legal expenses incurred by us as part of the settlement. We recognized these proceeds as a reduction to general, administrative, and other expenses in our consolidated statement of operations for the year ended December 31, 2011.

We are involved in other litigation arising from the normal course of business, some of which includes claims for substantial sums. Although we cannot predict the outcome of litigation with certainty, generally accepted accounting principles require us to disclose an estimate of the reasonably possible loss or range of loss or make a statement that such an estimate cannot be made for contingencies where there is at least a reasonable possibility that a loss may have been incurred. We have a thorough process to determine an estimate of the reasonably possible loss or range of loss before we conclude and disclose that an estimate cannot be made. A reasonably possible loss or range of loss associated with any of our material litigation cannot be estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, we expect that the ultimate resolution of all pending or threatened claims and litigation as of December 31, 2012 will not have a material effect on our consolidated results of operations, financial position, or cash flows.

Note 24: Related Party Transactions

Investment in Affiliates

We hold investments in affiliates that own or lease properties that we manage or franchise. We recognized management and franchise fee revenue of $29 million, $32 million, and $26 million for the years ended December 31, 2012, 2011, and 2010, respectively, related to our agreements for these properties. We recognized reimbursements and reimbursable costs for these hotels, primarily related to payroll and marketing expenses, of $172 million, $148 million, and $137 million in other revenue and expense from managed and franchised properties in our consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012 and 2011, we had accounts receivable due from these properties related to these management and franchise fees and reimbursements of $21 million and $17 million, respectively. Additionally, in certain cases we incur costs to acquire management contracts with our unconsolidated affiliates or provide loans or guarantees on behalf of these entities. We incurred acquisition costs of $18 million and $1 million for the years ended December 31, 2011 and 2010 related to such contracts. There were no acquisition costs for the year ended December 31, 2012 related to such contracts. As of December 31, 2012 and 2011, we had unamortized acquisition costs of $18 million and $19 million, respectively, recorded in management and franchise contracts, net in our consolidated balance sheets. As of December 31, 2012 and 2011, we had other financing receivables, net related to these properties of $17 million and $20 million, respectively. We recorded interest income on these other financing receivables of $3 million, $3 million, and $2 million for the years ended December 31, 2012, 2011 and 2010, respectively. We generally own between 10% and 50% of these equity method investments. See Note 2: “Basis of Presentation and Summary of Significant Accounting Policies,” for further discussion.

The Blackstone Group

Affiliates of Blackstone directly and indirectly own hotels that we manage or franchise and receive fees in connection with those management and franchise agreements. We recognized management and franchise fee revenue of $29 million, $23 million, and $16 million for the years ended December 31, 2012, 2011, and 2010, respectively, related to our agreements for these hotels. We recognized reimbursements and reimbursable costs for these hotels, primarily related to payroll and marketing expenses, of $135 million, $101 million, and $93 million in other revenue and expense from managed and franchised properties in our consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012 and 2011, we had accounts receivable due from these hotels related to these management and franchise fees and reimbursements of $28 million and $19 million, respectively. Additionally, in certain cases, we incur costs to acquire management and franchise contracts with hotels owned by affiliates of Blackstone. We incurred acquisition costs of $5 million for the year ended December 31, 2011 related to these contracts. There were no acquisition costs for the years ended December 31, 2012 and 2010 related to these contracts. As of December 31, 2012 and 2011, we had unamortized acquisition costs of $6 million recorded in management and franchise contracts, net in our consolidated balance sheets. As of December 31, 2012 and 2011, we had $5 million accrued in accounts payable, accrued expenses, and other in our consolidated balance sheets related to contract acquisition costs for these hotels. Our maximum exposure to loss related to these hotels is limited to the amounts discussed above; therefore, our involvement with these hotels does not expose us to additional variability or risk of loss.

We also purchase products and services from entities affiliated with or owned by Blackstone. The fees paid for these products and services were $26 million, $23 million, and $23 million, during the years ended December 31, 2012, 2011, and 2010, respectively.

Note 25: Supplemental Disclosures of Cash Flow Information

Interest paid during the years ended December 31, 2012, 2011, and 2010, was $486 million, $470 million, and $686 million, respectively.

Income taxes, net of refunds, paid during the years ended December 31, 2012, 2011, and 2010 were $103 million, $114 million, and $80 million, respectively.

The following non-cash investing and financing activities were excluded from the consolidated statements of cash flows:

•	In 2012, we executed a capital lease in conjunction with the acquisition of OHC, for which we recorded a capital lease asset and obligation of $15 million as of December 31, 2012. See Note 3: “Acquisitions” for further discussion.

•	In 2011, two of our consolidated VIEs restructured their debt resulting in a reduction of our capital lease assets and obligations of $76 million and $73 million, respectively, as of December 31, 2011. See Note 9: “Consolidated Variable Interest Entities” for further discussion.

•	In 2010, our Parent extinguished on our behalf the two most-junior tranches of our secured mezzanine loans with an aggregate outstanding principal amount of $2.0 billion, as well as the respective outstanding deferred cash interest payments through the date of the Debt Restructuring, totaling $87 million. This resulted in a reduction to our liabilities and an increase to additional paid-in capital of approximately $2.1 billion. See Note 13: “Debt” for further discussion.

•	Upon our formation, we recognized an equity contribution of $25 million for the transfer of ownership from a former subsidiary of our Ultimate Parent to our Parent. Additionally, in 2010, an affiliate of our Ultimate Parent settled a $75 million liability on our behalf, which we recognized as an equity contribution.

Note 26: Subsequent Events

The Company has evaluated all subsequent events through September 6, 2013, the date the consolidated financial statements were available to be issued.

Capital Lease Restructuring

In February 2013, Osaka Hilton Co., Ltd., one of our consolidated VIEs, signed a Memorandum of Understanding to restructure the terms of their capital lease. The terms of the restructuring call for a reduction in future rent expense under the lease, as well as a commitment to fund capital improvements to the hotel over the next three years. The effect of the capital lease restructuring resulted in a reduction in property and equipment, net, of $44 million and a reduction in non-recourse debt and capital lease obligations of consolidated variable interest entities of $48 million and was recognized during the first quarter of 2013. In conjunction with the lease restructuring and to fund a portion of the capital improvements, we committed to purchase additional non-voting shares in Osaka Hilton Co., Ltd. Our total share purchase commitment is approximately $15 million, and the purchases are expected to occur through 2015.

Revolving Non-Recourse Timeshare Notes Credit Facility

In May 2013, we entered into a receivables loan agreement that is secured by certain of our timeshare financing receivables. Concurrently, we borrowed $400 million under the agreement, which is secured by $448 million of our timeshare financing receivables. The proceeds from the receivables loan were used to make an unscheduled debt payment of $400 million on our Secured Debt.

Asset-Backed Notes

In August 2013, we issued $250 million in aggregate principal amount of 2.28% notes that are secured by a pledge of certain assets, consisting primarily of a pool of our timeshare financing receivables secured by a first mortgage or first deed of trust on a timeshare interest. Interest on the notes is payable monthly at an annual rate of 2.28%. The proceeds from the asset-backed notes were used to reduce the outstanding balance on our revolving non-recourse timeshare notes credit facility we entered into in May 2013.

Repayment of Debt

In 2013, we made unscheduled, contractually obligated debt repayments totaling $27 million. We funded these repayments with proceeds we received from the sale of an owned hotel and proceeds from a debt refinancing and distribution to us by one of our equity investments. Additionally, in 2013, we have made unscheduled, voluntary debt repayments totaling $900 million on our secured mezzanine loans, which includes the $400 million repayment with proceeds from our revolving timeshare notes credit facility discussed above.

Hilton Worldwide Holdings Inc.

Condensed Consolidated Balance Sheets

(in millions, except share data)

	September 30, 2013	December 31, 2012

	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$724	$755
Restricted cash and cash equivalents	502	550
Accounts receivable, net of allowance for doubtful accounts of $32 and $39	813	719
Inventories	386	415
Deferred income tax assets	75	76
Current portion of financing receivables, net	94	119
Current portion of securitized financing receivables, net	27	—
Prepaid expenses	156	153
Other	40	40

Total current assets (variable interest entities - $89 and $49)	2,817	2,827

Property, Investments, and Other Assets:
Property and equipment, net	9,071	9,197
Financing receivables, net	623	815
Securitized financing receivables, net	202	—
Investments in affiliates	268	291
Goodwill	6,205	6,197
Brands	5,012	5,029
Management and franchise contracts, net	1,467	1,600
Other intangible assets, net	723	744
Deferred income tax assets	103	104
Other	238	262

Total property, investments, and other assets (variable interest entities - $316 and $168)	23,912	24,239

TOTAL ASSETS	$26,729	$27,066

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable, accrued expenses, and other	$1,940	$1,922
Current maturities of long-term debt	356	392
Current maturities of non-recourse debt	53	15
Income taxes payable	61	20

Total current liabilities (variable interest entities - $89 and $51)	2,410	2,349

Long-term debt	13,923	15,183
Non-recourse debt	653	405
Deferred income tax liabilities	5,040	4,948
Liability for guest loyalty program	546	503
Other	1,604	1,523

Total liabilities (variable interest entities - $619 and $485)	24,176	24,911

Commitments and contingencies - see Note 16

Equity:
Common stock, $0.01 par value, September 30, 2013 and December 31, 2012 - 1,000 shares authorized; 100 issued and outstanding	1	1
Additional paid-in capital	8,452	8,452
Accumulated deficit	(5,357)	(5,746)
Accumulated other comprehensive loss	(417)	(406)

Total Hilton stockholder’s equity	2,679	2,301
Noncontrolling interests	(126)	(146)

Total equity	2,553	2,155

TOTAL LIABILITIES AND EQUITY	$26,729	$27,066

See notes to condensed consolidated financial statements.

Hilton Worldwide Holdings Inc.

Condensed Consolidated Statements of Operations

(unaudited, in millions)

	Nine Months Ended September 30,
	2013	2012
Revenues
Owned and leased hotels	$2,982	$2,931
Management and franchise fees and other	868	807
Timeshare	809	822

	4,659	4,560
Other revenues from managed and franchised properties	2,433	2,378

Total revenues	7,092	6,938

Expenses
Owned and leased hotels	2,327	2,401
Timeshare	545	568
Depreciation and amortization	455	394
Impairment losses	—	33
General, administrative, and other	319	327

	3,646	3,723
Other expenses from managed and franchised properties	2,433	2,378

Total expenses	6,079	6,101

Operating income	1,013	837

Interest income	5	11
Interest expense	(401)	(423)
Equity in earnings from unconsolidated affiliates	11	1
Gain (loss) on foreign currency transactions	(43)	27
Other gain, net	5	8

Income before income taxes	590	461
Income tax expense	(192)	(166)

Net income	398	295
Net income attributable to noncontrolling interests	(9)	(4)

Net income attributable to Hilton stockholder	$389	$291

See notes to condensed consolidated financial statements.

Hilton Worldwide Holdings Inc.

Condensed Consolidated Statements of Comprehensive Income

(unaudited, in millions)

	Nine Months Ended September 30,
	2013	2012
Net income	$398	$295

Other comprehensive income (loss), net of tax benefit (expense):
Currency translation adjustment, net of tax of $24 and $—	(6)	5
Pension liability adjustment, net of tax of $6 and $(11)	10	(19)
Net investment hedge adjustment, net of tax of $— and $—	(1)	—

Total other comprehensive income (loss)	3	(14)

Comprehensive income	401	281
Comprehensive income attributable to noncontrolling interests	(23)	(5)

Comprehensive income attributable to Hilton stockholder	$378	$276

See notes to condensed consolidated financial statements.

Hilton Worldwide Holdings Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions)

	Nine Months Ended September 30,
	2013	2012
Operating Activities:
Net income	$398	$295
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment losses	—	33
Depreciation and amortization	455	394
Equity in earnings from unconsolidated affiliates	(11)	(1)
Loss (gain) on foreign currency transactions	43	(27)
Other gain, net	(5)	(8)
Share-based compensation	5	20
Distributions from unconsolidated affiliates	18	25
Deferred income taxes	66	(4)
Change in restricted cash and cash equivalents	(66)	(70)
Working capital changes and other	121	93

Net cash provided by operating activities	1,024	750

Investing Activities:
Capital expenditures for property and equipment	(167)	(336)
Acquisitions	(30)	—
Payments received on other financing receivables	3	7
Issuance of other financing receivables	(8)	(3)
Investments in affiliates	(4)	(3)
Distributions from unconsolidated affiliates	16	—
Proceeds from asset dispositions	—	8
Contract acquisition costs	(12)	(11)
Software capitalization costs	(50)	(75)

Net cash used in investing activities	(252)	(413)

Financing Activities:
Borrowings	702	66
Repayment of debt	(1,602)	(328)
Change in restricted cash and cash equivalents	114	28
Distributions to noncontrolling interests	(3)	(2)

Net cash used in financing activities	(789)	(236)

Effect of exchange rate changes on cash and cash equivalents	(14)	1
Net increase (decrease) in cash and cash equivalents	(31)	102
Cash and cash equivalents, beginning of period	755	781

Cash and cash equivalents, end of period	$724	$883

Supplemental Disclosures:
Cash paid during the year:
Interest	$395	$359
Income taxes, net of refunds	$84	$78

See notes to condensed consolidated financial statements.

Hilton Worldwide Holdings Inc.

Condensed Consolidated Statements of Equity

(unaudited, in millions)

	Equity Attributable to Hilton Stockholder				Noncontrolling Interests	Total
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss
Balance as of December 31, 2011	$1	$8,454	$(6,098)	$(489)	$(166)	$1,702
Net income	—	—	291	—	4	295
Other comprehensive income (loss), net of tax:
Currency translation adjustment	—	—	—	4	1	5
Pension liability adjustment	—	—	—	(19)	—	(19)

Other comprehensive income (loss)	—	—	—	(15)	1	(14)
Distributions	—	—	—	—	(2)	(2)

Balance as of September 30, 2012	$1	$8,454	$(5,807)	$(504)	$(163)	$1,981

	Equity Attributable to Hilton Stockholder				Noncontrolling Interests	Total
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss
Balance as of December 31, 2012	$1	$8,452	$(5,746)	$(406)	$(146)	$2,155
Net income	—	—	389	—	9	398
Other comprehensive income (loss), net of tax:
Currency translation adjustment	—	—	—	(20)	14	(6)
Pension liability adjustment	—	—	—	10	—	10
Net investment hedge adjustment	—	—	—	(1)	—	(1)

Other comprehensive income	—	—	—	(11)	14	3
Distributions	—	—	—	—	(3)	(3)

Balance as of September 30, 2013	$1	$8,452	$(5,357)	$(417)	$(126)	$2,553

See notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1: Organization and Basis of Presentation

Organization

Hilton Worldwide Holdings Inc. (“Hilton” together with its subsidiaries, “we,” “us,” “our,” or the “Company”) was formed on March 18, 2010 to hold, directly or indirectly, all of the equity of Hilton Worldwide, Inc. (“HWI”). Hilton is incorporated in the state of Delaware and has no operations other than its ownership of HWI. The accompanying financial statements present the condensed consolidated financial position of Hilton, which includes consolidation of HWI.

Hilton is one of the largest hospitality companies in the world based upon the number of hotel rooms and timeshare units under our ten distinct brands. We are engaged in owning, leasing, managing, developing, and franchising hotels, resorts, and timeshare properties. As of September 30, 2013, we owned, leased, managed, or franchised 4,039 hotel and resort properties, totaling 665,522 rooms in 90 countries and territories, as well as 41 timeshare properties comprised of 6,404 units.

On October 24, 2007, HWI became a wholly owned subsidiary of BH Hotels Holdco, LLC (“BH Hotels” or our “Ultimate Parent”), an affiliate of The Blackstone Group (“Blackstone”), following the completion of a merger (the “Merger”). BH Hotels and its subsidiaries subsequently formed Hilton Global Holdings LLC, (“HGH” or our “Parent”), which has directly owned 100 percent of our stock since our formation.

Basis of Presentation and Use of Estimates

The condensed consolidated financial statements for the nine months ended September 30, 2013 and 2012 have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“GAAP”) and are unaudited. We have condensed or omitted certain information and footnote disclosures normally included in financial statements presented in accordance with U.S. GAAP. Although we believe the disclosures made are adequate to prevent the information presented from being misleading, these financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the years ended December 31, 2012, 2011, and 2010.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and, accordingly, ultimate results could differ from those estimates. Interim results are not necessarily indicative of full year performance because of the impact of seasonal and short-term variations.

All material intercompany transactions have been eliminated in consolidation. In our opinion, the accompanying condensed consolidated financial statements reflect all adjustments, including normal recurring items, considered necessary for a fair presentation of the interim periods.

Note 2: Recently Issued Accounting Pronouncements

Adopted Accounting Standards

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2012-02 (“ASU 2012-02”), Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This ASU was effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 14, 2012. We adopted ASU 2012-02 prospectively as of January 1, 2013; however, our annual indefinite-lived intangible impairment tests will not be performed until the fourth quarter of 2013, at which time the provisions of the ASU will be applied. We do not expect the application of ASU 2012-02 to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU amends existing guidance by requiring companies to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income in the same reporting period. For amounts which are not required to be reclassified in their entirety to net income in the same reporting period, companies will be required to cross reference other disclosures that provide information about those amounts. We adopted ASU 2013-02 prospectively as of January 1, 2013, and our adoption did not have a material impact on our condensed consolidated financial statements. See Note 14: “Accumulated Other Comprehensive Loss” for the required disclosures.

Accounting Standards Not Yet Adopted

In July 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists in the applicable jurisdiction to settle any additional income taxes that would result from disallowance of the tax position. We plan to adopt ASU 2013-11 prospectively as of January 1, 2014 and we are currently evaluating the impact, if any, that this ASU will have on our consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The ASU clarifies when a cumulative translation adjustment should be released to net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate) within a foreign entity. We plan to adopt ASU 2013-05 prospectively as of January 1, 2014 and we are currently evaluating the impact, if any, that this ASU will have on our consolidated financial statements.

Note 3: Inventories

Inventories were as follows:

	September 30, 2013	December 31, 2012

	(in millions)
Timeshare	$359	$389
Hotel	27	26

	$386	$415

Note 4: Property and Equipment

Property and equipment were as follows:

	September 30, 2013	December 31, 2012

	(in millions)
Land	$4,121	$4,090
Buildings and leasehold improvements	5,436	5,450
Furniture and equipment	1,144	1,111
Construction-in-progress	89	88

	10,790	10,739
Accumulated depreciation and amortization	(1,719)	(1,542)

	$9,071	$9,197

Depreciation and amortization expense on property and equipment, including amortization of assets recorded under capital leases, was $243 million and $214 million during the nine months ended September 30, 2013 and 2012, respectively.

As of September 30, 2013 and December 31, 2012, property and equipment included approximately $105 million and $157 million, respectively, of capital lease assets primarily consisting of buildings and leasehold improvements, net of $48 million and $71 million, respectively, of accumulated depreciation and amortization.

There were no impairment losses on property and equipment during the nine months ended September 30, 2013. We recorded impairment losses on property and equipment of $33 million during the nine months ended September 30, 2012.

During the nine months ended September 30, 2013, we acquired a parcel of land for $28 million, which we previously leased under a long-term ground lease.

Note 5: Financing Receivables

Financing receivables were as follows:

	September 30, 2013
	Securitized Timeshare	Unsecuritized Timeshare	Other	Total
	(in millions)
Financing receivables	$215	$645	$48	$908
Less: allowance	(13)	(68)	(2)	(83)

	202	577	46	825

Current portion of financing receivables	29	105	—	134
Less: allowance	(2)	(11)	—	(13)

	27	94	—	121

Total financing receivables	$229	$671	$46	$946

	December 31, 2012
	Unsecuritized Timeshare	Other	Total
	(in millions)
Financing receivables	$853	$44	$897
Less: allowance	(81)	(1)	(82)

	772	43	815

Current portion of financing receivables	131	—	131
Less: allowance	(12)	—	(12)

	119	—	119

Total financing receivables	$891	$43	$934

Timeshare financing receivables

In May 2013, we entered into a revolving non-recourse timeshare financing receivables credit facility (“Timeshare Facility”) that is secured by certain of our timeshare financing receivables. As of September 30, 2013, we had $187 million of gross timeshare financing receivables secured under our Timeshare Facility.

See Note 8: “Debt” for additional details.

In August 2013, we completed a securitization of approximately $255 million of gross timeshare financing receivables and issued $250 million in aggregate principal amount of 2.28% notes with maturities of January 2026 (“Securitized Timeshare Debt”). The securitization transaction did not qualify as a sale for accounting purposes and, accordingly, no gain or loss was recognized and the proceeds were presented as debt. See Note 8: “Debt” for additional details.

During the nine months ended September 30, 2013, the securitized timeshare financing receivables generated interest income of $9 million, which was included in timeshare revenue in our condensed consolidated statements of operations.

As of September 30, 2013, we had 48,972 timeshare notes outstanding, including those which are collateral for our Securitized Timeshare Debt, with interest rates ranging from zero percent to 20.50 percent, an average interest rate of 12.25 percent, a weighted average remaining term of 7.3 years, and maturities through 2025. As of September 30, 2013 and December 31, 2012, we had ceased accruing interest on timeshare notes with aggregate principal balances of $31 million and $30 million, respectively.

The changes in our allowance for uncollectible timeshare financing receivables were as follows:

	Nine Months Ended September 30,
	2013	2012
	(in millions)
Beginning balance	$93	$97
Write-offs	(19)	(27)
Provision for uncollectibles on sales	20	24

Ending balance	$94	$94

Our timeshare financing receivables as of September 30, 2013 mature as follows:

	Unsecuritized Timeshare	Securitized Timeshare
Year	(in millions)
2013 (remaining)	$42	$8
2014	84	29
2015	86	30
2016	89	31
2017	90	31
Thereafter	359	115

	750	244
Less: allowance	(79)	(15)

	$671	$229

The following table details an aged analysis of our gross timeshare financing receivables balance:

	September 30, 2013	December 31, 2012

	(in millions)
Current	$951	$940
30 - 89 days past due	12	14
90 - 119 days past due	2	4
120 days and greater past due	29	26

	$994	$984

Note 6: Investments in Affiliates

Investments in affiliates were as follows:

	September 30, 2013	December 31, 2012

	(in millions)
Equity investments	$252	$276
Other investments	16	15

	$268	$291

We maintain investments in affiliates accounted for under the equity method, which are primarily investments in entities that owned or leased 31 and 32 hotels as of September 30, 2013 and December 31, 2012, respectively.

The equity investments had total debt of approximately $1.1 billion as of September 30, 2013 and December 31, 2012. Substantially all of the debt is secured solely by the affiliates’ assets or is guaranteed by other partners without recourse to us. We were the creditor on $18 million and $20 million of total debt from unconsolidated affiliates as of September 30, 2013 and December 31, 2012, respectively, which was included in financing receivables, net in our condensed consolidated balance sheets.

There were no impairment losses on our investments in affiliates during the nine months ended September 30, 2013. We recorded impairment losses of $4 million on two of our equity investments during the nine months ended September 30, 2012, which were included in equity in earnings from unconsolidated affiliates in our condensed consolidated statement of operations.

Note 7: Consolidated Variable Interest Entities

As of September 30, 2013 and December 31, 2012, we consolidated four and three variable interest entities (“VIEs”), respectively.

Two of these VIEs lease hotels from unconsolidated affiliates in Japan. We hold a significant ownership interest in these VIEs and have the power to direct the activities that most significantly affect their economic performance. Our condensed consolidated balance sheets included the assets and liabilities of these entities, which primarily comprised $35 million and $29 million of cash and cash equivalents, $20 million and $66 million of property and equipment, net, and $306 million and $408 million of non-recourse debt as of September 30, 2013 and December 31, 2012, respectively. The assets of these entities are only available to settle the obligations of these entities. Interest expense related to the non-recourse debt of these two consolidated VIEs was $20 million and $24 million during the nine months ended September 30, 2013 and 2012, respectively, and was included in interest expense in our condensed consolidated statements of operations.

In February 2013, Osaka Hilton Co., Ltd., one of our consolidated VIEs in Japan, signed a Memorandum of Understanding to restructure the terms of their capital lease. The terms of the restructuring call for a reduction in future rent expense under the lease, as well as a commitment to fund capital improvements to the hotel over the next three years. The effect of the capital lease restructuring was recognized during the nine months ended September 30, 2013, resulting in a reduction in property and equipment, net of $44 million and a reduction in non-recourse debt of $48 million. This transaction was considered a non-cash investing and financing activity and was excluded from our condensed consolidated statement of cash flows.

In August 2013, we formed a special purpose entity to issue our Securitized Timeshare Debt. We consider this entity to be a VIE and we have the power to direct the activities that most significantly affect the VIE’s economic performance and have the obligation to absorb its losses and the right to receive its benefits. As of September 30, 2013, our condensed consolidated balance sheet included the assets and liabilities of this entity, which primarily comprised $9 million of restricted cash and cash equivalents, $229 million of securitized timeshare financing receivables, net, and $238 million of non-recourse debt. Our condensed consolidated statement of operations included interest income of $9 million, included in timeshare revenue, and interest expense of $1 million, included in interest expense, for the nine months ended September 30, 2013, related to this VIE. See Note 5: “Financing Receivables” and Note 8: “Debt” for additional details of the timeshare securitization transaction.

We have an additional VIE that owns one hotel that was immaterial to our condensed consolidated financial statements.

During the nine months ended September 30, 2013 and 2012, we did not provide any financial or other support to any VIEs that we were not previously contractually required to provide, nor do we intend to provide such support in the future.

Note 8: Debt

Long-term Debt

Long-term debt balances, including obligations for capital leases, and associated interest rates were as follows:

	September 30, 2013	December 31, 2012
	(in millions)
Senior mortgage loans with a rate of 2.48%, due 2015(1)	$7,010	$7,271
Secured mezzanine loans with an average rate of 4.09%, due 2015(1)	6,699	7,697
Secured mezzanine loans with a rate of 4.68%, due 2015(1)	206	240
Mortgage notes with an average rate of 6.12%, due 2014 to 2016	133	134
Other unsecured notes with an average rate of 7.82%, due 2017 to 2031	149	149
Capital lease obligations with an average rate of 5.82%, due 2015 to 2097	82	83
Contingently convertible notes with a rate of 3.38%, due 2023(2)	—	1

	14,279	15,575
Less: current maturities of long-term debt	(356)	(392)

	$13,923	$15,183

(1)	Initial due date was November 12, 2010, with up to five additional one-year extensions at our option. We have extended the scheduled maturity date to November 12, 2013 by exercising our first, second, and third extension options. The fourth and fifth extension options are at our sole discretion, and require an extension fee equal to 50 basis points of the then outstanding principal balance. Combined, the extensions effectively extend the maturity of our senior mortgage and senior mezzanine debt to November 12, 2015. In October 2013, we provided notice of our intent to repay these loans using proceeds from our debt refinancing, see Note 17: “Subsequent Events” for additional information.
(2)	The balance was less than $1 million as of September 30, 2013.

Secured Debt

Our senior mortgage loans and secured mezzanine loans (collectively, the “Secured Debt”) totaled $13.9 billion and $15.2 billion as of September 30, 2013 and December 31, 2012, respectively. Interest under the Secured Debt is payable monthly and includes both variable and fixed components. The Secured Debt is secured by substantially all of our consolidated assets in which we hold an ownership interest and contains significant restrictions on the incurrence of any additional indebtedness by us, including the prohibition of any additional indebtedness for borrowed money evidenced by bonds, debentures, notes, or other similar instruments, except for permission to borrow up to $400 million against our timeshare financing receivables pursuant to the Timeshare Facility; see further discussion below. Additionally, under the terms of our Secured Debt, we are restricted from declaring dividends.

We are required to deposit with the lender certain cash reserves that may, upon our request, be used for, among other things, debt service, capital expenditures, and general corporate purposes. As of September 30, 2013, we did not have cash reserves on deposit with the lender, as we used the balance previously deposited to repay a portion of our Secured Debt, as permitted by the lender. As of December 31, 2012, the cash reserves on deposit with the lender totaled $147 million and were included in restricted cash and cash equivalents in our condensed consolidated balance sheet as a current asset because we had the ability to access the cash within the 12 months following that date, subject to necessary lender notification.

As a condition to permitting certain events under the Secured Debt, such as a release of certain assets as collateral for the loan or change of control of the Company, we must satisfy certain debt yield tests. We were able to satisfy all of the debt yield tests as of our most recent testing date.

During the nine months ended September 30, 2013 and 2012, we made scheduled debt repayments on our Secured Debt of $245 million and $233 million, respectively. In addition, during the nine months ended September 30, 2013, we made unscheduled, contractually obligated debt repayments of $17 million due to distributions from certain equity method investments that occurred during the period and $17 million primarily from the proceeds of the disposal of one of our owned hotel properties during the period. Further, during the nine months ended September 30, 2013, we made unscheduled, voluntary debt repayments of $1 billion on our secured mezzanine loans. We did not make any unscheduled debt repayments on our Secured Debt during the nine months ended September 30, 2012. In October 2013, we made an additional unscheduled, voluntary debt repayment of $450 million on our secured mezzanine loans.

Non-recourse Debt

Non-recourse debt, including obligations for capital leases, and associated interest rates were as follows:

	September 30, 2013	December 31, 2012
	(in millions)
Capital lease obligations of consolidated VIEs with a rate of 6.34%, due 2018 to 2026	$274	$373
Non-recourse debt of consolidated VIEs with an average rate of 3.35%, due 2015 to 2018	44	47
Timeshare Facility with a rate of 1.43%, due 2016	150	—
Securitized Timeshare Debt with a rate of 2.28%, due 2026	238	—

	706	420
Less: current maturities of non-recourse debt	(53)	(15)

	$653	$405

Timeshare Facility

In May 2013, we entered into a receivables loan agreement that is secured by certain of our timeshare financing receivables. See Note 5: “Financing Receivables” for further discussion. Currently, under the terms of the loan agreement we may borrow up to a maximum amount of approximately $400 million based on the amount and credit quality characteristics of the timeshare financing receivables securing the loan. The Timeshare Facility is a non-recourse obligation and is payable solely from the timeshare financing receivables securing the loan and any deposit payments received from customers on the pledged receivables. The loan agreement allows for us to borrow up to the maximum amount until May 2015, and all amounts borrowed must be repaid by May 2016. Interest on the loan, at a variable rate, is payable monthly.

We are required to deposit payments received from customers on the pledged timeshare financing receivables into a depository account maintained by a third party. On a monthly basis, the depository account will first be utilized to make required interest and other payments due under the receivables loan agreement. After payment of all amounts due under the receivables loan agreement, any remaining amounts will be remitted to us for use in our operations. The balance in the depository account, totaling $5 million as of September 30, 2013, was included in restricted cash and cash equivalents in our condensed consolidated balance sheet.

Securitized Timeshare Debt

In August 2013, we completed a securitization of approximately $255 million of gross timeshare financing receivables and issued notes with an aggregate principal amount of $250 million. The Securitized Timeshare Debt is backed by a pledge of assets, consisting primarily of a pool of timeshare financing receivables secured by first mortgages or deeds of trust on timeshare interests. See Note 5: “Financing Receivables” for further discussion. The Securitized Timeshare Debt bears interest at a fixed rate of 2.28% per annum and has a stated maturity of January 2026. The Securitized Timeshare Debt is a non-recourse obligation and is payable solely from the pool of timeshare financing receivables pledged as collateral to the Securitized Timeshare Debt and related assets. The net proceeds from the Securitized Timeshare Debt were used to repay a portion of the Timeshare Facility.

We are required to deposit payments received from customers on the securitized timeshare financing receivables into a depository account maintained by a third party. On a monthly basis, the depository account will first be utilized to make required principal, interest, and other payments due with respect to the Securitized Timeshare Debt. After payment of all amounts due with respect to the Securitized Timeshare Debt, any remaining amounts will be remitted to us for use in our operations. The balance in the depository account, totaling $9 million as of September 30, 2013, was included in restricted cash and cash equivalents in our condensed consolidated balance sheet.

Debt Maturities

The contractual maturities of our long-term debt and non-recourse debt as of September 30, 2013 were as follows:

Year	(in millions)
2013 (remaining)	$106
2014	407
2015(1)	13,543
2016	323
2017	97
Thereafter	509

$14,985

(1)	The Secured Debt has five one-year extensions solely at our option that effectively extend maturity to November 12, 2015. We have assumed all extensions for purposes of calculating maturity dates.

Note 9: Derivative Instruments and Hedging Activities

Under the terms of our Secured Debt, we are required to hedge interest rate risk using derivative instruments with an aggregate notional amount equal to the principal amount of the Secured Debt. As such, during the nine months ended September 30, 2013 and 2012, derivatives were used to hedge the variable cash flows associated with this existing variable rate debt.

As of September 30, 2013, we held ten interest rate caps with an aggregate notional amount of $15.2 billion. The caps were executed in August 2012 to replace the previous portfolio of interest rate caps that expired in November 2012. These interest rate caps expire in November 2013. We have elected not to designate any of these ten interest rate caps as effective hedging instruments. No gain or loss related to these ten undesignated interest rate caps was recorded during the nine months ended September 30, 2013. During the nine months ended September 30, 2012, we recorded a loss of $1 million in other gain, net in our condensed consolidated statements of operations, which represented the premiums paid on these interest rate caps.

During the nine months ended September 30, 2012, we also held ten interest rate caps with an aggregate notional amount of $15.9 billion which were executed in October 2011 and expired in November 2012. We elected not to designate any of these ten interest rate caps as effective hedges for accounting purposes. No gain or loss related to these ten undesignated interest rate caps was recorded during the nine months ended September 30, 2012.

The fair value of our interest rate caps was immaterial to our condensed consolidated balance sheets as of September 30, 2013 and December 31, 2012.

Note 10: Fair Value Measurements

The carrying amounts and estimated fair values of our financial assets and liabilities, which included related current portions, were as follows:

	September 30, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Assets:
Cash equivalents(2)	$533	$533	$561	$561
Restricted cash equivalents(2)	177	177	322	322
Unsecuritized timeshare financing receivables(3)	750	738	984	987
Securitized timeshare financing receivables(3)	244	242	—	—

Liabilities:
Secured Debt(3)	13,915	13,868	15,208	15,571
Other unsecured notes(1)	149	152	149	152
Other long-term debt(3)(4)	133	137	135	145
Timeshare Facility(2)	150	150	—	—
Securitized Timeshare Debt(3)	238	238	—	—

(1)	Classified as Level 1 under the fair value hierarchy.
(2)	Classified as Level 2 under the fair value hierarchy.
(3)	Classified as Level 3 under the fair value hierarchy.
(4)	Excludes capital lease obligations with a carrying value of $82 million and $83 million as of September 30, 2013 and December 31, 2012, respectively.

We believe the carrying amounts of our current financial assets and liabilities and other financing receivables approximated fair value as of September 30, 2013 and December 31, 2012. Our estimates of the fair values were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop the estimated fair value. Proper classification of fair value measurements within the valuation hierarchy is considered each reporting period. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

Cash equivalents and restricted cash equivalents are primarily comprised of short-term interest-bearing money market funds with maturities of less than 90 days, time deposits, and commercial paper. The estimated fair values were based on available market pricing information of similar financial instruments.

The estimated fair values of securitized and unsecuritized timeshare financing receivables and other long-term debt were calculated based on the expected future cash flows discounted at risk-adjusted rates. The primary sensitivity in these calculations is based on the selection of appropriate discount rates. Fluctuations in these assumptions will result in different estimates of fair value. An increase in the discount rate would result in a decrease in the fair value.

The estimated fair value of our other unsecured notes was based on bid prices in active debt markets. The carrying amount of debt outstanding pursuant to the Timeshare Facility approximated fair value as the interest rate under the loan agreement approximated current market rates. The estimated fair value of our Securitized Timeshare Debt was primarily based on indicative quotes received for similar issuances.

The estimated fair value of our Secured Debt was based on estimates of market spreads when quoted market values did not exist, on the current rates offered to us for debt of the same maturities, or quoted market prices for the same or similar issues. In determining the current market rate for the fixed rate debt, a market spread was added to the quoted yields on federal government treasury securities with similar maturity dates. The primary sensitivity in these calculations is based on the selection of appropriate market spreads. Fluctuations in these assumptions will result in different estimates of fair value. An increase in the market spread would result in a decrease in the fair value.

There were no assets measured at fair value on a nonrecurring basis as a result of impairment losses during the nine months ended September 30, 2013.

The estimated fair values of our financial and nonfinancial assets that were measured at fair value on a nonrecurring basis as a result of impairment losses during the nine months ended September 30, 2012 were as follows:

	Nine Months Ended September 30, 2012
	Fair Value(1)	Impairment Losses
	(in millions)
Property and equipment, net	$9	$33
Investments in affiliates	27	4

(1)	Fair value measurements using significant unobservable inputs (Level 3).

During the nine months ended September 30, 2012, property and equipment, net with a carrying value of $42 million before impairment was reduced to its estimated fair value, resulting in impairment losses of $33 million. We estimated the fair value of the assets using discounted cash flow analyses, with estimated stabilized growth rates ranging from 2.0 percent to 3.0 percent, a discounted cash flow term ranging from 10 years to 13 years, capitalization rates ranging from 8.0 percent to 9.0 percent, and discount rates ranging from 10.0 percent to 11.5 percent. The discount and capitalization rates used for the fair value of the assets reflect the risk profile of the individual markets where the assets are located, and are not necessarily indicative of our hotel portfolio as a whole.

During the nine months ended September 30, 2012, investments in affiliates with a carrying value of $31 million before impairment were reduced to their estimated fair value, resulting in impairment losses of $4 million, related to our investments in entities that own hotels. We estimated the fair value of the investments using discounted cash flow analyses, with estimated stabilized growth rates ranging from 4.4 percent to 7.5 percent, a discounted cash flow term of 10 years, capitalization rates ranging from 8.0 percent to 10.5 percent, and discount rates ranging from 12.0 percent to 22.0 percent. The discount and capitalization rates used for the fair value of our investments reflect the risk profile of the individual markets where the assets subject to our investment are located, and are not necessarily indicative of our investment portfolio as a whole.

Note 11: Income Taxes

At the end of each interim period, we estimate the effective tax rate expected to be applied for the full fiscal year. The effective income tax rate is determined by the level and composition of pre-tax income or loss, which is subject to federal, foreign, state, and local income taxes and reflects income tax expense or benefit resulting from our significant operations outside of the U.S., which are generally subject to both local country and U.S. tax due to the terms of our debt agreements. Our effective tax rate during the nine months ended September 30, 2013 was lower than our statutory tax rate largely due to decreases in unrecognized tax benefits.

Our total unrecognized tax benefits as of September 30, 2013 and December 31, 2012 were $434 million and $469 million, respectively. As a result of the expected resolution of examination issues with federal, state, and foreign tax authorities, we believe it is reasonably possible that during the next 12 months the amount of unrecognized tax benefits will decrease up to $15 million. Included in the balance of unrecognized tax benefits as of September 30, 2013 and December 31, 2012 were $339 million and $374 million, respectively, associated with positions that, if favorably resolved, would provide a benefit to our effective tax rate. The decrease in unrecognized tax benefits for the quarter is primarily the result of effectively settling Internal Revenue Service (“IRS”) audit items relating to the utilization of foreign tax credits.

We recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. We have accrued balances of approximately $44 million and $42 million for the payment of interest and penalties as of September 30, 2013 and December 31, 2012, respectively.

We file income tax returns, including returns for our subsidiaries, with federal, state, and foreign jurisdictions. We are under regular and recurring audit by the IRS on open tax positions. It is difficult to predict the ultimate outcome or the timing of resolution for tax positions. Changes may result from the conclusion of ongoing audits, appeals, or litigation in state, local, federal, and foreign tax jurisdictions or from the resolution of various proceedings between the U.S. and foreign tax authorities. During 2009, the IRS commenced its audit of our consolidated U.S. income tax returns for the 2006 through October 2007 tax years. As of September 30, 2013, we remain subject to federal examinations from 2005-2012, state examinations from 1999-2012, and foreign examinations of our income tax returns for the years 1996 through 2012.

State income tax returns are generally subject to examination for a period of three to five years after their respective filings; however, the state impact of any federal tax return changes remains subject to examination by various states for a period generally of up to one year after formal notification to the states. The statute of limitations for the foreign jurisdictions generally ranges from three to ten years after their respective filings.

Note 12: Employee Benefit Plans

We sponsor multiple domestic and international employee benefit plans. Benefits are based upon years of service and compensation.

We have a noncontributory retirement plan in the U.S. (the “Domestic Plan”), which covers certain employees not earning union benefits. This plan was frozen for participant benefit accruals in 1996. We also have multiple employee benefit plans that cover many of our international employees. These include a plan that covers workers in the United Kingdom (the “U.K. Plan”) and a number of smaller plans that cover workers in various other countries around the world (the “International Plans”).

The components of net periodic pension cost (credit) for the Domestic Plan, U.K. Plan, and International Plans were as follows:

	Nine Months Ended September 30,
	2013			2012
	Domestic Plan	U.K. Plan	International Plans	Domestic Plan	U.K. Plan	International Plans
	(in millions)
Service cost	$3	$4	$2	$—	$4	$3
Interest cost	13	12	3	16	12	3
Expected return on plan assets	(14)	(17)	(3)	(13)	(16)	(3)
Amortization of prior service cost (credit)	3	(2)	—	3	(15)	—
Amortization of net loss (income)	2	3	1	(2)	2	1

Net periodic pension cost (credit)	7	—	3	4	(13)	4
Settlement losses	—	—	2	—	—	—

Net pension cost (credit)	$7	$—	$5	$4	$(13)	$4

In March 2012, we, along with the trustees of the U.K. Plan, adopted an agreement to freeze the defined benefit plan for enrollment to new employees effective immediately and to freeze the accrual of benefits to existing employees on November 30, 2013. A defined contribution plan will be put in place for the affected employees. We recognized an acceleration of prior service credit of $13 million during the nine months ended September 30, 2012.

In May 2011, we, along with the trustees of the U.K. Plan, reached a tentative agreement on the funded status and security for the U.K. Plan. This agreement extended our British Pound Sterling (“GBP”) 15 million guarantee (equivalent to $24 million as of September 30, 2013) to December 2013.

A class action lawsuit was filed in 1998 against Hilton and the Domestic Plan claiming that the Domestic Plan did not calculate benefit obligations in accordance with the terms of the plan nor were vesting rules followed in accordance with the plan. In May 2009, the U.S. District Court for the District of Columbia (the “District Court”) found in favor of the plaintiff in a summary judgment, and this judgment was upheld by the U.S. Court of Appeals in December 2012. Based on the final order, we believe the best estimate of the minimum additional pension obligation to be approximately $109 million, which was included in the projected benefit obligation and accrued in other long-term liabilities as of September 30, 2013 and December 31, 2012 in our condensed consolidated balance sheets. The estimated additional obligation will be recognized as additional pension expense over the average remaining life expectancy of the plan participants as determined by our actuaries, with the remainder of the obligation having been recognized in accumulated other comprehensive loss as an adjustment of the pension liability.

We were ordered by the District Court to post a bond of $76 million under the litigation to support potential future plan contributions. The bond, which is included in restricted cash and cash equivalents, will be released when the future contributions are made. We are currently undertaking a process to clarify certain matters with the District Court to permit the adoption of an amended plan, considering the requirements of the ruling in the final order. As the matters are clarified and a new plan is adopted, we will be required to make contributions to allow for the adoption of the amendments. If resolved and adopted during 2013, these contribution amounts are estimated to increase 2013 contributions by approximately $39 million. The value of the bond may be applied toward the required contributions as necessary.

Note 13: Share-Based Compensation

Certain members of our senior management team participate in an executive compensation plan (“the Promote plan”), which provides for the grant of Tier I liability awards, or an alternative cash payment in lieu thereof and Tier II equity awards. The Tier I liability awards provide the participants the right to share in 2.75 percent of the equity value of Hilton up to $8.352 billion (or $230 million) based on the achievement of certain service and performance conditions. The majority of these payments are to be made in three installments for most plan participants. The Tier II equity awards allow participants to share in Hilton’s equity growth above $8.352 billion and are also subject to service and performance conditions.

During the nine months ended September 30, 2012, the first of the installment payments for certain Tier I liability awards was accelerated for certain participants, which resulted in $9 million of additional share-based compensation expense. The amount of the payment was approximately $25 million. We made payments to certain participants in the Promote plan of approximately $9 million during the nine months ended September 30, 2013, respectively; approximately $7 million of those payments were the second installment payment for certain Tier I liability awards.

We recorded compensation expense related to share-based compensation plans of $5 million and $20 million for the nine months ended September 30, 2013 and 2012, respectively. No expense was recognized for the portion of the awards that are subject to the achievement of a performance condition in the form of a liquidity event, since such an event was not probable as of September 30, 2013.

As of September 30, 2013, the liability for the Promote plan and cash retention award was recorded at an estimated fair value of $14 million and included in accounts payable, accrued expenses, and other in our condensed consolidated balance sheet as we expect to pay all amounts accrued no later than March 2014. As of December 31, 2012, the Promote plan liability was recorded at an estimated fair value of $18 million, of which $13 million was included in accounts payable, accrued expenses, and other and $5 million was included in other long-term liabilities in our condensed consolidated balance sheet. The liability awards will be remeasured at each reporting date until settlement.

Note 14: Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of taxes, were as follows:

	Currency Translation Adjustment	Pension Liability Adjustment	Net Investment Hedge Adjustment	Total
	(in millions)
Balance as of December 31, 2012	$(317)	$(194)	$105	$(406)

Other comprehensive income (loss) before reclassifications	(21)	6	—	(15)
Amounts reclassified from accumulated other comprehensive loss	1	4	(1)	4

Net current period other comprehensive income (loss)	(20)	10	(1)	(11)

Balance as of September 30, 2013	$(337)	$(184)	$104	$(417)

The following table presents additional information about reclassifications out of accumulated other comprehensive loss:

Nine Months Ended September 30, 2013
(in millions)
Currency translation adjustment:
Sale and liquidation of foreign assets(1)	$(1)
Tax benefit(2)(5)	—

Total currency translation adjustment reclassifications for the period, net of taxes	(1)

Pension liability adjustment:
Amortization of prior service cost(2)	(1)
Amortization of net loss(2)	(6)
Tax benefit(4)	3

Total pension liability adjustment reclassifications for the period, net of taxes	(4)

Net investment hedge adjustment:
Sale of a hedged asset(3)	1
Tax expense(4)(5)	—

Total net investment hedge adjustment reclassifications for the period, net of taxes	1

Total reclassifications for the period, net of tax	$(4)

(1)	Reclassified out of accumulated other comprehensive loss to other gain, net in the condensed consolidated statements of operations. Amounts in parentheses indicate a loss in our condensed consolidated statements of operations.
(2)	Reclassified out of accumulated other comprehensive loss to general, administrative, and other in the condensed consolidated statements of operations. These amounts were included in the computation of net periodic pension cost. See Note 12: “Employee Benefit Plans” for additional information. Amounts in parentheses indicate a loss in our condensed consolidated statements of operations.
(3)	Reclassified out of accumulated other comprehensive loss to gain (loss) on foreign currency transactions in our condensed consolidated statements of operations.
(4)	Reclassified out of accumulated other comprehensive loss to income tax expense in our condensed consolidated statements of operations.
(5)	The respective tax benefit (expense) was less than $1 million for the nine months ended September 30, 2013.

Note 15: Business Segments

We are a diversified hospitality company with operations organized in three distinct operating segments: ownership, management and franchise, and timeshare. Each segment is managed separately because of its distinct economic characteristics.

The ownership segment includes all hotels that we wholly own or lease, as well as consolidated non-wholly owned entities and consolidated VIEs. As of September 30, 2013, this segment included 118 wholly owned and leased hotels and resorts, three non-wholly owned hotel properties, and three hotels of consolidated VIEs. While we do not include equity in earnings (losses) from unconsolidated affiliates in our measures of segment revenues, we manage these investments in our ownership segment. Our unconsolidated affiliates are primarily investments in entities that owned or leased 31 hotels as of September 30, 2013.

The management and franchise segment includes all of the hotels we manage for third-party owners, as well as all franchised hotels operated or managed by someone other than us under one of our proprietary brand names of our hotel brand portfolio. As of September 30, 2013, this segment included 489 managed hotels and 3,394 franchised hotels. This segment also earns fees for managing properties in our ownership segment.

The timeshare segment includes the development of vacation ownership clubs and resorts, marketing and selling of timeshare intervals, providing timeshare customer financing, resort operations, and licensing fees paid by third parties for the use of our Hilton Grand Vacations brand name. This segment also provides assistance to third-party developers in selling their timeshare inventory. As of September 30, 2013, this segment included 41 timeshare properties.

Corporate and other represents revenues and related operating expenses generated by the incidental support of hotel operations for owned, leased, managed, and franchised hotels and other rental income, as well as corporate assets and related expenditures.

The performance of our operating segments is evaluated primarily on earnings before interest expense, taxes, depreciation and amortization (“EBITDA”) adjusted for certain items, which should not be considered an alternative to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. EBITDA, presented herein, is a non-GAAP financial measure that reflects net income attributable to Hilton stockholder, excluding interest expense, a provision for income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA, further adjusted to exclude certain items, including, but not limited to gains, losses, and expenses in connection with: (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment charges; (v) furniture, fixtures, and equipment (“FF&E”) replacement reserves required under certain lease agreements; (vi) reorganization costs; (vii) share-based and certain other compensation expenses; (viii) severance, relocation, and other expenses; and (ix) other items.

The following table presents revenues and Adjusted EBITDA for our reportable segments, reconciled to consolidated amounts:

	Nine Months Ended September 30,
	2013	2012
	(in millions)
Revenues:
Ownership(1)	$3,003	$2,951
Management and franchise(2)	938	877
Timeshare	809	822

Segment revenues	4,750	4,650
Other revenues from managed and franchised properties	2,433	2,378
Other revenues(3)	48	46
Intersegment fees elimination(1)(2)(3)	(139)	(136)

Total revenues	$7,092	$6,938

Adjusted EBITDA
Ownership(1)(2)(3)(4)	$672	$566
Management and franchise(2)	938	877
Timeshare(1)(2)	205	198
Corporate and other(3)	(208)	(207)

Adjusted EBITDA	$1,607	$1,434

(1)	Includes charges to timeshare operations for rental fees and fees for other amenities, which are eliminated in our condensed consolidated financial statements. These charges totaled $19 million and $17 million for the nine months ended September 30, 2013 and 2012, respectively. While the net effect is zero, our measures of segment revenues and Adjusted EBITDA include these fees as a benefit to the ownership segment and a cost to timeshare Adjusted EBITDA.
(2)	Includes management, royalty, and intellectual property fees of $71 million and $70 million for the nine months ended September 30, 2013 and 2012, respectively. These fees are charged to consolidated owned and leased properties and are eliminated in our condensed consolidated financial statements. Also includes a licensing fee of $40 million and $39 million for the nine months ended September 30, 2013 and 2012, respectively, which is charged to our timeshare segment by our management and franchise segment and is eliminated in our condensed consolidated financial statements. While the net effect is zero, our measures of segment revenues and Adjusted EBITDA include these fees as a benefit to the management and franchise segment and a cost to ownership Adjusted EBITDA and timeshare Adjusted EBITDA.
(3)	Includes charges to consolidated owned and leased properties for services provided by our wholly owned laundry business of $7 million for the nine months ended September 30, 2013 and 2012. These charges are eliminated in our condensed consolidated financial statements.
(4)	Includes unconsolidated affiliate Adjusted EBITDA.

The table below provides a reconciliation of Adjusted EBITDA to EBITDA and EBITDA to net income attributable to Hilton stockholder:

	Nine Months Ended September 30,
	2013	2012
	(in millions)
Adjusted EBITDA	$1,607	$1,434
Net income attributable to noncontrolling interests	(9)	(4)
Gain (loss) on foreign currency transactions	(43)	27
FF&E replacement reserve	(29)	(52)
Share-based compensation expense	(5)	(20)
Impairment losses	—	(33)
Impairment losses included in equity in earnings from unconsolidated affiliates	—	(4)
Other gain, net	5	8
Other adjustment items	(56)	(46)

EBITDA	1,470	1,310
Interest expense	(401)	(423)
Interest expense included in equity in earnings from unconsolidated affiliates	(10)	(8)
Income tax expense	(192)	(166)
Depreciation and amortization	(455)	(394)
Depreciation and amortization included in equity in earnings from unconsolidated affiliates	(23)	(28)

Net income attributable to Hilton stockholder	$389	$291

The following table presents assets for our reportable segments, reconciled to consolidated amounts:

	September 30, 2013	December 31, 2012

	(in millions)
Assets:
Ownership	$11,774	$12,316
Management and franchise	10,834	11,650
Timeshare	1,841	1,839
Corporate and other	2,280	1,261

	$26,729	$27,066

The following table presents capital expenditures for property and equipment for our reportable segments, reconciled to consolidated amounts:

	Nine Months Ended September 30,
	2013	2012
	(in millions)
Capital expenditures for property and equipment:
Ownership	$158	$306
Timeshare	4	22
Corporate and other	5	8

	$167	$336

Note 16: Commitments and Contingencies

As of September 30, 2013, we had outstanding guarantees of $27 million, with remaining terms ranging from one month to nine years, for debt and other obligations of third parties. We have two letters of credit, which are supported by restricted cash and cash equivalents, for a total of $27 million that have been pledged as collateral for two of these guarantees. Although we believe it is unlikely that material payments will be required under these guarantees or letters of credit, there can be no assurance that this will be the case.

We have also provided performance guarantees to certain owners of hotels that we operate under management contracts. Most of these guarantees allow us to terminate the contract, rather than fund shortfalls, if specified performance levels are not achieved. However, in limited cases, we are obligated to fund performance shortfalls. As of September 30, 2013, we had seven contracts containing performance guarantees, with expirations ranging from 2018 to 2030, and possible cash outlays totaling approximately $189 million. Our obligations under these guarantees in future periods is dependent on the operating performance levels of these hotels over the remaining terms of the performance guarantees. We do not have any letters of credit pledged as collateral against these guarantees. As of September 30, 2013 and December 31, 2012, we recorded current liabilities of approximately $9 million and $30 million, respectively, and non-current liabilities of approximately $52 million and $57 million, respectively, in our condensed consolidated balance sheets for obligations under our outstanding performance guarantees that are related to certain VIEs for which we are not the primary beneficiary.

As of September 30, 2013, we had outstanding commitments under third party contracts of approximately $65 million for capital expenditures at certain owned and leased properties, including our consolidated VIEs. Our contracts contain clauses that allow us to cancel all or some portion of the work. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.

We have entered into an agreement with a developer in Las Vegas, Nevada, whereby we have agreed to purchase residential units from the developer that we will convert to timeshare units to be marketed and sold under our Hilton Grand Vacations brand. Subject to certain conditions, we are required to purchase approximately $92 million of inventory ratably over a maximum period of four years, which is equivalent to purchases of approximately $6 million per quarter. We began purchasing inventory during the quarter ended March 31, 2013, and as of September 30, 2013, we had purchased $23 million of inventory under this agreement.

We have committed to purchase additional non-voting shares in one of our consolidated VIEs to fund a master renovation plan of the underlying hotel. Our total share purchase commitment is Japanese Yen 1.4 billion (equivalent to $14 million as of September 30, 2013), and the purchases are expected to occur through 2015. As of September 30, 2013, we had not purchased any shares under this commitment.

During 2010, an affiliate of our Ultimate Parent settled a $75 million liability on our behalf in conjunction with a lawsuit settlement by entering into service contracts with the plaintiff. We recorded the portion settled by the affiliate of our Ultimate Parent as a capital contribution. Additionally, as part of the settlement, we entered into a guarantee with the plaintiff to pay any shortfall that the affiliate of our Ultimate Parent does not fund related to those service contracts up to the value of the settlement amount made by the affiliate of our Ultimate Parent. The remaining potential exposure under this guarantee as of September 30, 2013 was approximately $50 million. We have not accrued a liability for this guarantee as we believe the likelihood of any material funding to be remote.

We are involved in other litigation arising from the normal course of business, some of which includes claims for substantial sums. Accruals are recorded when the outcome is probable and can be reasonably estimated in accordance with applicable accounting requirements regarding accounting for contingencies. While the ultimate results of claims and litigation cannot be predicted with certainty, we expect that the ultimate resolution of all pending or threatened claims and litigation as of September 30, 2013 will not have a material effect on our condensed consolidated results of operations, financial position, or cash flows.

Note 17: Subsequent Events

The Company has evaluated all subsequent events through November 6, 2013, the date the condensed consolidated financial statements were available to be issued.

Debt Refinancing

In October 2013, we completed a refinancing of our existing indebtedness, which consisted of the issuance of the following:

•	$1.0 billion senior secured revolving credit facility (with no amounts drawn at closing);

•	$7.6 billion senior secured term loan facility, of which $100 million was voluntarily prepaid in November 2013;

•	$1.5 billion of 5.625% senior notes due in 2021;

•	$3.5 billion commercial mortgage-backed securities loan secured by 23 of our U.S. owned real estate assets; and

•	$525 million mortgage loan secured by our Waldorf Astoria New York property.

We also entered into four interest rate swaps totaling $1.45 billion which swap floating three-month LIBOR to a fixed rate of 1.87 percent. We used the net proceeds of these transactions, additional borrowings of $300 million under our Timeshare Facility, cash proceeds from the Hilton HHonors point sales (discussed below), and available cash to repay our outstanding Secured Debt and plan to redeem our other unsecured notes due 2031 at a price equal to 100 percent of the principal amount of $96 million plus accrued interest. As of September 30, 2013, after giving pro forma effect to the debt refinancing, our long-term debt, including current maturities, would have been $13,255 million and our non-recourse debt, including current maturities would have been $1,006 million. Additionally, the contractual maturities of our long-term debt and non-recourse debt as of September 30, 2013 would have been as follows:

Year	(in millions)
2013 (remaining)	$40
2014	126
2015	149
2016	698
2017	171
Thereafter	13,115

14,299
Less: Discount	(38)

Total long-term debt and non-recourse debt	$14,261

Hilton HHonors Point Sales

In October 2013, we sold Hilton HHonors points to American Express Travel Related Services Company, Inc. (“Amex”) and Citibank, N.A. (“Citi”), for $400 million and $250 million, respectively, in cash. We used the net proceeds of the Hilton HHonors points sales to reduce outstanding indebtedness. Amex and Citi and their respective designees may use the points in connection with Hilton HHonors co-branded credit cards and for promotions, rewards and incentive programs, or other certain activities as they may establish or engage in from time to time. Upon completion of these transactions, we recorded deferred revenue of $650 million.

HILTON
WORLDWIDE
THANK
YOU
To all our team members,
owners and loyal guests
throughout the world

112,820,512 Shares

Hilton Worldwide Holdings Inc.

Common Stock

PROSPECTUS

Deutsche Bank Securities

Goldman, Sachs & Co.

BofA Merrill Lynch

Morgan Stanley

J.P. Morgan

Wells Fargo Securities

                    , 2013

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the New York Stock Exchange.

Filing Fee—Securities and Exchange Commission	$360,431
Fee—Financial Industry Regulatory Authority, Inc.	225,500
Listing Fee—New York Stock Exchange	250,000
Fees and Expenses of Counsel	4,625,000
Printing Expenses	1,000,000
Fees and Expenses of Accountants	3,000,000
Transfer Agent and Registrar’s Fees	25,000
Miscellaneous Expenses	2,514,069

Total	12,000,000

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

We are currently party to or intend to enter into indemnification agreements with our directors and executive officers. These agreements require or will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibit Index

1.1	Form of Underwriting Agreement**

3.1	Certificate of Incorporation of Hilton Worldwide Holdings Inc.**

3.2	Bylaws of Hilton Worldwide Holdings Inc.**

3.3	Form of Amended and Restated Certificate of Incorporation of Hilton Worldwide Holdings Inc.**

3.4	Form of Amended and Restated Bylaws of Hilton Worldwide Holdings Inc.**

4.1	Indenture, dated as of October 4, 2013, among Hilton Worldwide Finance LLC and Hilton Worldwide Finance Corp. as issuers, Hilton Worldwide Holdings Inc., as guarantor and Wilmington Trust, National Association, as trustee.**

4.2	First Supplemental Indenture, dated as of October 25, 2013, among the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee.**

4.3	Form of 5.625% Senior Note due 2021 (included in Exhibit 4.1)**

5.1	Opinion of Simpson Thacher & Bartlett LLP regarding validity of the shares of common stock registered

10.1	Credit Agreement, dated as of October 25, 2013, among Hilton Worldwide Holdings Inc., as parent, Hilton Worldwide Finance LLC, as borrower, the other guarantors from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, collateral agent, swing line lender and L/C issuer, and the other lenders from time to time party thereto.**

10.2	Security Agreement, dated as of October 25, 2013, among the grantors identified therein and Deutsche Bank AG New York Branch, as collateral agent.**

10.3	Loan Agreement, dated as of October 25, 2013, among the subsidiaries party thereto, collectively, as borrower and JPMorgan Chase Bank, National Association, German American Capital Corporation, Bank of America, N.A., GS Commercial Real Estate LP and Morgan Stanley Mortgage Capital Holdings LLC, collectively, as lender.**

10.4	Guaranty Agreement, dated as of October 25, 2013, among the guarantors named therein and JPMorgan Chase Bank, National Association, German American Capital Corporation, Bank of America, N.A., GS Commercial Real Estate LP and Morgan Stanley Mortgage Capital Holdings LLC, collectively, as lender.**

10.5	Loan Agreement, dated as of October 25, 2013, among HLT NY Waldorf LLC, as borrower, HSBC Bank USA, National Association, as agent, the lenders named therein, HSBC Bank USA, National Association and DekaBank Deutsche Girozentrale, as lead arrangers and HSBC Bank USA, National Association, as syndication agent.**

10.6	Guaranty of Recourse Carveouts, dated as of October 25, 2013, among the guarantors named therein and HSBC Bank USA, National Association, as agent and lender and any other co-lenders from time to time party thereto.**

10.7	Receivables Loan Agreement, dated as of May 9, 2013, among Hilton Grand Vacations Trust I LLC, as borrower, Wells Fargo Bank, National Association, as paying agent and securities intermediary, the persons from time to time party thereto as conduit lenders, the financial institutions from time to time party thereto as committed lenders, the financial institutions from time to time party thereto as managing agents, and Deutsche Bank Securities, Inc., as administrative agent and structuring agent.**

10.8	Amendment No. 1 to Receivables Loan Agreement, effective as of July 25, 2013, among Hilton Grand Vacations Trust I LLC, as borrower, Wells Fargo Bank, National Association, as paying agent and securities intermediary, Deutsche Bank AG, New York Branch, as a committed lender and a managing agent, Montage Funding, LLC, as a conduit lender, Deutsche Bank Securities, Inc., as administrative agent, and Bank of America, N.A., as assignee.**

10.9	Omnibus Amendment No. 2 to Receivables Loan Agreement, Amendment No. 1 to Sale and Contribution Agreement and Consent to Custody Agreement, effective as of October 25, 2013, among Hilton Grand Vacations Trust I LLC, as borrower, Grand Vacations Services, LLC, as servicer, Hilton Resorts Corporation, as seller, Wells Fargo Bank, National Association, as custodian, the financial institutions signatory thereto, as managing agents, and Deutsche Bank Securities, Inc., as administrative agent.**

10.10	Registration Rights Agreement, dated as of October 4, 2013, among Hilton Worldwide Finance LLC, Hilton Worldwide Finance Corp., Hilton Worldwide Holdings Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the several initial purchasers (previously filed as Exhibit 4.4 to Amendment No. 1 to this Registration Statement on October 18, 2013).**

10.11	Joinder Agreement, dated as of October 25, 2013, among the subsidiary guarantors party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the several initial purchasers.**

10.12	Form of Stockholders Agreement**

10.13	Form of Registration Rights Agreement among Hilton Worldwide Holdings Inc. and certain of its stockholders**

10.14	Form of Registration Rights Agreement among Hilton Worldwide Holdings Inc. and certain former members of Hilton Global Holdings LLC**

10.15	Form of Omnibus Incentive Plan**

10.16	Form of Restricted Stock Grant and Acknowledgment**

10.17	Form of Director Restricted Stock Unit Award Agreement**

10.18	Form of Severance Plan**

10.19	Form of Director and Officer Indemnification Agreement**

10.20	Employment Agreement, dated January 4, 2011, between Hilton Worldwide, Inc. and Christopher J. Nassetta**

10.21	Employment Agreement, dated September 15, 2008, between Hilton Hotels Corporation and Thomas C. Kennedy**

10.22	Employment Agreement, dated January 1, 2010, between Hilton Worldwide, Inc. and Ian R. Carter**

10.23	Employment Agreement, dated November 13, 2008, between Hilton Worldwide, Inc. and Paul J. Brown**

10.24	Separation Agreement and Release dated as of September 24, 2013, between Hilton Worldwide, Inc. and Thomas C. Kennedy**

10.25	Separation Agreement and Release dated as of October 31, 2012, between Hilton Worldwide, Inc. and Paul J. Brown**

21.1	Subsidiaries of the Registrant**

23.1	Consent of Ernst & Young LLP

23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)

23.3	Consent of Elizabeth A. Smith to be named as a director nominee**

24.1	Power of Attorney (included on signature pages to this Registration Statement)

99.1	Section 13(r) Disclosure**

**	Previously filed.

(b) Financial Statement Schedule

All schedules are omitted because the required information is either not present, not present in material amounts or presented within the consolidated financial statements included in the prospectus and are incorporated herein by reference.

ITEM 17.	UNDERTAKINGS

(1)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2)	The undersigned Registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in McLean, Virginia, on the 2nd day of December, 2013.

HILTON WORLDWIDE HOLDINGS INC.

By:	/s/ Christopher J. Nassetta
	Name:	Christopher J. Nassetta
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of December, 2013.

Signature	Title

/s/ Christopher J. Nassetta	President and Chief Executive Officer (principal executive officer)
Christopher J. Nassetta

*	Chairman of the Board of Directors
Jonathan D. Gray

*	Director
Michael S. Chae

*	Director
Tyler S. Henritze

*	Director
Judith A. McHale

*	Director
John G. Schreiber

*	Director
Douglas M. Steenland

*	Director
William J. Stein

/s/ Kevin J. Jacobs	Executive Vice President and Chief Financial Officer (principal financial officer)
Kevin J. Jacobs

/s/ Paula A. Kuykendall	Senior Vice President and Chief Accounting Officer (principal accounting officer)
Paula A. Kuykendall

*By:	/s/ Christopher J. Nassetta
	Name:	Christopher J. Nassetta
	Title:	Attorney-in-Fact